Form 20-F
period 2002-12-31
BANCO COMERCIAL PORTUGUES SA
filed 2003-06-27
CIK 876842

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

                           Commission File No. 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
             (Exact name of registrant as specified in its charter)

             Republic of Portugal                                Rua Augusta 62-96 Lisbon, Portugal
(Jurisdiction of incorporation or organization)               (Address of principal executive offices)

--------------------------------------------------------------------------------
 Securities registered or to be registered pursuant to Section 12(b) of the Act.
--------------------------------------------------------------------------------

                                                                                     Name of each exchange
                           Title of each class                                        on which registered
--------------------------------------------------------------------------   -----------------------------------
American Depositary Shares ("ADSs"), each ADS representing five ordinary            New York Stock Exchange
shares, nominal value 1.00 euro per share, of Banco Comercial Portugues,
S.A. (the "Shares")

The Shares                                                                        New York Stock Exchange (*)

8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A               New York Stock Exchange
($25 Par Value per share), of BCP International Bank Limited

Guarantee of Non-cumulative Guaranteed Preference Shares of Banco                            None
Comercial Portugues, S.A.

(*) The Shares are not listed for trading, but only in connection with the registration of the ADSs, pursuant to the requirements of the New York Stock Exchange.

--------------------------------------------------------------------------------
   Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None
--------------------------------------------------------------------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None
--------------------------------------------------------------------------------

The number of outstanding Shares of each class of capital stock or common stock of Banco Comercial Portugues, S.A. at December 31, 2002 was: 2,326,714,877 Shares.

The number of outstanding shares of each class of capital stock or common stock of BCP International Bank Limited at December 31, 2002 was: 11,000,000 ordinary shares, par value $1.00 per share, and 398,589 shares of 8% Non-cumulative Guaranteed Exchangeable Preference Shares, Series A, par value $25 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|
================================================================================

                         BANCO COMERCIAL PORTUGUES, S.A.
                                    FORM 20-F

INTRODUCTION..................................................................4

PRESENTATION OF INFORMATION...................................................4

FORWARD-LOOKING STATEMENTS....................................................5

PART I     ...................................................................5

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............5

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................5

ITEM 3.    KEY INFORMATION....................................................5

   A.      SELECTED FINANCIAL DATA............................................5
           Ratio of Earnings to Fixed Charges.................................8
           Dividends..........................................................9
           Exchange Rate Information.........................................11
   B.      CAPITALIZATION AND INDEBTEDNESS...................................12
   C.      REASON FOR THE OFFER AND USE OF PROCEEDS..........................12
   D.      RISK FACTORS......................................................13

ITEM 4.    INFORMATION ON THE BANK...........................................18

   A.      HISTORY AND DEVELOPMENT OF THE BANK...............................18
           Overview..........................................................18
           Bank History......................................................19
           Significant Developments in 2003..................................21
           Capital Expenditures and Divestitures.............................22
   B.      BUSINESS OVERVIEW.................................................23
           Nature of Operations and Principal Activities.....................23
           Strategy..........................................................24
           Commercial Banking Networks in Portugal...........................25
           Other Financial Services in Portugal..............................29
           International Activities..........................................34
           International Partnerships........................................37
           Competition.......................................................38
           Total Revenues by Category of Activity and Geographic Market......39
           Material effects of Governmental Regulation.......................39
           Risk Management...................................................46
   C.      ORGANIZATIONAL STRUCTURE..........................................51
           The Bank and the Group............................................51
           Significant Subsidiaries..........................................53
   D.      PROPERTIES........................................................53
   E.      ADDITIONAL SPECIALIZED INDUSTRY DISCLOSURES.......................54
           Selected Statistical Data.........................................54
           Assets............................................................56
           Liabilities.......................................................77

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................79

   A.      OPERATING RESULTS.................................................79
           Overview..........................................................79
           Critical Accounting Policies......................................83
           Results of Operations - Three Year Period ended December 31,
           2002..............................................................86
           Net Income........................................................87

           Net Interest Income...............................................88
           Interest Income...................................................90
           Interest Expense..................................................90
           Charges to Provisions for Loan Losses.............................91
           Non-Interest Income...............................................93
           Commissions and Fees Earned on Banking Operations.................95
           Other Non-Interest Income.........................................97
           Operating Expenses................................................99
           Other Operating Expenses.........................................101
           Provision for Income Taxes.......................................102
           Minority Interests, Net of Income Taxes..........................102
           Extraordinary Charges to Provisions..............................103
           Segmental Reporting..............................................103
   B.      LIQUIDITY AND CAPITAL RESOURCES..................................111
           Liquidity........................................................111
           Capital Resources................................................113
           Off Balance Sheet Arrangements...................................115
           Derivatives......................................................115
           Capital Adequacy.................................................115
   C.      RESEARCH AND DEVELOPMENT.........................................117
   D.      TREND INFORMATION................................................117

ITEM 6.    DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES......................118

   A.      DIRECTORS AND EXECUTIVE OFFICERS.................................118
           Information Concerning the Directors.............................118
           Business Experience of Directors.................................121
   B.      COMPENSATION.....................................................123
           Compensation of Directors and Management.........................123
   C.      BOARD PRACTICES..................................................123
           Information Concerning the Board.................................123
           Information Concerning Committees of the Board...................124
   D.      EMPLOYEES........................................................125
   E.      SHARE OWNERSHIP..................................................126

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................126

   A.      MAJOR SHAREHOLDERS...............................................126
   B.      RELATED PARTY TRANSACTIONS.......................................127
   C.      INTERESTS OF EXPERTS AND COUNSEL.................................128

ITEM 8.    FINANCIAL INFORMATION............................................128

   A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION..........128
           Legal proceedings................................................128
           Dividend payment policy..........................................128
   B.      SIGNIFICANT CHANGES..............................................129

ITEM 9.    THE OFFER AND LISTING............................................129

   A.      LISTING DETAILS..................................................129
           Listed Securities................................................130
   B.      PLAN OF DISTRIBUTION.............................................132
   C.      MARKETS..........................................................132
   D.      SELLING SHAREHOLDERS.............................................132
   E.      DILUTION.........................................................132
   F.      EXPENSES OF THE ISSUE............................................132

ITEM 10.   ADDITIONAL INFORMATION...........................................132

   A.      SHARE CAPITAL....................................................132
   B.      MEMORANDUM AND ARTICLES OF ASSOCIATION...........................132

   C.      MATERIAL CONTRACTS...............................................133
   D.      EXCHANGE CONTROLS................................................134
           General..........................................................134
           International Capital Flows......................................134
           Control of Substantial Shareholdings.............................134
           Investment Limitations of Credit Institutions....................135
           Dividends, Interest and Proceeds of Sale.........................136
   E.      TAXATION.........................................................136
           Portuguese Income Tax............................................137
           Portuguese Taxation on Capital Gains.............................138
           Portuguese Substitute Inheritance and Gift Tax...................140
           Other Specific Conditions........................................140
           Portuguese Transfer Fees and Taxes...............................141
           United States Federal Income Taxation............................141
   F.      DIVIDENDS AND PAYING AGENTS......................................145
   G.      STATEMENT BY EXPERTS.............................................145
   H.      DOCUMENTS ON DISPLAY.............................................145
   I.      SUBSIDIARY INFORMATION...........................................145

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......145

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........145

PART II    .................................................................146

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................146

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS..................................................146

ITEM 15.   CONTROLS AND PROCEDURES..........................................146

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.................................146

ITEM 16B.  CODE OF ETHICS...................................................146

PART III   .................................................................146

ITEM 17.   FINANCIAL STATEMENTS.............................................146

ITEM 18.   FINANCIAL STATEMENTS.............................................146

ITEM 19.   EXHIBITS.........................................................250

SIGNATURES..................................................................251

CERTIFICATIONS..............................................................252

INDEX TO EXHIBITS...........................................................254

                                  INTRODUCTION

This is our year 2002 annual report to our shareholders in the United States. Banco Comercial Portugues, S.A., together with its subsidiaries, form the largest privately held financial group in Portugal. For a brief synopsis of our history and growth please see "Item 4. Information on the Bank - History and Development of the Bank".

                           PRESENTATION OF INFORMATION

In this report, unless the context otherwise requires, the terms the "Group", the "BCP Group", "we", "us" and "our" mean Banco Comercial Portugues, S.A. ("BCP" or the "Bank"), a limited liability company organized under the laws of the Portuguese Republic, and all of its banking and financial subsidiaries that are engaged in business activities relating to those of BCP, as long as BCP directly or indirectly owns 50% or more of the decision-making unit. See note 1 to our consolidated financial statements contained in this report.

Unless otherwise indicated, when we refer to consolidated financial statements in this report, we mean the audited consolidated financial statements of the BCP Group as of December 31, 2002 and 2001, which comprise the consolidated balance sheet as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2002, 2001 and 2000, included, together with the audit opinion thereon, in this report.

Portugal is a Member State of the European Union and, with effect from January 1, 2000, we changed our reporting currency to the euro from our former national currency, the escudo. In this report we have restated into euros all of our financial statements for periods prior to January 1999 at the official fixed conversion rate of 200.482 escudos per euro. While this restatement depicts the same trends as would be reflected by the continued use of the escudo, our restated consolidated financial statements are not comparable to the financial statements of other companies reporting in euro that have been restated from a different currency than the escudo.

Our consolidated financial statements are prepared in accordance with the accounting plan and accounting guidelines established by the Bank of Portugal ("Portuguese GAAP"). Portuguese GAAP differs in certain material respects from U.S. generally accepted accounting principles ("U.S. GAAP"). The principal differences between Portuguese GAAP and U.S. GAAP and the related effects on our net income and shareholders' equity are set out in note 38 to our consolidated financial statements. Our consolidated financial statements included in this report are presented after giving effect to material reclassifications in their presentation to comply with the disclosure requirements of Article 9 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the "SEC") and therefore differ in presentation from our consolidated financial statements approved by our shareholders and appearing in our annual reports for the years shown. In addition, when we use "$" in the columns below, we mean United States dollars that have been translated from euros at the Noon Buying Rate in New York City for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") of 1 euro equals $1.0485 on December 31, 2002. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information".

When we refer to average balances for a particular period, we mean the average of month-end balances for such period, unless we say otherwise. We do not believe that such monthly averages present trends that are materially different from those that daily averages would show.

When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless we say otherwise.

                           FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such is the case with statements that include the words "expect", "project", "anticipate", "should", "intend", "probability", "risk", "target", "goal", "objective", "estimate", "future" and similar expressions or variations on such expressions. Such statements are subject to certain risks and uncertainties including, but not limited to, the state of the Portuguese economy, competition affecting our business, an inability to preserve our customer base, our ability to properly manage market, credit, liquidity, operational and underwriting risks, regulatory changes, difficulties with our acquisition of Seguros e Pensoes or with our international expansion, and other risks indicated in "Item 3. Key Information - D. Risk Factors". Many possible events or factors could affect our future financial results and performance, causing them to differ materially from those expressed in our forward-looking statements.

The forward-looking statements we have included in this Annual Report on Form 20-F speak only as of the date thereof and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements".

                                                                           Year ended December 31,
                               ----------------------------------------------------------------------------------------------------
                                    2002             2002                2001             2000             1999            1998
                               --------------   --------------      --------------   --------------   --------------   ------------

                                 (in thousands
                                  of $ except
                                ratios and per
                                  share data)                (in thousands of euros except ratios and per share data)
INCOME STATEMENT DATA(1):
Interest Income                     3,133,392        2,988,451           3,396,524        3,044,806        1,539,289      1,652,125
Interest Expense                   (1,742,296)      (1,661,703)         (2,044,666)      (1,792,223)        (783,735)      (952,990)
                               --------------   --------------      --------------   --------------   --------------   ------------
Net Interest Income                 1,391,096        1,326,748           1,351,858        1,252,583          755,554        699,135
Provision for Loan Losses            (550,734)        (525,259)(2)        (308,701)        (307,599)        (210,420)      (187,068)
                               --------------   --------------      --------------   --------------   --------------   ------------
Net Interest Income after
Provision
  for Loan Losses                     840,362          801,489           1,043,157          944,984          545,134        512,067
Other Income                        1,368,006        1,304,727           1,214,412        1,440,497        1,145,915        826,054
Other Expenses                     (1,790,186)      (1,707,378)         (1,445,175)      (1,577,239)      (1,092,853)      (923,016)
                               --------------   --------------      --------------   --------------   --------------   ------------
Income Before Income Taxes            418,182          398,838             812,394          808,242          598,196        415,105
Provision for Income Taxes            (58,065)         (55,379)            (84,455)        (129,698)         (53,941)       (50,862)
Minority Interests, net of
  Income Taxes                        (74,169)         (70,738)            (90,265)         (66,879)        (113,868)       (93,868)
Extraordinary cost                         --               --             (66,002)              --               --             --
Pre-acquisition net Income                 --               --                  --         (106,167)              --             --
                               --------------   --------------      --------------   --------------   --------------   ------------
Net Income                            285,948          272,721             571,672          505,498          430,387        270,375
                               ==============   ==============      ==============   ==============   ==============   ============

BALANCE SHEET DATA(1) (3):
Securities Portfolio(4)             6,420,757        6,123,755           7,449,298        8,331,931        4,066,449      3,924,488
Loans, net                         46,968,333       44,795,740          42,441,901       40,596,941       23,500,577     17,966,408
Total Interest-Earning Assets      54,406,515       51,889,857          52,327,778       52,253,621       29,075,975     23,832,441
Total Assets                       64,107,124       61,141,749          62,392,973       61,433,847       35,005,795     28,713,892
Net Assets                          3,715,560        3,543,691           3,534,392        3,101,455        3,133,376      2,419,731
Total Deposits(5)                  42,179,974       40,228,874          42,610,245       45,432,947       26,599,975     22,988,261
Total Interest-Bearing
  Liabilities                      57,570,570       54,907,554          56,614,547       55,427,922       30,699,773     24,998,491
Shareholders' Equity                2,294,559        2,188,421           2,187,176        1,820,506        1,813,230      1,539,185

PER SHARE DATA(6):
Average Shares                  2,326,714,877    2,326,714,877       2,272,727,852    1,609,011,605    1,055,075,859    976,686,965
Net Income(7)                            0.12             0.12                0.25             0.31             0.41           0.28
Dividends(8)                             0.10             0.10                0.15               --             0.15           0.12
Shareholders' Equity(9)                  0.99             0.94                0.96             1.13             1.72           1.58

---------------
(1) This selected consolidated financial information has been extracted from our consolidated financial statements, which were prepared in accordance with Portuguese GAAP after giving effect to material reclassifications in their presentation to comply with the disclosure requirements of Article 9 of Regulation S-X promulgated by the SEC.

(2) Includes an additional charge to provisions for loan losses of 200 million euros as a result of management's assessment of the underlying risks of the BCP Group's activities, namely increased credit risk and uncertainties in capital markets as well as the downturn in economic activity in Portugal.

(3)   At end of the reported period.

(4) Securities Portfolio includes treasury bills and other government bonds, trading account securities and investment securities, net of provisions. It does not include treasury stock.

(5) Total Deposits includes non interest-bearing and interest-bearing deposits. (6) Adjusted for share splits.

(7) Calculated on the basis of the weighted average number of ordinary shares outstanding during the relevant period.

(8) Calculated on the basis of total cash dividends paid in respect of each period indicated. In 2001, a cash dividend in respect of our consolidated net income for the year ended December 31, 2000 was not distributed. A special reserve was established in order to effect a bonus issue of 57,027,325 new ordinary shares that were proportionally distributed to the holders of our ordinary shares in 2001. See "Item 3. Key Information - A. Selected Financial Data - Dividends - Ordinary Shares".

(9) Calculated on the basis of Shareholders' Equity at period end divided by weighted average number of shares for the period.

                                                                      Year ended December 31,
                                           ---------------------------------------------------------------------------------
                                              2002         2002            2001         2000            1999         1998
                                           ----------   ----------      ----------   ----------      ----------   ----------
                                           (in thousands                (in thousands of euros, except ratios)
                                            of $ except
                                             ratios)
AVERAGE BALANCES(1):
Securities Portfolio(2)                     3,334,578    3,180,332       3,856,307    4,631,010       2,511,867    2,897,388
Loans, net                                 45,725,763   43,610,647      41,900,069   37,466,715      20,471,000   15,126,051
Total  Interest-Earning Assets             54,395,755   51,879,595      52,805,555   48,562,809      27,318,189   23,625,024
Total Assets                               64,102,760   61,137,587      62,062,303   57,586,023      32,128,999   28,084,052
Net Assets                                  3,495,073    3,333,403       3,450,919    3,534,716       2,850,101    2,059,780
Total Deposits(3)                          42,422,664   40,460,338      43,759,124   43,116,469      24,883,236   22,813,898
Total Interest-Bearing Liabilities         57,945,568   55,265,206      56,091,583   51,707,784      27,885,334   24,708,562
Shareholders' Equity                        2,071,214    1,975,407       2,179,693    1,826,807       1,721,623    1,246,167

RATIOS:
Profitability Ratios
   Net Interest Margin(4)                                     2.56%           2.56%        2.58%           2.77%        2.96%
   Return on Average Total Assets(5)                          0.45%           0.92%        0.88%           1.34%        0.96%
   Return on Average Shareholders'
      Equity(6)                                              13.81%          26.23%       27.67%          25.00%       21.70%
Average Shareholders' Equity
   to Average Total Assets                                    3.23%           3.51%        3.17%           5.36%        4.44%
Shareholders' Equity to Total Assets                          3.58%           3.50%        2.96%           5.17%        5.36%
Dividend Payout Ratio(7)                                     49.22%(8)       61.05%        0.00%(9)       34.85%       42.25%

CREDIT QUALITY DATA(1)(10):
Total Loans (before provisions)            48,099,240   45,874,335      43,434,423   41,496,849      23,942,384   18,395,604
Past Due loans
   Past Due Loans less than 90 days           111,190      106,047          99,948      105,467          32,967       26,795
   Past Due Loans more than 90 days           588,711      561,479         626,889      453,455         239,186      269,705
   Total Past Due Loans                       699,901      667,526         726,837      558,922         272,153      296,500
Total Past Due Loans to Total Loans                           1.46%           1.67%        1.35%           1.14%        1.61%
Past Due Loans more than 90 days to Total
   Loans                                                      1.22%           1.44%        1.09%           1.00%        1.47%
Provisions
   Specific                                   487,496      464,946         537,413      424,923         206,552      223,985
   General
      Credit Granted                          643,411      613,649         455,109      474,985         235,253      205,211
      Guarantees                               73,955       70,534          70,615       65,895          42,106       28,687
Total Provisions for Loan Losses(11)        1,130,907    1,078,595         992,522      899,908         441,805      429,196
Total Provisions for Loan Losses
   to Total Loans                                             2.35%           2.29%        2.17%           1.85%        2.33%
Total Provisions for Loan Losses
   to Total Past Due Loans                                  161.58%         136.55%      161.01%         162.34%      144.75%
Total Provisions for Loan Losses to
   Past Due Loans more than 90 days                         192.10%         158.32%      198.46%         184.71%      159.14%
Charge-offs                                   466,370      444,797         205,012      253,494         190,950      130,393
Charge-offs as % of Total Loans                               0.97%           0.47%        0.61%           0.80%        0.71%

--------------------
(1) This selected consolidated financial information has been extracted from our consolidated financial statements, which were prepared in accordance with Portuguese GAAP after giving effect to material reclassifications in their presentation to comply with the disclosure requirements of Article 9 of Regulation S-X promulgated by the SEC.

(2) Securities Portfolio includes treasury bills and other government bonds, trading account securities and investment securities, net of provisions. It does not include treasury stock.

(3) Total Deposits includes non interest-bearing and interest-bearing deposits.

(4) Represents net interest income as a percentage of average interest-earning assets.

(5)   Represents net income as a percentage of average total assets.

(6)   Represents net income as a percentage of average shareholders' equity.

(7) Represents dividends declared per ordinary share divided by net income per ordinary share. Dividends are declared at the general meeting of shareholders and relate to the distributable funds in respect of the immediately preceding financial year. See "Item 3. Key Information - A. Selected Financial Data - Dividends - Ordinary Shares".

(8) The Dividend Payout Ratio for the year ended December 31, 2002 was calculated before an additional charge of 200 million euros.

(9) In 2001, a cash dividend in respect of our consolidated net income for the year ended December 31, 2000 was not distributed. A special reserve was established in order to effect a bonus issue of 57,027,325 new ordinary shares that were proportionally distributed to the holders of our ordinary shares in 2001. See "Item 3. Key Information - A. Selected Financial Data
      - Dividends - Ordinary Shares".

(10) As used in this section, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the SEC, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

(11) Excludes general provisions for guarantees, which are presented in the Balance Sheet under Liabilities.

                                                                     Year ended December 31,
                                             ------------------------------------------------------------------------
                                                   2002                2002             2001              2000
                                             -----------------    ---------------   -------------    ----------------

                                              (in thousands
                                             of $ except per
                                               share data)          (in thousands of euros, except per share data)
U.S. GAAP (1)
Net Income                                          (773,888)          (738,091)     (1,403,789)           (381,059)
Shareholders' Equity                               5,657,261          5,395,576       5,904,981           6,729,908

Per Share data adjusted for stock splits:
   Net Income adjusted for stock splits                (0.33)             (0.32)          (0.62)              (0.24)
   Shareholders' Equity (2)                             2.43               2.32            2.60                4.18

-----------------
(1) For information concerning material differences between Portuguese GAAP and U.S. GAAP, see Note 38 to our consolidated financial statements.

(2) Calculated on the basis of Shareholders' Equity at period end divided by Average Shares outstanding for the period end.

Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges for the Group for each of the past three years, are:

                                                        Year ended December 31,
                                                   --------------------------------
                                                    2002         2001         2000
                                                   ------       ------       ------
Ratios in accordance with Portuguese GAAP
   Excluding interest on deposits                     1.3          1.8          1.9
   Including interest on deposits                     1.1          1.3          1.3
Estimated ratios in accordance with U.S. GAAP
   Excluding interest on deposits                    (0.2)        (1.2)         0.3
   Including interest on deposits                     0.5          0.2          0.8

For the purpose of calculating the ratios of earnings to fixed charges and the preference shares dividends, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate and a representative portion of rental expenses related to the branches.

Dividends

We have issued and outstanding ordinary shares and mandatorily convertible securities. In addition, certain of our subsidiaries have issued various classes of preference shares, which are entitled to certain agreed dividends. We have guaranteed the payment of such dividends.

      Ordinary Shares

      Holders of our ordinary shares are entitled to receive dividends when, as and if declared by our general shareholders meetings.

      We have agreed, as a term of our guarantees of dividend payments on our subsidiaries' preference shares, that if any amount required to be paid pursuant to such guarantees has not been paid, we will pay such amount prior to paying any other distribution in respect of any dividends on our ordinary shares or any other of our shares ranking junior to our obligations under such guarantees.

      We have paid an annual cash dividend on our ordinary shares in respect of every financial year from 1998 to 2002, with the exception of 2000. For the financial year ended December 31, 2000, 57,027,325 new ordinary shares were proportionally distributed to the holders of ordinary shares representing our share capital as of December 31, 2000.

      The table below sets forth the historical amount of dividends paid in respect of the immediately preceding financial year from the available net income of the immediately preceding financial year.

      Dividends in respect of financial year ended December 31,
-----------------------------------------------------------------------
    2002            2001          2000           1999          1998
-------------    -----------    ----------    -----------    ----------
                       (in thousands of euros)

  232,671         348,000          --          150,000        116,000

      The table below sets forth the amount of total cash dividends paid on each ordinary share on the dates indicated (in each case relating to dividends paid in respect of the immediately preceding financial year), adjusted for stock splits.

   Payment Date          Dividend per share        Dividend per share
  --------------        --------------------      --------------------
                            (in dollars)               (in euros)

April 1, 1998                   0.10                      0.09
April 15, 1999                  0.12                      0.12
April 7, 2000                   0.16                      0.15
April 15, 2002                  0.16                      0.15
March 14, 2003                  0.10                      0.10

      Increase in share capital

      On March 13, 2003, in accordance with the authorization granted at February 24, 2003 by the Annual General Shareholders Meeting, we announced an increase in our share capital by 930,685,950 euros through the issuance of 930,685,950 ordinary shares, nominal value 1 euro per share. These ordinary shares were offered to holders of BCP ordinary shares for subscription at a subscription price of 1 euro per ordinary share. The subscription ratio was one proportional right for each ordinary share owned, with the number of new shares that could be subscribed for determined by multiplying the number of proportional rights held by 0.4, rounded down to the nearest whole share (equivalent to 2 new ordinary shares for each 5 existing ones). The securities offered were not registered under the Securities Act of 1933 (the "Securities Act") and were not offered or sold to U.S. persons in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. The rights offering expired on March 31, 2003 and the public deed for the increase in capital of 930,685,950 ordinary shares was executed on April 4, 2003.

      Preference Shares

      Dividends on our preference shares issued by certain of our subsidiaries, that are guaranteed by us, are payable only to the extent of our distributable funds in the financial year preceding the date a dividend payment is due. Under the terms of our guarantees, we are not under any obligation to make any payments in respect of dividends on any series of preference shares, if the payment together with the amount of:

            - any dividends paid in respect of any series of preference shares in the then current financial year;

            - any payments made by us in respect of dividends in the then current financial year;

            - any dividends paid on any of our preference shares ranking equally as to participation in profits with our obligations under the preference share guarantee in the then current financial year; and

            - any dividends paid on or guaranteed payments in respect of all other preference shares entitled to the benefits of a guarantee ranking equally as to participation in profits with the preference share guarantee in the then financial year, would exceed our distributable funds (as defined below).

      If the payments described in the preceding paragraph cannot be made in full due to such limitation, the payments will be made on a pro rata basis in the proportion that the amount available for payment bears to the full amount that would have been payable, had there been no limitation. The determination of any such limitation of the Bank's obligations under the preference share guarantee as set forth above will be made on the relevant dividend payment date, redemption date or liquidation date, as the case may be.

      The term "distributable funds," as calculated at the end of the preceding fiscal year, means the sum of:

            -     accumulated retained earnings, plus

            - reserves and surpluses available for distribution as cash dividends to holders of ordinary shares of the Bank under the companies law of Portugal,

            - increased or decreased by profits or losses from such fiscal year less amounts required to be transferred to legal or other restricted reserves and less bonuses to employees and directors, pursuant to the bank's articles of association approved at the annual general meeting of shareholders that approves the accounts in respect of such prior fiscal year, but before deduction of any dividends or other distributions declared on the ordinary shares in respect of such prior fiscal year.

      The table below reflects the distributable funds during the preceding five years:

                             Year ended December 31,
-------------------------------------------------------------------------------
     2002             2001            2000            1999            1998
---------------    ------------    ------------    ------------    ------------
                           (in thousands of euros)

   834,677          1,080,463        947,948         420,143         343,659

      Mandatorily Convertible Securities

      In December 2002, we issued mandatorily convertible securities, known as "BCP Capital 2005", in a principal amount of 700 million euros. These securities bear interest at a rate of 9% per annum, payable quarterly in arrears. Payment of interest on our mandatorily convertible securities is subject to certain conditions, which include (i) the availability of distributable funds (as defined in the terms and conditions of the mandatorily convertible securities), as decreased by any amounts paid or payable in the course of the current financial year in respect of our preference shares or other securities ranking pari passu with our preference shares that are issued or guaranteed by us, and (ii) our regulatory capital ratio on a consolidated basis being at or above the level required by the Bank of Portugal. Interest which is not due as a result of one or both of these conditions not being met will not be carried forward to subsequent periods.

      Our mandatorily convertible securities are mandatorily convertible into a number of our ordinary shares obtained by dividing the total principal amount of the securities held by the applicable conversion price. The conversion price was fixed at 2.449 euros per ordinary share, subject to adjustment, in accordance with the terms of the mandatorily convertible securities. This conversion price was adjusted to 2.115 euros per ordinary share after taking account of the rights offering that expired on March 31, 2003.

      The terms of our mandatorily convertible securities provide that, in the event of our dissolution, the monetary claims in respect of interest arising under the terms of our mandatorily convertible securities will be subordinated to (i) claims of our creditors, including holders of any bonds or other debt instruments issued by us, except for those declared as ranking pari passu with our mandatorily convertible securities, and (ii) claims under the terms of our preference shares or other securities ranking pari passu with our preference shares that are issued or guaranteed by us. Claims of the holders of our mandatorily convertible securities will rank pari passu with the claims of our ordinary shareholders and, consequently, will rank junior to the claims of our preference shareholders.

Exchange Rate Information

We publish our consolidated financial statements in euros. For purposes of this report, all exchange rate information is based on the Noon Buying Rate.

Since January 1, 1999, there is no longer a Noon Buying Rate for escudos but only a Noon Buying Rate for the euro expressed in dollars per euro, the escudo having a fixed conversion rate of 200.482 escudos per euro. We have restated into euros all of our financial statements for periods prior to January 1, 1999 using this fixed conversion rate. This restatement depicts the same trends as would be reflected by the continued use of the escudo.

When we use "dollars" or "$" in this report, we mean United States dollars that, unless otherwise indicated, have been translated from euros at the rate of 1 euro equals $1.0485, the Noon Buying Rate on December 31, 2002. This translation should not be construed as a representation that euro amounts could be converted into U.S. dollars at that rate.

The following exchange rate tables set forth for the periods and dates indicated information concerning the exchange rates for the euro expressed in dollars per euro. The average rates reflected in the table immediately below are the average of the applicable Noon Buying Rates on the last day of each month during the period.

                                                         Dollars per Euro
                            --------------------------------------------------------------------------------
    Calendar Year            Period End            Average               High                   Low
                                 ($)                 ($)                  ($)                   ($)
-----------------------     --------------    ------------------    ----------------    --------------------
       1998(1)                 1.1748              1.1129               1.0552                1.2161
       1999                    1.0070              1.0586               1.0016                1.1812
       2000                    0.9388              0.9207               0.8720                1.0335
       2001                    0.8901              0.8909               0.8370                0.9520
       2002                    1.0485              0.9495               0.8594                1.0485

-------------

(1) Beginning on January 4, 1999, the Federal Reserve Bank of New York began reporting the euro/dollar exchange rate in place of the individual currencies of the EU members participating in the euro. Prior year data have been restated based on the fixed exchange rate of 1.00 euro to
      200.482 escudos.

                                                    Rate During Period
                                            ------------------------------------
                Period                                     Euro
                                            ------------------------------------
          Previous Six Months                   High                 Low
                                                 ($)                 ($)
----------------------------------------    --------------    ------------------

             December 2002                     1.0485              0.9927
             January 2003                      1.0861              1.0361
             February 2003                     1.0875              1.0708
              March 2003                       1.1062              1.0545
              April 2003                       1.1180              1.0621
               May 2003                        1.1853              1.1200
      June 2003 (through June 23)              1.1870              1.1548

Fluctuations in the exchange rate between euros and dollars are likely to affect both the market price of our ADSs in the United States and the dollar conversion of the cash dividends that are paid on our ADSs. Fluctuations in the exchange rate of euros and other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses. On June 23, 2003, the exchange rate for the euro expressed in dollars per euro was 1 euro equals $1.1548.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. The following describes some of the significant risks that could affect us. Additionally, some risks may currently be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, income, profits, assets and liquidity. They should also be considered in connection with the forward-looking statements in this Annual Report on Form 20-F and the warning regarding forward-looking statements at the beginning of this Annual Report on Form 20-F.

The downturn in the Portuguese economy has adversely affected our financial condition and results of operations and may continue to do so in the future.

      We are dependent on the state of the Portuguese economy. For the year ended December 31, 2002, approximately 86.5% of our income was derived from our activities in Portugal. After a prolonged economic expansion between 1995 and 2000, the rate of growth of the Portuguese economy began to decelerate in mid-2000, aggravated by the deceleration in the growth of the world economy. In 2002, economic activity in Portugal continued to decelerate as a result of a slowdown in private consumption, significant contraction of investment, a decelerating rate of exports and lower levels of public spending. GDP growth in Portugal declined from 1.8% in 2001 (according to the Bank of Portugal) to below 0.5% in 2002 (BCP estimate). Unemployment, which had declined steadily since 1996, increased from 3.8% at the end of 2000 to 4.1% at the end of 2001 and to 5.1% at the end of the third quarter of 2002 (source: National Statistics Institute of Portugal). The major Portuguese and European stock market indices fell significantly in 2002, and the Portuguese PSI-20 index fell by 25.6%. This unfavorable economic environment and the prospect of possible unemployment has limited household demand for consumer credit. Demand for mortgage loans, banking products and other services has decreased. In addition, the postponement of investment decisions by companies has limited corporate demand for credit. The slowdown in the Portuguese economy and the consequent reduced demand for financial products and services, together with lower asset quality, has adversely affected our financial condition and results of operations for the years ended December 31, 2002 and 2001, and has led to increased charges to loan loss provisions, including an additional charge to provisions for general loan losses of 200 million euros for the year ended December 31, 2002. A continued downturn in the economy could prevent us from executing our growth strategy and could further adversely affect our financial condition and results of operations.

We face strong competition in our principal areas of operation.

      Since 1996, there has been a significant expansion of personal financial services in the Portuguese banking market, resulting in a sustained development of mortgage credit, consumer loans, investment funds and unit linked products, and increased use of credit cards. The Portuguese banking market is now well developed, and includes strong domestic competitors that incorporate a multi-product, multi-channel and multi-client segmented approach. In addition, there has been significant development of Internet banking operations and the use of new techniques, such as customer relationship management, which enable banks to accurately track customers' requirements. Foreign banks have also entered the Portuguese market, particularly in areas such as corporate banking, asset management, private banking and brokerage services. These factors have resulted in increased competition. Although we believe that we are in a strong position to continue to compete in the Portuguese market, we cannot assure you that we will be able to compete effectively in the markets in which we operate, or that we will be able to maintain or increase the level of our results of operations.

We may not be able to preserve our customer base.

      Our success depends on our ability to maintain our customer loyalty and to offer our customers a wide range of high quality, competitive products and consistently high levels of service. We have sought to achieve this objective by segmenting our branch networks to better serve the diverse needs of each customer segment and by cross-selling the products and services of our subsidiaries through our marketing and distribution networks in Portugal. In addition, we have recently acquired 100% of the share capital of Seguros e Pensoes. As a result of this acquisition, we expect to continue to offer a wide range of bancassurance products to our customers. Any failure to maintain our customer loyalty or to offer our customers a wide range of high quality, competitive products or consistently high levels of service could have a material adverse effect on our financial condition and results of operations.

Our liabilities to our customers exceed our liquid assets.

      Our primary source of funds is our retail deposit base. In recent years, however, as interest rates have declined, customers have started to channel their individual savings away from traditional bank products, such as deposits, and towards other instruments with higher expected returns. Our other funding sources include medium and long-term bond issues, commercial paper and medium-term structured products. In addition, we have carried out various asset securitization operations. We also borrow money in the money markets, and we have also recently increased own funds through share capital increases and the issue of mandatorily convertible securities, convertible subordinated securities and subordinated bonds. While we fully comply with the Bank of Portugal's regulations governing liquidity, our liabilities to our customers exceed the amount of our liquid assets. As of December 31, 2002, 2001 and 2000, this shortfall amounted to approximately 14,800 million euros, 15,200 million euros and 16,200 million euros, respectively. If we are unable to borrow sufficient funds to meet our obligations to our customers and other investors, our financial condition and results of operations will be materially adversely affected. In addition, due to our net funding position, any rating downgrade could adversely affect our financial condition and results of operations.

The sharp decline in the global equity markets has had and may continue to have a material adverse effect on our business and results of operations.

      Investment returns are an important part of our overall profitability, in particular in relation to the asset management business of AF Investimentos, S.G.P.S., S.A. ("AF Investimentos") and the investment banking business of BCP Investimento - Banco Comercial Portugues de Investimento, S.A. ("BCP Investimento"). The sharp decline in the global equity markets throughout 2001 and 2002 has affected the sales of certain of our products, such as unit linked products, participating life insurance and pension products, mutual funds and asset management services, significantly decreasing our income from commissions and adversely affecting our financial condition and results of operations. In addition, fluctuations in price levels in the securities markets could result in investors withdrawing capital from the markets, decreasing their rate of investment or surrendering life insurance policies, any of which could adversely affect sales of our investment products, including certain life insurance products.

We could be adversely affected by regulatory changes, which could affect, among other things, the capital adequacy requirements applicable to us.

      We operate in a highly regulated industry. We could be adversely affected by regulatory changes in Portugal, the EU or those foreign countries in which we operate, or by other political developments in or affecting Portugal, the EU or such foreign countries. We have no control over such regulatory changes or political developments. Portugal's current capital requirements are in many respects similar to the requirements imposed by the international framework for capital measurement and capital standards of banking institutions of the Basel Committee on Banking Regulations and Supervisory Practices. Recent changes have been proposed by the Basel Committee to capital requirements. If such changes are adopted and ultimately implemented by the Bank of Portugal, this could adversely affect our capital position. In addition, the changes mandated by the EU's harmonization of accounting principles will require us to adopt International Accounting Standards with effect from January 1, 2005. This could also adversely affect our capital position.

There is a risk that our pension fund is under-funded, and we may be required to make additional contributions to the fund in the future.

      There is a risk that our pension fund is under-funded. The sharp decline in the global financial markets throughout 2001 and 2002 has caused investment returns and the value of our pension fund to decline. The unrecognized actuarial losses of our pension fund increased from 398,762 thousands of euros as of December 31, 2001 to 795,077 thousands of euros as of December 31, 2002. The reserves we have made in our consolidated financial statements for our pension liabilities are based on certain assumptions regarding mortality and, accordingly, we face the risk that beneficiaries of the policy will live longer and draw more from the pension fund than we have allowed for. If our pension fund is under-funded, we will be required to make additional contributions to the fund in the future, which could adversely affect our financial condition and results of operations. In addition, we are required to deduct, from our Tier 1 capital, the portion of unrecognized actuarial losses exceeding the greater of 10% of our pension liabilities or the value of our pension fund assets. As a result, any further declines in the value of our pension fund assets could adversely affect our capital position. For the year ended December 31, 2002, we deducted 325 million euros from our Tier 1 capital in respect of our pension fund liabilities, resulting in a total deduction from our Tier 1 capital, as of December 31, 2002, of 454 million euros in respect of our pension fund liabilities.

We are exposed to credit risk.

      We are exposed to the creditworthiness of our customers and counterparties. If the value of the collateral securing our loan portfolio declines, we will be exposed to a higher credit risk and increased risk of non-recovery in the event that any loans fail to perform. We can give you no assurance that we would be able to realize adequate proceeds from collateral disposals to cover loan losses. While we have charged an additional provision for general loan losses of 200 million euros in 2002, we cannot assure you that our level of provisions and other reserves will be adequate or that we will not have to take significant additional provisions for possible loan losses in future periods. For a description of our credit risk management policies and exposure, see "Item 4. Information on the Bank - Additional Specialized Industry Disclosures - Assets - Loan Portfolio" and "Item 4. Information on the Bank - B. Business Overview - Risk Management - Credit Risk Management".

The decline in the world stock markets has had and may continue to have a material adverse effect on the value of our strategic investments.

      As of December 31, 2002, our strategic investments (being our equity stakes in non-consolidated companies) amounted to 1,535,851 thousands of euros, or 2.4% of the Group's total assets. The decline in the world stock markets in 2001 and 2002 has adversely affected the value of these strategic investments. The book value of some of these investments in our consolidated balance sheet is greater than their market value as of December 31, 2002. We are required to recognize a charge to provisions whenever potential losses (the difference between market value and acquisition cost) exceed 15% of the acquisition cost of the investment. We are required to charge a minimum of 40% of this excess, which we may amortize over a period of five years for investments in non-financial companies and ten years for investments in financial companies. Provisions are not required to be established in respect of the remaining 60% of this excess, but this amount is required to be deducted from Tier 2 regulatory capital over a five or ten year period depending on the nature of the investment. Further declines in the value of our strategic investments could have an adverse effect on our financial condition and results of operations.

Our risk management policies may leave us exposed to unidentified risks or an unanticipated level of risk.

      We are exposed to a number of risks, including, among others, market risk, credit risk, liquidity risk and operational risk. Although we have implemented risk management policies for each of the risks that we are exposed to taking into account worst case scenarios, the policies and procedures we employ to identify, monitor and manage these risks may not be fully effective. See "Item 4. Information on the Bank - B. Business Overview - Risk Management" for a more detailed description of our risk management procedures.

Our proprietary trading business involves a significant degree of risk.

      We currently engage in various treasury activities for our own account, including placing euros and foreign currency-denominated deposits in the inter-bank market and trading in the primary and secondary markets for government securities. Proprietary trading includes taking positions in the fixed income and equity markets using both cash and derivative products and financial instruments. Although our level of engagement in such activities is limited, proprietary trading involves a degree of risk. Future proprietary trading results will in part depend on market conditions and we could incur significant losses, which could adversely affect our financial condition and results of operations. See "Item 4. Information on the Bank - D. Additional Specialized Industry Disclosures - Assets - Treasury Bills, Government Bonds and Other Securities" for information on our securities portfolio of trading and investment securities as of December 31, 2002, 2001 and 2000.

We are subject to operational risks.

      In the ordinary course of our business and as a result of our organizational structure, we are subject to certain operational risks, including interruption of service, errors, fraud by third parties, omissions, delays in providing services and risk management requirements. We continually monitor these risks by means of, among other things, advanced administrative and information systems and insurance coverage in respect of certain operational risks, but we cannot assure you that we will be able at all times to successfully monitor and prevent these risks in the future. Any failure to execute successfully our risk management and control policies could materially adversely affect our financial condition and results of operations. See "Item 4. Information on the Bank - B. Business Overview - Risk Management - Operational Risk" for a more detailed description of our operational risk management procedures.

We face technological risks.

      Our consolidated operations are highly dependent on computerized record-keeping, financial reporting and other systems, including point of sale monitoring and internal accounting systems, particularly following the centralization of our information technology systems. Since 1996, we have integrated our back office operations in one company, ServiBanca - Empresa de Prestacao de Servicos, ACE ("ServiBanca"). ServiBanca is responsible for carrying out standardized back office activities, management of information technology, accounting and audit, and the strategic monitoring of the Group. We have also integrated the technological platforms of the different business we have acquired. Although our computer systems have been evaluated and we believe our back-up facilities to be adequate, we cannot assure you that we will be able to identify and correct problems related to our information technology systems, or that we will be able to successfully implement technological improvements.

Our acquisition of Seguros e Pensoes exposes us to a number of uncertainties.

      In December 2002, pursuant to an agreement with Eureko, B.V. ("Eureko") and Achmea Association ("Achmea"), we exercised an option to acquire from Eureko the whole of the share capital of Seguros e Pensoes, the leading Portuguese insurance and pension fund management business. The acquisition was completed on March 31, 2003.

      In accordance with the regulations of the Bank of Portugal, we will be required to amortize the goodwill associated with our acquisition of Seguros e Pensoes directly against our reserves in the year of acquisition and to amortize the value in force of the life insurance portfolio acquired over a period of six years. The goodwill resulting from the acquisition of Seguros e Pensoes, based on its embedded value (shareholder's equity plus the value in force) as of the date the acquisition was estimated at 403 million euros. In December 2002, when the transaction was announced, the estimated goodwill referred in the Group's financial statements was 330 million euros. If our current estimate of the value of this goodwill proves to be materially incorrect and we are required to make adjustments in the future, this could have an adverse effect on our results of operations and regulatory capital ratios.

      We intend to explore the possibility of entering into a strategic partnership with a reputable international insurance group, possibly selling to it a portion of the share capital of Seguros e Pensoes. We anticipate that this would provide us with added international insurance expertise, capital flexibility and enable us to reduce our insurance underwriting exposure. We can give you no assurance that we will be able to enter into such a strategic partnership. If we are unable to do so, we would retain full control over Seguros e Pensoes' activities and, consequently, remain fully exposed to its insurance underwriting risk and liable for any capital requirements associated with its business in the future. We cannot assure you that we will be able to continue to properly integrate Seguros e Pensoes with our core banking activities and successfully manage Seguros e Pensoes' business for the period we retain either full or partial ownership.

Our acquisition of Seguros e Pensoes will expose us to insurance risks.

      On March 31, 2003, we acquired the whole of the share capital of Seguros e Pensoes from Eureko in exchange for 20.86% of the share capital of Eureko, a payment of 118 million euros, which corresponds to the amount invested by Eureko in the capital increase of Seguros e Pensoes in December 2002, and an additional cash consideration of 150 million euros. Although this acquisition will make us less exposed to Eureko's financial and operating risks that we did not directly control, we will be more directly exposed to the risks associated with Seguros e Pensoes' portfolio of life, non-life and health insurance products. Seguros e Pensoes maintains technical reserves for future policy benefits for its life insurance business and establishes reserves for claims related to its non-life and health insurance businesses. These reserves do not represent an exact calculation of liability, but are based on actuarial and statistical projections, at a given time, of the expected cost of payments Seguros e Pensoes may be required to make under its insurance policies. We cannot assure you that Seguros e Pensoes has correctly estimated or established the relevant reserves, and the actual losses or claims could materially exceed such reserves. Any such shortfall could materially adversely affect our financial condition and results of operations. In addition, Seguros e Pensoes has issued pension policies with guaranteed rates of return. As of December 31, 2002, Seguros e Pensoes had issued such policies in an aggregate amount of 224,286 thousands of euros. To the extent that interest rates fall below the fixed rate of return and it is unable to generate an investment return over time that exceeds the fixed rate of return, Seguros e Pensoes may have to establish additional reserves for such policies and, ultimately, we may be required to make contributions from our capital to satisfy Seguros e Pensoes' obligations in relation to such policies.

We may face difficulties with our international expansion.

      We continue to pursue our internationalization strategy, with particular emphasis on the Polish and Greek banking markets. We cannot assure you that we will be successful in the Polish, Greek or other international markets in which we operate. We expect our operations in Greece, in particular, to incur losses for several years. In addition, our international operations are exposed to the risk of possible adverse political, governmental or economic developments in the countries in which they operate. These factors could have a material adverse effect on our financial condition and results of operations. In addition, our international operations expose us to foreign currency risk. A decline in the value of the currencies in which our international subsidiaries receive their income relative to the value of the euro may have an adverse effect on our financial condition and results of operations.

Military action in the Middle East or a major terrorist event could adversely affect our financial condition and results of operations.

      The current global economic and political climate is uncertain. Military action in the Middle East and the threat of a major terrorist attack and the fear of a prolonged global conflict have exacerbated volatility in the financial markets and caused consumer, corporate and financial confidence to weaken. As a result, many companies have experienced difficulties in achieving their revenue goals and have cancelled or delayed investments, expansions and recruitment. If the current global economic and political climate fails to improve, this could have a material adverse effect on our financial condition and results of operations.

We may de-list our ordinary shares or related securities from certain foreign stock exchanges.

      Our ordinary shares are currently listed on Euronext Lisbon, Euronext Amsterdam and the London Stock Exchange. We also have certificates listed on the Frankfurt Stock Exchange and ADSs listed on the New York Stock Exchange (the "NYSE"). We are currently reviewing whether to maintain our foreign listings and may decide to focus on our listing on Euronext Lisbon, where the majority of trading in our ordinary shares takes place. In line with this policy, we have publicly announced our intention to de-list our ADSs from the NYSE and to de-register our securities under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). In connection with any such de-listing and de-registration, subject to satisfying certain requirements under the Exchange Act and rules and regulations of the SEC, we would no longer be subject to the reporting requirements of the SEC. In such event, we would no longer file with the SEC an annual report on Form 20-F or furnish any information to the SEC on Form 6-K.

ITEM 4. INFORMATION ON THE BANK

A. History and Development of the Bank

Overview

BCP is the principal bank within the BCP Group, the largest banking group in Portugal in terms of number of branches and loans to customers and the second largest in terms of total assets, customer deposits and net income, each as of and for the year ended December 31, 2002 (based on data from the Portuguese Banking Association). The BCP Group conducts its banking and related businesses through some of the best known brands in the Portuguese financial market, including BCP, Atlantico, NovaRede and SottoMayor. The BCP Group is engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. In Portugal, the BCP Group's operations are primarily commercial banking, but it offers a range of additional financial services, including investment banking, mortgage lending, consumer credit, specialized credit, asset management and insurance. Internationally, the BCP Group operates in a small number of countries with high growth potential, targeting in particular

Poland and Greece, and in a number of other countries that have a close historical connection with Portugal or large communities of Portuguese origin.

As of December 31, 2002, the BCP Group had total assets of 61,141,749 thousands of euros (compared to total assets of 62,392,973 thousands of euros and 61,433,847 thousands of euros as of December 31, 2001 and 2000, respectively) and had net income of 272,721 thousands of euros for the year ended December 31, 2002 (after charging an additional provision for general loan losses of 200 million euros), compared to net income of 571,672 thousands of euros and 505,498 thousands of euros for the years ended December 31, 2001 and 2000, respectively.

Bank History

BCP was incorporated in June 1985 as a limited liability company (sociedade anonima) organized under the laws of the Portuguese Republic, following the deregulation of the Portuguese banking industry that permitted the formation of privately owned commercial banks. BCP was founded with the support of a group of over 200 founding shareholders and a team of experienced banking professionals who sought to capitalize upon the opportunity to form an independent financial institution, operating primarily in Portugal, that would serve the underdeveloped domestic financial market in areas and in a manner previously unexplored by the state-owned banks. We implemented a clearly defined strategy, based upon intensive market research, which was focused on:

- segmentation of the markets and quality of service directed to the specific needs of each such market;

-     integrated delivery and cross-selling of financial services;

-     modern bank operating systems;

-     innovative marketing;

-     experienced management; and

- ensuring adequate capital resources in anticipation of investments and asset expansion.

In pursuit of our strategy of market segmentation, we have over time identified key market segments that are served through autonomous distribution networks ("networks"). These networks are classified Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Atlantico and SottoMayor.

The first stage of our development was characterized primarily by organic growth and, by the end of 1994, we were able to increase significantly our share of the Portuguese financial services market by exploiting the market opportunities presented by deregulation. After 1994, competition in the domestic banking market intensified following the modernization of existing financial institutions and the entry of new foreign and domestic deposit taking banks and non-deposit taking financial institutions. We decided to secure additional market share in domestic banking, insurance and other related financial services sectors through the acquisition of a domestic bank with a complementary business focus.

In March 1995, we acquired control of Banco Portugues do Atlantico, S.A. ("BPA" or "Atlantico"), which was then the largest private sector bank in Portugal. This followed a joint take-over bid for the whole share capital of Atlantico, launched together with Companhia de Seguros Imperio ("Imperio"), a Portuguese insurance company. In June 2000, we merged Atlantico into BCP, but retained the Atlantico brand name to capitalize on its high recognition in the Portuguese market.

Imperio's largest shareholder was the Jose de Mello Group. Our joint take-over bid for the whole share capital of Atlantico led to further cooperation between this group and us, which culminated in the merger of our financial services business with that of the Jose de Mello Group in January 2000. The merger included our purchase from the Jose de Mello Group of its subsidiaries Uniparticipa and Finimper that, in turn, controlled 51% of the share capital of each of Banco Mello and Imperio, respectively. Subsequently,

BCP launched public offers for the minority interests in Banco Mello and Imperio. In June 2000, Banco Mello was merged into BCP.

In March 2000, we reached an agreement with Caixa Geral de Depositos ("CGD"), a large Portuguese banking group, for the purchase of a controlling stake in Banco Pinto & Sotto Mayor ("SottoMayor"), held by CGD. In April 2000, we purchased, in a public tender offer, a majority interest in SottoMayor from CGD and the remaining shares in SottoMayor from its minority shareholders. In December 2000, SottoMayor was merged into BCP, while the "SottoMayor" brand name was kept autonomous to capitalize on its high recognition in the Portuguese market.

In October 2000, our 50.1% majority owned insurance holding company, Seguros e Pensoes, which held Imperio and substantially all the other insurance subsidiaries of the Group, was transferred to Eureko in exchange for 17.1% of the share capital of Eureko. Eureko is a European insurance and asset management group based in the Netherlands that we established together with Achmea and certain minority shareholders. We subsequently increased our shareholding in Eureko to 24.8% of its share capital.

In December 2002, pursuant to an agreement with Eureko and Achmea, we exercised an option to acquire from Eureko the whole of the share capital of Seguros e Pensoes in exchange for 20.86% of the share capital of Eureko and additional cash consideration of 150 million euros. This acquisition was completed on March 31, 2003. Upon completion of the acquisition, our shareholding in Eureko was reduced to 5% of Eureko's outstanding shares (excluding treasury stock).

We have actively pursued our strategy of focused international expansion. Since 2000, we have targeted those markets that present strong business growth prospects and where we believe there is a strong commercial rationale for establishing banking operations following a similar business model to the one we have adopted in our home market. In Poland, we operate through Bank Millennium, formerly named Big Bank Gdanski ("BBG"). In Greece, our NovaBank operations target the Greek retail banking sector. In addition, we have for a number of years established banking operations in a number of countries that have a close historical connection with Portugal or have large communities of Portuguese origin. These include Mozambique, China (Macao), Luxembourg, France, the United States and Canada.

Outside Portugal, we have also expanded into international activities through the formation of partnerships and other strategic alliances with selected foreign financial institutions. These include alliances with Eureko, Spain's Banco Sabadell and the Italian financial group Banca Intesa, S.p.A. ("Banca Intesa").

Our ordinary shares are currently listed on Euronext Lisbon, Euronext Amsterdam and the London Stock Exchange. We also have certificates listed on the Frankfurt Stock Exchange and ADSs listed on the NYSE. We are currently reviewing whether to maintain our foreign listings and may decide to focus on our listing on Euronext Lisbon, where the majority of trading in our ordinary shares takes place. In line with this policy, we have publicly announced our intention to de-list our ADSs from the NYSE and to de-register our securities under the Exchange Act.

BCP's principal executive offices are located at Rua Augusta, 62-96 Lisbon, Portugal, telephone number +351-21-321 1000.

BCP's agent in the United States is the General Manager of our New York Branch, currently Mr. Pedro Belo. His address is: Mr. Pedro Belo, General Manager, Banco Comercial Portugues, S.A., New York Branch, 2 Wall Street, New York, New York 10005, telephone number 212-306-7800.

Significant Developments in 2003

The following are among our most important business developments since December 31, 2002:

- On January 9, 2003, we have announced that our subsidiary BPA Bank National Association, registered in the State of New Jersey, United States, did not reach agreement to acquire the total share capital of Interbank of New York and, therefore, the application requesting authorization for the acquisition that was submitted to the Office of the Comptroller of the Currency of the United States was withdrawn;

- On February 24, 2003, shareholders representing 76.29% of our share capital convened for our Annual General Meeting of Shareholders. Our Annual Report and Accounts for 2002 and a gross cash dividend of 0.10 euros per Share for the year ended December 31, 2002 were approved, and the Corporate Boards for the 2003-2005 term of office, were elected. An amendment to our articles of association was also approved, permitting the establishment and election of an Audit Committee, and authorizing the Board of Directors to increase the share capital by up to a total of two fifths of the share capital as at the date of this authorization. Authorization was also granted to the Board of Directors to acquire and dispose of treasury shares and bonds;

- On March 13, 2003, in accordance with the authorization granted on February 24, 2003 at the Annual General Shareholders Meeting, we announced an increase in our share capital by 930,685,950 euros through the issuance of 930,685,950 ordinary shares, nominal value 1 euro per Share. These ordinary shares were offered to holders of BCP ordinary shares for subscription at a subscription price of 1 euro per ordinary share. The subscription ratio was one proportional right for each ordinary share owned, with the number of new Shares that could be subscribed for determined by multiplying the number of proportional rights held by 0.4, rounded down to the nearest whole Share (equivalent to 2 new ordinary shares for each 5 existing ones). The securities offered were not registered under the Securities Act and were not offered or sold to U.S. persons or in the United States, except pursuant to an exemption from the Securities Act. The rights offer was completed on March 31, 2003 and the public deed for the increase in capital of 930,685,950 ordinary shares was executed on April 4, 2003;

- On March 31, 2003, we announced that, pursuant to the agreement established with Eureko and Achmea dated October 22, 2002, the following transactions were completed as of that date:

      1. We sold to Eureko 20.86% of Eureko's own shares, previously held by us. As a result of this transaction, we reduced our holding in Eureko to 5.0% of Eureko's voting shares;

      2. We acquired from Eureko 100% of the share capital of Seguros e Pensoes. The goodwill resulting from this acquisition, based on Seguros e Pensoes' embedded value (shareholder's equity plus the value in force) as of the date the acquisition was estimated at 403 million euros;

      3. The difference between the value of the Eureko shares sold and the value of the Seguros e Pensoes shares purchased, was settled by means of:

            a)    a payment by BCP to Eureko of 150 million euros in cash; and

            b) a payment by BCP to Eureko of 118 million euros, which corresponds to the amount invested by Eureko in the capital increase of Seguros e Pensoes in December 2002.

Capital Expenditures and Divestitures

      Premises and fixed assets

      The following table shows our main capital expenditures in premises and fixed assets during the previous three years:

                                                  Year ended December 31,
                                              -------------------------------
                                                2002        2001        2000
                                              -------     -------     -------
                                                 (in thousands of euros)

                                              -------     -------     -------
   Premises                                    23,797      73,399      19,777
                                              -------     -------     -------

   Tangible fixed assets
   Equipment:
      Furniture                                 4,757       9,465       9,024
      Office equipment                          2,867       1,850       2,332
      Computer equipment                       32,895      37,098      25,260
      Interior installations                    4,875       5,891      10,346
      Motor vehicles                              528       1,933       2,729
      Security equipment                        3,504       5,921       5,442
   Work in progress                            75,648     101,213      98,158
   Other tangible fixed assets                  1,310       1,147         605
                                              -------     -------     -------
                                              126,384     164,518     153,896
                                              -------     -------     -------
   Intangible fixed assets
   Set-up costs                                 8,693       8,880       5,689
   Project development                            235          83           8
   Software                                    52,670      39,240      20,208
   Publicity and launching costs                   --          --          --
   Other intangible fixed assets               14,799      28,338      13,165
                                              -------     -------     -------
                                               76,397      76,541      39,070
                                              -------     -------     -------

                                              226,578     314,458     212,743
                                              =======     =======     =======

      Capital expenditures: During 2000, after the acquisition of Banco Mello and BPSM, the Bank's investments were directed in large part toward the conversion of Banco Mello branches into BCP and Atlantico branches and in the remodeling of BPSM's branches. In 2001, capital expenditures in premises and tangible fixed assets also reflect - mainly under "work in progress" - the centralization at our premises in Taguspark (Oeiras) of various ancillary services. Capital expenditures in 2002 decreased from 2001, reflecting a slowdown in our investment. Our continued efforts to maintain our technological leading edge are reflected by our investments in computer equipment (32,895 thousands of euros in 2002, 37,098 thousands of euros in 2001 and 25,260 thousands of euros in 2000) and in software (52,670 thousands of euros in 2002, 39,240 thousands of euros in 2001 and 20,208 thousands of euros in 2000).

      Capital divestitures: Divestitures in premises and fixed assets (both tangible and intangible) totaled 209,150 thousands of euros in 2002, 21,226 thousands of euros in 2001 and 28,226 thousands of euros in 2000 and 53,520 thousands of euros in 1999. The large amount of divestitures in 2002 was mainly caused by the sale of buildings, which we use for back office functions related to our banking business, to our pension fund, pursuant to our strategy of employing capital in our most profitable activities, principally lending.

      Equity Investments and Dispositions

      Expenditures: Apart from our expenditures in fixed assets, disclosed in the table above, we have also made major investments in equity.

      Our most significant capital expenditures in 2002 amounted to 64.5 million euros in ActivoBank, to 62.5 million euros in BII and to 50.4 million euros in NovaBank. These institutions have increased their share capital in 2002. A further 41.7 million euros were expended in Bank Millennium (previously named Big Bank Gdanski), as a result of the increased BCP's stake in its share capital, and 24.4 million euros in BCPFactoring, relating to its merger by incorporation into BCP.

      In 2001, capital expenditures in equity were mainly directed towards the reinforcement of our internationalization strategy, pursuant to which we increased our shareholding in Bank Millennium (then named Big Bank Gdanski) to 44.1% of its share capital at year-end 2001 for a total investment of 398.7 million euros. Also in 2001, we acquired a 3.1% shareholding in Friends Provident, following the latter's initial public offering, for a total investment of 195.5 million euros, and invested 53.2 million euros in Banque BCP, following the unification of BCP Group's French business platforms. We have also invested 42.7 million euros in ONI, pursuant to Group BCP's partnership with EDP Group.

      In 2000, we made major acquisitions, with a view to take advantage of opportunities presented by banking concentration at the domestic level. Expenditures in equity in 2000 were chiefly directed to the acquisitions of BPSM (3,849.5 million euros), Banco Mello (967.0 million euros) and Companhia de Seguros Imperio (433.7 million euros).

      Divestitures: In 2002, we sold our economic interests in Mexico's Bital (composed of a 8.3% shareholding in its share capital and 66.7 million convertible bonds) for 97 million euros. Also in 2002, we sold our 46.62% shareholding in ActivoBank (Spain) to Banco Sabadell, while acquiring 100% of ActivoBank7's share capital. This sale has resulted in proceeds of 49.7 million euros. In 2000, we divested 2,000 thousands of euros as a result of the sale of Shopping Direct to the EDP Group. There was no significant divestment in equity in 2001.

B. Business Overview

Nature of Operations and Principal Activities

The BCP Group is engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. In Portugal, our operations are primarily commercial banking, but we offer a range of additional financial services. We also engage in a number of international activities and partnerships.

Our commercial banking products and services include deposit-taking, short-term lending, mortgage lending, trade finance, credit cards, fund transfers, custody of securities, foreign exchange, treasury services and money market operations. Our domestic commercial banking activities are conducted principally through our marketing and distribution networks in Portugal. These different networks allow us to segment the Portuguese commercial banking market and to serve the diverse banking needs of specific groups of customers. All of our distribution networks share integrated back office operations in order to exploit economies of scale.

We have subsidiaries that offer additional financial services, including investment banking, mortgage lending, consumer credit, specialized credit, asset management and insurance. These subsidiaries generally distribute their products through our marketing and distribution networks.

Our commercial banking and related financial services activities, together with our international operations and partnerships, are described in greater detail below.

Strategy

Our strategy is to maintain and develop our position as the leading Portuguese financial services group by extracting the maximum potential value from our retail and corporate customer base. Additionally, we plan to focus on selective international expansion. The three main elements of our strategy are to:

- Further develop our leading position in the Portuguese banking market. We intend to maintain our focus on our domestic retail banking operations, extracting potential value from our customer base by utilizing our detailed knowledge of our customers and the Portuguese market. In addition, we aim to generate additional revenue growth by expanding upon our best management practices, by focusing on higher value added products and by increasing cross-selling across our different marketing and distribution networks. We believe there is significant potential to increase the range of products sold through our networks given that the average number of products sold per customer in our most recently acquired marketing and distribution network is approximately 50% of the corresponding figure in our legacy network, BCP Particulares e Negocios. We also intend to continue to reduce our operating costs by improving operating efficiencies.

- Pursue a strategy of selective international expansion, with Poland and Greece as our growth focus in the medium term. We intend to concentrate our international expansion in Poland and Greece through organic growth. Based on Portuguese GAAP, our operations in Poland and Greece represent approximately 9% of the total assets of the Group as of December 31, 2002. We believe Bank Millennium, our Polish operation, is well placed to deliver a high return on our investment, due to the significant economic growth expected in Poland as its financial system converges with that of EU Member States, and as a result of the major restructuring program of Bank Millennium which we undertook in 2002. This included the introduction of our technology platform, the reorganization of our branch network, the redefinition of our credit processes and the alignment of provisioning policies to EU standards. NovaBank, our operation in Greece, is still at an early stage of development, but is expected to grow significantly. Our focus on Poland and Greece results from our belief that, when Poland accedes to the EU and as the banking industry deregulates in both Poland and Greece, we will be able to apply and utilize the experience we gained following the deregulation of the Portuguese banking system and Portugal's accession to the EU. In addition, these markets allow us to leverage our significant experience in relation to the launch, turnaround and management of retail banking operations. We also operate in a number of countries with significant communities of Portuguese origin, where we can take advantage of our position as a leading Portuguese bank.

- Maintain strong commitment to capital management. Improving management of our capital is a strategic priority for the BCP Group. We believe that the capitalization of the Bank, taking account of the rights offering that took place in April 2003, together with our internal capital generation, should be sufficient to enable us to maintain adequate capital ratios going forward. In addition, we intend to manage our capital as effectively as possible by reallocating capital to our most profitable businesses, focusing on our core activities and divesting non-core operations in due course.

We believe that our efforts to achieve these strategic objectives will be enhanced by the following competitive advantages:

- Our focus on Portugal. We believe that Portugal remains an attractive market in the medium term with a resilient, modern, competitive and profitable banking system. The Portuguese economy has been steadily narrowing the gap with other EU countries in terms of GDP per capita since it joined the EU in 1986, but significant convergence potential still exists. The levels of structural funds coming from the EU together with reforms of the Portuguese Government are expected to result in attractive growth rates, reducing the gap in per capita GDP compared to other EU countries. In addition, the Portuguese banking sector has consistently demonstrated its profitability across economic cycles.

- Our leading competitive position in Portugal. We enjoy a leading competitive position across almost all customer segments and product lines in Portugal. We have been able to develop into a truly national bank serving approximately 3.5 million customers through the largest marketing and distribution network in Portugal (with 1,088 bank branches, or 23% of all bank branches in Portugal, as of December 31, 2002) and with a concentration of 66% of our customers in Portugal's main economic centers (Lisbon, Oporto, Aveiro, Setubal and Braga).

- Our customer segmentation and multi-brand business model. We conduct our banking and related businesses through some of the best known brands in the Portuguese financial market, including BCP, Atlantico, NovaRede and SottoMayor. These different brands and related marketing and distribution networks ensure maximum customer reach by serving the diverse banking needs of specific groups of customers. This multi-brand approach has not prevented us from maximizing cost savings resulting from concentrating our back-office operations in one company, ServiBanca, that provides technological, operational, administrative and purchasing services to all members of the Group.

- Our strict risk underwriting standards. Our loan underwriting and credit risk assessment criteria are supported by sophisticated risk analysis tools, especially in retail banking, which have resulted in consistently low levels of past due loans, even in the current, less favorable economic environment. In addition, our exposure to proprietary trading activities is limited. This conservative approach to risk management is central to our strategy in Portugal and abroad.

- Our focused international presence in Poland, Greece and in selected countries with Portuguese communities. We believe that there is strong value generation potential in our strategy to develop banking operations in Poland and Greece along a business model similar to the one successfully adopted by us in Portugal. Both countries, as with Portugal, are expected to profit from the economic stability and growth from convergence towards EU banking penetration levels.

- Our experienced management team and highly qualified employees. We believe that our senior management team is one of the most qualified and experienced in the Portuguese banking industry. In addition, we strive to enhance our employees' motivation, business knowledge and technical skills through human resources policies that emphasize the importance of internal rotation of employees, foster the spread of relevant experience and contacts throughout the Group and continually match employees' skills and interests to the varying demands of our customers.

Commercial Banking Networks in Portugal

We offer a broad range of commercial banking products and services to retail and corporate customers in Portugal. These products and services include deposit-taking, short-term lending, mortgage lending, trade finance, credit cards, fund transfers, custody of securities, foreign exchange, treasury services and money market operations. For the year ended December 31, 2002, the Group's net income from commercial banking activities amounted to 369,208 thousands of euros (592,299 thousands of euros and 1,023,353 thousands of euros for the years ended December 31, 2001 and 2000, respectively).

Our commercial banking activities are conducted in Portugal through our customer-oriented marketing and distribution networks. These networks are not separate legal entities, but are marketing and distribution channels within the Group that allow us to segment the Portuguese commercial banking market and to serve the diverse banking needs of specific groups of customers. We describe below our principal marketing and distribution networks in Portugal.

- BCP Particulares e Negocios. BCP Particulares e Negocios, or our Individuals and Businesses network, is designed to meet the financial needs of medium to high net worth individuals, such as self-employed individuals, professionals and owner-operated companies.

- Atlantico, NovaRede and SottoMayor. These networks comprise our principal retail distribution channels.

- BCP Private Banking. Our Private Banking network targets individual customers with financial portfolios exceeding 500 thousands of euros.

- BCP Corporate and BCP Empresas. BCP Corporate, or our Corporate Wholesale network, targets large corporate and institutional customers with annual sales of 100 million euros or more, while BCP Empresas, or our Corporate Retail network, targets corporate and institutional customers with annual sales of between 7.5 million euros and 100 million euros.

We describe each of these channels in further detail below. By retaining the strongest brands of the banking groups we acquired, we have been able to minimize customer attrition. In addition to providing commercial banking products and services, our banking distribution networks also serve as distribution channels for certain specialized products and services of the Bank, including investment banking, mortgage lending, consumer credit, specialized credit, asset management and insurance.

As of December 31, 2002, the BCP Group's networks described above operated an aggregate of 1,088 branches throughout Portugal (approximately 23% of the total number of bank branches in Portugal), making us the largest banking group by number of branches in Portugal (based on data from the Portuguese Banking Association). Our branches are spread throughout Portugal, with a concentration in the main economic centers (Lisbon, Oporto, Aveiro, Braga and Setubal). These branches give us access to more than 3.5 million customers and provide us with a core deposit base. As of December 31, 2002, the BCP Group also operated 3,063 automated teller machines ("ATMs") and 22,852 point of sale terminals located in shops and other points of sale, which enable account holders to pay for purchases through credit and debit cards. Cidadebcp is our Internet channel serving all customers of the various networks, and is the leading Internet bank operator in Portugal (source: Marktest) accounting for almost 10% of the Group's over-the-counter transactions with its customers.

Since 1996, we have integrated our back office operations for each of our networks. We established ServiBanca, whose objective is to provide technological, operational, administrative and purchasing services to members of our Group. It provides its services at cost to all members of our Group. ServiBanca is responsible for carrying out standardized back office activities, management of information technology, accounting and audit, and the monitoring of the costs associated with the Group's activities. Outsourcing our back office functions to a common structure has allowed the Group to take advantage of economies of scale and better allocate its resource management capabilities, while maintaining different marketing and distribution networks operating under distinct, well recognized brands, thereby enabling us to maximize both market share and operating efficiency.

We set out below a description of our principal marketing and distribution networks in Portugal.

      BCP Particulares e Negocios

      BCP Particulares e Negocios, or our Individuals and Businesses network, is designed to meet the financial needs of medium to high net worth individuals, such as self-employed individuals, professionals and owner-operated companies. Recognizing the frequent overlap between the financial requirements of our customers as individuals and as self-employed business people, we merged the previously autonomous Small Business Banking and the Individual Retail Banking networks with a view to improving the quality of the service provided. Our Individuals and Businesses network was established as part of our strategy of clearly segmenting the market and directing our services to the specific needs of each such market. As of December 31, 2002, our Individuals and Businesses network operated from 73 branches.

      Our Individuals and Businesses network is based on the concept of providing each customer with an account manager, who is a specialist who can provide professional and personalized service. The main activity of the account manager consists of the management of a particular portfolio of customers, and he or she constitutes the principal point of contact between the customer and us. In order to maintain a high quality of service, the number of customers assigned to each account manager is limited, allowing a considered response to be given to the requirements of each customer. Using our management tools, the account manager seeks to identify the financial requirements of the customers in question and to propose the solutions best suited to each profile, offering the full range of products provided by the Group.

      Atlantico

      We acquired Atlantico in 1995 and it now forms one of our principal retail distribution channels. We undertook a process of modernizing Atlantico, focusing on its domestic retail banking business and creating a new concept of banking relations based on convenience and simplicity. In 1996, we adopted a new format for Atlantico's branches, converting them into Lojas Atlantico or "Atlantico Shops". The goal of the Atlantico Shops is to provide a complete range of financial products in a convenient and accessible setting and to increase the speed and simplicity of daily transactions. The Atlantico Shop branch format is designed to reflect Atlantico's view that the branch should be the principal source of information, expertise and solutions for the customer's financial needs. As of December 31, 2002, our Atlantico network operated from 337 Atlantico Shops.

      Every Atlantico Shop has areas devoted to specific financial needs. These include areas providing access to ATMs, monitors displaying information concerning customers' financial needs and areas where customers can meet with trained staff members through video-conferencing facilities to discuss any of a variety of financial services or instruments available to them. Atlantico Shops run at a lower cost with a lower average number of employees than the former Atlantico branches. With Atlantico Shops focusing on the retail banking business, we have (consistent with our market segmentation strategy) transferred the large corporate and private banking clients of Atlantico to the BCP Corporate network and the BCP Private Banking network, respectively. In June 2000, we merged Atlantico into BCP, but retained the Atlantico brand name to capitalize on its high recognition within the Portuguese market.

      NovaRede

      We launched our NovaRede network in November 1989. The network is one of our retail distribution channels and is directed principally at medium-income individuals and small companies with annual sales of less than 7.5 million euros. NovaRede's branches are relatively small, which has enabled us to expand its geographic coverage throughout Portugal based on a cost-efficient retail format. NovaRede has aimed to provide simple, but competitive and innovative, products and services. These have allowed efficient customer service with reduced waiting times at branches. To allow employees to focus on more complex commercial services, many transactions have been migrated to automatic channels, such as ATMs, the NovaRede24 direct line (telephone banking), and HomeBanking (Internet banking). In addition, many NovaRede branches have longer opening hours than their competitors. As of December 31, 2002, our NovaRede network operated from 378 branches.

      SottoMayor

      Our SottoMayor network is also principally a retail distribution channel. SottoMayor is one of the oldest brand names in the Portuguese banking industry, well recognized and with a significant level of customer loyalty. We therefore retained the SottoMayor brand name upon our acquisition of SottoMayor in March 2000, but have endeavored to improve its operations using similar techniques to those that we have employed in other marketing and distribution networks. We have implemented a restructuring project aimed at rationalizing the different departments within SottoMayor and thereby securing substantial efficiency gains. Considerable progress has been made in modernizing the branch layout and appearance, adopting a similar approach to that adopted at Atlantico with the establishment of Atlantico Shops. We have rationalized the geographical distribution of SottoMayor's branches, and migrated its operational platforms to ServiBanca. In addition, significant progress has been made in increasing the level of cross-selling of major products to SottoMayor's traditional customer base. We are continuing this rationalization process and seek to reduce SottoMayor's high cost base and bring it into line with our other domestic networks. As of December 31, 2002, our SottoMayor network operated from 215 branches.

      Expresso Atlantico

      In 1997, Atlantico entered into a joint venture with the Jeronimo Martins Group, the owner of one of the largest retailing and wholesaling chains in Portugal, to establish a retail bank, Expresso Atlantico, with outlets exclusively in supermarkets and other major retail shopping areas in Portugal. In January 2002, we acquired those shares of Expresso Atlantico previously held by Jeronimo Martins and Expresso Atlantico became wholly-owned by the Group. As of December 31, 2002, our Expresso Atlantico network operated from 55 shopping outlets.

      BCP Private Banking

      BCP Private Banking, or our Private Banking network, targets individual customers with financial portfolios exceeding 500 thousands of euros, providing them with a personalized and highly professional service. It combines the personalized service of traditional private banking and a strong client/private banker relationship with a complete, diversified range of financial products and services. This business area is supported by a group of banking specialists who are dedicated solely to designing financial products that meet the particular requirements of our private banking clients. Our Private Banking network comprises a domestic and international department, the latter department servicing Portuguese citizens living outside of Portugal, particularly those living in areas with a large Portuguese community. As of December 31, 2002, our Private Banking network operated from 22 branches.

      BCP Corporate (Corporate Wholesale Network)

      BCP Corporate, or our Corporate Wholesale network, targets large corporate and institutional customers with annual sales of 100 million euros or more, focusing on the provision of financing that is suited to the customer's investment requirements, together with electronic funds transfers, currency hedging products, foreign currency accounts, cash-management and cash-pooling services. Our Corporate Wholesale network was established through the integration of the BCP Large Corporate network, the Atlantico Large Corporate and Institutional Customer Division and its counterpart at SottoMayor. In order to provide added value services to our customers, our Corporate Wholesale network aims to provide innovative, tailor-made solutions to larger corporations, including support for their internationalization and restructuring projects. Within our Corporate Wholesale network, we have established institutional customer segments that focus their operations on a particular type of industry or operation. For example, we operate an institutional customer segment that addresses the specific requirements of universities, hospitals and social welfare institutions. As of December 31, 2002, our Corporate Wholesale network operated from two branches.

      BCP Empresas (Corporate Retail Network)

      BCP Empresas, or our Corporate Retail network, targets corporate customers with annual sales of between 7.5 million euros and 100 million euros. Our Corporate Retail network aims to provide financial products and services designed to meet the specific business requirements of our medium sized corporate customers. These companies generally have a similar organizational structure and often have similar accounting and cash management systems. In addition, these companies frequently make use of the sophisticated financial products that we offer, particularly in relation to electronic banking and alternative means of payment. As of December 31, 2002, our Corporate Retail network operated from 32 branches.

Other Financial Services in Portugal

      Investment Banking

      BCP Investimento (known prior to July 2000 as BCPA - Banco de Investimento and prior to 1999, known as Banco Cisf) is our investment banking subsidiary. BCP Investimento is wholly owned by the Group.

      BCP Investimento's product and service portfolio is divided into four principal areas: capital markets activities (including brokerage), financial consultancy services, project finance and, through a subsidiary, private equity investments. BCP Investimento also provides specialized securities research and brokerage services in relation to the domestic market. Generally, BCP Investimento provides integrated investment banking products and services for major corporations and institutional entities, as well as to those medium-sized companies that are customers of our marketing and distribution networks. We have increased our involvement in placing debt securities targeted at the retail sector and in developing innovative structured products. These are sold through our various marketing and distribution networks as part of our cross-selling strategy.

      For the year ended December 31, 2002, BCP Investimento's net income amounted to 35,485 thousands of euros (26,959 thousands of euros and 25,767 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 13% of the Group's consolidated net income (4.7% and 5.1% for the years ended December 31, 2001 and 2000, respectively).

      Mortgage Lending

      We entered the mortgage lending business in 1992, when we launched, in association with Cariplo - Cassa di Risparmio delle Provincie Lombarda S.p.A. ("Cariplo") (now a part of the Italian financial group Banca Intesa), an autonomous mortgage bank, Banco de Investimento Imobiliario, S.A. ("BII"). BII is 69.9% owned by the Group, with the remaining 30.1% being owned by Banca Intesa. BII previously distributed its mortgage products through our marketing and distribution networks, as well as through its own retail outlets.

      In December 2000, BII's assets and liabilities associated with the mortgages granted to the Group's customers through our marketing and distribution networks (excluding BII) were split from BII and subsequently merged into BCP. As a result, our mortgage lending activities are now carried out by each of our marketing and distribution networks. BII books only the mortgage loans of its own branch network, although it continues to be responsible for property development financing within the whole Group.

      The Group's mortgage lending portfolio includes principally: (i) residential mortgage loans to individuals secured by private residences; and (ii) commercial construction loans secured by the underlying real property. Commercial construction loans also include, to a smaller degree, loans issued to finance the acquisition or construction of non-residential properties, such as retail stores, offices and other commercial property. Our residential mortgage loans are typically for periods of 30 years. We generally take a priority security interest over the property, as well as additional guarantees when necessary and base our valuation on an independently commissioned survey. Our loan to value ratio generally does not exceed 90%. The vast majority of interest rates on such loans are variable.

      For the year ended December 31, 2002, approximately 98% by number and 75% by value of new mortgage lending was granted to private individuals while, as of December 31, 2002, total residential mortgages to individuals in private residences represented 91% of total property mortgage loans.

      As of December 31, 2002, the Group reported residential mortgage loans of 11,240,556 thousands of euros (9,406,531 thousands of euros and 9,148,147 thousands of euros for the years ended December 31, 2001 and 2000, respectively).

      Consumer Credit

      Our consumer credit and specialized credit activities are carried out by the Group's consumer credit banks, CrediBanco - Banco de Credito Pessoal, S.A. ("CrediBanco") and Interbanco, S.A. ("Interbanco"). Our consumer credit activities are carried out through points of sale agreements with numerous stores or through our marketing and distribution networks. CrediBanco is wholly owned by the Group. The Group holds 50% of Interbanco's share capital, while the remaining 50% is held by SAG GEST, a leading importer of automobiles.

      CrediBanco was established in 1994 and provides credit for the purchase of consumer durables. CrediBanco operates three distinct activities: the CrediCar network, the Credilar network and the Card Business. CrediCar is active in the area of financing new car purchases, Credilar focuses on financing the acquisition of household goods, and the Card Business specializes in the management of specific credit card programs, in particular private label credit cards and the CrediBanco credit card. For the year ended December 31, 2002, CrediBanco's net income amounted to 1,785 thousands of euros (5,461 thousands of euros and 5,074 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 0.7% of the Group's consolidated net income (1.0% and 1.0% for the years ended December 31, 2001 and 2000, respectively). As of December 31, 2002, CrediBanco's loan portfolio stood at 680,994 thousands of euros (313,194 thousands of euros and 254,580 thousands of euros as of December 31, 2001 and 2000, respectively).

      Interbanco was established in 1996 and provides credit for auto-loans and financing for long-term rental of vehicles. In accordance with our strategy for our consumer credit business, at the end of

      2000, Interbanco took sole responsibility for the car financing business executed at the point of sale, while CrediBanco retained the remaining consumer credit business relating to car financing. For the year ended December 31, 2002, Interbanco's net income amounted to 7,791 thousands of euros (11,625 thousands of euros and 7,701 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 2.9% of the Group's consolidated net income (2.0% and 1.5% for the years ended December 31, 2001 and 2000, respectively). As of December 31, 2002, Interbanco's loan portfolio, stood at 618,720 thousands of euros (380,591 thousands of euros and 534,528 thousands of euros as of December 31, 2001 and 2000, respectively).

      Specialized Credit

      The Group carries out a wide range of leasing and factoring activities.

      Leasing. We are engaged in the leasing businesses through BCP Leasing. BCP Leasing is owned by Leasefactor, S.G.P.S., S.A. ("Leasefactor"), which is wholly owned by the Group. The main objective of BCP Leasing is to provide the customers of our various marketing and distribution networks with equipment and real-estate lease financing facilities. Within the scope of its business BCP Leasing provides leasing services for the acquisition of equipment and property specifically designed for companies, the self-employed, professionals and private individuals. For the year ended December 31, 2002, BCP Leasing provided financing under leasing contracts for assets valued at 893,791 thousands of euros (1,032,066 thousands of euros and 1,100,742 thousands of euros for the years ended December 31, 2001 and 2000, respectively) and as of December 31, 2002 it had leases outstanding for 2,305,831 thousands of euros (2,205,584 thousands of euros and 2,088,836 thousands of euros for the years ended December 31, 2001 and 2000, respectively). For the year ended December 31, 2002, BCP Leasing's net income amounted to 6,758 thousands of euros (8,010 thousands of euros and 7,146 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 2.5% of the Group's consolidated net income (1.4% and 1.4% for the years ended December 31, 2001 and 2000, respectively).

      Factoring. BCP offers a wide range of factoring solutions suited to the needs of our customers through our marketing and distribution networks. In addition to advancing payment against the value of invoices assigned to us, allowing companies to convert their forward payment sales to cash sales, we review our customers' debtor portfolios using advanced risk assessment methodologies. Our factoring business was carried out by our subsidiary, BCP Factoring, until December 2002, when this company was merged into BCP. For the year ended December 31, 2002, the total amount of invoices collected by BCP Factoring was 3,245,803 thousands of euros (2,952,463 thousands of euros and 2,445,192 thousands of euros for the years ended December 31, 2001 and 2000, respectively) and as of December 31, 2002, the BCP Group had outstanding factoring loans in an amount of 731,214 thousands of euros (794,622 thousands of euros and 515,779 thousands of euros for the years ended December 31, 2001 and 2000, respectively).

      Asset Management

      We are engaged in the asset management business through AF Investimentos, a wholly owned subsidiary. As of December 31, 2002, total assets under management amounted to 7,349,370 thousands of euros (9,600,657 thousands of euros and 10,829,616 thousands of euros as of December 31, 2001 and 2000, respectively), giving us a market share in the mutual fund market in Portugal, as of December 31, 2002, of 28.5% (source: Portuguese Fund Managers' Association). As of December 31, 2002, 20% of our total assets under management were invested in equities, 63% in fixed income products, 6% in real estate funds and 11% in liquid assets. AF

      Investimentos focuses on two principal business areas, mutual funds management and portfolio management.

      Mutual Funds Management. AF Investimentos operates a number of securities funds and real estate funds. The mutual funds marketed through our marketing and distribution networks provide private customers with a system of collective investment in various types of financial assets. AF Investimentos is a leader of the Portuguese mutual fund market and offers a wide variety or products. It aims to provide high quality advisory asset management services and to be innovative in offering and matching its products to its customers' risk profiles.

      Portfolio Management. AF Investimentos also provides personalized management services for private and institutional customers, managing asset portfolios on a discretionary basis according to the characteristics of the clients' asset portfolio, risk profile and pre-determined investment objectives.

      AF Investimentos' products are sold exclusively through BCP's marketing and distribution networks. AF Investimentos develops its marketing activities in partnership with each of these networks and provides periodic information to these networks and their customers in relation to investment funds. Our commissions in relation to asset management operations are derived from fees related to the total value of funds managed.

      As part of our ongoing strategic partnership with Eureko, we have outsourced the investment function of our asset management business to F&C, a wholly owned subsidiary of Eureko, thereby benefiting from economies of scale and greater fund management experience because of F&C's size and investment expertise. We receive fees and commissions from the customers whose assets are now managed by F&C and we pay commissions to F&C for its services. In addition, we have outsourced to F&C the management of the assets of our institutional clients, namely insurers and pension funds.

      For the year ended December 31, 2002, the Group's net income from its asset management activities amounted to 8,344 thousands of euros (17,906 thousands of euros and 28,859 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 3.1% of the Group's consolidated net income (3.1% and 5.7% for the years ended December 31, 2001 and 2000, respectively).

      Insurance

      We are engaged in the sale of insurance and pension products through Seguros e Pensoes, the largest insurance and pension fund management business in Portugal. Seguros e Pensoes is a composite insurance group, which follows a multi-brand, customer-segmented and multi-branch strategy. It provides and underwrites the insurance products sold through the BCP Group's various marketing and distribution networks, as well as through its own branches. Seguros e Pensoes operates under various brand names, including Ocidental, ImperioBonanca, Medis, Seguro Directo and PensoesGere. Each of these brands focuses on a different segment of the market. Ocidental engages primarily in bancassurance through the BCP Group's marketing and distribution networks. ImperioBonanca markets all types of insurance products but serves its customers through the more traditional networks of sales representatives, agents and brokers. Medis is focused on health insurance and Seguro Directo is focused on motor insurance sold via the Internet and over the telephone. PensoesGere, S.G.P.S., S.A. ("PensoesGere") conducts Seguros e Pensoes' pension management business.

      As part of our strategic partnership with Eureko, we transferred our 50.1% majority holding in Seguros e Pensoes to Eureko in October 2000 in exchange for 17.1% of the share capital of

      Eureko, but retained an option, exercisable in certain circumstances, to regain control of Seguros e Pensoes. We subsequently increased our shareholding in Eureko to 24.8% of its share capital. In December 2002, pursuant to an agreement with Eureko and Achmea, we exercised that option and, accordingly, agreed to acquire from Eureko the whole of the share capital of Seguros e Pensoes in exchange for 20.86% of the share capital of Eureko and additional cash consideration of 150 million euros. The acquisition was completed on March 31, 2003 and will be accounted for under Portuguese GAAP in our consolidated financial statements by the equity method.

      Upon completion of the acquisition described above, our shareholding in Eureko was reduced to 5% of Eureko's outstanding shares (excluding treasury stock). We expect to continue to have a close partnership with Eureko. Among other things, we cooperate in the field of asset management through F&C, a wholly owned subsidiary of Eureko, to whom we have outsourced the investment function of our asset management business and the management of the assets of our institutional clients, namely insurers and pension funds. In addition, we have agreed to cooperate in the field of bancassurance in countries in which one of us is active but the other is not, and we have the right to nominate a member of Eureko's Board of Directors.

      We intend to explore the possibility of entering into a strategic partnership with a reputable international insurance group, possibly selling to it a portion of the share capital of Seguros e Pensoes. We anticipate that this would provide us with added international insurance expertise, capital flexibility and enable us to reduce our insurance underwriting exposure.

      Seguros e Pensoes has a strong distribution link with BCP's marketing and distribution networks that account for over 50% of Seguros e Pensoes' total domestic insurance premiums and over 80% of Seguros e Pensoes' life insurance premiums. Seguros e Pensoes has achieved a market share of 26.7% in life insurance and 20.8% in non-life insurance, comprising 41.9% in health insurance and 18.8% in motor insurance, in each case as of December 31, 2002 (source: Portuguese Insurance Association). For the year ended December 31, 2002, total direct life insurance premiums recorded by Seguros e Pensoes were 1,216,542 thousands of euros and non-life direct insurance premiums were 800,902 thousands of euros, including health insurance premiums of 114,381 thousands of euros and motor insurance premiums of 340,374 thousands of euros. As of December 31, 2002, on the basis of its total premiums received, Seguros e Pensoes maintained a position of leadership in the life and health insurance businesses, and ranked second in the motor insurance business (source: Portuguese Insurance Association).

      Seguros e Pensoes conducts its pensions management business through PensoesGere. PensoesGere has focused on developing new products and services and cross-selling within our marketing and distribution networks. Pension assets under management amounted to 3,958,111 thousands of euros as of December 31, 2002 (3,558,932 thousands of euros and 3,352,415 thousands of euros as of December 31, 2001 and 2000, respectively).

      As of December 31, 2002, Seguros e Pensoes reported total assets of 8,968,541 thousands of euros (8,437,643 thousands of euros and 7,461,908 thousands of euros as of December 31, 2001 and 2000, respectively), shareholders equity of 350,415 thousands of euros (326,085 thousands of euros and 358,890 thousands of euros as of December 31, 2001 and 2000, respectively) and net losses for the year then ended of 93,555 thousands of euros (compared to net profit of 3,531 thousands of euros and 85,193 thousands of euros for the years ended December 31, 2001 and 2000, respectively).

International Activities

We are actively pursuing our strategy of focused international expansion. Since 2000, we have targeted those countries that present strong business growth prospects and where we believe there is a strong commercial rationale for establishing banking operations following a similar business model to the one we have adopted in our home market. In exploiting this strategy, we have concentrated on Poland and Greece in particular. In addition, we have for a number of years been establishing banking operations in a number of countries that have a close connection with Portugal or have large communities of Portuguese origin. These include Mozambique, China (Macao), Luxembourg, France, the United States and Canada.

As of December 31, 2002, we had 772 branches and 8,684 employees outside Portugal, compared to 1,088 branches and 14,072 employees in Portugal. For the year ended December 31, 2002, the Group's net income from its international operations amounted to 64,482 thousands of euros (68,876 thousands of euros and 96,868 thousands of euros for the years ended December 31, 2001 and 2000, respectively), or approximately 23.6% of the Group's consolidated net income (12.0% and 19.2% for the years ended December 31, 2001 and 2000, respectively).

      Poland

      In 1998, we entered into a partnership agreement with the Polish financial group, BBG, pursuant to which we launched a retail operation within BBG in the Polish market under the name "Millennium". This joint venture was controlled jointly by us and BBG. As part of a restructuring of BBG in 2002, we and BBG decided to merge our Millennium joint venture into BBG and establish one banking operation. During the fourth quarter of 2002, we increased our shareholding in BBG to 50% of its share capital. Eureko is the second largest shareholder of BBG, holding 20% of its share capital. At the start of 2003, BBG changed its name to Bank Millennium. All existing BBG branches and brands have been rebranded under the name "Bank Millennium".

      We have started to consolidate the results of operations of Bank Millennium in our financial statements under the purchase method of accounting with effect from January 1, 2003. Bank Millennium currently owns 10% of the share capital of PZU, a Polish insurance company, with 20% of its share capital being owned by Eureko and the majority being owned by the Polish State. As part of their strategic partnership Eureko and Bank Millennium exercise significant influence over the operations of PZU and consequently the investment in PZU was accounted for in Eureko's and in Bank Millennium's respective financial statements under the equity method. Based on the outcome of ongoing discussions in relation to PZU's future shareholder structure and the reduction of the shareholding of BCP in Eureko, Bank Millennium will stop accounting its investment in PZU under the equity method, which would result in no goodwill arising in relation to the investment in PZU.

      The restructuring program undertaken in 2002 involved, among other things, migrating all information technology to a centralized platform, reorganizing Bank Millennium's networks, centralizing back-office activities and improving the credit decision process and levels of provisioning. Our strategy in Poland is based on organic growth, by leveraging our modernized operational and commercial platforms. We believe that Bank Millennium is in a favorable position to profit from the potential entry of Poland into the EU and from the expected economic growth in the Polish market. Bank Millennium currently has a market share of approximately 4% of the Polish banking market (source: JP Morgan Equity Research).

      As of December 31, 2002, Bank Millennium (or the BBG Group, as it was then known) reported total assets of 4,655,990 thousands of euros, held customer funds of 3,391,942 thousands of euros, had loans outstanding of 2,620,789 thousands of euros and operated from 492 branches.

      Greece

      In July 1999, we and Interamerican Hellenic Life Insurance Company S.A. ("Interamerican"), one of the largest Greek life insurers and a wholly owned subsidiary of Eureko, announced the launch of a joint greenfield retail banking operation in the Greek market, NovaBank, S.A. ("NovaBank"). BCP owns 50% of the share capital of NovaBank plus one additional share, Mr. Dimitris Contominas owns 20% of the share capital, Intercapital Trust Limited owns 20% of the share capital less one share and Interamerican owns 10% of the share capital. NovaBank's branches are principally located in Athens and specifically target the retail banking segment. Since NovaBank was launched, it has been successful in capturing new clients, increasing its business and expanding its geographic coverage. In order to cater to the small and medium enterprise markets and the private banking markets in Greece, NovaBank intends to open further branches so as to obtain a sufficient coverage of the market. NovaBank is still at an early stage of its development. We expect NovaBank's operations to incur losses for some years.

      In order to leverage its operational capabilities and its geographic position, in 2002 NovaBank acquired Sitebank, a small Turkish commercial bank, to cater to the affluent individuals segment of the Turkish market in a selective and cost-efficient manner.

      As of December 31, 2002, NovaBank reported total assets of 1,232,035 thousands of euros, held customer funds of 2,862,260 thousands of euros, had loans outstanding of 424,827 thousands of euros and operated from 91 branches.

      Mozambique

      Banco Internacional de Mocambique ("BIM") is a Mozambican retail bank that began trading in 1995. BIM was the first Mozambican bank to be created as a joint venture on an equal basis by local and foreign partners. In December 2001, BIM was merged into Banco Comercial de Mocambique, the Mozambican holding company of Banco Mello and Companhia de Seguros Imperio that was transferred to us in 2000 following our agreement with the Jose de Mello Group to merge our financial services businesses. Banco Comercial de Mocambique was subsequently renamed Banco Internacional de Mocambique. As a result of this restructuring, we currently hold 66.7% of the share capital of BIM. We engage in investment banking operations in Mozambique through BIM Investimento, a company incorporated in 1998. BIM Investimento is 50% owned by BIM, 25% owned by BCP Investimento, 15% owned by International Finance Corporation and the remaining 10% owned by two Mozambican companies. We engage in leasing activities through BIM Leasing, a company incorporated in the first quarter of 2000. BIM Leasing is the second lease financing company to operate in the Mozambican market. BIM holds 70% of BIM Leasing's share capital, Leasefactor holds 25%, and the remaining 5% is held by a Mozambican company. In the fourth quarter of 2000, NovoBanco was launched, aimed at small companies. BIM holds 30% of NovoBanco, while the remaining share capital is held by a group of Mozambican and international institutions.

      As of December 31, 2002, the BIM Group reported total assets of 558,011 thousands of euros, held customer funds of 461,619 thousands of euros, had loans outstanding of 229,306 thousands of euros and operated from 89 branches.

      Macao

      Banco Comercial de Macau ("BCM") is based in Macao and serves as a commercial and operating platform from which we can target markets of Southeast Asia, including the Chinese market. BCM operates in the retail banking sector, focusing on consumer credit products and mortgage lending. BCM is wholly owned by the Group.

      As of December 31, 2002, BCM reported total assets of 807,255 thousands of euros, held customer funds of 730,769 thousands of euros, had loans outstanding of 301,178 thousands of euros and operated from 18 branches.

      Luxembourg

      Banque BCP (Luxembourg) became part of the Group as a result of the acquisition of Banco Mello in 2000. It was formerly named Banco Mello (Luxembourg) and is wholly owned by the Group. Banque BCP (Luxembourg) focuses on retail banking and targets the Portuguese community resident in Luxembourg.

      As of December 31, 2002, Banque BCP (Luxembourg) reported total assets of 245,974 thousands of euros, held customer funds of 73,052 thousands of euros, had loans outstanding of 145,541 thousands of euros and operated from five branches.

      France

      Banque BCP (France) is a retail banking operation based in France established in 2001 as a result of the merger of the French banking institutions we previously owned as a result of the acquisitions of Atlantico, Banco Mello and SottoMayor. Banque BCP (France) serves a clearly defined market segment consisting of residents in France who originated from, or have close ties with, Portugal. Banque BCP (France) is wholly owned by the Group.

      As of December 31, 2002, Banque BCP (France) reported total assets of 1,207,061 thousands of euros, held customer funds of 1,027,810 thousands of euros, had loans outstanding of 480,500 thousands of euros and operated from 63 branches.

      United States

      In November 2000, BPABank opened its first branches in the state of New Jersey in the United States. BPABank targets the local population in areas where the Portuguese community has a strong presence. BPABank is wholly owned by the Group.

      As of December 31, 2002, BPABank reported total assets of 200,684 thousands of euros, held customer funds of 175,193 thousands of euros, had loans outstanding of 135,120 thousands of euros and operated from six branches.

      On May 19, 2003, BPABank changed its brand name to bcpbank. This was pursuant to the harmonization of brands and image of the BCP Group's banks operating in North America (BPABank in the United States and SottoBank in Canada), with a view to capturing synergies and reinforcing ties with the BCP Group.

      Canada

      Following the acquisition by BCP of SottoMayor in 2000, SottoMayor Bank Canada ("SottoBank") became part of the Group. SottoBank is a retail bank operating in Canada, which targets the local population in areas where the Portuguese community has a strong presence. SottoBank is wholly owned by the Group.

      As of December 31, 2002, SottoBank reported total assets of 142,593 thousands of euros, held customer funds of 127,631 thousands of euros, had loans outstanding of 92,461 thousands of euros and operated from six branches.

      On June 2, 2003, SottoBank changed its brand name to bcpbank. This was pursuant to the harmonization of brands and image of the BCP Group's banks operating in North America (BPABank in the United States and SottoBank in Canada), with a view to capturing synergies and reinforcing ties with the BCP Group.

International Partnerships

Since 1991, we have also followed an internationalization strategy based on establishing co-operation agreements with foreign partners. Our current strategic foreign partners are Eureko (see "Item 4. Information on the Bank - B. Business Overview - Other Financial Services in Portugal - Insurance" above), Banco Sabadell and Banca Intesa. These partnerships involve, among other things, joint ventures, cross-shareholdings and reciprocal board representation.

      Banco Sabadell

      In March 2000, we announced the terms of a strategic partnership agreement with Banco Sabadell of Spain, seeking the development of joint initiatives in finance-related fields of mutual interest and in particular in the area of Internet financial services. We currently hold 8.5% of the share capital of Banco Sabadell, while Banco Sabadell holds 3.1% of the share capital of BCP.

      BCP and Banco Sabadell created ActivoBank in Spain and ActivoBank7 in Portugal. These leverage on the skills of a brokerage company that was jointly acquired by us, Ibersecurities (now wholly owned by Banco Sabadell), and BCP's Banco 7, the first direct bank in Portugal. ActivoBank and ActivoBank7 have a strong focus on investment services for individuals. In 2002, in an effort to bring the Spanish operations of ActivoBank and the Portuguese operations of ActivoBank7 closer to their domestic operations, we decided to sell our stake in ActivoBank's Spanish operations and acquire full control of ActivoBank7's Portuguese operations.

      From the first quarter of 2003, following changes to the Bank of Portugal's regulations regarding certain shareholdings accounted for on an equity basis, we are required to change the treatment of our holding of 8.5% of the shares of Banco Sabadell for the purposes of calculating our regulatory capital. Prior to 2003, regulations issued by the Bank of Portugal permitted us to add back the full amount of goodwill related to that shareholding (even though it was accounted for on an equity basis) when calculating our Tier 1 regulatory capital, but required us to deduct the full historic cost of our shareholding in Banco Sabadell, S.A. ("Banco Sabadell") from our total regulatory capital. From 2003, the total historic cost of our shareholding in Banco Sabadell (381,695 thousands of euros as of December 31, 2002) will be split into two parts: (i) goodwill (amounting to 218,113 thousands of euros as of December 31, 2002), will be amortized over a four year period in calculating our Tier 1 regulatory capital, and (ii) the balance (amounting to 163,582 thousands of euros as of December 31, 2002), which will be deducted from our total regulatory capital. Following the changes in our partnership with Banco Sabadell announced in October 2002, we have stopped the equity accounting treatment of this investment, effective March 31, 2003.

      Banca Intesa

      In 1991, we established a strategic partnership with Cariplo, which in 1998 became part of the Italian financial group now known as Banca Intesa. This partnership was essential to the establishment of our mortgage bank, BII, which has successfully combined the product expertise in mortgage lending of our Italian partner with our knowledge of the Portuguese market. We currently hold 2.0% of the share capital of Banca Intesa, while the Banca Intesa Group holds 7.4% of the share capital of BCP.

Competition

Since 1996, there has been a significant expansion of personal financial services in the Portuguese banking market, resulting in a sustained development of mortgage credit, consumer loans, investment funds and unit linked products, and increased use of credit cards. The Portuguese banking market is now well developed, and includes strong domestic competitors that incorporate a multi-product, multi-channel and multi-client segmented approach. This has allowed Portuguese banks to tailor their financial products and services to customers' needs and to improve commercial capabilities. In addition, there has been significant development of internet banking operations and the use of new techniques, such as customer relationship management, which enable banks to accurately track customers' requirements. Cross-selling has benefited from the use of such techniques and has increased the proportion of banks' non-interest income in recent years. Foreign banks have also entered the Portuguese market, particularly in areas such as corporate banking, asset management, private banking and brokerage services. These factors have resulted in increased competition, especially for customers' funds, as loan to deposit ratios are relatively high in Portugal. Customer loans and advances increased significantly in the second half of the 1990s, but lower economic growth observed since the end of 2000 led to a slowdown of demand for credit, resulting in increased competition.

We compete primarily with the four other major Portuguese banking groups, Caixa Geral de Depositos, Banco Espirito Santo, Banco Totta & Acores and BPI. The diversity of our marketing and distribution networks and the brands associated with them have enabled us to maintain a leading position among our competitors. With our fully centralized back office operations, we are able to operate efficiently and exploit economies of scale.

We estimate that our market share and that of the four other major Portuguese banking groups was together in excess of 85% at the end of the third quarter of 2002 in terms of total assets, customers' funds and number of branches, as a result of the consolidation that took place in the Portuguese banking system in the second half of the 1990s. This consolidation process was driven by the need to achieve economies of scale and operating synergies. More recently, major Portuguese banks have rationalized their operating structures, with the aim of cost-cutting and improving efficiency. In addition, many Portuguese banks have focused on increasing revenues through increased market share and cross-selling. Portuguese banks are increasingly focused on core operations, which tend to support aggressive commercial strategies.

The following table illustrates the competitive environment in Portugal as of June 30, 2002 and as of December 31, 2001, 2000 and 1999, and shows the change between December 31, 1999 and June 30, 2002:

                                                     As of December 31,
                                     ---------------------------------------------------    Change
                                        2002         2001         2000          1999      (1999-2002)
                                     -----------  -----------  ------------  -----------  ------------
Number of banks                          51(1)          52            47           55        (7.3)%
Number of branches                    5,366(2)       5,359         5,550        5,487        (2.2)%
Population (thousands)                 10,412       10,333        10,008        9,987          4.3%
Inhabitants per branch                  1,940        1,929         1,803        1,820          6.6%
Branches per bank                         105          105           121          102          3.2%

--------------
Sources: Bank of Portugal, Portuguese Banking Association and National
         Statistics Institute of Portugal.

(1)   Estimated by us as of December 31, 2002.

(2)   As of June 30, 2002.

We are also subject to strong competition in the international markets in which we operate. In Poland and in Greece, household and corporate indebtedness remain low by international standards, which we believe supports strong medium term credit growth and therefore makes our strategy of organic growth viable. However, these opportunities have led to increased competition in recent years. Consolidation in the Polish banking industry in the second half of the 1990s has also led to increased competition. In addition, in both Poland and Greece, increased European integration has created strong incentives for the cross-border provision of financial services without a local commercial presence and for cross-border mergers, resulting in significant additional competition from foreign banks.

Total Revenues by Category of Activity and Geographic Market

See "Item 5. Operating and Financial Review and Prospects - A. Operating Results
- Segmental Reporting" for an analysis of our operating results by category of activity.

The table below sets forth the disclosure of our total revenues according to geographic area for the last three years:

                                        2002            2001            2000
                                    ------------    ------------    ------------

   Portugal                            86.5%            87.0%          89.8%
   Other European Union countries       6.6%            5.4%            5.0%
   United States of America             1.0%            1.9%            1.7%
   Cayman Islands                       1.3%            2.3%            1.6%
   China (Macao)                        0.7%            0.9%            1.1%
   Other                                3.9%            2.5%            0.8%

Material effects of Governmental Regulation

      The Bank of Portugal

      The Bank of Portugal is the central bank of Portugal and is a full member of the European System of Central Banks, comprising the European Central Bank and the other EU Member States' national central banks. The Bank of Portugal cooperates in the definition and implementation of monetary and exchange rate policies with the European System of Central Banks. It is responsible for the stability of the financial system as a lender of last resort. The Bank of Portugal is entrusted with supervisory and regulatory powers over all banks and non-deposit taking financial institutions operating in Portugal, with the exception of insurance companies and pension funds management companies which are supervised and regulated by Instituto de Seguros de Portugal and mutual funds management companies which are also supervised by the CMVM. The Bank of Portugal is also responsible for establishing the accounting guidelines applicable to Portuguese banks. The Governor and the members of the Board of Directors of the Bank of Portugal are appointed by the Portuguese Government for a five-year term. The Bank of Portugal has established rules in respect of, among other things, solvency ratios, reserve requirements, control of major risks and provisions for specific and general credit risks and it monitors compliance with these rules through periodic inspections, review of regularly filed financial statements and reports and continuing assessment of adherence to current regulation. Infringements or violations of applicable regulations may give rise to warnings or penalties.

      General Regulatory Framework of Credit Institutions and Financial
      Companies

      The Decree-Law 298/92, published on December 31, 1992 ("General Regulatory Framework of Credit Institutions and Financial Companies" or the "Banking Law"), as amended by the Decree Law 246/95 of September 14, 1995, by the Decree Law 232/96 of December 5, 1996, by the Decree Law 222/99 of June 22, 1999, by the Decree Law 250/2000 of October 13, 2000, by the Decree Law 285/2001 of November 2, 2001, by the Decree Law 201/2002 of September 26, 2002 and by the Decree Law 319/2002 of December 28, 2002, is the main legal framework regulating the activities of Portuguese banks and foreign banks established in Portugal, as well as certain other financial institutions.

      The Banking Law harmonized the Portuguese legislation with EC directives replacing older rules and establishing a comprehensive regulatory framework. The main areas regulated by the Banking Law are: the authorization to establish credit institutions in Portugal; the activities in foreign countries of Portuguese financial institutions; the operations in Portugal of foreign financial institutions; registration with the Bank of Portugal; ethical rules and conflicts of interest; prudential and supervisory norms; protection of customers and winding up of banks and the Deposit Guarantee Fund and the Investors Reimbursement System.

      Gradual equalization of the operating conditions of credit institutions based in Portugal with those prevailing in European countries, the adoption of EU Directives in Portugal with particular emphasis on such matters as the Deposit Guarantee Fund, customer information requirements, freedom of establishment, the regulation of the provision of services in the insurance sector and the definition of the regulatory framework of financial companies, led to the introduction in 1994, 1995 and 1999 to 2002 of several changes to the regulations governing the Portuguese financial system.

      To ensure greater uniformity and transparency of the information provided by credit institutions regarding interest rates and loan costs, disclosure of nominal and effective interest rates has been mandatory since 1994, and additional information must also be provided in credit agreements. As regards the supervision of financial institutions, in 1994, the Bank of Portugal implemented new rules dealing with internal control systems which established minimum requirements in a variety of areas (including organization, supervision, management information, credit, financial control and information technology), in addition to rules concerning the reduction of the large risk limits (which were reduced from 15% to 10% of own funds) and the maximum levels of risk exposure to one customer or group of customers (which were reduced from 40% to 25% of own funds).

      European Union

      Portugal became a member of the EU on January 1, 1986. Membership of the EU subjects Portugal to compliance with legislation which may be either in the form of regulations, which are directly enforceable in any member state, or in the form of directives addressed to the member states, which require the enactment of implementing legislation and which in some cases determined by the EU Court of Justice are directly enforceable in a member state. In addition, the European Commission and the Council of Ministers issue non-binding recommendations to the member states. The Portuguese authorities have introduced several of the EU directives and recommendations into legislation to adapt Portuguese law to European regulatory standards. The Bank of Portugal has also adopted EU directives pertaining to capital and solvency ratios, control of risk exposure, investment limits and other aspects relating to the constitution and activities of credit institutions. In addition, the Bank of Portugal has established the Deposit Guarantee Fund and the Investors Reimbursement System.

      European Monetary Union

      The primary objective of the European System of Central Banks ("ESCB") and of the European Central Bank is to maintain price stability. By assigning the primary responsibility for price stability to an independent bank, the Treaty that constitutes European Monetary Union recognizes that focusing monetary policy on the maintenance of price stability in the euro area ensures that it will make the best possible contribution to the broader economic objectives of the EU. Without prejudicing the primary objective of price stability, the ESCB may support the general economic policies in the EU, acting in accordance with the principle of an open market economy with free competition favoring an efficient allocation of resources.

      The monetary policy framework of the Eurosystem comprises a minimum reserve system, open market operations and standing facilities as described below.

      The European Central Bank ("ECB") requires credit institutions established in Euro area Member States to hold minimum reserves. The minimum reserve system applied by the ECB is primarily intended to fulfill the following two monetary policy functions: the stabilization of money market interest rates and the enlargement of a structural liquidity shortage within the banking system. It is possible to characterize this system by the following main elements: first, the reserve requirement applies to all credit institutions which are established in the euro area; second, the reserve requirement of each individual credit institution is calculated by applying a reserve ratio, which has been set at 2%, to its liabilities in the form of overnight deposits, deposits with an agreed maturity or period of notice of up to two years, debt securities issued with an agreed maturity of up two years and money market paper; liabilities vis-a-vis institutions established in the Euro area and liabilities vis-a-vis the Eurosystem are not subject to reserve requirements; third, a credit institution complies with its obligations under the minimum reserve system if its average daily reserve maintenance period running from the 24th day of each month to the 23rd day of the following month is at least equal to its reserve requirement; fourth, the required reserve holdings are remunerated at a level corresponding to the average interest rate over the maintenance period of the main refinancing operations of the Eurosystem ("repo rate"); and fifth, a credit institution may apply to the Central Bank of the Member State in which it is resident for permission to hold all its minimum reserves indirectly, through an intermediary.

      Open market operations are the main instrument used by the Eurosystem for the purposes of steering interest rates, managing the liquidity situation in the market and signaling the monetary policy stance. The majority of the Eurosystem's open market operations consist of reverse transactions against eligible collateral. The two main kinds of open market operations are the main refinancing operations ("MROs"), which have a maturity of two weeks and are conducted on a weekly basis, and the longer-term refinancing operations ("LTROs"), which have a maturity of three months and take place on a monthly basis. In addition, the Eurosystem may conduct fine tuning open market operations through reverse transactions, outright purchases and sales of assets, and the collection of deposits or foreign exchange swaps, as well as structural operations through the issuance of debt certificates, reverse transactions and outright transactions. While the MROs and LTROs are conducted through standards tenders, fine-tuning operations can be performed either through quick tenders or through bilateral procedures involving a limited set of counterparties, except for the outright operations which can be carried out only through bilateral transactions.

      With regard to standing facilities, counterparties can use the marginal lending facility to obtain overnight liquidity against eligible assets and the deposit facility to make overnight deposits with the Eurosystem. Those standing facilities are available to eligible counterparties at their own initiative and without any restrictions. Under normal circumstances, the interest rates on the standing facilities form a corridor for the overnight market interest rate, with the marginal lending rate providing the ceiling and the deposit rate the floor. The Eurosystem accepts a wide range of underlying assets for its credit operations. A distinction is made between two categories of eligible assets: Tier 1 and Tier 2. Tier 1 consists of marketable debt instruments which fulfill the uniform, area wide eligibility criteria established by the ECB, while Tier 2 comprises other marketable and non-marketable financial assets, which take into account the differences between the national financial and banking systems, and for which eligibility criteria have been established by the National Central Banks, subject to the minimum eligibility criteria defined by the ECB.

      The list of eligible assets for the Eurosystem's credit operations has been available to the public since October 1998 and the list of counterparties eligible for the monetary policy operations of the Eurosystem has been established on the basis of common eligibility criteria, which includes all those institutions that are subject to minimum reserve requirements. These institutions are, in principle, eligible to access open market operations based on the standard tender procedures and the two standing facilities.

      Capital and Solvency Ratios

      Portuguese banks are subject to solvency ratio requirements. These requirements conform with the EC directives respectively fixing common standards for the measurement of capital (generally referred to as the "Own Funds Directive") and establishing a system for weighting assets according to credit risk (generally referred to as the "Solvency Ratio Directive") with the requirement that, since December 31, 1992, all credit institutions have to maintain capital of at least 8% of risk-weighted assets.

      In December 1996, the Bank of Portugal issued Regulations nos. 7/96, 8/96 and 9/96, which introduced measures relating to market-risk coverage (position, underwriting and settlement), the calculation of own funds required to cover market risks and alterations to the rules for the calculation of major risks linked to trading portfolios, in keeping with Directive 93/6/EC ("Capital Adequacy Directive"). The Capital Adequacy Directive established the conditions for protection, via total capital, against losses or capital losses on securities portfolios. It also covered other losses related to trading activities, currency operations and the provision of securities' services, in addition to the portfolio position, risks of physical and financial settlement, exchange-rates and major credit exposures.

      The regulation of market risk is approached in a comprehensive manner, reflecting a concern to limit exposure to market risks in areas not covered by total capital prior to the introduction of the

      Capital Adequacy Directive. The risk of maintaining short and long positions linked to changes in market conditions is quantified, using a methodology similar to the financial asset pricing model and to the asset and liability management model. Derivatives are broken down into the long and short positions of their major underlying assets, thus avoiding any distortions. To cover these risks, the Capital Adequacy Directive details the amount of capital required, allowing the use of financial instruments not authorized for other purposes (short-term subordinated debt included under Tier 3 Capital).

      Liquidity Ratios

      Portuguese banks are currently subject to two non-binding liquidity ratios: (1) a minimum 100% ratio between assets with maturities up to one year and demand and short-term (up to 90 days) liabilities and (2) a minimum 100% ratio between total assets less demand and short-term liabilities (up to 90 days) and liabilities with maturities over 90 days.

      Reserve Requirements

      Since January 1, 1999, the European Central Bank is responsible for the definition of the system of minimum reserves within the euro zone. The ECB minimum reserves system prescribes a reserve requirement ratio of 2%. Minimum reserves are remunerated, based on the ECB rate on the main refinancing operations, which is approximate to market rates. The reserve also includes liabilities concerning credit institutions based outside the euro zone, deposits and other liabilities of off-shore branches in Madeira and in the Azores and investments in foreign currencies by non-residents.

      Where an institution fails to comply with all or part of the reserve requirement, the ECB may impose any one of the following sanctions:

      - payment of up to 5% above the marginal lending rate, applied to the amount of the shortfall;

      - payment of up to two times the marginal lending rate, applied to the amount of the shortfall; or

      - the requirement for the institution to establish non-interest-bearing deposits with the ECB or the national central bank up to three times the amount of the shortfall.

      Control of Risk Exposures

      The Portuguese regulatory framework establishes that the sum of all loans, drawn or undrawn, guarantees and other commitments to any one client and all holdings of shares or bonds issued by such client may not exceed 25% of a bank's own funds. The aggregate value of all "large risks", defined as any individual or combined exposure to one client equivalent to more than 10% of a bank's own funds, may not exceed 800% of a bank's own funds. In the case of shareholders which own more than 10% of the Bank's capital stock, the sum of all loans, guarantees and other commitments granted by the Bank may not exceed 10% of its own funds.

      Provisions for Loan Losses

      All principal payments on loans that have become due and have not been paid for 30 days or more must be placed on non-accrual status, with further interest thereon and other amounts being accounted for and included as income only as and when received. Bank of Portugal regulations applicable to Portuguese banks require that any payment of principal or interest on any loan which is 30 days or more overdue must be classified as past due and must be provided for, at a minimum, as set forth in the following table:

Specific Provision                                                      Secured
                                         ----------------------------------------------------------------------
                                                                            Real Guarantee
                                                       --------------------------------------------------------
                                                                                      Mortgage
                                                                     ------------------------------------------
                                                                                           Home mortgage
                                                                                    ---------------------------
Class  Period overdue       Unsecured     Personally    Other than    Other than     Loan => 75%   Loan =< 75%
                                          Guaranteed     Mortgage        home       of guarantee  of guarantee
---------------------    -------------  -------------  ------------  -------------  ---------------------------
I      0 - 3 months              1%*           1%*           1%*           1%          0.50%         0.50%
II     3 - 6 months             25%           10%           10%           10%            10%           10%
III    6 - 9 months             50%           25%           25%           25%            25%           25%
IV     9 - 12 months            75%           25%           25%           25%            25%           25%
V      12 - 15 months          100%           50%           50%           50%            25%           25%
VI     15 - 18 months          100%           75%           50%           50%            50%           25%
VII    18 - 24 months          100%          100%           75%           75%            50%           50%
VIII   24 - 30 months          100%          100%           75%           75%            75%           50%
IX     30 - 36 months          100%          100%          100%          100%            75%           50%
X      36 - 48 months          100%          100%          100%          100%            75%           75%
XI     48 - 60 months          100%          100%          100%          100%           100%           75%
XII    more than 60
       months                  100%          100%          100%          100%           100%          100%

------------------
* 1.5% if consumer credit; for Bank of Portugal purposes, secured loans are all credits that are either collateralized or personally guaranteed.

      Regulation 3/95 of the Bank of Portugal adopted on June 30, 1995 ("Regulation 3/95"), as amended, provides that when the total amount of principal and interest overdue on a past due loan is greater than 25% of the total outstanding balance of any such loan, or, in accordance with amendments made under Regulation 8/2003 (which amendments will come into force on August 28, 2003), if the installment is overdue for (i) six months when the total maturity of the loan is five years or less, (ii) 12 months when the total maturity of the loan is between five and ten years, or (iii) 24 months when the total maturity of the loan is over ten years, the amount of the then non-overdue outstanding balance of such loan shall be reclassified as overdue for provisioning purposes and, as such, provisions shall be made by applying the provision percentages stated in the table above. If the aggregate amount of principal and interest overdue, after giving effect to such reclassification, of all loans to any one customer exceeds 25% of total loans plus overdue interest from any such customer, the aggregate outstanding balances of such loans shall be classified as doubtful loans and provisions shall be made by applying one-half of the provision percentages stated in the table above.

      In addition, Regulation 3/95 provides that when there is more than one overdue installment on a single loan, the percentage provision applicable to all overdue payments on such loan is the percentage applicable to the oldest overdue installment.

      In the case of restructured loans, unless additional securities or guarantees are obtained at the time such loan is restructured to cover the repayment of such restructured loan, or unless all overdue interest and expenses are paid in full, the percentage provision required to be made with respect to overdue payments on such loan in accordance with the table above relates to the date on which any payment of such loan first became overdue.

      Furthermore, Regulation 3/95 also requires that if management, for reasons relating to the financial condition of the borrower, has a reasonable doubt that a loan will be collected, such loan must be classified as non-accrual, even if the loan is not due, and must be provided for in accordance with the underlying risk. Standby letters of credit, guarantees and other similar commitments must be considered as doubtful if payment by the Bank is likely and recovery is uncertain.

      In addition to the foregoing specific provisions, the Bank of Portugal requires the establishment of a general provision for loan losses. Before June 30, 1995, this general provision was fixed in an amount not less than 2% of total credit (including guarantees) net of non-performing loans. After June 30, 1995, by reason of Regulation 3/95, the general provision for loan losses has been reduced to an amount of 1% of total credit (including guarantees) net of non-performing loans, except for consumer credit, in respect of which the relevant amount is 1.5% under Regulation 2/99, and for mortgages related to private residences, in respect of which the relevant amount is 0.5% under Regulation 8/2003.

      Because the foregoing reduction in the general provision requirement from 2% to 1% would apply on a prospective basis, the existing 2% general provision could not be reduced with respect to loans outstanding at June 30, 1995, but could be used to absorb additional specific provisions that might be required by reason of the implementation of Regulation 3/95. Besides strictly complying with regulatory provisions, the BCP Group has and will continue to apply its own criteria for provisioning based upon an economic analysis which historically has been more conservative than Bank of Portugal rules.

      Regulation 3/95 also established the requirements for setting aside provisions in respect of potential capital losses on investment account securities available for sale, provisions for country-risk and pension fund liabilities. Regulation 4/2002 established more detailed and conservative requirements for provisions concerning unrealized potential losses on shareholdings held by financial institutions.

      Interest Rates

      Interest rates, including those on bank deposits and loans and inter-bank market rates, are determined by free-market forces. The European Central Bank sets very short term monetary market rates (regular intervention rates) for regular refinancing operations ("repo rate"), overnight standing facilities and liquidity absorption standing facilities.

      Borrowing from the Bank of Portugal

      The basic method of refinancing employed by the European Central Bank is the purchase by the National Central Banks of treasury bills and other Government bonds in the inter-bank market, yielding liquidity at the "refi" rate. The Bank of Portugal has followed a policy of intervening as a lender of last resort in cases of liquidity shortfalls in the banking system. Since July 1997, the Bank of Portugal also accepts as collateral for operations in the money market certain eligible assets from the private sector.

      Deposit Guarantee Fund

      In accordance with Decree Law 298/92 of December 31, 1992, as amended, since January 1, 1993, all Portuguese banks (with the exception of mutual agricultural credit banks, which have their own deposit guarantee mechanism) and foreign banks, based on their deposits collected through branches in Portugal, have been required to participate in the Deposit Guarantee Fund ("DGF"). The DGF is a public law legal entity with administrative and financial autonomy, functioning under the supervision of the Bank of Portugal and whose objective is to guarantee the repayment of deposits with credit institutions, subject to certain limitations.

      The DGF guarantees repayment of deposits taken in Portugal by participating banks, with certain exceptions, in particular, deposits constituted by financial institutions and by the Public Administrative Sector. The limit set for full repayment of the balances owed to each customer is set at 25,000 euros. The amount of the annual contribution to the DGF by participants is based on a rate applied to the average annual balance of the deposits covered by the guarantee.

      In June 1999, the Investors Reimbursement System regulation was published, transposing the EU Directive 97/9/CE. It is similar to the DGF, but regulates stock operations and other financial instruments, guaranteeing non-institutional investors compensation for damages resulting from actions of market members or participants in the system. The Investors Reimbursement System aims to guarantee the reimbursement of assets linked to funds or financial instruments that are administered or managed by the financial entities that participate in the Investors Reimbursement System. These are loan granting institutions that provide financial services and investment companies resident in Portugal. Institutions authorized in other EU member states have the right to adhere to the Investors Reimbursement System when it is more favorable than that of their country of origin.

      Treasury Stock

      Portuguese law prohibits a company from subscribing for its own shares and generally from issuing guarantees or lending money to any third party in connection with its subscription for or acquisition of such shares, subject to certain exemptions (in particular in relation to the commercial business of banks and in relation to acquisitions by or for employees). Generally, a company may only acquire or sell its own shares on terms and conditions determined at a general meeting of shareholders and, subject to certain exceptions, such shares may not exceed 10% of its capital. During the period that such shares are owned by the company, all rights pertaining to such shares are suspended except for the right to receive additional free or bonus shares.

      Treasury shares of a company which exceed the 10% limit must be sold within one year (if unlawfully acquired) or within three years (if lawfully acquired). Failure to do so will render such shares liable to be cancelled and the directors of the company potentially personally liable.

      Shareholdings acquired, subscribed for or held by a direct or indirect subsidiary are considered for all purposes own shares of the parent company and are subject to the same requirements as those mentioned above, provided that subsidiaries can subscribe for parent shares on behalf of third parties and any shares so held will not be considered to be treasury shares.

Risk Management

Careful risk management is one of the BCP Group's key concerns. The purpose of risk management is to monitor and control the size and concentration of risks arising from our activities. The principal categories of risk inherent to our business are:

-     market risk;

-     liquidity risk;

-     credit risk; and

-     operational risk.

We have designed our risk management policies to analyze these risks and set appropriate limits. We continually monitor these risks and limits by using our risk management systems.

      Market Risk Management

      Market risks are linked to the potential impact of fluctuations in interest rates, exchange rates and the prices of financial instruments on our income statement or balance sheet.

      In order to evaluate the effect of fluctuations in interest rates, exchange rates or the prices of financial instruments on the Group's income statement or balance sheet, we have implemented an integrated risk management policy pursuant to the recommendations of the Basel Committee. The main guidelines of this policy, in relation to market risks, are set out in the Handbook of Risk Management Principles and Rules published by Basel Committee on Banking Regulations and Supervisory Practices (the "Basel Committee"), which seeks to segregate markets, back office, brokerage and risk control functions within banking institutions. We use software specifically developed for the purpose of determining these market risks. In addition, these risks are regularly monitored by the heads of the departments acting in the various markets and by our Asset Liability Committee ("ALCO"), which meets on a weekly basis.

      We monitor risk management by dividing the Group into four principal areas: Commercial, Structural, Markets and Asset Liability Management ("ALM"). Market risks in the Commercial and Structural areas are hedged through internal operations (against the Markets or ALM areas) or external operations. The market positions that are taken by these areas as a result of these hedging transactions are considered, in conjunction with any other operations they may have involving external entities, an integral part of the relevant risk area's portfolio.

      Taking into account on the one hand the variety and complexity of the market risks which we face and on the other hand the volatility of the markets in which we operate, we use a wide range of risk indicators that allow evaluation of the nature and level of risks on various bases. We use Value at Risk ("VaR") as the basic measure to evaluate and control exposure to market risks, both in our trading activity and in the management of our balance sheet risks. At the same time, we also use other specific indicators for each type of market risk, such as exposure to assets having basis risks (assets with the same re-pricing periods but in which the relevant interest rates are not perfectly correlated), exposure to optionality risks (measure of exposure to non-linear risks derived from the use of options), and quantitative limits for exposure to certain equity markets.

      We fix market activity VaR limits as a percentage of own funds. We also set limits for certain positions linked to specific risk factors and for end-of-day and intra-day positions.

      Value at Risk

      We have adopted the analytic approach of VaR, in keeping with the risk metrics methodology that we have chosen to employ. We use VaR to estimate the value of capital at risk, which is the estimated potential loss that could be incurred (in balance sheet terms) as a result of changes to prices or rates, based on the volatility of and correlations between several risk factors. VaR takes into account a 10-day time horizon and a 99% one-tail test confidence factor.

      We calculate VaR by geographic market area, currency and nature of the risk for each of the Group's areas responsible for the Group's management process. We also calculate VaR for the Group's aggregate positions.

      During 2002, we implemented new market risk evaluation software ("InVaR"), supported by web based technologies. This new software allows each area involved in risk monitoring and management to ascertain at any time the VaR of its portfolio and to simulate the effect of a new transaction on its VaR.

      The accuracy of our VaR calculation is confirmed by subsequent tests based on actual market conditions. During 2002, there were only two occasions in which the resultant test value exceeded the estimated VaR, although these test values were nonetheless within significance levels established by the Bank and were caused by very significant changes to market conditions.

      We also carry out regular tests to measure the impact that extreme historic scenarios ("historical stress testing") would have on the Group's balance sheet. The results of these stress tests have provided confirmation of the Group's generally low exposure to market risks.

      The following table sets out the components of our VaR as of December 31, 2002:

                                       Risk factor
                    -------------------------------------------------
                    Exchange      Interest                                 Diversific.
Currency              rate          rate        Equities       Total         Effect         VaR
                    --------      --------      --------      -------      -----------    -------
                                            (in thousands of euros)
CAD                       11            29            --           40           (23)           17
CHF                        3             2            --            5            (2)            3
CZK                        2            --            --            2            --             2
GBP                       11           586            --          597          (307)          290
HKD                       25           113            --          138           (47)           91
JPY                        1             4            --            5            (3)            2
PLN                        2             7            --            9            (5)            4
SEK                       10            16            --           26           (15)           11
NOK                        2            34            --           36           (10)           26
USD                       58         2,048            12        2,118          (931)        1,187
EUR                       --        15,206           473       15,679        (9,500)        6,179
                     -------       -------       -------      -------       -------       -------
Total                    125        18,045           485       18,655       (10,843)        7,812
                     -------       -------       -------      -------       -------       -------
Diversification          (78)      (12,401)          128      (12,351)       10,002        (2,349)
                     -------       -------       -------      -------       -------       -------
VaR                       47         5,644           613        6,304          (841)        5,463
                     =======       =======       =======      =======       =======       =======

      The table above shows that according to VaR calculations, at a 99% confidence level, the maximum loss that we expected to suffer over a ten-day period commencing on December 31, 2002 due to quantifiable market risk was 5,463 thousands of euros.

      Interest Rate Risk Management

      We use measures to assess our interest rate risk that allow the Group's balance sheet sensitivity to be tested in respect of parallel shifts of the interest rate curve. We undertake these analyses monthly for each of the major currencies, based on the transactions outstanding at the end of each month, in relation to both the Group's domestic activities and the Group's international activities. The currencies in which the Group has its most significant holdings are the euro, the U.S. dollar and British pounds sterling. On the basis of the positions as of December 31, 2002, the effect on the Group's balance sheet of a 1% shift upwards of the interest rate curve for each of the euro, the U.S. dollar and British pounds sterling would be an increase of 28.8 million euros, a decrease of
      2.8 million euros and a decrease of 1.5 million euros, respectively.

      Statement of Financial Accounting Standards No. 133

      Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), was issued by the Financial Accounting Standards Board in June 1998. Statement 133, which applies only to U.S. GAAP disclosures and not to accounting and disclosures in Portugal, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. BCP adopted SFAS 133 on January 1, 2001 for U.S. GAAP purposes. See note 37 to our consolidated financial statements.

      Liquidity Risk Management

      Liquidity risk is linked to the potential inability to finance assets over their relevant times to maturity (at suitable rates) and the potential inability to liquidate portfolio positions when desired and at reasonable prices.

      We carry out our liquidity risk management in our principal dealing room in Lisbon. Liquidity risk is assessed taking into account both short-term and long-term indicators, in the latter case in keeping with the rules introduced by the Bank of Portugal during 2001.

      As of December 31, 2002, the liquidity ratio calculated on a consolidated basis and in accordance with the rules of the Bank of Portugal stood at 119%. See "Item 4. Information on the Bank - B. Business Overview - Material effects of Governmental Regulation - Liquidity Ratios".

      Short-term liquidity (up to three months) is monitored on the basis of liquidity indicators - immediate liquidity and quarterly liquidity - that are calculated using the projection of the main inflows and outflows of funds at the head office and branches, thereby facilitating prompt management of and responses to the immediate need for funds.

      Credit Risk Management

      Credit risk management is linked to the uncertainty of repayment because of the inability of the borrower (and the guarantor, if any), the issuer of a security or the counterparty to an agreement to meet its payment obligations thereunder. See "Item 4. Information on the Bank - Additional Specialized Industry Disclosures - Selected Statistical Data - Assets - Loan Portfolio" for further information in respect of the structure and quality of the loan portfolio and provisions made in respect of credit risks.

      Our credit risk assessment is based on models that, in the case of individual customers, categorize the individuals according to certain established criteria and, in the case of corporate customers, combine economic and financial information with data of a qualitative nature, such as the quality of the management and the organization of the company, its position in its particular market and its prospects. Taking into account the current corporate environment, special attention is given to inter-company relations. We obtain up-to-date information concerning corporate groups, and risk assessment is undertaken on a consolidated basis.

      Customers are subject to our internal rating procedures. We entrust our loan decisions to committees whose composition and duties are clearly set out in specific regulations. In addition to the rating procedures, there are early warning mechanisms to detect potential non-performance. We periodically review all these instruments to ensure that their predictive and monitoring abilities are maintained. See "Item 4. Information on the Bank - Additional Specialized Industry Disclosures - Selected Statistical Data - Assets - Loan Portfolio" above for a description of the methods by which we approve loan decisions and monitor outstanding loans.

      We also carry out a regular analysis of the quality of our loan portfolio evaluated on several bases. Here, the prime focus is on the evaluation of the risk profiles of the various commercial networks and on the concentration of our liabilities, both by sector of activity and by customer (in this case assessing the customer by reference to the relevant corporate group).

      Those responsible for credit management monitor current transactions on an ongoing basis with a view to preventing any deterioration in the quality of our loan portfolio. We generate reports centrally to monitor the maturity of guaranteed current accounts, bills not paid and unauthorized overdrafts. These reports are automatically sent to branches, where the branch manager is responsible for dealing with unusual cases, taking such action as may be required in keeping with the regulations.

      Depending on the type of assets, we have established time limits by which past due loans must be transferred to credit recovery units that negotiate directly with the customers.

      Significant changes were introduced during 2002 to our credit procedures as a result of the recommendations put forward by our Credit Re-engineering Team. This involved the adoption of new loan granting, loan monitoring and recovery regulations, in addition to a review of pricing and of commercial responsibilities.

      In line with the requirements of the New Basel Agreement, we have significantly increased the number of categories of loans subject to internal ratings and at the same time we have extended the scope of our internal ratings procedures to new distribution channels. We have also added new functions to our internal rating procedures which have provided major efficiency gains and significant improvements to our service.

      We have made significant progress in extending the credit decision support models to projects outside Portugal, both through the development of new internal ratings procedures and through improving existing ones. Mechanisms have also been implemented to assess periodically the performance of the models we use.

      International Loan Portfolio

      International loans and advances are subject to rules we have established in our International Credit Regulations and are dependent on appraisal by a committee at one of four tiers of decision and responsibility levels. Our credit policy is generally conservative and is largely governed by two specific policies, one relating to country limits and the other relating to bank limits. Both country limits and bank limits are established on the basis of an evaluation of various indicators of a quantitative and qualitative nature, using the ratings awarded by the leading rating agencies. Control of exposure to countries and to counterparties and control of exposure limits are undertaken on the basis of information provided systematically by those entities that carry out international loan transactions (chiefly our branches abroad), which is reviewed and approved by central departments.

      As a result of the strengthening of our credit risk management methods with regard both to the profitability and to the quality of our loans, and of the improvement of our procedures to control our credit exposure, our international loan portfolio, which includes any transactions involving country risk, declined by 28.3% from December 31, 2001 to December 31, 2002, standing at 968 million euros as of December 31, 2002.

      With regard to types of risk, the majority of our counterparties are banks, which accounted for 53% of our total international loan portfolio as of December 31, 2002. Taken together, banking and sovereign counterparties account for the larger part (77%) of our international loan portfolio.

      With regard to the geographic breakdown of exposure as of December 31, 2002, Western Europe and North America accounted for 66% of our total international loan portfolio, compared to 62% as of December 31, 2001. As of December 31, 2002, exposure to Latin America and Asia accounted for 13% of the total international loan portfolio (21% as of December 31, 2001), 72% of which are short-term transactions (not more than one year).

      Operational Risk Management

      Operational risk is the risk of direct or indirect losses arising from improper internal procedures or systems or from their breakdown, from employee misconduct or from external events (such as natural disasters). These risks are a feature of any activity, routine or otherwise, carried on by the Group.

      We seek to minimize operational risk by maintaining a clear organizational structure, by analyzing of the adequacy and reliability of the automated systems that support the business, and by striving continually to improve management information. There is a formal set of internal control procedures available to all employees at all times.

      Procurement of guidelines relating to the internal audit of the various institutions within the BCP Group is the responsibility of the chairman and deputy chairmen of the boards of directors of the Group's holding companies.

      Our operational risk management is complemented by contingency plans and by procedures designed to confine any breakdown of our control system, as well as by insurance policies governing property and personal risks.

      In the event of a disaster, we have established procedures to safeguard the continuity of the operations of our various business areas. We have developed technical and operational procedures to attenuate these risks, both at the central level and at the branch level. These disaster recovery plans have been designed to restore our critical operations within 18 hours of any disaster occurrence.

C. Organizational Structure

The Bank and the Group

BCP is the principal bank within the BCP Group, the largest banking group in Portugal in terms of number of branches and loans to customers and the second largest in terms of total assets, customer deposits and net income, each as of and for the year ended December 31, 2002 (based on data from the Portuguese Banking Association). The BCP Group conducts its banking and related businesses through some of the best known brands in the Portuguese financial market, including BCP, Atlantico, NovaRede and SottoMayor. The BCP Group is engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. In Portugal, the BCP Group's operations are primarily commercial banking, but it offers a range of additional financial services, including investment banking, mortgage lending, consumer credit, specialized credit, asset management and insurance. Internationally, the BCP Group operates in a small number of countries with high growth potential, targeting in particular Poland and Greece, and in a number of other countries that have a close historical connection with Portugal or large communities of Portuguese origin.

The following diagram summarizes the organizational structure of the principal subsidiaries of the Group as of December 31, 2002, giving effect to the acquisition of the whole of the share capital of Seguros e Pensoes in exchange for 20.86% of the share capital of Eureko on March 31, 2003:

                  ---------------------------------------------------------
                  |        Banco Comercial Portugues, S.A.                  |
                  |                                                         |
                  |        BCP Particulares & Negocios  BCP Private Banking |
                  |        Atlantico                    BCP Corporate       |
                  |        NovaRede                     BCP Empresas        |
                  |        SottoMayor                                       |
                  ---------------------------------------------------------
                                                  |
                  |-------------------------------|-------------------------|
--------------------------------        --------------------- ------------------------------
|  Domestic Operations          |       | Foreign Operations| | International Partnerships  |
--------------------------------        --------------------- ------------------------------
  | -----------------------------         | ------------------------     | --------------------
  |-|   BCP Investimento         |        |-|Bank Millennium        |    |-|   Eureko          |
  | |   (Investment Banking)     |        | |(Poland)               |    | |   (5.0%)          |
  | |   (100.0%)                 |        | |(50.0%)                |    | |                   |
  | -----------------------------         | ------------------------     | --------------------
  | -----------------------------         | ------------------------     | --------------------
  |-|   Banco de Investimento    |        |-|NovaBank               |    |-|   Banco Sabadell  |
  | |    Imobiliario             |        | |(Greece)               |    | |   (8.5%)          |
  | |   (Mortgage Lending)       |        | |(50.0%)                |    | |                   |
  | |   (69.5%)                  |        | |                       |    | |                   |
  | -----------------------------         | ------------------------     | --------------------
  | -----------------------------         | ------------------------     | --------------------
  |-|   CrediBanco               |        |-|Banco Internacional    |     -|   Banca Intesa    |
  | |   (Consumer Credit)        |        | |de Mocambique          |      |   (2.0%)          |
  | |   (100.0%)                 |        | |(Mozambique)           |      |                   |
  | |                            |        | |(66.7%)                |      |                   |
  | -----------------------------         | ------------------------       --------------------
  | -----------------------------         | ------------------------
  |-|   Interbanco               |        |-|Banco Comercial de     |
  | |   (Consumer Credit)        |        | |Macau                  |
  | |   (50.0%)                  |        | |(Macao)                |
  | |                            |        | |(100.0%)               |
  | -----------------------------         | ------------------------
  | -----------------------------         | ------------------------
  |-|   BCP Leasing              |        |-|Banque BCP             |
  | |   (Leasing)                |        | |(France)               |
  | |   (100.0%)                 |        | |(100.0%)               |
  | -----------------------------         | ------------------------
  | -----------------------------         | ------------------------
  |-|   AF Investimentos         |        |-|Banque BCP             |
  | |   (Asset Management)       |        | |(Luxembourg)           |
  | |   (100.0%)                 |        | |(100.0%)               |
  | -----------------------------         | ------------------------
  | -----------------------------         | ------------------------
  |-|   Seguros e Pensoes        |        |-|BPABank                |
  | |   (Insurance)              |        | |(USA)                  |
  | |   (100.0%)                 |        | |(100.0%)               |
  | -----------------------------         | ------------------------
  | -----------------------------         | ------------------------
   -|   Banco Expresso Atlantico |        -| SottoMayor Bank        |
    |   (Retail Bank)            |          |(Canada)               |
    |   (100.0%)                 |          |(100.0%)               |
    -----------------------------           ------------------------

In addition, our subsidiary ServiBanca centralizes our common operational and management support units.

Significant Subsidiaries

The following is a list of our main subsidiaries:

                                                                          Country of
                                                                       incorporation /       % held by       % held by
                                                                          residence          the Bank        the Group
                                                                       -----------------    ------------    ------------
AF Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.                     Portugal           100.0            100.0
BCP Investimento - Banco Comercial Portugues de Investimento, S.A.         Portugal             --             100.0
Leasefactor, S.G.P.S., S.A.                                                Portugal            89.0            100.0
CrediBanco - Banco de Credito Pessoal, S.A.                                Portugal             --             100.0
Banco de Investimento Imobiliario, S.A.                                    Portugal            69.9             69.9
Interbanco, S.A.                                                           Portugal             --              50.0
Banco Expresso Atlantico, S.A.                                             Portugal             --             100.0
Banco ActivoBank (Portugal), S.A.                                          Portugal             --             100.0
Banco Comercial de Macau, S.A.                                              China               --             100.0
Banco Internacional de Mocambique, S.A.R.L.                               Mozambique            --              66.7
Banque BCP, S.A.S.                                                          France            100.0            100.0
Banque BCP (Luxembourg), S.A.                                             Luxembourg            --             100.0
BPABank National Association                                                 USA                --             100.0
NovaBank, S.A.                                                              Greece              5.0             50.0
Sitebank A.S.                                                               Turkey              --              50.0
SottoMayor Bank of Canada                                                   Canada              --             100.0
BCP - Participacoes Financeiras,  S.G.P.S.,  Sociedade Unipessoal,
  Lda.                                                                     Portugal           100.0            100.0
Banco Mello (Cayman), Ltd.                                              Cayman Islands          --             100.0
BCP Bank & Trust Company (Cayman) Limited                               Cayman Islands          --             100.0
BCP Capital Finance Limited                                             Cayman Islands          --             100.0
BCP Finance Bank LTD                                                    Cayman Islands          --             100.0
BCP Finance Company, Ltd                                                Cayman Islands          --              --
BCP International Bank Limited                                          Cayman Islands          --              52.5
ServiBanca - Empresa de Prestacao de Servicos, A. C. E.                    Portugal            50.6             93.3
Managerland, S.A.                                                           Spain              50.0             50.0

D. Properties

Our head office is located at Praca D. Joao I, 28, in Oporto. We also own major corporate premises at Rua Augusta, 62-84 in Lisbon and at Taguspark in Oeiras.

Over the years we have expanded our branch network, following our strategy of establishing complete nationwide coverage. As of December 31, 2002, we owned, directly or through associated companies, nearly 56% of our branches, with the balance being leased from third parties. Approximately 98% of our leased branches are NovaRede branches, Atlantico Shops and SottoMayor branches.

We currently do not anticipate any material investments in the construction, expansion and improvement of our current premises on the coming years.

E. Additional Specialized Industry Disclosures

Selected Statistical Data

      Average Balances and Interest Rates

      The following table presents the average balances of the Group's interest-earning assets and interest-bearing liabilities, the related interest income and expense amounts and the average yield/rate for the fiscal years ended December 31, 2002, 2001 and 2000 (in thousands of euros, except yields):


                                                   2002                                 2001
                                     --------------------------------   -------------------------------
                                      Average                  Yield     Average                  Yield
                                      Balance      Interest      %       Balance      Interest      %
                                     ----------   ----------   ------   ----------   ----------   ------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank         1,331,442       49,203     3.70    1,603,058       79,099     4.93
     Other                            3,757,174      318,829     8.49    5,446,121      324,712     5.96
Loans, net                           43,610,647    2,449,606     5.62   41,900,069    2,761,656     6.59
Trading Account Securities              162,902        8,651     5.31      286,365       18,088     6.32
Investment Account Securities         3,017,430      162,162     5.37    3,569,942      212,969     5.97
                                     ----------   ----------            ----------   ----------
TOTAL INTEREST EARNING ASSETS        51,879,595    2,988,451     5.76   52,805,555    3,396,524     6.43
Other Assets                          1,334,468                          1,359,658
Non Interest Earning Assets           7,923,524                          7,897,090
                                     ----------                         ----------
TOTAL ASSETS                         61,137,587                         62,062,303

INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                469,292        6,781     1.44      493,789        8,394     1.70
     With Agreed Maturity date       11,988,529      545,908     4.55   15,809,443      788,396     4.99
Due to Customers
     Repayable on Demand             11,822,461       73,656     0.62   11,358,604       92,316     0.81
     With Agreed Maturity date       16,180,056      456,601     2.82   16,097,288      576,470     3.58
Debt Securities                      11,922,611      440,905     3.70    9,968,695      452,332     4.54
Subordinated Debt                     2,882,257      137,852     4.78    2,363,764      126,758     5.36
                                     ----------   ----------            ----------   ----------
TOTAL INTEREST BEARING LIABILITIES   55,265,206    1,661,703     3.01   56,091,583    2,044,666     3.65
Non Interest Bearing Liabilities      2,538,978                          2,519,801
                                     ----------                         ----------
TOTAL LIABILITIES                    57,804,184                         58,611,384
Shareholders' Equity and Minority
  Interests                           3,333,403                          3,450,919
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS   61,137,587                         62,062,303
                                     ==========                         ==========

NET INTEREST INCOME                                1,326,748                          1,351,858
                                                   =========                          =========

NET INTEREST MARGIN (1)                                          2.56                               2.56


                                                   2000
                                       --------------------------------
                                        Average                  Yield
                                        Balance      Interest      %
                                       ----------   ----------   ------
INTEREST EARNING ASSETS
Deposits in Banks
     Deposits at Central Bank           1,880,952       73,707     3.92
     Other                              4,584,133      366,779     8.00
Loans, net                             37,466,716    2,358,857     6.30
Trading Account Securities                302,646       14,011     4.63
Investment Account Securities           4,328,362      231,453     5.35
                                       ----------   ----------
TOTAL INTEREST EARNING ASSETS          48,562,809    3,044,807     6.27
Other Assets                            1,990,084
Non Interest Earning Assets             7,033,128
                                       ----------
TOTAL ASSETS                           57,586,021
                                       ==========

INTEREST BEARING LIABILITIES
Due to Banks
     Repayable on Demand                  398,365       12,126     3.04
     With Agreed Maturity date         14,357,885      687,407     4.79
Due to Customers
     Repayable on Demand               11,737,717      108,139     0.92
     With Agreed Maturity date         16,622,501      553,697     3.33
Debt Securities                         7,132,674      365,021     5.12
Subordinated Debt                       1,458,641       65,833     4.51
                                       ----------   ----------
TOTAL INTEREST BEARING LIABILITIES     51,707,783    1,792,223     3.47
Non Interest Bearing Liabilities        2,343,522
                                       ----------
TOTAL LIABILITIES                      54,051,305
Shareholders' Equity and Minority
  Interests                             3,534,716
TOTAL LIABILITIES, SHAREHOLDERS/
     EQUITY AND MINORITY INTERESTS     57,586,021
                                       ==========

NET INTEREST INCOME                                  1,252,584
                                                    ==========

NET INTEREST MARGIN (1)                                            2.58

-------------------------
(1) Represents net interest income as a percentage of average interest earning assets.

      Rate/Volume Information

      The following table shows the estimated change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, changes in their respective interest rates and the combined effect of changes in average volumes and interest rates (rate/volume mix), between 2001 and 2002 and between 2000 and 2001 (in thousands of euros). Volume and rate variances have been calculated based on movements in average balances over the relevant period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

                                                      2002/2001                                         2001/2000
                                    ----------------------------------------------  ----------------------------------------------
                                          Increase (decrease) due to changes              Increase (decrease) due to changes
                                    ----------------------------------------------  ----------------------------------------------
                                                           Rate/volume                                      Rate/volume
                                      Volume      Rate         mix      Net change    Volume        Rate        mix     Net change
                                    ----------  ---------- -----------  ----------  -----------  ---------- ----------- ----------
INTEREST EARNING ASSETS
Deposits in banks
     Deposits at the Central Bank      (13,402)   (19,859)       3,365    (29,896)    (10,890)      19,102     (2,822)       5,390
     Other                            (100,699)    137,440    (42,623)     (5,882)      68,968    (93,460)    (17,574)    (42,066)
Loans and advances to customers         112,745  (408,133)    (16,662)   (312,050)     279,118     110,594      13,087     402,799
Trading account securities              (7,798)    (2,880)       1,242     (9,436)       (753)       5,108       (275)       4,080
Investment account securities          (32,961)   (21,114)       3,268    (50,807)    (40,556)      26,759     (4,689)    (18,486)
TOTAL INTEREST EARNING ASSETS          (59,559)  (354,733)       6,220   (408,071)     266,013      78,818       6,886     351,717

INTEREST BEARING LIABILITIES
Due to banks
     Repayable on demand                  (416)    (1,260)          63     (1,613)       2,904     (5,352)     (1,282)     (3,730)
     With agreed maturity date        (190,544)   (68,499)      16,555   (242,488)      69,496      28,600       2,891     100,987
Due to customers
     Repayable on demand                  3,770   (21,550)       (880)    (18,660)     (3,493)    (12,743)         412    (15,824)
     With agreed maturity date            2,964  (122,205)       (628)   (119,869)    (17,495)      41,583     (1,314)      22,774
Debt securities                          88,659   (83,684)    (16,402)    (11,427)     145,136    (41,374)    (16,451)      87,311
Subordinated debt                        27,804   (13,704)     (3,006)      11,094      40,851      12,387       7,687      60,925
TOTAL INTEREST BEARING LIABILITIES     (30,123)  (358,117)       5,276   (382,963)     151,945      92,644       7,854     252,443

NET INTEREST INCOME                    (29,436)      3,384         944    (25,108)     114,068    (13,826)       (968)      99,274

Assets

      Deposits with the Central Bank under monetary regulations

      Credit institutions operating in Portugal are subject to minimum reserve requirements. The European Central Bank ("ECB") prescribes a reserve requirement ratio of 2%. See "Item 4. Information on the Bank - Material Effects of Governmental Regulation -Reserve Requirements".

      As of December 31, 2002, the Group's deposits with the Bank of Portugal under monetary regulations amounted to 1,313,051 thousands of euros, compared to 2,008,790 thousands of euros as of December 31, 2001 and to 1,843,030 thousands of euros as of December 31, 2000.

      The maturities of the Group's deposits with the Bank of Portugal under monetary regulations as of December 31, 2002, 2001 and 2000 are as follows:

                                              As of December 31,
                                      ---------------------------------
                                        2002        2001        2000
                                      ---------   ---------   ---------
                                            (in thousands of euros)

             Up to 3 months             797,971   1,250,587   1,062,293
             6 to 12 months             250,498     238,690     219,017
             More than 12 months        264,582     519,513     561,720
                                      ---------   ---------   ---------
                                      1,313,051   2,008,790   1,843,030
                                      =========   =========   =========

      Interest earning deposits and advances to credit institutions

      We allocate our interest earning deposits among other credit institutions based upon risk efficiency criteria, selective investment policies and procedures backed up by integrated computerized risk assessment systems. Our interest earning deposits allocation is performed by our International and Financial Divisions. The allocation is performed in accordance with an internal risk exposure limit classification for each credit institution, in accordance with the following procedures:

      (i)   Country risk exposure limit

            A country risk exposure limit is attributed to the home-countries of the counterparties with which the bank has interest-earning deposits. The sum of the several counterparties risk exposure in each country cannot exceed the country risk exposure limit, except for "supra-national' entities and foreign banks established in Portugal. For determining the maximum country risk exposure, a branch is considered either by its geographical location or the parent company's location, whichever implies a higher risk.

      (ii)  Counterparty risk exposure limit

            The procedure for classifying risk exposure limits is always performed in relation to credit institutions that are likely to have money market deposits with us. The risk scoring classification of counterparties that are rated by international rating agencies such as Moody's Investor Services Inc., Standard & Poor's and Fitch is performed automatically by using the lowest long term rating quotation of the agencies. These classifications are reviewed every three months.

            With regard to the classification of counterparties that are not rated by international agencies, the internal valuation is based on a multiple criteria analysis, which takes into consideration qualitative and financial indicators, such as:

            - national and international environment, from a political, economic and geographical point of view;

            -     economic and financial situation;

            -     strategy and management capabilities;

            -     past experience and potential for commercial relations;


            -     shareholder ownership; and

            -     other ratings (when available).

      The maturities of the Group's interest earning deposits and advances to credit institutions as of December 31, 2002, 2001 and 2000 are as follows:

                                              As of December 31,
                                      -----------------------------------
                                         2002        2001        2000
                                      ----------- ----------- -----------
                                           (in thousands of euros)

         Up to 3 months                2,643,554   3,546,628   4,077,995
         3 to 6 months                    43,795     198,129     578,042
         6 to 12 months                  100,402      69,255     155,891
         More than 12 months              32,131      28,405      31,413
                                      ----------- ----------- -----------
                                       2,819,881   3,842,417   4,843,341
                                      =========== =========== ===========

      Treasury Bills, Government Bonds and Other Securities

      The book value of the securities portfolio decreased to 6,123,755 thousands of euros as of December 31, 2002 from 7,449,298 thousands of euros as of December 31, 2001 and from 8,331,931 thousands of euros as of December 31, 2000. The value of our securities portfolio as a percentage of total assets has decreased from 13.6% as of December 31, 2000 to 11.9% as of December 31, 2001 and to 10.0% as of December 31, 2002, principally as a result of decreasing investment account securities, from 7,812,545 thousands of euros as of December 31, 2000 to 7,049,566 thousands of euros as of December 31, 2001 and to 5,906,585 thousands of euros as of December 31, 2002.

      As of December 31, 2002, the difference between the book and the market value of our securities portfolio including strategic investments (being equity stakes in non-consolidated companies held for long term investment purposes) reflected an unrealized loss of 507,656 thousands of euros, compared to an unrealized loss of 171,572 thousands of euros as of December 31, 2001 and an unrealized gain of 87,727 thousands of euros as of December 31, 2000.

      As of December 31, 2002, the issuers whose securities had a book value in our securities portfolio in excess of 10% of our shareholders' equity were the Portuguese state, Eureko, EDP and Banca Intesa. As of December 31, 2002, the aggregate book value of the securities of such issuers was 823,029 thousands of euros for the Portuguese state, 774,422 thousands of euros for Eureko, 558,273 thousands of euros for EDP and 469,794 thousands of euros for Banca Intesa. As of December 31, 2002, the market value of these securities was 822,986 thousands of euros for the Portuguese state, 243,275 thousands of euros for EDP and 232,869 thousands of euros for Banca Intesa. Eureko is not listed.

      Until June 2002, in accordance with Bank of Portugal rules, strategic investments (being equity stakes in non-consolidated companies held for long-term investment purposes) were booked at cost on our balance sheet in accordance with rules of the Bank of Portugal (see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Regulatory Changes and Important Accounting Treatments"). In June 2002, the Bank of Portugal issued Regulation 4/2002, which sets out the following rules for the provisioning of strategic investments:

      - Provisions are required to be established whenever the potential losses from the investment (being the difference between the market value and the acquisition cost) are higher than 15% of the acquisition cost of the investment. The minimum provision required to be established must be equal to 40% of the loss that exceeds 15% of the acquisition cost of the investment (such loss in excess of 15% of the acquisition cost of the investment is referred to as the "Excess Amount"). Provisions are not required to be established in respect of the remaining 60% of the Excess Amount, but this amount is required to be deducted from Tier 2 regulatory capital (for investments acquired prior to December 31, 2001, over a five or ten year period depending on the nature of the investment) for regulatory accounting purposes.

      - The market value of listed companies is calculated as the average of the relevant company's market prices during the previous six months. For non-listed companies, the market value is calculated as shareholders' equity multiplied by 1.5, unless the Bank of Portugal determines otherwise or accepts another method certified as being adequate by the company's external auditors.

      - The provisions for 2002 and 2003 can be charged against reserves for all investments acquired prior to December 31, 2001.

      In accordance with SFAS 115, for U.S. GAAP purposes, our securities are reported at their market value. Changes in the value of trading securities are reflected in income and changes in the value of all other securities (considered "available for sale") are reflected in shareholders' equity. Other than temporary declines in fair value of available for sale securities are recorded in the profit and loss account.

      In accordance with Portuguese GAAP, treasury stock totaling 156 thousands of euros as of December 31, 2002 (8,986 thousands of euros as of December 31, 2001 and 128,875 thousands of euros as of December 31, 2000) is included as an asset (although not included in the securities portfolio figures stated above). However, it should be noted that, for U.S. GAAP purposes, treasury stock must be shown as a deduction from shareholders' equity (at cost).

      The following table presents a breakdown of the book value of the Group's securities portfolio of trading and investment securities as of December 31, 2002, 2001 and 2000:

                                                          As of December 31,
                                                 ------------------------------------
                                                   2002         2001          2000
                                                 ---------   ----------    ----------
                                                        (in thousands of euros)
TRADING ACCOUNT TREASURY BILLS AND
    OTHER GOVERNMENT BONDS (1)
    Treasury bills and other  government bonds      73,115      144,673        32,590
    Treasury bills and other government bonds
       subject to repurchase agreements                 --           42       218,028
                                                 ---------   ----------    ----------
                                                    73,115      144,715       250,618
                                                 ---------   ----------    ----------

OTHER TRADING ACCOUNT SECURITIES (2)
    Shares in Portuguese companies (3)                 763        4,346        26,635
    Shares in foreign companies (4)                  4,133      114,247         2,755
    Government and public entities bonds (1)        75,749       58,150       209,629
    Portuguese companies' bonds                     10,858       20,286         6,430
    Foreign companies' bonds                        50,695       58,022        23,399
    Investment fund units                            1,837           --            --
                                                 ---------   ----------    ----------
                                                   144,035      255,051       268,848
                                                 ---------   ----------    ----------

Unrealized gains                                        20          602            --
Unrealized losses                                       --         (636)          (80)
                                                 ---------   ----------    ----------
                                                   144,055      255,017       268,768
                                                 ---------   ----------    ----------
INVESTMENT ACCOUNT SECURITIES (5)
    Government and Public entities bonds (1)     1,036,870    1,471,437     1,281,630
    Portuguese entities bonds                      480,972      411,397     1,037,187
    Foreign entities bonds                         498,184      631,164       696,256
    Commercial paper                               478,766      769,841       922,142
    Equity investments                           2,696,111    2,997,944     3,048,892
    Investment fund units                          322,711      518,362       699,001
    Certificates of deposit                          9,264       17,058         8,787
    Other securities                               383,707      232,363       118,650
                                                 ---------   ----------    ----------
                                                 5,906,585    7,049,566     7,812,545
                                                 ---------   ----------    ----------
                                                 6,123,755    7,449,298     8,331,931
                                                 =========   ==========    ==========

----------------
(1) Government securities accounted for 19% of the Group's securities portfolio as of December 31, 2002. This high proportion is a result of the Group's seeking to maintain its liquidity in highly marketable and creditworthy instruments.

(2) Trading account securities are those securities which either have original maturity of less than six months or are held for sale. Trading account securities are valued at the lower of cost or market value.

(3) These securities consist of equity securities issued by Portuguese companies in which the Group's holdings do not exceed 20%.

(4) These securities consist of equity securities issued by non-Portuguese foreign companies in which the Group's holdings do not exceed 20%.

(5) Under current Bank of Portugal guidelines, investment securities are defined as those securities that will not be traded for a period of six months from the date of acquisition. Investment securities are valued at amortized cost because the Bank has the ability to hold these securities to their maturity and the intent to hold them for the foreseeable future. Provision for potential losses due to decline in market value is made, except for strategic investments, which are held at cost in the local accounts under Bank of Portugal rules and for which provisions are made under Regulation 4/2002 as referred to above.

      The following table presents a breakdown of the book value of the Group's securities portfolio by maturity date as of December 31, 2002:

                                      Up to 1 year         1 to 5 years         Over 5 years            Total
                                  ----------------------------------------------------------------------------------
                                    Amount    Yield %    Amount    Yield %   Amount     Yield %   Amount    Yield %
                                  ---------  ---------  --------  --------- --------    -------  --------  ---------
                                                        (in thousands of euros, except yields)
Fixed Income Securities
Bonds issued by Government
  and Public entities
    Portuguese issuers              368,117       3.5    358,545      3.8      22,080      4.6     748,742       3.7
    Foreign issuers                  16,791       8.6    149,176      4.6     198,932      5.1     364,899       5.0
Bonds issued by other entities
    Portuguese issuers              292,178       3.7    211,098      3.7       4,667      3.6     507,943       3.7
    Foreign issuers                  57,878       3.0    195,909      3.2     324,881      4.9     578,668       4.1
Treasury bills and other
  Government bonds                   22,225      30.4     15,338      3.5      36,724      2.3      74,287      10.9
Commercial paper                    478,766       3.5         --       --          --       --     478,766       3.5
Other fixed income securities        69,964       3.4    233,873      2.9      89,154      4.2     392,991       3.3
                                  ---------            ---------            ---------            ---------
                                  1,305,919       4.0  1,163,939      3.6     676,438      4.7   3,146,296       4.0
                                  ---------            ---------            ---------            ---------

Floating Income Securities
Investments                              --                   --            2,562,845            2,562,845
Shares                              164,637                   --                   --              164,637
Investment fund units               333,643                   --                   --              333,643
                                  ---------            ---------            ---------            ---------
                                    498,280                   --            2,562,845            3,061,125
                                  ---------            ---------            ---------            ---------

Provision for investment            (36,100)             (14,262)             (33,304)             (83,666)
securities

                                  ---------            ---------            ---------            ---------
                                  1,768,099       3.0  1,149,677      3.6   3,205,979      1.0   6,123,755       2.1
                                  =========            =========            =========            =========

      Fixed income securities account for the major part of our securities portfolio (51.4% as of December 31, 2002), which is predominantly short term: securities having a maturity of less than one year accounted for 49.7% of the consolidated securities portfolio excluding investments as of December 31, 2002, the balance being divided between securities maturing in one to five years (32.3% of the consolidated securities portfolio excluding investments as of December 31, 2002) and securities maturing in more than five years (18.1% of the consolidated securities portfolio excluding investments as of December 31, 2002). The average yield of the fixed income securities portfolio in 2002 was 4.0%, with the comparatively higher yields provided by "Bonds issued by Government and public entities" and by "Treasury bills and other Government bonds" being attributable to the yields of some foreign securities.

      Loan Portfolio

      We offer several financial products, including: discounting bills, current accounts, overdrafts, foreign financing, mortgage loans, consumer credit, factoring and leasing. The loan portfolio can be categorized as follows:

      (i)   Portuguese public sector: loans to Government entities;

      (ii) secured loans: loans secured by real estate, securities or other assets;

      (iii) unsecured loans: loans made to individual and corporate customers, such as overdrafts, current accounts and credit card facilities; and

      (iv) foreign trade credit: loans to support import and export transactions.

      In order to improve information on each customer's credit exposure, the Bank of Portugal centralizes and distributes to all credit institutions operating in Portugal information concerning the amount of total credit advanced to each customer by the Portuguese banking system. This information is available in the Bank's customer information system and is used to measure the maximum credit available to each customer in order to avoid an excessive degree of exposure.

      Our customer information systems automatically produce exception reports, highlighting any unusual credit situations, which assist in performing effective credit risk control. Our branch managers, coordination managers and our internal audit division receive these reports. Some of the more important exception reports issued include: credit limits with expired maturity, credit limits exceeded, unauthorized overdrafts and discounted bills due and not paid.

      Authorized credit limits have a maximum maturity of six months. One month before such maturity, the account manager is required to renegotiate each limit and submit a new proposal for approval by the appropriate credit committee.

      The Bank of Portugal requests from all credit institutions relevant information in respect of dishonored checks, restrictions in the usage of checks by specific customers, bills of exchange dishonored on due dates and any litigation. This information is then compiled by the Bank of Portugal and distributed to all credit institutions within the Portuguese system. At the BCP Group, data compiled from the system as a whole is integrated on the mainframe computer and is available to account managers and credit committees.

      In addition, our internal audit division conducts periodic examinations of both credit quality and credit files at a lending unit level. These examinations are conducted in order to identify, at an early stage, any potential problem loans not yet detected by line management. The internal audit division is also responsible for reviewing credit files to ensure compliance with the Bank's credit approval procedures.

      In keeping with these aims, in 1995 we set up a credit-risk management unit ("UGRC"), embracing the preventive monitoring unit, in operation since 1993. The UGRC took over responsibility for top-down management of the loan portfolio and for the decision making process for the allocation of specific provisions for non-performing and doubtful loans.

      The UGRC provides a set of specialized services supporting credit-risk analysis, decision and management, particularly top-down management of the portfolio, development and maintenance of company risk classification models and credit-scoring of individual customers. The UGRC is responsible for issuing automatic warning signals and for presenting proposals to the Board concerning specific provisions required to cover the credit risk for non-performing loans.

      The main areas of the UGRC's top-down loan portfolio management activities include the calculation of credit-risk premiums. With this purpose, the UGRC takes into account the impact on net income of the expected loss associated with overdue loans and determines sector risks by monitoring the performance of the sector within the banking system and by analyzing the repercussions on each sector of the evolving macroeconomic situation. These techniques and analysis help to define the guidelines governing the growth of the loan portfolio, based on a differentiated pricing strategy aimed at optimizing the portfolio's profitability/risk factor.

      In developing the company risk classification, the performance of the analytic models has been closely monitored, and several previous assumptions have been adjusted accordingly, increasing efficiency and forecasting capabilities. The UGRC also provides periodic reports evaluating delinquency performance and analysis of all the credit-scoring models used within the Group, validating their parameters, proposing alterations to the cut-off points and providing staff training. In addition, it facilitates the centralization of customers' liabilities to all the Group companies, providing an accurate characterization of the Group's loan portfolio and an evaluation of the Group's position within the banking system. The intention underlying this specialized activity is to increase our ability to select good risks and to make credit-decision more autonomous.

      The UGRC has responsibility for managing the system that issues warning signals to the commercial networks. These signals are triggered by customer defaults on loans with the Bank or with other banking institutions, based on the information provided monthly by the Bank of Portugal. The preventive monitoring measures were revised in 1995, giving the networks a system of early warnings aimed at providing support for preliminary debt-recovery measures. The UGRC is also responsible for centralizing the monitoring of specific provisions required to cover the credit risk of past due loans. For this purpose, measures have been designed to systematize and classify risks - difficult loan recoveries, doubtful loans, overdue loans, restructured loans and loans subject to litigation - and therefore yield a more accurate calculation of the individual risks.

      We have also established a specialized unit, designated the specialized financial services unit ("USFE"), aimed at the recovery of loans originated in any of our corporate business areas. The USFE matches the past due loan recovery mechanisms to the characteristics of each customer, in accordance with the size of the risk and the complexity of the case. The USFE is an autonomous, centralized unit, specializing in working out larger past due loans, whatever their source. We based the launch of USFE on observations of best international practices and on our experience in credit-recovery operations.

      To meet established targets, we designed USFE gathering together specialized capabilities (analytic, economic and financial, legal, negotiating and operational). The loan recovery procedures utilized are based on entrusting a customer portfolio to a multidisciplinary team, with the specialized support of those units of the Group responsible for the management of assets and for the legal services.

      The recovery procedure we have adopted is based on the classification of the portfolio into homogeneous groups and on standardized methods according to the size of the transaction. Placing credit-recovery into an autonomous, specialized unit has given greater freedom to the commercial, credit assessment and decision areas, allowing them to concentrate more on developing new business. The customer is handled by a new and more specialized unit, and procedures are expedited. All this has a positive effect, both directly and indirectly, on the net income of the Group.

      During the first quarter of 1999, we implemented an organizational model based on the integration of the Group's credit operations. The objectives of the integration process were as follows:

      -     improved loan analysis and decision-making quality;

      -     maximization of performing loans and minimization of bad loans;

      -     flexible action;

      -     implementation of service levels;

      -     cost reduction;

      -     freeing up of commercial areas to sales effort;

      -     implementation of consistent, common methodologies; and

      - preservation of each Bank's commercial autonomy and customers' secrecy.

      In this way, we have moved away from credit processes differentiated according to the bank or network in which the credit originated towards credit processes differentiated according to the type of credit originated. With these purposes, we have established a global platform in ServiBanca, comprised of a credit division, a credit recovery division and a risk control division.

      The credit division comprises five credit units:

      Individuals: this credit unit is responsible for dealing with credits concerning individuals, small companies with annual sales of less than 250 thousands of euros and the self-employed;

      Businesses North and Businesses South: these two credit units handle credits related to the self-employed with annual sales of greater than 250 thousands of euros and companies whose annual sales are greater than 250 thousands of euros but do not exceed 3,741 thousands of euros; and

      Corporate North and Corporate South: these two credit units deal with credits concerning companies, large corporations and institutions with annual sales of greater than 3,741 thousands of euros.

      The credit recovery division took over the responsibilities previously undertaken by several units of the Group, including the USFE and legal services, and is also comprised of five units:

      Standardized Recovery: this unit is responsible for recovering past due loans from customers where the Group's exposure is less than 75 thousands of euros (excluding mortgage loans);

      Specialized Recovery North and Specialized Recovery South: these two units' responsibility is to recover past due loans from customers where the Group's exposure is more than 75 thousands of euros (excluding mortgage loans); and

      Legal Action North and Legal Action South: these two units are responsible for commencing legal actions concerning: past due loans whose recovery by the standardized recovery unit or by the specialized recovery units have failed, and past due loans which have not gone through the standardized or specialized recovery units, but whose direct referral to either of the legal action units is deemed appropriate by the Board of Directors.

      In June 2000, we implemented the "TRIAD" model. The TRIAD is based on an IT application designed to assist in credit decisions, automatically pre-assigning credit limits and credit risk ratings to our individuals and small businesses' customers, based on their financial history. This has allowed us to improve customer service - namely through simpler and faster credit approvals - and to monitor credit quality closer. TRIAD reassesses the credit risk of over one million customers on a monthly basis, and assigns credit limits to over 700,000, allowing a quicker response by commercial networks to credit applications and the development of marketing campaigns targeted at customers with specific credit-risk profiles.

      The following table presents comparative information and other details relating to the types of loans included in the Group's loan portfolio as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                                     As of December 31,
                                         -----------------------------------------------------------------------
                                             2002           2001           2000           1999           1998
                                         -----------    -----------    -----------    -----------    -----------
                                                                 (in thousands of euros)
Portuguese public sector                     523,031        309,295        222,243         67,550         86,622
Asset-backed loans                        16,604,540     16,537,929     11,816,824      9,108,644      6,745,721
Personal guaranteed loans                 13,609,900     12,387,941     12,359,224      5,441,511      4,123,420
Unsecured loans                            5,330,656      5,639,910      8,934,590      4,662,841      3,683,782
Foreign loans(1)                           5,416,572      4,711,214      4,802,458      2,489,678      1,843,342
Credit resulting from factoring
  operations                                 731,214        794,622        515,779        373,449        439,633
Finance leases                             2,990,896      2,326,675      2,286,809      1,526,558      1,176,585
                                         -----------    -----------    -----------    -----------    -----------
                                          45,206,809     42,707,586     40,937,927     23,670,231     18,099,105
                                         -----------    -----------    -----------    -----------    -----------
Past due loans(2):
    Less than 90 days                        106,047         99,948        105,467         32,967         26,795
    More than 90 days                        561,479        626,889        453,455        239,186        269,705
                                         -----------    -----------    -----------    -----------    -----------
                                             667,526        726,837        558,922        272,153        296,500
                                         -----------    -----------    -----------    -----------    -----------
                                          45,874,335     43,434,423     41,496,849     23,942,384     18,395,605
                                         -----------    -----------    -----------    -----------    -----------
Less:
    Specific provision for loan losses      (464,946)      (537,413)      (424,923)      (206,553)      (223,985)
    General provision for loan losses       (613,649)      (455,109)      (474,985)      (235,254)      (205,211)
                                         -----------    -----------    -----------    -----------    -----------
                                          (1,078,595)      (992,522)      (899,908)      (441,807)      (429,196)
                                         -----------    -----------    -----------    -----------    -----------
                                          44,795,740     42,441,901     40,596,941     23,500,577     17,966,409
                                         ===========    ===========    ===========    ===========    ===========

-----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

(2) As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

      Credit granted by Portuguese banks slowed during 2002, reflecting the slowdown in Portuguese economic activity. The slowdown was particularly evident in loans and advances to non-financial companies, influenced by the decision of many companies to postpone investments due to economic conditions and of many highly-leveraged companies to undertake debt reduction initiatives. The rate of growth of loans to individuals was supported by the high amount of mortgage loans, notwithstanding changes to Portuguese law that eliminated subsidized loans. Loans to individuals for purposes other than mortgage lending decreased, particularly consumer credit.

      The following table presents comparative information relating to the Group's domestic and international lending activities by principal business sectors as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                                   As of December 31,
                                         -----------------------------------------------------------------------
                                             2002           2001           2000           1999           1998
                                         -----------    -----------    -----------    -----------    -----------
                                                                 (in thousands of euros)
Agriculture                                  387,468        426,410        393,475        198,397        171,479
Mining                                       175,066        174,519        165,739         95,903         77,836
Food, beverage and tobacco                   660,859        694,359        765,824        505,003        418,257
Textiles                                     963,867      1,047,114        980,754        564,039        509,193
Wood and cork                                325,976        400,055        433,852        242,150        234,239
Printing and publishing                      378,648        288,610        352,434        217,586        175,325
Chemicals                                  1,088,226      1,106,941        986,674        340,686        190,339
Engineering                                1,034,493      1,143,180      1,230,938        592,062        469,922
Electricity, water and gas                   607,039        575,657        666,793        388,242        215,150
Construction                               4,229,506      4,033,694      3,357,268      1,957,181      1,709,406
Retail business                            2,181,410      2,444,271      2,210,665      1,067,071        800,024
Wholesale business                         2,723,836      2,865,742      3,296,784      1,913,177      1,566,100
Restaurants and hotels                       729,884        701,749        575,041        255,660        183,888
Transport and communications               1,236,819      1,295,914      1,234,724        571,551        246,546
Services                                   8,813,057      8,399,966      7,109,648      3,372,166      3,050,372
Consumer credit                            3,694,826      3,320,360      3,631,885      2,533,213      1,766,277
Mortgage                                  11,240,556      9,406,531      9,148,149      5,863,135      4,583,111
Other domestic activities                  1,158,681      1,416,530      1,550,340      1,360,639        723,310
Other international activities(1)          4,244,118      3,692,821      3,405,862      1,904,523      1,304,831
                                         -----------    -----------    -----------    -----------    -----------
                                          45,874,335     43,434,423     41,496,849     23,942,384     18,395,605
                                         -----------    -----------    -----------    -----------    -----------
Less:
    Specific provision for loan losses      (464,946)      (537,413)      (424,923)      (206,553)      (223,985)
    General provision for loan losses       (613,649)      (455,109)      (474,985)      (235,254)      (205,211)
                                         -----------    -----------    -----------    -----------    -----------
                                          (1,078,595)      (992,522)      (899,908)      (441,807)      (429,196)
                                         -----------    -----------    -----------    -----------    -----------
                                          44,795,740     42,441,901     40,596,941     23,500,577     17,966,409
                                         ===========    ===========    ===========    ===========    ===========

--------------
(1) Includes credits granted by the Offshore Branches and loans to finance imports and exports.

      The Group's loans increased 5.6% in 2002, after a growth of 4.7% in 2001 and the sharp growth in 2000 due principally to the acquisitions we made in 2000. As of December 31, 2002, loans (net of provisions) stood at 44,795,740 thousands of euros, compared to 42,441,901 thousands of euros as of December 31, 2001, and to 40,596,941 thousands of euros as of December 31, 2000.

      Loans and advances in 2002 were influenced by the consumer credit securitization undertaken during the year in the amount of 466,980 thousands of euros, while they also reflected the efforts directed at concentrating on the better risks and reducing some of the exposures resulting from the consolidation of the loan portfolios of the companies acquired during 2000. Loans to companies were also influenced by the decision of many companies to postpone investments due to economic conditions and of many highly-leveraged companies to undertake debt reduction initiatives.

      Secured loans (asset-backed loans and personal guaranteed loans) still represent the main proportion of the Group's total loans before provisions. This large proportion was mainly the result of the size of the mortgage loan portfolio (which represented 24.5% of the Group's loan portfolio, before provisions).

      To help maintain the quality of the loan portfolio, there was an effort in 2001 and 2002 to concentrate on lower risk customers and the continuous improvement of the mechanisms of loan analysis, granting, monitoring and recovery.

      The following tables present summaries of the maturities of the Group's loans by the type of facility and by principal business sectors, in each case as of December 31, 2002:

                                  Past due      Up to 1                   Over 5
                                   loans(1)       year     1 to 5 years    years        Total
                                  ----------   ----------  ------------  ----------   ----------
                                                     (in thousands of euros)
Portuguese public sector                  --      486,413           --       36,618      523,031
Asset-backed loans                   255,659    1,392,284    3,823,516   11,388,740   16,860,199
Personal guaranteed loans            143,472   10,125,881    1,340,630    2,143,389   13,753,372
Unsecured loans                      167,974    4,787,172      433,694      109,790    5,498,630
Foreign loans                         53,812    3,781,218    1,548,929       86,425    5,470,384
Credit resulting from factoring
  operations                             716      731,214           --           --      731,930
Finance leases                        45,893      159,142    1,735,617    1,096,137    3,036,789
                                  ----------   ----------   ----------   ----------   ----------
                                     667,526   21,463,324    8,882,386   14,861,099   45,874,335
                                  ==========   ==========   ==========   ==========   ==========

------------------
(1) As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                  Past due      Up to 1                   Over 5
                                   loans(1)       year     1 to 5 years    years        Total
                                  ----------   ----------  ------------  ----------   ----------
                                                     (in thousands of euros)
Agriculture                          30,427      234,386       74,336       48,319      387,468
Mining                                4,473      105,553       58,960        6,080      175,066
Food, beverage and tobacco           21,167      391,679      154,457       93,556      660,859
Textiles                             49,974      681,012      166,334       66,547      963,867
Wood and cork                        14,033      245,959       51,303       14,681      325,976
Printing and publishing               4,610      144,938      188,986       40,114      378,648
Chemicals                            13,084      657,214      220,043      197,885    1,088,226
Engineering                          26,186      639,558      205,830      162,919    1,034,493
Electricity, water and gas              555      169,476      296,555      140,453      607,039
Construction                         46,367    2,607,455    1,242,988      332,696    4,229,506
Retail business                      26,925    1,359,835      283,272      511,378    2,181,410
Wholesale business                   79,785    2,021,581      322,267      300,203    2,723,836
Restaurants and hotels                9,846      376,224      132,707      211,107      729,884
Transport and communications         15,290      587,516      290,673      343,340    1,236,819
Services                             75,814    5,308,099    2,414,506    1,014,638    8,813,057
Consumer credit                     119,150    1,732,323    1,514,196      329,157    3,694,826
Mortgage                             91,469      142,259      381,320   10,625,508   11,240,556
Other domestic activities            21,723      649,632      216,470      270,856    1,158,681
Other international activities       16,648    3,408,625      667,183      151,662    4,244,118
                                 ----------   ----------   ----------   ----------   ----------
                                    667,526   21,463,324    8,882,386   14,861,099   45,874,335
                                 ==========   ==========   ==========   ==========   ==========

------------------
(1) As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

      Our loans are mainly represented by short-term discount bills, current accounts, overdrafts and other loan facilities, which represent financing of corporate customers' treasury requirements. A significant proportion of these loans is repaid in cash at scheduled maturity dates. We may grant new loans prior to or after the maturity date of existing loans in order to finance other financial requirements of our corporate customers, in compliance with the established limits of maximum exposure to any customer. The diversified base of corporate customers and different dates of extensions of credit and respective maturities considerably reduce the liquidity risks underlying the repayment of loans. Furthermore, as the loan portfolio strategy is a component of asset-liability management, we do not anticipate that any decrease or increase in the proportion of loans paid at the agreed maturity date would have a material impact on our overall liquidity levels.

      The analysis of the Group's loan portfolio by principal business sectors shows that mortgage loans constituted the largest proportion of the total loan portfolio before provisions, with a weighting of 24.5% as of December 31, 2002 (11,240,556 thousands of euros as of December 31, 2002; 9,406,531 thousands of euros as of December 31, 2001; and 9,148,149 thousands of euros as of December 31, 2000).

      Special importance is also given to the services sector, which accounted for 19.2% of total loans before provisions as of December 31, 2002, compared to 19.3% as of December 31, 2001 and to 17.1% as of December 31, 2000, and to commerce (retail and wholesale), which corresponded to 10.7% of the total loan portfolio before provisions as of December 31, 2002 (12.2% as of December 31, 2001 and 13.3% as of December 31, 2000).

      This structure of the loan portfolio before provisions reveals our efforts to concentrate on sectors of greater potential and lesser risk, without prejudice to the maintenance of a well-diversified loan portfolio. At the same time, we kept those sectors that traditionally have greater structural difficulties to a minimum.

      The table below presents a summary of the Group's loans due in over one year but within 5 years and due in over 5 years as of December 31, 2002, distributed between fixed and floating rate, and analyzed by principal business sectors:

                                           1 to 5 years                  Over 5 years
                                    ------------------------------------------------------------
                                    Fixed rate    Floating rate     Fixed rate     Floating rate
                                    ----------    -------------     ----------     -------------
                                                    (in thousands of euros)
Agriculture                                106          74,230               3          48,316
Mining                                     618          58,342              --           6,080
Food, beverage and tobacco               1,291         153,166             616          92,940
Textiles                                   972         165,362              --          66,547
Wood and cork                              560          50,743              39          14,642
Printing and publishing                    406         188,580               5          40,109
Chemicals                                  918         219,125              --         197,885
Engineering                              1,881         203,949              75         162,844
Electricity, water and gas               2,234         294,321              --         140,453
Construction                             9,277       1,233,711           8,214         324,482
Retail business                          7,601         275,671           1,378         510,000
Wholesale business                       6,352         315,915             234         299,969
Restaurants and hotels                   2,201         130,506             590         210,517
Transport and communications             8,322         282,351             203         343,137
Services                                17,016       2,397,490          17,201         997,437
Consumer credit                        429,821       1,084,375          49,527         279,630
Mortgage                                14,435         366,885         252,213      10,373,295
Other domestic activities                2,479         213,991             355         270,501
Other international activities           2,493         664,690           2,530         149,132
                                    ----------      ----------      ----------      ----------
                                       508,983       8,373,403         333,183      14,527,916
                                    ==========      ==========      ==========      ==========

      The following table presents the Group's exposure to developing economies (according to the classification of the World Bank) as of December 31, 2002:

                                                Secured Amount
                                     -----------------------------------
                                        Loan         Real
        Country                        Amount       Estate        Other
                                     ---------      -------      -------
                                           (in thousands of euros)

        Mozambique                     306,703       61,167      198,111
        China                          296,371      105,905      108,983
        South Africa                   295,916           --      266,324
        Belize                          78,352       76,273           --
        Venezuela                       42,698       42,698           --
        Brazil                          37,824       29,175           --
        Angola                          36,698           --       36,557
        Argentina                       23,630       23,612           --
        Panama                          19,653        5,349           --
        Namibia                         13,753           --       13,753
        Malaysia                         6,111        6,111           --
        Thailand                         4,889        4,889           --
        Cape Verde                       3,926           --        3,926
        Chile                              687          414           --
        Other                              562          562           --
                                     ---------      -------      -------
                                     1,167,773      356,155      627,654
                                     =========      =======      =======

      As of December 31, 2002, total loans to developing countries (according to the classification of the World Bank) amounted to 1,167,773 thousands of euros. Approximately 30% of this amount (356,155 thousands of euros) is represented by secured loans.

      As of December 31, 2002, our largest 20 credit exposures represented 12.6% of our loan portfolio.

      We classify our loans according to the following categories: performing loans, loans less than 90 days overdue, non-accrual loans, loans exposed to country risk and restructured loans. The following table presents the Group's loans to customers as of December 31, 2002, 2001 and 2000 separated according to these categories:

                                                               As of December 31,
                                   --------------------------------------------------------------------------
                                             2002                      2001                     2000
                                   -------------------------------------------------------------------------
                                                  % of                      % of                      % of
                                     Amount       total        Amount       total        Amount       total
                                   ----------     ------     ----------     ------     ----------     ------
                                                           (in thousands of euros)
  Performing loans                 43,461,215       94.7%    40,964,609       94.3%    39,331,949       94.8%
  Loans less than 90 days
    overdue                           106,047        0.2%        99,948        0.2%       105,467        0.3%
  Non-accrual loans(1)                864,335        1.9%       901,055        2.1%       740,419        1.8%
  Loans exposed to country risk     1,167,773        2.5%     1,157,236        2.7%       978,612        2.4%
  Restructured loans                  274,965        0.6%       311,575        0.7%       340,402        0.8%
                                   ----------     ------     ----------     ------     ----------     ------
                                   45,874,335      100.0%    43,434,423      100.0%    41,496,849      100.0%
                                   ==========     ======     ==========     ======     ==========     ======

-----------------
(1) Includes non-accrual loans more than 90 days overdue and the remaining principal on loans contractually past due for 90 days or more.

      Specific and General Provision for Loan Losses

      All principal payments on loans, which have become due and have not been paid for 30 days or more, must be placed on non-accrual status, with further interest thereon and other amounts being accounted for and included as income only as and when received. Bank of Portugal regulations require that any payment of principal or interest on any loan which is 30 days or more overdue must be classified as past due and must be provided for at certain minimum percentages. See "Item 4. Information on the Bank - Material effects of Governmental Regulation - Provisions for Loan Losses".

      In addition to strictly complying with regulatory provisions, the Group has and will continue to apply its own criteria for provisioning based upon an economic analysis, which historically has been more conservative than Bank of Portugal rules.

      We charged provisions for loan losses (in respect of customers and credit institutions) amounting to 525,259 thousands of euros as of December 31, 2002, compared to 308,701 thousands of euros as of December 31, 2001 and to 307,599 thousands of euros as of December 31, 2000. Loans to customers before provisions have increased from 43,434,423 thousands of euros as of December 31, 2001 to 45,874,335 thousands of euros as of December 31, 2002 (loans to customers before provisions amounted to 41,496,849 thousands of euros as of December 31, 2000). Nevertheless, past due loans decreased from 726,837 thousands of euros as of December 31, 2001 to 667,526 thousands of euros as of December 31, 2002 (past due loans amounted to 558,992 thousands of euros as of December 31, 2000).

      General provisions increased from 455,109 thousands of euros as of December 31, 2001 to 613,649 thousands of euros as of December 31, 2002 (474,985 thousands of euros as of December 31, 2000).

      Specific provisions decreased from 537,413 thousands of euros as of December 31, 2001 to 464,946 thousands of euros as of December 31, 2002 (424,923 thousands of euros as of December 31, 2000).

      The following table presents the analysis of the Group's specific provisions for credit risk relating to loans to customers as of December 31, 2002:

                                                                 Classes of overdue debt(1)
                                           -----------------------------------------------------------------------
                                                I          II          III         IV          V         Total
                                           -----------------------------------------------------------------------
                                                                  (in thousands of euros)
Guaranteed overdue loans                       55,379      35,778      90,499     177,906     67,758     427,320
Specific provision                              7,583       5,816      29,149     144,636     44,811     231,995
Unsecured overdue loans                        50,668      63,863      50,440      46,226     29,009     240,206
Specific provision                              1,383      15,978      25,255      46,226     29,009     117,851
Total overdue loans                           106,047      99,641     140,939     224,132     96,767     667,526
Total specific provision for overdue loans      8,966      21,794      54,404     190,862     73,820     349,846
Total specific provision
    for loans associated with overdue
      loans                                                                                               68,213
Total specific provision for restructured
  loans                                                                                                   23,417
Total specific provision for country risk                                                                 23,470
Total specific provision for loan losses                                                                 464,946

------------------
(1) As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

      The following table shows an analysis of the our specific and general provisions for loan losses (related to loans to customers) as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                                  As of December 31,
                                          ---------------------------------------------------------------------
                                            2002           2001           2000           1999           1998
                                         ----------     ----------     ----------     ----------     ----------
                                                                (in thousands of euros)
Balance as of January 1
    Specific provision                      537,413        424,923        206,553        223,985        258,338
    General provision                       455,109        474,985        235,254        205,211        124,833
                                         ----------     ----------     ----------     ----------     ----------
                                            992,522        899,908        441,807        429,196        383,171
                                         ----------     ----------     ----------     ----------     ----------
Transfers resulting from acquisitions
    Specific provision                           --             --        193,697             --             --
    General provision                            --             --        154,449           (304)            --
                                         ----------     ----------     ----------     ----------     ----------
                                                 --             --        348,146           (304)            --
                                         ----------     ----------     ----------     ----------     ----------
Charge against "goodwill" for the
  acquisitions of 2000
    Specific provision                           --             --         83,426             --             --
    General provision                            --             --             --             --             --
                                         ----------     ----------     ----------     ----------     ----------
                                                 --             --         83,426             --             --
                                         ----------     ----------     ----------     ----------     ----------
Charge for the year
    Specific provision                      362,470        318,572        193,968        169,026         94,796
    General provision                       179,853        (19,116)        85,991         29,689         83,080
                                         ----------     ----------     ----------     ----------     ----------
                                            542,323        299,456        279,959        198,715        177,876
                                         ----------     ----------     ----------     ----------     ----------
Loans charged off
    Specific provision                     (423,368)      (204,752)      (252,464)      (190,361)      (128,436)
    General provision                       (21,429)          (260)        (1,031)          (589)        (1,958)
                                         ----------     ----------     ----------     ----------     ----------
                                           (444,797)      (205,012)      (253,495)      (190,950)      (130,394)
                                         ----------     ----------     ----------     ----------     ----------
Exchange rate differences
    Specific provision                      (11,569)        (1,330)          (257)         3,903           (712)
    General provision                           116           (500)           322          1,247           (745)
                                         ----------     ----------     ----------     ----------     ----------
                                            (11,453)        (1,830)            65          5,150         (1,457)
                                         ----------     ----------     ----------     ----------     ----------
Balance as of December 31
    Specific provision                      464,946        537,413        424,923        206,553        223,985
    General provision                       613,649        455,109        474,985        235,254        205,211
                                         ----------     ----------     ----------     ----------     ----------
                                          1,078,595        992,522        899,908        441,807        429,196
                                         ==========     ==========     ==========     ==========     ==========

      We carry out the credit charge-off for credits which are fully provided in accordance with Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered that had been previously written off is credited to other income in the year in which the recovery is made.

      The general provision related to guarantees is recorded as a liability. The following table presents an analysis of the Group's provision related to guarantees as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                         As of December 31,
                                         -----------------------------------------------------
                                           2002       2001       2000        1999        1998
                                         -------     ------    -------     -------     -------
                                                        (in thousands of euros)
Balance on January 1                      70,615     65,895     42,106      28,687      21,643
Transfers resulting from acquisitions         --         --     17,448        (459)         --
Charge for the year                        1,125      4,696      6,261      13,696       9,750
Loans charged-off                           (126)        --        (10)         --      (2,609)
Exchange rate differences                 (1,080)        24         90         182         (97)
                                         -------     ------    -------     -------     -------
Balance on December 31                    70,534     70,615     65,895      42,106      28,687
                                         =======     ======    =======     =======     =======

      The following table presents an analysis of the Group's loans charged off by principal business sectors as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                   As of December 31,
                                  ---------------------------------------------------
                                    2002       2001       2000       1999       1998
                                  -------    -------    -------    -------    -------
                                                (in thousands of euros)
Agriculture                        11,495      4,985      2,177      2,572      2,314
Mining                              1,699      2,066      2,630        670        494
Food, beverage and tobacco         12,570      4,360      4,474     13,688      1,955
Textiles                           35,671     33,802     28,358      7,519      7,185
Wood and cork                      15,957      7,358     12,484      4,906      1,570
Printing and publishing             9,244      3,604      3,164        676      2,125
Chemicals                           4,851        831      1,688      2,759      1,380
Engineering                        43,770      9,058      7,937      8,273     13,231
Electricity, water and gas             --         --          3         --         11
Construction                       25,473     15,642     17,028     53,151     12,096
Retail business                    22,171     16,550     18,216      7,572      9,247
Wholesale business                 68,422     31,524     44,263     16,463     22,913
Restaurants and hotels              4,729      3,899      4,964      1,944      1,726
Transport and communications        8,373      4,231      3,804      2,208      4,954
Services                           62,871     12,060     20,356     17,573      8,587
Consumer credit                    87,366     39,910     64,915     47,456     30,245
Mortgage                            3,611        992      1,949      2,787      8,444
Other domestic activities          14,445      9,507     11,669        733      1,772
Other international activities     12,079      4,633      3,416         --        145
                                  -------    -------    -------    -------    -------
                                  444,797    205,012    253,495    190,950    130,394
                                  =======    =======    =======    =======    =======

      Total loans charged off amounted to 444,797 thousands of euros as of December 31, 2002, compared to 205,012 thousands of euros as of December 31, 2001 and to 253,495 thousands of euros as of December 31, 2000.

      The following table presents an analysis of the Group's loans charged off by type of facility as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                   As of December 31,
                                   ---------------------------------------------------
                                     2002       2001       2000       1999       1998
                                   -------    -------    -------    -------    -------
                                                 (in thousands of euros)
Asset-backed loans                  53,917      9,753     26,753     40,790     38,906
Personal guaranteed loans          164,330     18,930     64,010     51,322     46,237
Unsecured loans                    204,360    165,813    150,616     77,184     35,636
Foreign loans                        9,272      4,373      3,595      8,907      3,390
Credit resulting from factoring
  operations                            --        170          6      7,744        207
Finance leases                      12,918      5,973      8,515      5,003      6,018
                                   -------    -------    -------    -------    -------
                                   444,797    205,012    253,495    190,950    130,394
                                   =======    =======    =======    =======    =======

      Non-performing Loans

      In accordance with the requirements of the Bank of Portugal, past due loans include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. Such past due loan amounts are accounted for on a non-accrual basis, with interest thereon and other amounts due thereon accounted for as and when received.

      Overdue loan figures of Portuguese banks were slightly higher in 2002, reflecting the slowdown of the Portuguese economy, accompanied by an increase of provisions. This resulted in there being no significant deterioration of credit cover ratios. However, the proportion of past due loans to total credit extended by Portuguese banks remained low. According to the Bank of Portugal, the present low and stable level of interest rates, combined with the fact that a significant part of the growth of credit in Portugal in recent years has been a result of increased numbers of mortgage loans, which traditionally have a lower incidence of non-performance, helped to limit Portuguese banks' exposure to bad debt, as compared to previous economic cycles.

      The evolution of the Group's past due loans in accordance with Bank of Portugal requirements as of December 31, 2002, 2001, 2000, 1999 and 1998 is as follows:

                                                   As of December 31,
                                 --------------------------------------------------------
                                   2002        2001        2000        1999        1998
                                 --------    --------    --------    --------    --------
                                                (in thousands of euros)
Past due loans (1):
    Less than 90 days overdue
       Domestic                    97,719      77,890     105,101      32,397      23,648
       International                8,328      22,058         366         570       3,147
                                 --------    --------    --------    --------    --------
                                  106,047      99,948     105,467      32,967      26,795
                                 --------    --------    --------    --------    --------
    More than 90 days overdue
       Domestic                   464,074     549,002     415,873     216,039     255,385
       International               97,405      77,887      37,582      23,147      14,320
                                 --------    --------    --------    --------    --------
                                  561,479     626,889     453,455     239,186     269,705
                                 --------    --------    --------    --------    --------
                                  667,526     726,837     558,922     272,153     296,500
                                 ========    ========    ========    ========    ========

------------
(1) As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

      As of December 31, 2002 past due loans amounted to 667,526 thousands of euros (726,837 thousands of euros as of December 31, 2001 and 558,922 thousands of euros as of December 31, 2000). This implied a ratio of past due loans to total loans before provisions of 1.5% as of December 31, 2002 (1.7% as of December 31, 2001 and 1.3% as of December 31, 2000).

      Interest income in respect of non-performing loans, which would have been received for the year ended December 31, 2002 if the loans had been current under original terms, amounted to 40,256 thousands of euros (57,193 thousands of euros for the year ended December 31, 2001 and 45,854 thousands of euros for the year ended December 31, 2000). Interest on non-performing loans, which was included in net income, increased slightly from 27,070 thousands of euros for the year ended December 31, 2001 to 27,468 thousands of euros for the year ended December 31, 2002 (21,304 thousands of euros for the year ended December 31, 2000).

      The Bank of Portugal requirements as described above do not include as non-accrual loans the remaining principal balance of non-performing loans not yet due and the restructured loans, as would be required under the classification of non-accrual loans by the SEC. However, the Group has estimated, as set forth below, the principal amount of loans which would have been so reported had the Commission's classification been employed.

                                                                                  As of December 31,
                                                            -----------------------------------------------------------------
                                                               2002          2001          2000          1999          1998
                                                            ---------     ---------     ---------     ---------     ---------
                                                                               (in thousands of euros)
      Non-accrual loans more than 90 days overdue             561,479       626,889       453,455       239,186       269,705
      Restructured loans                                      274,965       311,575       340,402       202,484       237,289
      Remaining principal on loans contractually past
         due 90 days or more (1)                              302,856       274,166       286,964        88,175        65,170
                                                            ---------     ---------     ---------     ---------     ---------
      Total non-performing loans past due more than 90
        days                                                1,139,300     1,212,630     1,080,821       529,845       572,164
                                                            =========     =========     =========     =========     =========
      Total non-performing loans past due more than 90
         days as a percentage of total loans                     2.48%         2.79%         2.60%         2.21%         3.11%
      Total provisions as a percentage of non-performing
         loans past due more than 90 days                       94.67%        81.85%        83.26%        83.38%        75.01%

--------------------
(1)   Excludes mortgage loans fully collaterized by real-estate.

      The amount of remaining principal related to mortgage loans more than 90 days overdue fully collateralized by real estate as of December 31, 2002 amounted to 418,432 thousands of euros (459,501 thousands of euros as of December 31, 2001 and 299,174 thousands of euros as of December 31, 2000).

      While the classification of non-performing loans for purposes of establishing the Group's specific provisions must conform to Bank of Portugal's requirements, our policy, based on an economic review of our exposure with respect to provisions, has historically exceeded the minimum Bank of Portugal requirements. Periodic examination of the loan portfolio may indicate to management that customer loans should be provided for to a degree more appropriate under the circumstances.

      The following table presents the remaining principal on the Group's past due loans more than 90 days overdue by principal business sectors as of December 31, 2002, 2001, 2000, 1999 and 1998. As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                                           As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                        (in thousands of euros)
      Agriculture                         10,277       7,264       2,338         282       3,090
      Mining                               4,478       3,268       2,310         166         114
      Food, beverage and tobacco          19,688      15,002       3,845       4,919      11,194
      Textiles                            22,389      28,149      24,294      15,647       6,495
      Wood and cork                        3,610       8,051      11,216       3,656       4,165
      Printing and publishing              2,421       2,467       3,849       1,601         331
      Chemicals                            5,263       8,946       5,173          52         393
      Engineering                         11,958      17,303      11,718       5,909       4,929
      Electricity, water and gas              79          --           3          --          90
      Construction                        25,530      28,107      28,682       9,210       6,671
      Retail business                     17,306      17,081      28,683       7,472       4,312
      Wholesale business                  39,847      40,491      21,713       6,612       5,778
      Restaurants and hotels              12,190       7,376       8,999       1,369       1,136
      Transport and communications        21,562       9,400       6,967       1,798       2,191
      Services                            49,172      33,444      48,251       7,621       4,176
      Consumer credit                     42,254      36,655      53,221      17,880       7,412
      Mortgage                             4,908       2,622          --          41          --
      Other domestic activities            7,457       8,540      25,702       3,832       2,693
      Other international activities       2,467          --          --         108          --
                                        --------    --------    --------    --------    --------
                                         302,856     274,166     286,964      88,175      65,170
                                        ========    ========    ========    ========    ========

      The following table presents the remaining principal on the Group's past due loans more than 90 days overdue by type of facility as of December 31, 2002, 2001, 2000, 1999 and 1998. As used in this table, past due loans are as defined by the Bank of Portugal and include only that portion of principal and interest that is past due more than 30 days. For an estimation of non-accrual loans as calculated under the classifications required by the Securities and Exchange Commission, see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Non-performing loans".

                                                           As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                        (in thousands of euros)
      Asset-backed loans                  89,878      79,115      76,723      14,942      10,523
      Personal guaranteed loans           73,775      88,035      41,174      14,165      16,746
      Unsecured loans                     46,487      55,600      85,446      36,210      22,792
      Foreign loans                        8,884          --         293       2,596          --
      Credit resulting from factoring
        operations                            --       9,131      13,370          --          --
      Finance leases                      83,832      42,285      69,958      20,262      15,109
                                        --------    --------    --------    --------    --------
                                         302,856     274,166     286,964      88,175      65,170
                                        ========    ========    ========    ========    ========

      The following table presents information relating to the Group's recoveries of loans and interests charged off by principal business sectors as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                          As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                       (in thousands of euros)
      Agriculture                          2,015       1,021       1,025         842         963
      Mining                                 426         248         116         104         333
      Food, beverage and tobacco           4,076       1,141       4,242       3,521         905
      Textiles                             9,747       5,200       6,889       2,940       1,870
      Wood and cork                        2,694         907       1,119       2,706       4,825
      Printing and publishing                966         729       2,197       1,933         178
      Chemicals                            4,626         696       2,801         493         576
      Engineering                          9,386       8,103       3,976       2,833       1,163
      Electricity, water and gas              --          --          --          10           3
      Construction                         6,456      11,630       6,784       5,120       6,865
      Retail business                      6,537       5,981       3,256       1,654       1,072
      Wholesale business                  14,522      13,628       9,675       5,443      10,105
      Restaurants and hotels               2,251         800       2,524       1,014         699
      Transport and communications         1,940         838       1,826         607       2,153
      Services                             6,513       6,930       4,760       2,532         897
      Consumer credit                     29,002      18,834      12,159       5,460       3,935
      Mortgage                               510          13         776         393         895
      Other domestic activities            3,160       1,706       4,096       1,067         889
      Other international activities       2,305       1,208          47          --          81
                                        --------    --------    --------    --------    --------
                                         107,132      79,613      68,268      38,672      38,407
                                        ========    ========    ========    ========    ========

      The following table presents information relating to the Group's recoveries of loans and interests charged off by type of facility as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                          As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                       (in thousands of euros)
      Portuguese public sector                --          --         103          --          --
      Asset-backed loans                  13,434       7,605      13,110       4,500      10,089
      Personal guaranteed loans           23,962      11,279      12,623      10,730      14,022
      Unsecured loans                     62,144      53,536      37,700      16,838       8,133
      Foreign loans                        1,613       1,208          47          44       1,915
      Credit resulting from factoring
      operations                              33          74         164         435          10
      Finance leases                       5,946       5,911       4,521       6,125       4,238
                                        --------    --------    --------    --------    --------
                                         107,132      79,613      68,268      38,672      38,407
                                        ========    ========    ========    ========    ========

      Restructured loans

      The following tables present information relating to impairment of loans as required by FASB 114 with an analysis of such loans by principal business sectors and by category.

      The Group's interest income relating to restructured loans for the year ended December 31, 2002 amounted to 4,289 thousands of euros (7,981 thousands of euros for the year ended December 31, 2001 and 9,747 thousands of euros for the year ended December 31, 2000).

      The following table presents information relating to the Group's restructured loans by principal business sectors as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                           As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                        (in thousands of euros)
      Agriculture                         13,840       4,192       8,117       6,978       3,629
      Mining                               3,507       4,065       7,343       5,574         868
      Food, beverage and tobacco           9,471      14,936      26,273      34,064      32,399
      Textiles                            54,809      60,574      62,251      48,129      43,253
      Wood and cork                        9,045      45,574      25,682       8,825       4,719
      Printing and publishing              2,599       4,882      17,922       3,083       2,235
      Chemicals                            2,643       4,855       9,246       3,482       3,289
      Engineering                         40,538      32,564      32,237      18,911      22,445
      Electricity, water and gas              --          --       5,537          --          --
      Construction                        44,384      30,506      12,352      11,688      47,553
      Retail business                     24,023      15,902      10,926       8,151      13,077
      Wholesale business                  19,447      30,263      17,228      10,155      12,072
      Restaurants and hotels               3,802       6,070       6,292       1,354       7,333
      Transport and communications         1,958       1,034       2,067          93         915
      Services                            21,942      29,134      36,277      17,714      22,947
      Consumer credit                      8,433      12,136      30,809       9,430       5,514
      Other domestic activities           13,729      14,888      26,430      14,853      15,041
      Other international activities         795          --       3,413          --          --
                                        --------    --------    --------    --------    --------
                                         274,965     311,575     340,402     202,484     237,289
                                        ========    ========    ========    ========    ========

      The following table presents information relating to the Group's restructured loans by type of facility as of December 31, 2002, 2001, 2000, 1999 and 1998:

                                                          As of December 31,
                                        --------------------------------------------------------
                                          2002        2001        2000        1999        1998
                                        --------    --------    --------    --------    --------
                                                      (in thousands of euros)
      Portuguese public sector                --          --          --      12,929          --
      Asset-backed loans                 165,745     122,354      65,918      60,381     128,331
      Personal guaranteed loans           95,360     125,411     105,853      52,630      79,738
      Unsecured loans                     12,718      60,334     167,355      75,394      28,462
      Foreign loans                           --       2,754          --          --          --
      Credit resulting from factoring
        operations                            --          --          --         186         429
      Finance leases                       1,142         722       1,276         964         329
                                        --------    --------    --------    --------    --------
                                         274,965     311,575     340,402     202,484     237,289
                                        ========    ========    ========    ========    ========

Liabilities

The following table analyzes the level of total customers' funds, comprised of amounts due to customers, certificates of deposit (which are accounted for under debt securities - see note 12 to our consolidated financial statements), securities, assets under management and capitalization insurance (both recorded as off-balance sheet items), as of December 31, 2002, 2001 and 2000:

                                                                     As of December 31,
                                                           --------------------------------------
                                                              2002          2001          2000
                                                           ----------    ----------    ----------
      Number of branches                                        1,093         1,144         1,456
      Number of accounts                                    4,318,631     4,326,580     4,096,326
      Total customers' funds (thousands of euros)
          Due to customers                                 27,088,044    29,441,050    28,920,221
          Certificates of deposit                               9,723         9,801         8,809
          Securities                                        4,712,678     4,282,123     3,101,219
          Assets under management                           9,229,598     9,600,657    19,862,093
          Capitalization insurance                          6,451,314     5,734,536     4,750,123
                                                           ----------    ----------    ----------
                                                           47,491,357    49,068,167    56,642,465
                                                           ==========    ==========    ==========
      Customers' funds per account (thousands of euros)         11.00         11.34         13.83
      Customers' funds per branch (thousands of euros)         43,450        42,892        38,903

Our strategy towards attracting funds has been based on enlarging and diversifying customers' funds through the provision of specific and innovative products specifically designed for each market segment and in particular by the issue of higher-margin structured bonds which also lengthen the average maturity of our customers' funds. We have adopted strict criteria for the maintenance of customers' accounts in terms of target returns and minimum average balances, concentrating on profitability.

For the years ended December 31, 2002 and 2001, deposits with the Portuguese banking system continued to slow, consistent with the economic situation and with the decline in interest rates. This led to increased recourse to the issue of securities and subordinated debt as a means of financing the Group's activities.

Our total customers' funds amounted to 47,491,357 thousands of euros as of December 31, 2002, compared to 49,068,167 thousands of euros as of December 31, 2001 and to 56,642,465 thousands of euros as of December 31, 2000. The decrease in the level of customers' funds in 2002 reflected the slowdown in the Portuguese economy and the decline in interest rates, as well as the success of our issue of "BCP Capital 2005" mandatorily convertible securities in a nominal amount equal to 700 million euros. This caused a reallocation of savings from other instruments, namely deposits and investment funds. The decrease in 2001 was attributable to the transfer of assets under management to F&C at the start of 2001, following the strengthening of our partnership with Eureko.

Amounts due to customers and certificates of deposit decreased 8.0% to 27,097,767 thousands of euros as of December 31, 2002 from 29,450,851 thousands of euros as of December 31, 2001 (28,929,030 thousands of euros as of December 31, 2000), primarily as a result of our strategy to move customers' deposits to higher margin products. This decrease also resulted from the channeling of customers' deposits to our issue of "BCP Capital 2005" mandatorily convertible securities, and from the temporary increase in deposits that took place at the end of 2001, as customers placed large cash deposits with the Bank in anticipation of the physical introduction of the euro. Certificates of deposit differ from time deposits in that they are registered securities and can therefore be freely traded or transmitted by endorsement.

Securities grew by 10.1% to 4,712,678 thousands of euros as of December 31, 2002 from 4,282,123 thousands of euros as of December 31, 2001 (3,101,219 thousands of euros as of December 31, 2000), as a result of our focus on bond loans and structured products directed at the retail segment, and of the successful placement of securities by our commercial networks, supported by the new retail networks' organizational model.

The effects of the poor performance of the equity markets meant that those investment funds with a greater percentage of investment in equities became less attractive, leading assets under management to decrease to 9,229,598 thousands of euros as of December 31, 2002 from 9,600,657 thousands of euros as of December 31, 2001 (19,862,093 thousands of euros as of December 31, 2000). This decrease was also explained by the reallocation of customers' funds to our issue of "BCP Capital 2005" mandatorily convertible securities, which had a significant impact on customers' funds, deposits and assets under management. The decrease from 19,862,093 thousands of euros as of December 31, 2000 to 9,600,657 thousands of euros as of December 31, 2001 resulted principally from the transfer of assets under management to F&C at the start of 2001, as described in "Item 5. Operating and Financial Review and Prospects - Segmental Reporting - Asset Management".

Capitalization insurance increased 12.5% to 6,451,314 thousands of euros as of December 31, 2002 from 5,734,536 thousands of euros as of December 31, 2001 (4,750,123 thousands of euros as of December 31, 2000), reflecting the Group's effectiveness in bancassurance, supported by the new retail networks' organizational model.

The most important component of our deposits has been domestic, both for time and demand deposits. The portion of deposits from non-residents results from the international activities of our offshore branches. As of December 31, 2002, offshore deposits represented 2.9% of total customers' funds, compared to 1.6% as of December 31, 2001 (2.0% as of December 31, 2000).

The following table presents the maturities of the Group's customers' funds accounted for on the balance sheet as of December 31, 2002:

                                                                                        Securities
                                                                                         and other
                                                    Repayable on      With agreed       assets under      Certificates
                                     Total             demand        maturity date     rep. agreement      of deposit
                                 --------------    --------------    --------------    --------------    --------------
                                                                (in thousands of euros)
      Up to 3 months                 22,761,935        12,308,285         9,959,567           490,098             3,985
      3 to 6 months                   2,619,497                --         2,615,893                --             3,604
      6 to 12 months                  1,312,381                --         1,310,247                --             2,134
      More than 12 months               403,954                --           403,954                --                --
                                 --------------    --------------    --------------    --------------    --------------
                                     27,097,767        12,308,285        14,289,661           490,098             9,723
                                 ==============    ==============    ==============    ==============    ==============

The following table presents the maturities of the amounts due to banks as of December 31, 2002:

                                                                   With agreed
                                                       Repayable     maturity
                                           Total       on demand      date
                                         ----------    ---------   -----------
                                                (in thousands of euros)

Up to 3 months                            6,765,491      400,244    6,365,247
3 to 6 months                             2,300,685            -    2,300,685
6 to 12 months                            1,636,556            -    1,636,556
More than 12 months                       2,438,098            -    2,438,098
                                         ----------      -------   ----------
                                         13,140,830      400,244   12,740,586
                                         ==========      =======   ==========

      Short-Term Borrowings

      Information on the Group's short-term borrowings is summarized below:

                                                                As of December 31,
                                            -------------------------------------------------------------
                                                  2002                  2001                   2000
                                            ----------------    -------------------  ---------------------
                                                      (in thousands of euros, except yields)
DUE TO BANKS
Repayable on demand
    Maximum value at any month end             577,021(Jul.)         492,887(Nov.)         805,821(Apr.)
    December value                             400,244               403,676               488,517
    Average value                              469,292               493,789               398,363
    Interest                                     6,781                 8,394                12,124
    Yield (Weighted average rate)                 1.44%                 1.70%                 3.04%
With agreed maturity date
    Maximum value at any month end          17,232,417(May)       17,265,428(Mar.)      16,024,210(Dec.)
    December value                          12,740,586            12,765,519            16,024,210
    Average value                           11,988,529            15,809,443            14,357,887
    Interest                                   545,908               788,891               687,408
    Yield (Weighted average rate)                 4.55%                 4.99%                 4.79%
DEBT SECURITIES(1)
    Maximum value at any month end          12,680,514(Aug.)      11,042,848(Sep.)       9,133,901(Oct.)
    December value                          11,534,820            10,718,889             8,421,991
    Average value                           11,922,611             9,968,695             7,132,674
    Interest                                   440,905               452,579               365,021
    Yield (Weighted average rate)                 3.70%                 4.54%                 5.12%

----------------------
(1) For additional information see note 12 of the notes to the consolidated financial statements.

ITEM 5. Operating and Financial Review and Prospects

The following discussion is based on our consolidated financial statements included elsewhere in this report. Our consolidated financial statements are prepared in accordance with Portuguese GAAP. Portuguese GAAP differs in certain material respects from U.S. GAAP. The principal differences between Portuguese GAAP and U.S. GAAP and the related effects on our net income and shareholders' equity are set out in note 38 to our consolidated financial statements. Our consolidated financial statements included in this report are presented after giving effect to material reclassifications in their presentation to comply with the disclosure requirements of Article 9 of Regulation S-X promulgated by the SEC and therefore differ in presentation from our consolidated financial statements approved by our shareholders and appearing in our annual reports for the years shown.

For a discussion of our significant accounting policies, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies" below and note 1 to our consolidated financial statements.

A. Operating Results

Overview

We are the largest banking group in Portugal in terms of number of branches and loans to customers and the second largest in terms of total assets, customer deposits and net income, each as of and for the year ended December 31, 2002 (based on data from the Portuguese Banking Association). We conduct our banking and related businesses through some of the best known brands in the Portuguese financial market, including BCP, Atlantico, NovaRede and SottoMayor. We provide a broad range of retail and wholesale financial products and services to a diverse customer base in Portugal. In addition, we operate in a small number of countries outside Portugal with high growth potential, targeting in particular Poland and Greece.

The following is a brief summary of important events, recent acquisitions and regulatory changes and accounting treatments affecting our consolidated financial statements for the three years ended December 31, 2002.

      Additional Provision for General Loan Losses of 200 Million Euros Charged in 2002

      We charged an additional provision for general loan losses of 200 million euros for the year ended December 31, 2002, as a result of management's assessment of the underlying risks of the BCP Group's activities, namely increased credit risk and uncertainties in capital markets as well as the downturn in economic activity in Portugal.

      Recent Acquisitions

      SottoMayor and Banco Mello. We acquired SottoMayor and Banco Mello in 2000 for consideration of 3,849.5 million euros and 967.0 million euros, respectively, paid partly in cash and partly in ordinary shares of BCP. We consolidated SottoMayor and Banco Mello from their respective dates of acquisition. The consolidation of these companies has had a significant impact on our results of operations and financial condition. The results of operations of SottoMayor and Banco Mello for that portion of the year ended December 31, 2000 prior to their acquisition by us were accounted for as pre-acquisition results and deducted from our results.

      Seguros e Pensoes / Eureko. In October 2000, following an agreement with Achmea for the acquisition of joint control of Eureko, we exchanged our 50.1% stake in Seguros e Pensoes for a 17.1% equity interest in Eureko. As a result, we consolidated Eureko under the equity method and ceased consolidating our shareholding in Seguros e Pensoes (we had previously consolidated Seguros e Pensoes under the equity method). We subsequently increased our stake in Eureko in consideration for certain assets managed by AF Investimentos (our asset management subsidiary) and the interests we held in Achmea Bank Holding, Interamerican (a Greek insurance company) and Intertrust (a Greek asset management company). As of December 31, 2002, our shareholding in Eureko amounted to 24.8%.

      Pursuant to an agreement between the Eureko shareholders, we had, in certain circumstances, an option to acquire 100% of the share capital of Seguros e Pensoes from Eureko at a price to be independently determined. In December 2002, we exercised this option and agreed to acquire 100% of the share capital of Seguros e Pensoes in exchange for 20.86% of Eureko's share capital plus 150 million euros in cash. As a result of our exercise of this option, we ceased recognizing any changes in net income and shareholders' equity of Eureko since July 1, 2002. On March 31, 2003, we announced the completion of this transaction, and, as a result, our shareholding in Eureko decreased to 5.0% of its outstanding shares (excluding treasury stock). No capital gain or loss is expected to be recognized on this transaction. We will consolidate our shareholding in Seguros e Pensoes under the equity method from April 1, 2003, based on Seguros e Pensoes' estimated embedded value as result of which we have estimated goodwill of 403 million euros. In December 2002, when the transaction was announced, the estimated goodwill referred in the Group's financial statements was 330 million euros. See "Item 4. Information on the Bank - A. History and Development of the Bank - Significant Developments in 2003".

      Bank Millennium. Pursuant to our strategy of expanding our international business in selected markets, we increased our holding in Bank Millennium (formerly Big Bank Gdanski) during 2002, from 44.1% as of December 31, 2001 to 50.0% as of December 31, 2002, for consideration of 41.8 million euros in cash. As a result, we will consolidate Bank Millennium into our consolidated financial statements from January 1, 2003 under the purchase method of accounting. Until that date, we have accounted for our holding in Bank Millennium under the equity method since acquisition. As of December 31, 2002, Bank Millennium's total assets amounted to 4,656 million euros, loans and advances to customers totaled 2,621 million euros and customer deposits were 2,913 million euros. Bank Millennium's net income for the year ended December 31, 2002 was 48 million euros.

      Recent Developments in the Portuguese Economy

      The success of our business is dependent on the state of the Portuguese economy. The Portuguese economic environment in 2002 was characterized by a deceleration of economic activity. GDP growth in Portugal declined from 1.8% in 2001 (according to the Bank of Portugal) to below 0.5% in 2002 (BCP estimate). This slowdown in economic activity was influenced by a slowdown in private domestic demand, as well as by the adverse international economic environment.

      The unemployment rate in Portugal stood at average rate of 5.1% in 2002, compared to 4.1% in 2001, according to INE (National Statistics Institute of Portugal). This reflects both a deceleration of employment growth and a substantial increase in the number of unemployed.

      The deterioration of the economic environment and of the financial condition of many corporations, the excess of production capacity in the manufacturing industry, concerns about a delayed recovery of exports due to the international economic environment and lower levels of public spending contributed to the increase in unemployment.

      The major Portuguese and European stock market indices fell significantly in 2002. The Portuguese PSI-20 index fell by 25.6% in 2002, in line with decreases in price levels in the main European stock markets.

      Rationalization and Efficiency Programs

      Following our acquisition of Banco Mello and SottoMayor in 2000, we implemented a rationalization program in Portugal, involving concentrating back office functions to realize benefits of economies of scale, reducing staffing levels and closing branches. Pursuant to this program, the number of our employees in Portugal decreased from 18,737 as of June 30, 2000 to 14,103 as of December 31, 2001 and the number of our branches in Portugal decreased from 1,437 as of June 30, 2000 to 1,139 as of December 31, 2001.

      In the second quarter of 2002, we launched an operating efficiency program in Portugal, aimed at reducing staff costs and other administrative costs between 2002 and 2004. This program also includes the adoption of low-cost practices, which we expect will allow for further cost reductions in the long term, principally focused on achieving savings in telecommunications, purchasing, information technology, advertising and office rental costs and also through further reductions in the number of employees.

      Regulatory Changes and Important Accounting Treatments

      Changes to Regulations Concerning Banks' Pension Funds. In December 2001, the Bank of Portugal issued Regulation 12/2001, introducing regulatory changes in the accounting treatment of banks' pension fund liabilities, and adapted this framework to certain internationally accepted accounting rules, namely International Accounting Standard (IAS) 19. Regulation 12/2001 (as amended by Notice 7/2002 of December 31, 2002) generally requires a company to take a charge for amortization of actuarial losses resulting from decreases in the market value of pension fund assets (if there is a decrease in the value of pension fund assets exceeding 10% of the greater of the pension fund liabilities or the plan assets as of the start of each financial year). Accordingly, we may be required to recognize further charges to provisions for pension fund costs in the future, depending on the performance of the capital markets. In addition, we are required to deduct, from our Tier 1 capital, the portion of unrecognized actuarial losses exceeding the greater of 10% of our pension liabilities and the value of our pension fund assets. As a result, any further declines in the value of our pension fund assets could adversely affect our capital position. Most of the provisions of this regulation entered into force on December 31, 2001. For the year ended December 31, 2002, we deducted 325 million euros from our Tier 1 capital in respect of our pension fund liabilities, resulting in a total deduction from our Tier 1 capital, as of December 31, 2002, of 454 million euros in respect of our pension fund liabilities.

      Accounting Treatment of "BCP Capital 2005" Mandatorily Convertible Securities. In December 2002, we issued 700 million euros in principal amount of our "BCP Capital 2005" mandatorily convertible securities which pay interest of 9% per annum (provided that we have sufficient distributable funds and maintain a minimum consolidated solvency ratio), and which are mandatorily convertible into ordinary shares of BCP in 2005. The conversion price was set at 2.449 euros per ordinary share, being later adjusted to 2.115 euros per ordinary share to take account of the rights offering that took place in April 2003. According to Bank of Portugal regulations, these securities are classified as a hybrid financial instrument, comprising a subordinated debt component and an equity component.

      For accounting purposes, and in accordance with Portuguese GAAP, this issue of mandatorily convertible securities was split into two parts:
      171,793 thousands of euros in aggregate principal amount of such securities was treated as subordinated debt. This amount was calculated as the present value of interest payments to be made, discounted at the market yield for similar risk non-mandatorily convertible bonds (6%). The remaining 528,207 thousands of euros in aggregate principal amount of such securities was treated as shareholders' equity.

      Currently, U.S. GAAP does not allow the separation of compound instruments of its debt and equity components. On this basis, this mandatorily convertible securities were treated as if they were preferred securities and classified in the equity section of the balance sheet.

      As the present value of interest payments was already recorded, the quarterly payment of interest will have no impact on the income statement apart from recording changes in the net present value of future interest payments (9% per annum) discounted at a rate of 6% per annum.

      Capital Losses on Strategic Investments (Regulation 4/2002). Until June 2002, in accordance with Bank of Portugal rules, strategic investments, i.e. equity holdings in non-consolidated companies held for long term investment purposes, were recognized at cost on the balance sheet. In June 2002, the Bank of Portugal issued regulation 4/2002, which requires the provisioning of unrealized losses on strategic investments acquired before December 31, 2001 (unrealized losses on strategic investments acquired subsequent to that date are reflected in the income statement). Pursuant to this regulation, a charge to provisions is required whenever potential losses (the difference between fair value and acquisition cost) are greater than 15% of the acquisition cost of the investment (the amount in excess of 15% is referred to as the "Excess"). Fair value of a listed company is calculated as the average market price during the previous six months. For non-listed companies, fair value is calculated as shareholders' equity multiplied by 1.5, unless the Bank of Portugal determines otherwise or accepts another method certified as adequate by the company's external auditors. The minimum provision to be charged (over a five or ten year period depending on the nature of the investment) is an amount equal to 40% of the Excess. The remaining 60% of the Excess does not have to be charged to provisions but is deducted from Tier 2 regulatory capital (over a five or ten year period depending on the nature of the investment) for regulatory accounting purposes.

      Charges to provisions for the years 2002 and 2003 can be charged against reserves. Charges to provisions after 2003 will be reflected in the income statement. Depending on the nature of the activity of the company in which the investment is held, the provision is accrued over the periods set forth below.

      Investment                            Period         Charge
      --------------------------------  -------------- --------------

      Financial and insurance
        companies                        2002 to 2011   10% per year
      Non financial companies            2002 to 2004   25% per year
                                             2005            15%
                                             2006            10%

      Required charges are recalculated at the end of each quarter to take account of changes in market prices (and any sales or acquisitions of other strategic investments). As of December 31, 2002, we calculate that the aggregate charges to provisions and deductions from Tier 2 regulatory capital we will be required to charge in the four year period from 2003 through 2006 are as follows:

                                                         Deductions
                                                         from Tier 2
                                           Charges to    Regulatory
      Strategic Investment                 provisions      Capital         Total
      ---------------------------------  -------------- -------------  -------------
                                                    (in million euros)
      Electricidade de Portugal, S.A.             72.3          108.4         180.7
      Banca Intesa, S.p.A.                        52.3           78.5         130.8
      Friends Provident                           17.3           25.9          43.2
      ONI SGPS, S.A.                                 -          130.1         130.1
                                         -------------  -------------  -------------
                                                 141.9          342.9         484.8
                                         =============  =============  =============

      As required by regulation 4/2002, charges and deductions are recalculated each quarter. Accordingly, actual charges and deductions may differ from these figures.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance Portuguese GAAP. We believe that of our significant accounting policies (See note 1 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity.

      Business Combinations, Goodwill and Identifiable Intangible Assets

      Under Portuguese GAAP, goodwill arising on the acquisition of subsidiaries and associated companies is defined as the difference between the cost of the investment and the corresponding share of the fair value of the net assets acquired. Goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition.

      Under U.S. GAAP, prior to effectiveness of SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets), goodwill arising in local GAAP accounts was recalculated considering the application of purchase GAAP rules under U.S. GAAP and restated as an intangible asset to be amortized over a period of five years.

      SFAS 141 and SFAS 142 modified the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment and a transition adjustment will be recognized. Amortization of goodwill ceased as of January 1, 2002, and, thereafter, all goodwill and any indefinite-lived intangible assets will be tested at least annually for impairment.

      Provisions

      See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Regulatory Changes and Important Accounting Treatments" above for a discussion of accounting of strategic investments under relevant Bank of Portugal rules.

      Under U.S. GAAP, the Group adopted SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities) in preparing its U.S. GAAP information with effect from January 1, 1994. Under Portuguese GAAP these securities are accounted for at the lower of cost or market and strategic investment which are held for long term investment purposes are held at cost in accordance with the Bank of Portugal rules on the local accounts.

      As of December 31, 2002 and 2001 for U.S. GAAP purposes, the Group's investment securities have been considered as "available for sale" at market value with the appropriate adjustment presented in shareholders' equity under other comprehensive income.

      Declines in fair value of available for sale securities (other than temporary declines) below the respective amortized costs basis, are included in the profit and loss account. The cost basis of each individual security is written down to fair value, which becomes the new cost basis, and subsequent increases in fair value are recorded as other comprehensive income.

      In accordance with SFAS 115, a deferred tax asset or liability is calculated against the unrealized losses / gains for available for sale securities on the basis that these losses or gains would be tax deductible or taxable when realized in the future.

      Provisions for Loan Losses. See "Item 4. Information on the Bank - B. Business Overview - Material effects of Governmental Regulation - Charges to Provisions for Loan Losses" for a discussion of Bank of Portugal rules governing provisions for specific and general loan losses.

      Provision for country risk. We charge provisions for country risk in accordance with regulation 3/95, of the Bank of Portugal, based on the Instruction 94/96 of the Bank of Portugal. This regulation indicates the level of provisions which are necessary in relation to country-specific credit risk.

      For U.S. GAAP purposes there is no adjustment to the provisions for loan losses of BCP under local GAAP.

      Foreign Exchange and Derivatives Transactions

      Assets, liabilities and commitments expressed in foreign currency are accounted for in accordance with the following criteria:

      Swap transactions. The spot and forward elements of these transactions are not revalued. The premium or discount is amortized up to maturity, and accounted for as gains or losses in the statement of income.

      Swap transactions are registered in obligations and future commitments for the notional amount of the contracts, and this amount is removed from the balance sheet upon maturity of the amounts.

      Interest rate swaps. Interest receivable and payable is accrued over the period of the contract. Trading contracts are valued at market based on discounted cash-flows determined after applying the market rates.

      The interest rate swap transactions are registered in obligations and future commitments for the notional amount of the contracts, and the amount is removed from the balance sheet upon maturity of the amounts.

      Forward rate agreements. Forward rate agreements are recorded as future commitments on the basis of the notional amount of the agreement until the expiry date. Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income over the period between trading and settlement date.

      Hedging contracts are not revalued and the interest rate differentials to be paid or received on the settlement date are accrued over the period, and are accounted for as gains or losses in the statement of income.

      Options and futures. Trading contracts negotiated in organized markets are marked to market, and the revaluation differences are accounted for as gains or losses in the income statement. The premium received for options sold is recorded in deferred income until the option is exercised. The premium paid for options purchased is recorded in deferred costs and is added to the option acquisition cost if the option is exercised. If the option is not exercised, it is accounted for as an expense.

      Options sold over-the-counter are revalued at market value with the differences accounted for as gains or losses in the statement of income. Options purchased are recorded at cost until the option is exercised or sold. Hedging contracts are not revalued. The results are recorded according to the accounting policy of the assets which are being hedged.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income over the period between trading and settlement date.

      Caps and floors. The amounts received or paid are accrued and recorded as gains related to the interest earning assets and recorded as losses related to the interest bearing liabilities.

      For U.S. GAAP purposes the financial instruments, including derivatives, are accounted for in accordance with SFAS 133 (Accounting for Derivative Instruments and Hedging Activities), as described in note 38 m) to our consolidated financial statements.

      Securitization Operations

      Under Portuguese GAAP, the assets, securities and credit portfolios transferred under securitization operations are removed from the consolidated balance sheet of the BCP Group, while the resulting gain or loss, calculated as the difference between the proceeds from the sale and the book value of the assets transferred, is recognized in the profit and loss account for the period. The retained interests, in the form of notes, acquired by the BCP Group as part of these transactions, are accounted for in accordance with the accounting policy described in note 1 h) to our consolidated financial statements. Other assets acquired are accounted for at acquisition cost.

      As required by Instruction 27/2000 of the Bank of Portugal, the BCP Group records provisions in its financial statements in the same amounts as if the loans and securities transferred were accounted in the BCP Group's balance sheet up to a maximum amount equivalent to the acquisition cost of the notes and other assets acquired.

      For U.S. GAAP purposes, our securitization operations are accounted for in accordance with SFAS 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), as described in note 38 l) to our consolidated financial statements.

Results of Operations - Three Year Period ended December 31, 2002

During 2002, our business environment was marked by poor international macroeconomic surroundings and by a continuation of the slowdown of activity in Portugal, in parallel with announcements by the principal market observers of the postponement of prospects of any upturn. Against this background, we emphasized risk management and the maintenance of adequate loan loss provisions. We consolidated our position as a leading financial institution in Portugal and continued to expand our operations in selected foreign markets in which we have established operations.

Our activity in 2001 was mainly driven by the conclusion of the integration and domestic consolidation processes which we began in 2000, by the implementation of a new multi product, multi channel distribution retail model, aimed at increasing the effectiveness of our commercial networks, and by the promotion of innovative financial services, which contributed to a decrease in operating expenses and an increase in net commissions.

Net Income

Our net income is affected by several factors, including: the volume of business; interest margins; changes in the mix of assets and liabilities; provisions for loan losses; capacity to generate non-interest income; ability to control operating expenses and the level of income taxes. Our net income was 272,721 thousands of euros for the year ended December 31, 2002, compared to 571,672 thousands of euros for the year ended December 31, 2001 and 505,498 thousands of euros for the year ended December 31, 2000. The following table summarizes the principal components of our net income for the three years ended December 31, 2002:

                                                    Year ended December 31,
                                        ----------------------------------------------
           (in thousands of euros)          2002              2001              2000
                                        ----------        ----------        ----------
      Interest income                    2,988,451         3,396,524         3,044,806
      Interest expense                  (1,661,703)       (2,044,666)       (1,792,223)
                                        ----------        ----------        ----------
      Net interest income                1,326,748         1,351,858         1,252,583
      Charges to provisions for loan
        losses                            (525,259)(1)      (308,701)         (307,599)
      Non-interest income                1,304,727         1,214,412         1,440,497
      Operating expenses                (1,707,378)       (1,445,175)       (1,577,239)
                                        ----------        ----------        ----------
      Income before taxes                  398,838           812,394           808,242
      Provision for income taxes           (55,379)          (84,455)         (129,698)
      Minority interests, net of
        income taxes                       (70,738)          (90,265)          (66,879)
      Extraordinary charge to
        provisions                              --           (66,002)(2)            --
      Pre-acquisition net income                --                --          (106,167)
                                        ----------        ----------        ----------
      Net income                           272,721           571,672           505,498
                                        ==========        ==========        ==========

----------------
(1)   Includes an additional charge of 200 million euros.

(2) The 66,002 thousands of euros extraordinary charge to provisions in 2001 relates to branch closing costs associated with our rationalization program which we began in 2000.

      2002 Compared to 2001

      Net income decreased 52.3% to 272,721 thousands of euros for the year ended December 31, 2002, from 571,672 thousands of euros for the year ended December 31, 2001. The decrease in net income in 2002 was principally due to an additional charge to provisions for general loan losses of 200 million euros, which was the result of management's assessment of the underlying risks of the BCP Group's activities, namely increased credit risk and uncertainties in capital markets as well as the downturn in economic activity in Portugal. The decline in net income for the year ended December 31, 2002, other than as a result of this additional charge to provisions for general loan losses of 200 million euros, was caused principally by an increase in charges to provisions for pension fund costs resulting from a decline in the market value of pension fund assets (which, under the new regulations, resulted in amortization of the unrecognized actuarial losses), increased costs incurred in expanding our foreign operations, and a decrease in net trading gains and commissions for asset management and securities trading resulting from the continuing decline in overall price levels in the equity capital markets. The decline in net income for the year ended December 31, 2002 was mitigated by several factors that had a positive effect on net income, including increased commercial activity (reflected in increased business volumes), the constant monitoring of interest spreads (taking into account interest rate changes in money markets and the maintenance of pricing levels to maintain adequate profitability), increased cross-selling (particularly by marketing and distribution networks that have more recently been included in the BCP Group), maintaining appropriate fee and commission rates for the BCP Group's products and services, an increase in commissions from debit and credit card services, and the reduction of domestic operating costs as a result of the rationalization program implemented in 2000 and of the launch of our operating efficiency program in 2002, aimed at reducing staff costs and other administrative costs between 2002 and 2004. Net income for the year ended December 31, 2002 includes non-recurring capital gains of 85 million euros, recognized during the first half of 2002, in connection with the sale of real estate assets to our pension fund pursuant to our strategy of optimizing capital allocation. Net income for the year ended December 31, 2002 also includes an increase in charges to pension fund, market and credit risk provisions of approximately 85 million euros in the aggregate.

      2001 Compared to 2000

      Net income increased 13.1% to 571,672 thousands of euros for the year ended December 31, 2001, from 505,498 thousands of euros for the year ended December 31, 2000. The increase in net income for the year ended December 31, 2001 was mainly attributable to an increase in net interest income, to our success in increasing the cross selling of our products across our network and to the reduction in salaries and pension costs in our Portuguese business in 2001 as a result of the rationalization programs we implemented following the acquisitions we made in 2000. Net income for the year ended December 31, 2001 reflects a non-recurring charge of 66,002 thousands of euros related to our branch network rationalization program.

      Net income for the year ended December 31, 2000 includes a non-recurring gain of 31,946 thousands of euros related to the sale to Big Bank Gdanski of our holding in Millennium, a non-recurring gain of 28,173 thousands of euros relating to the placement of treasury shares with strategic shareholders, a non-recurring gain of 19,600 thousands of euros relating to the sale of our holding in Shopping Direct, a one-time charge to provisions of 34,991 thousands of euros linked to employee pensions and a one-time charge to provisions of 37,410 thousands of euros relating to the restructuring of our mortgage loan business, resulting in an increase of 7,318 thousands of euros in net income.

Net Interest Income

We earn interest income from loans to customers, through interest bearing securities we hold and from interbank loans. Our interest expense consists of interest payable on deposits, interest payments on outstanding interest bearing securities we have issued and interest payable with respect to inter-bank loans.

Net interest income declined 1.9% to 1,326,748 thousands of euros for the year ended December 31, 2002, from 1,351,858 thousands of euros for the year ended December 31, 2001. This decrease was caused by a lower average balance of interest-earning assets, resulting from a decrease in inter-bank loans. Net interest margin remained stable at 2.6%, the same level we achieved for the years ended December 31, 2001 and 2000. We were able to maintain our net interest margin despite declining interest rates as a result of measures we implemented in 2002 aimed at the protection of interest spreads (namely price increases for certain funding products for small and medium sized companies and the reduction of interest paid on demand deposits in our retail networks), as well as of the prompt adjustment of loan pricing to reflect increases in money market rates and the prompt adjustment of deposits pricing to reflect decreases in money market rates.

Net interest income increased 7.9% to 1,351,858 thousands of euros for the year ended December 31, 2001, from 1,252,583 thousands of euros for the year ended December 31, 2000. This increase was the result of an increase in the average balance of interest earning assets, principally due to an increase in loans outstanding, as net interest margin for the year ended December 31, 2001 was approximately 2.6%, roughly the same as the previous year.

The following table sets forth the average balances of our interest-earning assets and interest-bearing liabilities, the related interest income and expense amounts and the average yield/rate for the three years ended December 31, 2002:

                                                                           Year ended December 31,
                                                -------------------------------------------------------------------------------
                                                                2002                                      2001
                                                -------------------------------------     -------------------------------------
                                                  Average                    Yield          Average                    Yield
                                                  Balance     Interest         %            Balance     Interest         %
                                                -----------   ----------   ----------     -----------   ----------   ----------
                                                                  (in thousands of euros, except percentages)
INTEREST EARNING ASSETS
Deposits in Banks (includes Bank of Portugal)     5,088,616      368,032         7.23       7,049,179      403,811         5.73
Loans, net                                       43,610,647    2,449,606         5.62      41,900,069    2,761,656         6.59
Securities                                        3,180,332      170,813         5.37       3,856,307      231,057         5.99
                                                -----------   ----------                  -----------   ----------
TOTAL INTEREST EARNING ASSETS                    51,879,595    2,988,451         5.76      52,805,555    3,396,524         6.43
Non Interest Earning Assets                       9,257,992                                 9,256,748
                                                -----------                               -----------
TOTAL ASSETS                                     61,137,587                                62,062,303
                                                ===========                               ===========

INTEREST BEARING LIABILITIES
Due to Banks                                     12,457,821      552,689         4.44      16,303,232      796,790         4.89
Due to Customers                                 28,002,517      530,257         1.89      27,455,892      668,786         2.44
Debt Securities                                  11,922,611      440,905         3.70       9,968,695      452,332         4.54
Subordinated Debt                                 2,882,257      137,852         4.78       2,363,764      126,758         5.36
                                                -----------   ----------                  -----------   ----------
TOTAL INTEREST BEARING LIABILITIES               55,265,206    1,661,703         3.01      56,091,583    2,044,666         3.65
Non Interest Bearing Liabilities                  2,538,978                                 2,519,801
                                                -----------                               -----------
TOTAL LIABILITIES                                57,804,184                                58,611,384
Shareholders' Equity and Minority Interests       3,333,403                                 3,450,919
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS               61,137,587                                62,062,303
                                                ===========                               ===========

NET INTEREST INCOME                                            1,326,748                                 1,351,858
                                                              ==========                                ==========
NET INTEREST MARGIN (1)                                                          2.56                                      2.56

                                                         Year ended December 31,
                                                 -------------------------------------
                                                                  2000
                                                 -------------------------------------
                                                   Average                    Yield
                                                    Balance     Interest        %
                                                 -----------   ----------    ---------
                                              (in thousands of euros, except percentages)
INTEREST EARNING ASSETS
Deposits in Banks (includes Bank of Portugal)      6,465,085      440,486         6.81
Loans, net                                        37,466,716    2,358,857         6.30
Securities                                         4,631,008      245,464         5.30
                                                 -----------   ----------
TOTAL INTEREST EARNING ASSETS                     48,562,809    3,044,807         6.27
Non Interest Earning Assets                        9,023,212
                                                 -----------
TOTAL ASSETS                                      57,586,021
                                                 ===========

INTEREST BEARING LIABILITIES
Due to Banks                                      14,756,250      699,533         4.74
Due to Customers                                  28,360,218      661,836         2.33
Debt Securities                                    7,132,674      365,021         5.12
Subordinated Debt                                  1,458,641       65,833         4.51
                                                 -----------   ----------
TOTAL INTEREST BEARING LIABILITIES                51,707,783    1,792,223         3.47
Non Interest Bearing Liabilities                   2,343,522
                                                 -----------
TOTAL LIABILITIES                                 54,051,305
Shareholders' Equity and Minority Interests        3,534,716
TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTERESTS                57,586,021
                                                 ===========

NET INTEREST INCOME                                             1,252,584
                                                               ==========
NET INTEREST MARGIN (1)                                                           2.58

----------
(1) Represents net interest income as a percentage of average interest earning assets.

The following table shows the estimated change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, changes in their respective interest rates and the combined effect of changes average volumes and interest rates (rate/volume mix), between 2001 and 2002 and between 2000 and 2001:

                                                        2002/2001                                       2001/2000
                                    -----------------------------------------------  -----------------------------------------------
                                            Increase (decrease) due to changes             Increase (decrease) due to changes
                                    -----------------------------------------------  -----------------------------------------------
                                                          Rate/volume                                        Rate/volume
                                      Volume      Rate        mix       Net change     Volume       Rate         mix      Net change
                                    -----------------------------------------------  -----------------------------------------------
                                                                       (in thousands of euros)
INTEREST EARNING ASSETS
Deposits in banks                    (112,311)   106,018    (29,486)      (35,779)      39,796     (70,136)     (6,336)     (36,676)
Loans, net                            112,745   (408,133)   (16,662)     (312,050)     279,118     110,594      13,087      402,799
Securities                            (40,502)   (23,938)     4,196       (60,244)     (41,062)     32,011      (5,355)     (14,406)
TOTAL INTEREST EARNING ASSETS         (59,559)  (354,734)     6,220      (408,073)     266,013      78,818       6,886      351,717

INTEREST BEARING LIABILITIES
Due to banks                         (187,937)   (73,500)    17,336      (244,101)      73,336      21,651       2,270       97,257
Due to customers                       13,315   (148,880)    (2,964)     (138,529)     (21,104)     28,978        (924)       6,950
Debt securities                        88,659    (83,684)   (16,402)      (11,427)     145,136     (41,374)    (16,451)      87,311
Subordinated debt                      27,804    (13,704)    (3,006)       11,094       40,851      12,387       7,687       60,925
TOTAL INTEREST BEARING LIABILITIES    (30,123)  (358,116)     5,276      (382,963)     151,945      92,644       7,854      252,443

NET INTEREST INCOME                   (29,436)     3,382        944       (25,110)     114,068     (13,826)       (968)      99,274

Interest Income

      2002 Compared to 2001

      Interest income decreased 12.0% to 2,988,451 thousands of euros for the year ended December 31, 2002, from 3,396,524 thousands of euros for the year ended December 31, 2001, mainly attributable to lower average interest rates charged (5.76% for the year ended December 31, 2002 compared to 6.43% for the year ended December 31, 2001), but also to a lower average balance of interest earning assets (51,879,595 thousands of euros for the year ended December 31, 2002, compared to 52,805,555 thousands of euros for the year ended December 31, 2001). The decrease in the average balance of interest earning assets was due to a lower average balance of inter-bank loans, including deposits at the Bank of Portugal (from 7,049,179 thousands of euros for the year ended December 31, 2001 to 5,088,616 thousands of euros for the year ended December 31, 2002), and a lower average balance of securities (from 3,856,307 thousands of euros for the year ended December 31, 2001 to 3,180,332 thousands of euros for the year ended December 31, 2002). The decrease in average interest rates charged was the result of a decrease in average interest rates on loans to 5.62% for the year ended December 31, 2002, from 6.59% for the year ended December 31, 2001, more than offsetting the increase in the average balance of interest earning assets.

      2001 Compared to 2000

      Interest income increased 11.6% to 3,396,524 thousands of euros for the year ended December 31, 2001, from 3,044,806 thousands of euros for the year ended December 31, 2000. This increase was principally the result of a higher average balance of interest earning assets, which increased 8.7% to 52,805,555 thousands of euros for the year ended December 31, 2001, from 48,562,809 thousands of euros for the year ended December 31, 2000. The increase in the average balance of interest earning assets was principally the result of an increase in the average balance of loans, from 37,466,715 thousands of euros for the year ended December 31, 2000 to 41,900,069 thousands of euros for the year ended December 31, 2001, which was offset in part by our securitization operations in 2001 (involving the sale of receivables totaling 1,738,600 thousands of euros). The increase in interest income was also caused by an increase in average interest rates charged, to 6.43% for the year ended December 31, 2001, from 6.27% for the year ended December 31, 2000. The increase in average interest rates was caused by an increase in average interest rates on securities (5.99% for the year ended December 31, 2001, compared to 5.30% for the year ended December 31, 2000) and an increase in average interest rates on loans (6.59% for the year ended December 31, 2001, compared to 6.30% for the year ended December 31, 2000).

Interest Expense

      2002 Compared to 2001

      Interest expense decreased 18.7% to 1,661,703 thousands of euros for the year ended December 31, 2002, from 2,044,666 thousands of euros for the year ended December 31, 2001. This decrease was mainly attributable to lower average interest rates paid (3.01% for the year ended December 31, 2002 compared to 3.65% for the year ended December 31, 2001), but also to a lower average balance of interest bearing liabilities (55,265,206 thousands of euros for the year ended December 31, 2002, compared to 56,091,583 thousands of euros for the year ended December 31, 2001). Average interest rates paid decreased for all categories of interest bearing liabilities, with the largest decreases in debt securities, subordinated debt, and amounts due to customers (decreasing from 4.54%, 5.36% and 2.44%, respectively, for the year ended December

      31, 2001, to 3.70%, 4.78% and 1.89%, respectively, for the year ended December 31, 2002). The average balance of interest bearing liabilities decreased due to a lower average balance of amounts due to banks, which declined to 12,457,821 thousands of euros for the year ended December 31, 2002, from 16,303,232 thousands of euros for the year ended December 31, 2001, offsetting the increases of the average balances of amounts due to customers, debt securities and subordinated debt.

      2001 Compared to 2000

      Interest expense increased 14.1% to 2,044,666 thousands of euros for the year ended December 31, 2001, from 1,792,223 thousands of euros for the year ended December 31, 2000. This increase was principally the result of a higher average balance of total interest bearing liabilities (increasing 8.5% to 56,091,583 thousands of euros for the year ended December 31, 2001, from 51,707,784 thousands of euros for the year ended December 31,
      2000), as a result of increases in all categories of interest bearing liabilities, other than amounts due to customers, and a minor increase in average interest rates paid, to 3.65% for the year ended December 31, 2001 from 3.47% for the year ended December 31, 2000. The increase in average rates paid in 2001 was due to higher rates paid on all categories of interest bearing liabilities, except debt securities.

Charges to Provisions for Loan Losses

We are subject to regulations of the Bank of Portugal on provisions for loan losses, setting aside specific provisions for possible loan losses in accordance with regulatory requirements, systematic analyses and close monitoring of the risks involved in each transaction, and general provisions for other loan losses based on the assessment of the underlying risks of credit activities.

We are required to take charges to specific provisions for loan losses with respect to loans which are overdue and we may choose to take additional specific loan provisions with respect to specific loans which we suspect may become overdue. See "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Selected Statistical Data - Assets -Specific and General Provisions for Loan Losses". For restructured loans, Portuguese regulations do not permit us to charge back specific provisions once recorded, if the loan to which they relate becomes current, unless the loan is reinforced with additional collateral.

We are required to take charges to general provisions for loan losses to cover potential losses with respect to loans not currently in default. The amount of the charge to general loan loss provisions depends on the category of the loan. The Bank of Portugal requires us to take charges to provisions of 1.5% of the principal amount of the loan advanced with respect to consumer loans, 0.5% of the principal amount of the loan advanced with respect to home mortgage loans, and, 1.0% of the principal amount of the loan advanced with respect to all other loans, in each case in the year such loans are made. Provisions for general loan losses are charged back when the loans to which they relate are repaid in full or removed from the balance sheet through securitization operations or otherwise. Accordingly, charges to provisions for general loan losses in a given year depend on the volume and category of loans made and the volume and category of loans repaid in that year and, depending on these factors, may be positive or negative. In addition, we may take additional charges to provisions for general loan losses if we feel that economic conditions or general credit risk make such charges advisable, as we did for the year ended December 31, 2002, with an additional charge of 200 million euros. See "Item 4. Information on the Bank -
E. Additional Specialized Industry Disclosures - Selected Statistical Data - Assets -Specific and General Provisions for Loan Losses" and "Item 4. Information on the Bank - B. Business Overview - Material effects of Governmental Regulation - Provisions for loan losses".

The following table shows an analysis of our specific and general provisions for loan losses (related to loans to both customers and credit institutions) for each of the three years ended December 31, 2002:

                                                                       As of December 31,
                                                       -----------------------------------------------
                                                          2002                2001             2000
                                                       ----------          ----------       ----------
            Balance as of January 1
                 Specific provision                       670,559             553,499          266,846
                 General provision                        525,724             540,880          277,360
                                                       ----------          ----------       ----------
                                                        1,196,283           1,094,379          544,206
                                                       ----------          ----------       ----------
            Transfers resulting from acquisitions
                 Specific provision                            --                  --          247,549
                 General provision                             --                  --          171,897
                                                       ----------          ----------       ----------
                                                               --                  --          419,446
                                                       ----------          ----------       ----------
            Charge against "goodwill" for the
              acquisitions of 2000
                 Specific provision                            --                  --           83,426
                 General provision                             --                  --               --
                                                       ----------          ----------       ----------
                                                               --                  --           83,426
                                                       ----------          ----------       ----------
            Charge for the year
                 Specific provision                       344,281             323,121          215,347
                 General provision                        180,978(1)          (14,420)          92,252
                                                       ----------          ----------       ----------
                                                          525,259             308,701          307,599
                                                       ----------          ----------       ----------
            Loans charged off
                 Specific provision                      (423,368)           (204,752)        (267,971)
                 General provision                        (21,555)               (260)          (1,041)
                                                       ----------          ----------       ----------
                                                         (444,923)           (205,012)        (269,012)
                                                       ----------          ----------       ----------
            Exchange rate differences
                 Specific provision                       (28,019)             (1,309)           8,302
                 General provision                           (964)               (476)             412
                                                       ----------          ----------       ----------
                                                          (28,983)             (1,785)           8,714
                                                       ----------          ----------       ----------
            Balance as of December 31
                 Specific provision                       563,453             670,559          553,499
                 General provision                        684,183             525,724          540,880
                                                       ----------          ----------       ----------
                                                        1,247,636           1,196,283        1,094,379
                                                       ==========          ==========       ==========

----------
(1)   Includes an additional charge of 200 million.

We only charge-off loans when they become fully provided in accordance with Bank of Portugal rules, even if we believe these loans may be recoverable. The amount of loans recovered, but which had been previously charged off, is credited to non-interest income (other income) in the year in which the recovery is made.

      2002 Compared to 2001

      Charges to provisions for loan losses increased 70.2% to 525,259 thousands of euros for the year ended December 31, 2002, from 308,701 thousands of euros for the year ended December 31, 2001. Charges to provisions for general loan losses were 180,978 thousands of euros for the year ended December 31, 2002 compared to a charge back of 14,420 thousands of euros for the year ended December 31, 2001. The increase in charges to provisions for general loan losses for 2002 was the result of an additional charge to provisions of 200 million euros reflecting management's decision to adapt its provisioning policy to the current adverse economic conditions taking into consideration the underlying risks of the BCP Group's activities, namely increased credit risk and uncertainties in capital markets as well as the downturn in economic activity generally. Excluding the additional 200 million euros charge, we would have recognized a charge-back of 19,022 thousands of euros resulting from our securitizations in 2002 (involving the sale of receivables totaling 466,980 thousands of euros) and from changes in the composition of our loan portfolio.

      Charges to provisions for specific loan losses increased 6.5% to 344,281 thousands of euros for the year ended December 31, 2002, from 323,121 thousands of euros for the year ended December 31, 2001. The increase in charges to provisions for specific loan losses in 2002 was principally the result of the "ageing" of several past-due loans and the application of Regulation 7/2000 of the Bank of Portugal which requires full provisioning for loans overdue by more than 18 months collaterized by personal guarantees, instead of the three-year period which was previously applicable, and which first had an impact in 2002.

      As a result of the increase in charges to provisions for loan losses in 2002, the coverage of past-due loans by provisions for loan losses remained at a relatively constant level: as of December 31, 2002 the balance of loan loss provisions (excluding the balance of loan loss provisions for credit institutions) stood at 1,078,595 thousands of euros, compared to 992,522 thousands of euros as of December 31, 2001, providing a 161.6% cover of total past-due loans as of December 31, 2002, compared to a 136.6% cover as of December 31, 2001. As a percentage of loans outstanding, loan loss provision charges increased from 0.7% as of December 31, 2001 to 1.1% as of December 31, 2002.

      2001 Compared to 2000

      Charges to provisions for loan losses increased 0.4% to 308,701 thousands of euros for the year ended December 31, 2001, from 307,599 thousands of euros for the year ended December 31, 2000. We recognized a charge-back to provisions for general loan losses of 14,420 thousands of euros for the year ended December 31, 2001 compared to a charge of 92,252 thousands of euros for the year ended December 31, 2000. The charge-back to general provisions for loan losses for the year ended December 31, 2001 was principally the result of our securitization operations in 2001 (involving the sale of receivables totaling 1,738,600 thousands of euros) and of our efforts aimed at reducing certain significant loan exposures we acquired in connection with our acquisition of Banco Mello and SottoMayor made in 2000. The charge-back to provisions for general loan losses was in part offset by an increase in the volume of loans.

      Charges to provisions for specific loan losses increased 50.0% to 323,121 thousands of euros for the year ended December 31, 2001, from 215,347 thousands of euros for the year ended December 31, 2000, principally as a result of an increase in non-performing loans as a result of adverse economic conditions and "ageing" of several past due loans.

      The balance of provisions for loan losses (excluding the balance of loan loss provisions for credit institutions) was 992,522 thousands of euros as of December 31, 2001, compared to 899,908 thousands of euros as of December 31, 2000, providing a cover of total past due loans of 136.6% as of December 31, 2001, compared to 161.0% as of December 31, 2000. As a percentage of loans outstanding, loan loss provision charges amounted to 0.7% as of December 31, 2000 and 2001.

Non-Interest Income

Non-interest income was 1,304,727 thousands of euros for the year ended December 31, 2002, compared to 1,214,412 thousands of euros for the year ended December 31, 2001 and 1,440,497 thousands of euros for the year ended December 31, 2000. The following table summarizes the principal components of non-interest income for the three years ended December 31, 2002:

                                                                                       As of December 31,
                                                                            ---------------------------------------
                                                                               2002           2001           2000
                                                                            ---------      ---------      ---------
                                                                                    (in thousands of euros)
            Commissions and fees on banking operations(1)                     589,161        567,010        639,628
            Net exchange differences                                           21,625         38,973         39,529
            Net gains on trading securities                                    75,212        117,396        175,208
            Net gains on sale of shares in subsidiaries and associated
                 companies                                                         --             --         30,195
            Other non-interest income(2)                                      618,729        491,033        555,937
                                                                            ---------      ---------      ---------
            Total                                                           1,304,727      1,214,412      1,440,497
                                                                            =========      =========      =========

----------
(1) Commission and fees earned on banking operation are presented gross of expenses. For information about the BCP Group's commissions and fees expenses, see "- Other Operating Expenses" below.
(2) Other non-interest income includes income from investments, income from services and recovery of charged off loans and interest. See "- Other Non-Interest Income" below.

      2002 Compared to 2001

      Non-interest income, which includes commissions and fees on banking operations, net exchange differences, net gains on securities trading, gains on the sale of holdings in subsidiaries and associated companies and other non-interest income, increased 7.4% to 1,304,727 thousands of euros for the year ended December 31, 2002, from 1,214,412 thousands of euros for the year ended December 31, 2001, primarily due to a 26% increase in other non- 40 interest income to 618,729 thousands of euros for the year ended December 31, 2002 from 491,033 thousands of euros for the year ended December 31, 2001, principally as a result of a non-recurring gain on the sale of real estate and increased recoveries of previously charged off loans. See "- Other Non-Interest Income" below.

      Commissions and fees on banking operations increased 3.9% to 589,161 thousands of euros for the year ended December 31, 2002, from 567,010 thousands of euros for the year ended December 31, 2001, principally as a result of increased fees and commissions from debit and credit cards. See "- Commission and Fees Earned on Banking Operations" below.

      Net exchange differences decreased 44.5% to 21,625 thousands of euros for the year ended December 31, 2002, from 38,973 thousands of euros for the year ended December 31, 2001, due to the physical introduction of the euro, resulting in lower commissions on currency exchange transactions.

      Net gains on securities trading decreased 35.9% to 75,212 thousands of euros for the year ended December 31, 2002, from 117,396 thousands of euros for the year ended December 31, 2001, principally reflecting declining overall price levels in the equity capital markets.

      2001 Compared to 2000

      Non-interest income decreased 15.7% to 1,214,412 thousands of euros for the year ended December 31, 2001, from 1,440,497 thousands of euros for the year ended December 31, 2000, principally as a result of a decrease in commissions and fees on banking operations and a decrease in net gains on securities trading.

      Commissions and fees on banking operations decreased 11.4% to 567,010 thousands of euros for the year ended 2001, from 639,628 thousands of euros for the year ended December 31, 2000, principally as a result of a decline in commission and fees from our securities brokerage and asset management businesses. See "- Commissions and Fees Earned on Banking Operations" below.

      Net gains on securities trading decreased 33.0% to 117,396 thousands of euros for the year ended December 31, 2001, from 175,208 thousands of euros for the year ended December 31, 2000, reflecting declining overall price levels in the equity capital markets in 2001, especially following the terrorist attacks on the United States. Net gains on securities trading for the year ended December 31, 2000 included a non-recurring gain of 43,683 thousands of euros related to the sale of treasury stock.

      We recorded a non-recurring gain of 30,195 thousands of euros in the year ended December 31, 2000 from the sale of our shareholding in Shopping Direct, which we sold to Electricidade de Portugal, S.A ("EDP") pursuant to our strategic association with EDP involving new technological distribution platforms.

      Other non-interest income declined 11.7% to 491,033 thousands of euros for the year ended December 31, 2001, from 555,937 thousands of euros for the year ended December 31, 2000, principally due to a decline in income from investments. See "- Other Non-Interest Income" below.

Commissions and Fees Earned on Banking Operations

Commissions and fees earned on banking operations were 589,161 thousands of euros for the year ended December 31, 2002, compared to 567,010 thousands of euros for the year ended December 31, 2001 and 639,628 thousands of euros for the year ended December 31, 2000. The following table shows the main components of commissions and fees earned on banking operations for the three years ended December 31, 2002:

                                                                            As of December 31,
                                                                    ---------------------------------
                                                                      2002         2001         2000
                                                                    -------      -------      -------
                                                                         (in thousands of euros)
      Guarantees                                                     60,817       52,831       52,509
      Credit and commitments(1)                                      16,026        9,780       12,234
      Collections(2)                                                 42,012       42,778       49,526
      Custody and other fees from administration of securities        5,723       18,359       18,046
      Asset management fees (management and intervention fees)      112,368      115,880      117,224
      Transfer and card fees                                        156,424      126,457      119,641
      Factoring operations                                            9,270        9,121        8,017
      Brokerage fees                                                 25,032       43,321      125,277
      Other commissions                                             161,489      148,483      137,154
                                                                    -------      -------      -------
      Total                                                         589,161      567,010      639,628
                                                                    =======      =======      =======

----------
(1) Credit and commitments includes fees and charges in connection with establishing lines of credit.
(2)   Collections includes discounted bills.

Commission and fees earned on banking operation are presented gross of expenses. For information about the BCP Group's commissions and fee expenses, see "- Other Operating Expenses" below.

The increase in commissions and fees on banking operations in 2002 was mainly attributable to increased commissions and fees on debit and credit card transactions, resulting from a higher volume of transactions. This increase was offset in part by lower commissions and fees from custody and administration of securities, asset management and brokerage activities resulting from the continuing decline in overall price levels in the equity capital markets, and the subsequent migration of customers' funds towards lower risk instruments, particularly affecting our brokerage activities and sales of unit trust funds.

The decline in commissions and fees on banking operations in 2001 resulted from declines in commissions and fees from custody and administration of securities, asset management and brokerage activities, caused by the decline in overall price levels in the equity capital markets. This decline was also due to a decline in commissions on collections as a result of a higher volume of credit lines (recorded off the balance sheet). The decline in commissions and fees on banking operations in 2001 was in part offset by an increase in commissions and fees from debit and credit cards and factoring operations and increased cross selling to the BCP Group's customer base, in particular the increase in cross selling of the BCP Group's products within the SottoMayor network in 2001. Commissions and fees for banking services also benefited from increases in prices charged for some of our services, and from charging fees for some services previously rendered without charge. In addition, the volume of commission based transactions increased, reflecting the implementation of our new multi-product, multi-channel distribution model.

Other Non-Interest Income

Other non-interest income was 618,729 thousands of euros for the year ended December 31, 2002, compared to 491,033 thousands of euros for the year ended December 31, 2001 and 555,937 thousands of euros for the year ended December 31, 2000. The following table shows the principal components of other non-interest income for the three years ended December 31, 2002:

                                                                                 Year ended December 31,
                                                                          ------------------------------------
                                                                            2002            2001         2000
                                                                          -------         -------      -------
                                                                                  (in thousands of euros)
      Income from securities
           Income from the trading account securities(1)                       --              96           --
           Income from investment account securities(2)                    16,415          21,356       31,638
           Income from investments(3)                                     123,548         118,555      153,662
                                                                          -------         -------      -------
                                                                          139,963         140,007      185,300
                                                                          -------         -------      -------
      Other income
           Income from services(4)                                         77,098          71,684       61,771
           Recovery of charged off loans and interest                     107,132          79,613       68,268
           Checks and reimbursement of expenses(5)                         48,998          52,037       46,350
           Income from leasing operations                                   2,692           5,472        7,908
           Gains from the sale of other investments and fixed assets       92,156(6)       21,792       43,065
           Gain from the sale of Millennium Bank                               --              --       59,319
           Distribution and management fees(7)                             33,161          24,949       29,812
           Recovery of expenses(8)                                         54,664          49,816       23,595
           Real estate revenues                                             4,548             862        1,878
           Other                                                           58,317(9)       44,801       28,671
                                                                          -------         -------      -------
                                                                          478,766         351,026      370,637
                                                                          -------         -------      -------

      Total                                                               618,729         491,033      555,937
                                                                          =======         =======      =======

----------
(1) Income from trading account securities includes dividends on shares in our portfolio of trading account securities.
(2) Income from investment account securities includes dividends on shares in our portfolio of investment account securities.
(3) Income from investments includes profits from associated companies consolidated under the equity method.
(4) Income from services includes advisory fees, principally related to investment banking.
(5) Checks and reimbursement of expenses include fees on the issue of checks and amounts received related to expenses paid by BCP on account of customers.
(6) Includes 85,470 thousands of euros of gains on the sale of premises to BCP's pension fund.
(7) Distribution and management fees include amounts paid by Seguros e Pensoes to distribute its products through BCP's distribution networks and amounts paid by the BCP Group's companies due to shared management costs.
(8) Recovery of expenses includes amounts received related to expenses paid by BCP on account of customers in previous years.
(9) Includes 13,515 thousands of euros of gains on the sale of shares to BCP's pension fund.

Other non-interest income increased 26.0% to 618,729 thousands of euros for the year ended December 31, 2002, from 491,033 thousands of euros for the year ended December 31, 2001, principally as a result of increased recoveries of charged off loans and interest as well as a non-recurring gain from the sale of premises.

Income from investments increased 4.2% to 123,548 thousands of euros for the year ended December 31, 2002, from 118,555 thousands of euros for the year ended December 31, 2001, as a result of an increase in profits generated by Bank Millennium (formerly Big Bank Gdanski) to 23,763 thousands of euros for the year ended December 31, 2002, from 5,929 thousands of euros for the year ended December 31, 2001, despite its decline in profitability in the fourth quarter of 2002. This increase in income from investments was offset in part by a decline in profits from other associated companies and lower dividends received, principally resulting from lower dividends received from EDP, and a decreased shareholding in Brisa - Auto-Estradas de Portugal, S.A. Income from investment account securities decreased 23.1% to 16,415 thousands of euros for the year ended December 31, 2002, from 21,356 thousands of euros for the year ended December 31, 2001, principally as a result of the decline in overall price levels in the equity capital markets.

We recognized a non-recurring gain of 85,470 thousands of euros from the sale of premises to our pension fund, pursuant to our strategy of employing capital in our most profitable activities. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". Recoveries of charged off loans and interest increased 34.6% to 107,132 thousands of euros for the year ended December 31, 2002, from 79,613 thousands of euros for the year ended December 31, 2001, principally as a result of the effectiveness of our units specialized in loan recovery that recovered some high-value overdue loans in 2002.

Income from services increased 7.5% to 77,098 thousands of euros for the year ended December 31, 2002, from 71,684 thousands of euros for the year ended December 31, 2001, as a result of increased advisory fees from investment banking. Income from checks and reimbursement of expenses decreased 5.8% to 48,998 thousands of euros for the year ended December 31, 2002, from 52,037 thousands of euros for the year ended December 31, 2001, principally as a result of a decrease in the use of checks, resulting from customers' increasing preference for using other means of payment.

Other non-interest income decreased 11.7% to 491,033 thousands of euros for the year ended December 31, 2001, from 555,937 thousands of euros for the year ended December 31, 2000, principally as a result of a decline in income from securities. Income from investments declined 22.9% to 118,555 thousands of euros the year ended December 31, 2001, from 153,662 thousands of euros the year ended December 31, 2000, principally due to a decline in profits from associated companies consolidated under the equity method, principally Eureko, resulting from efforts by Eureko to integrate acquisitions it made in 2000, as well as the impact of the decline in overall price levels in the equity capital markets.

Income from investment account securities decreased 32.5% to 21,356 thousands of euros for the year ended December 31, 2001, from 31,638 thousands of euros for the year ended December 31, 2000, principally as a result of the decline in overall price levels in the equity capital markets.

For the year ended December 31, 2000, we recognized a non-recurring gain of 59,319 thousands of euros from the sale of other investments and fixed assets in respect of the sale of our holding in Millennium to Big Bank Gdanski.

Operating Expenses

Operating expenses were 1,707,378 thousands of euros for the year ended December 31, 2002, compared to 1,445,175 thousands of euros for the year ended December 31, 2001 and 1,577,239 thousands of euros for the year ended December 31, 2000. The following table summarizes the principal components of operating expenses for the years ended December 31, 2002:

                                                 Year ended December 31,
                                         ---------------------------------------
                                            2002           2001           2000
                                         ---------      ---------      ---------
                                                 (in thousands of euros)
      Salaries                             680,594        657,218        667,149
      Pensions                             103,902         70,140         76,771
      Other administrative costs(1)        529,251        509,034        475,231
      Depreciation                         174,024        147,891        142,955
      Other operating expenses(2)          219,607         60,892        215,133
                                         ---------      ---------      ---------
                                         1,707,378      1,445,175      1,577,239
                                         =========      =========      =========

----------
(1) Other administrative costs include rent, advertising, supplies, communication expenses, travel expenses and consulting fees.
(2) Other operating expenses includes charges relating to commissions and fees earned on banking operations of 89,989 thousands of euros, 79,714 thousands of euros and 64,571 thousands of euros for the years ended December 31, 2002, 2001 and 2000, respectively. See"- Other Operating Expenses" below.

      2002 Compared to 2001

      Operating expenses increased 18.1% to 1,707,378 thousands of euros for the year ended December 31, 2002, from 1,445,175 thousands of euros for the year ended December 31, 2001, principally as a result of an increase in other operating expenses, and, to a lesser extent, an increase in salaries, pensions, depreciation and other administrative costs.

      Salaries increased 3.6% to 680,594 thousands of euros for the year ended December 31, 2002, from 657,218 thousands of euros for the year ended December 31, 2001, as a result of the development of our international projects, some of which required hiring a significant number of employees. In Greece, NovaBank's staff increased to 850 employees at December 31, 2002 from 678 employees at December 31, 2001. The increase in salaries in 2002 was offset in part by the effects of our continuing rationalization efforts in Portugal which we implemented following the acquisitions we made in 2000. The number of employees assigned to our business in Portugal remained stable at 14,072 as of December 31, 2002, compared to 14,103 as of December 31, 2001.

      Pension fund expenses increased 48.1% to 103,902 thousands of euros for the year ended December 31, 2002, from 70,140 thousands of euros for the year ended December 31, 2001, principally as a result of a decline in the market value of pension fund assets (which, under the new regulations, resulted in amortization of the unrecognized actuarial losses).

      Other administrative costs increased 4.0% to 529,251 thousands of euros for the year ended December 31, 2002, from 509,034 thousands of euros for the year ended December 31, 2001, principally as a result of the expansion of our international business, in particular due to the impact of rents, communications, maintenance of equipment, insurance premiums and consulting fees.

      Depreciation charges increased 17.7% to 174,024 thousands of euros for the year ended December 31, 2002, from 147,891 thousands of euros for the year ended December 31, 2001, principally as a result of the growth of the distribution network of some of our subsidiaries implementing geographic expansion programs, particularly NovaBank in Greece. The increase in depreciation was also due to a significant increase in amortization of software, resulting from an increase in investment in software relating to our use of the Internet to offer remote banking services.

      Other operating expenses increased to 219,607 thousands of euros for the year ended December 31, 2002, from 60,892 thousands of euros for the year ended December 31, 2001, principally as a result of a charge-back in 2001 of 159,270 thousands of euros previously charged to provisions for contingent liabilities which did not materialize. See "- Other Operating Expenses" below.

      2001 Compared to 2000

      Operating expenses decreased 8.4% to 1,445,175 thousands of euros for the year ended December 31, 2001, from 1,577,239 thousands of euros for the year ended December 31, 2000, principally as a result of a decrease in other operating expenses from 215,133 thousands of euros for the year ended December 31, 2000 to 60,892 thousands of euros for the year ended December 31, 2001, principally due to a charge-back in 2001 of 159,270 thousands of euros previously charged to provisions for contingent liabilities which did not materialize. See "- Other Operating Expenses" below. The decline in operating expenses was also due, to a lesser extent, to a decrease in salaries and pension fund costs.

      Salaries decreased 1.5% to 657,218 thousands of euros for the year ended December 31, 2001, from 667,149 thousands of euros for the year ended December 31, 2000, resulting from the rationalization program we began following the acquisitions we made in 2000.

      Pension fund costs decreased 8.6% to 70,140 thousands of euros for the year ended December 31, 2001, from 76,771 thousands of euros for the year ended December 31, 2000, also reflecting our rationalization program, which involved a reduction of 4,523 employees in Portugal during 2000 and 2001. The number of employees assigned to our business in Portugal declined 12.4% from 16,099 as of December 31, 2000 to 14,103 as of December 31, 2001.

      Other administrative costs increased 7.1% to 509,034 thousands of euros for the year ended December 31, 2001, from 475,231 thousands of euros for the year ended December 31, 2000, as a result of the expansion of our international businesses as well as our efforts directed at promoting the quality of our service through the repositioning of our major brands, the SottoMayor brand in particular. These effects more than offset the cost reductions generated by the centralization of certain back office functions in ServiBanca.

      Depreciation charges increased 3.5% to 147,891 thousands of euros for the year ended December 31, 2001, from 142,955 thousands of euros for the year ended December 31, 2000, as a result of the growth of our business abroad. The increase in depreciation charges in 2001 was offset in part by the effects of our continuing efforts to centralize several of our business support units into ServiBanca.

Other Operating Expenses

Other operating expenses were 219,607 thousands of euros for the year ended December 31, 2002, compared to 60,892 thousands of euros for the year ended December 31, 2001 and 215,133 thousands of euros for the year ended December 31, 2000. The following table sets forth the main components of other operating expenses for the three years ended December 31, 2002:

                                                                        Year ended December 31,
                                                                 --------------------------------------
                                                                   2002           2001           2000
                                                                 --------       --------       --------
                                                                        (in thousands of euros)
      Commissions
           Guarantees                                                 575          1,234            360
           Credit and commitments                                     926            472            121
           Banking services                                        45,503         22,795         31,071
           Securities operations                                    5,973          7,761          9,360
           Other services                                          37,012         47,452         23,659
                                                                 --------       --------       --------
                                                                   89,989         79,714         64,571
                                                                 --------       --------       --------
      Other expenses
           Indirect taxes                                          36,827         25,458         11,842
           Capital losses in tangible and intangible assets         2,597          2,017         22,588
           Other                                                   40,435         42,145         45,727
                                                                 --------       --------       --------
                                                                   79,859         69,620         80,157
                                                                 --------       --------       --------
      Other provisions
           For trading account securities                             108            159            523
           For investment account securities                       23,806         14,750         32,770
           For pension costs                                       20,445         65,863        (44,492)
           For other liabilities and charges                       24,873         10,336         62,594
           Miscellaneous provisions                               (19,473)      (179,550)        19,010
                                                                 --------       --------       --------
                                                                   49,759        (88,442)        70,405
                                                                 --------       --------       --------

      Total                                                       219,607         60,892        215,133
                                                                 ========       ========       ========

Other operating expenses increased to 219,607 thousands of euros for the year ended December 31, 2002, from 60,892 thousands of euros for the year ended December 31, 2001, principally as a result of a significantly lower charge-back to miscellaneous provisions and, to a lesser extent, an increase in commissions for banking services. Commissions for banking services increased to 45,503 thousands of euros for the year ended December 31, 2002, from 22,795 thousands of euros for the year ended December 31, 2001, principally due to increased fees and commissions relating to our debit and credit card business, as a result of higher transaction volume. Commissions for other services decreased 22.0% to 37,012 thousands of euros for the year ended December 31, 2002, from 47,452 thousands of euros for the year ended December 31, 2001, as a result of lower commissions paid by Interbanco related to the loans it granted, securitization operations, and lower commissions paid by AF Investimentos to F&C Management Limited ("F&C"), (due to decreased assets under management and decreased fund sales). This decrease in other services expenses was in part offset by an increase in commissions payable to F&C with respect to the outsourcing of the investment function of its asset management business to F&C in the first quarter of 2001 and the outsourcing of the management of the assets of its institutional clients, namely insurers and pension funds, to F&C in the beginning of 2002.

Charges to other provisions for pension costs (non-mandatory pension costs) decreased to 20,445 thousands of euros for the year ended December 31, 2002, from 65,863 thousands of euros for the year ended December 31, 2001, principally as a result of expenses relating to a large number of employees receiving early retirement benefits in 2001 in connection with our rationalization program which we began in 2000.

The increase in charges to other provisions of 49,759 thousands of euros for the year ended December 31, 2002 from a charge-back of 88,442 thousands of euros for the year ended December 31, 2001, resulted from the need to provide for potential losses on securities as a result of declining overall price levels in the equity capital markets and of charges to provisions for pension fund costs recognized during the second quarter resulting from recent regulatory changes. See "Item 5. Operating and Financial Review and Prospects - Overview - Regulatory Changes and Important Accounting Treatments - Changes to Regulations Concerning Banks' Pension Funds" above.

Other operating expenses decreased to 60,892 thousands of euros for the year ended December 31, 2001, from 215,133 thousands of euros for the year ended December 31, 2000, principally as a result of decreased charges to miscellaneous provisions. Charges to miscellaneous provisions for the year ended December 31, 2001 are net of a charge-back of 159,270 thousands of euros previously charged to provisions for contingent liabilities which did not materialize. These contingent liabilities primarily related to tax contingencies resulting from the legal merger of SottoMayor into BCP. For the year ended December 31, 2000, charges to miscellaneous provisions included a one-time charge to provisions for pension fund costs of 34,991 thousands of euros and a charge of 74,820 thousands of euros related to our mortgage loan business, resulting from the transfer of the assets and liabilities of Banco de Investimento Imobiliario, S.A. ("BII") (our mortgage loan subsidiary) associated with the mortgages granted by BCP Group banks other than BII, to BCP. This transfer did not include bonds previously issued by BII, in principal amount of 833 million euros, which were issued to hedge the mortgage loans that were transferred to BCP. Accordingly, we recognized a charge to provisions of 74,820 thousands of euros, corresponding to the difference between the fair value and the face value of these bonds.

Provision for Income Taxes

The provision for income taxes, calculated on an individual basis by the companies forming the BCP Group, was 55,379 thousands of euros for the year ended December 31, 2002, compared to 84,455 thousands of euros for the year ended December 31, 2001 and 129,698 thousands of euros for the year ended December 31, 2000.

Our effective tax rate was lower than our nominal tax rate in the years ended December 31, 2002 and 2001 (13.9% in 2002, 10.4% in 2001 and 16.0% in 2000) as a
result of certain tax losses brought forward from previous years (relating principally to restructuring costs for which we had provisioned in the past), taxation of dividends received, the recording of net of tax income generated by holdings in companies consolidated under the equity method and the recognition of other non-taxable income. We also have additional tax loss carry forwards which expire six years after the year in which the loss was incurred. There can be no assurance we will utilize these tax loss carry forwards prior to their expiration.

According to the rules of the Bank of Portugal, deferred tax assets are not recognized. The Group has adopted SFAS No. 109 "Accounting for Income Taxes" in preparing its U.S. GAAP reconciliation with effect from January 1, 1993. Under SFAS No. 109, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred tax assets on the U.S. GAAP reconciliation.

Minority Interests, Net of Income Taxes

Net income of companies not fully owned by BCP and attributable to third parties, which are recorded under minority interests, decreased 21.6% to 70,738 thousands of euros for the year ended December 31, 2002, from 90,265 thousands of euros for the year ended December 31, 2001, due in part to a decline in the results of the companies in which we have recently invested, in particular NovaBank.

Income from minority interests increased 35.0% to 90,265 thousands of euros for the year ended December 31, 2001, from 66,879 thousands of euros for the year ended December 31, 2000, in part due to a loss of 59,426 thousands of euros by BII related to the restructuring of our mortgage loan business in 2000. Income from minority interests in 2000 includes the results of Banco Mello and SottoMayor in 2000 from their respective acquisition dates until the date we consolidated those entities, and are accounted for as pre-acquisition results, totaling 106,167 thousands of euros in 2000.

Extraordinary Charges to Provisions

For the year ended December 31 2001, we recognized 66,002 thousands of euros as extraordinary costs in respect of our branch network rationalization program. This amount corresponds to the negative difference between book value of branches in our balance sheet and their expected sale value.

Segmental Reporting

The BCP Group addresses various business segments, including retail and corporate banking, investment banking, asset management, specialized credit and consumer credit. Within the scope of our cross-selling strategy, our marketing and distribution networks act as distribution channels for the products and services provided by these business segments. The following review addresses the performance of our main business segments.

      Retail and Corporate Banking

      Retail and corporate banking dominates our business in terms both of business volumes and net income. We conduct this business primarily through our commercial brand networks in Portugal, which act as the marketing and distribution channels within the BCP Group, designed to serve the banking needs of specific groups of our customers. In addition, we conduct retail and corporate banking through several subsidiaries in countries that have a historical connection with Portugal, or in markets that present high growth prospects. These subsidiaries include Banco Comercial de Macau (China), Banco Internacional de Mocambique (Mozambique), Banque BCP (France and Luxembourg), NovaBank (Greece), BPABank (USA), and SottoBank (Canada). In addition, we expect to fully consolidate Bank Millennium (Poland) (in which we increased our holding to 50.0% as of December 31, 2002) into our consolidated financial statements from January 1, 2003.

      The retail and corporate banking segment generated net income of 369,208 thousands of euros for the year ended December 31, 2002, compared to 592,299 thousands of euros for the year ended December 31, 2001 and 1,023,353 thousands of euros for the year ended December 31, 2000. The following table sets forth the principal income statement and balance sheet items of the retail and corporate banking segment for the three years ended December 31, 2002:

                                                                       Year ended December 31,
                                                        --------------------------------------------------
                                                            2002                 2001              2000
                                                        -----------          -----------       -----------
                                                                        (in thousands of euros)
      Income Statement Highlights
           Interest income                                3,372,828            3,884,512         3,546,251
           Interest expense                              (2,209,004)          (2,688,938)       (2,499,735)
           Net interest income                            1,163,824            1,195,574         1,046,516
           Charges to provisions for loan losses           (485,489)(1)         (292,874)         (322,698)
           Non-interest income                            1,208,691            1,078,576         1,919,180
           Operating expenses                            (1,497,296)          (1,255,193)       (1,529,857)
           Income before taxes                              389,730              726,083         1,113,141
           Provision for income taxes                       (36,897)             (67,753)          (89,684)
           Minority interests, net of income taxes           16,375                  (29)             (104)
           Extraordinary charges to provisions                   --              (66,002)               --
                                                        -----------          -----------       -----------
           Net Income                                       369,208              592,299         1,023,353
                                                        ===========          ===========       ===========

      Balance Sheet Highlights
           Total assets                                  70,975,683           72,138,198        67,392,086
           Loans and advances to customers               39,839,471           37,908,948        36,986,271
           Amounts due to customers                      25,632,138           28,208,150        27,912,928

----------
(1)   Includes an additional charge of 190 million euros.

      2002 Compared to 2001

      Net income of our retail and corporate banking segment declined 37.7% to 369,208 thousands of euros for the year ended December 31, 2002, from 592,299 thousands of euros for the year ended December 31, 2001. This decline was principally the result of an additional charge to provisions for general loan losses of 190 million euros resulting from management's estimate of the underlying risks of the BCP Group's activities including increased credit risk and the uncertainties in the equity capital markets as well as the downturn in economic activity. Also contributing to the decline in net income in 2002 was an increase in charges to provisions for pension fund costs resulting from a decline in the market value of pension fund assets (which, under the new regulations, resulted in amortization of the unrecognized actuarial losses), declines in brokerage commissions, commissions related to the distribution of asset management products and on trading gains resulting from declines overall in price levels in the equity capital markets and increased operating costs relating to the development of international projects. The decline in net income was in part offset by our success in preserving a net interest margin of 2.6%, the growth of commissions relating to debit and credit card services, an increase in our mortgage loan portfolio, and rationalization measures implemented following (i) the acquisitions we made during 2000 and (ii) the launch of our operating efficiency program in 2002.

      Loans and advances to customers by our retail and corporate banking segment increased 5.1% to 39,839,471 thousands of euros as of December 31, 2002, from 37,908,948 thousands of euros as of December 31, 2001. The increase in loans to individuals (an increase of 14.0% to 13,907,771 thousands of euros as of December 31, 2002, from 12,202,096 thousands of euros as of December

      31, 2001), and mortgage loans in particular (an increase of 19.5% to 11,239,619 thousands of euros as of December 31, 2002, from 9,405,202 thousands of euros as of December 31, 2001), made a significant contribution to this growth. Amounts due to customers in the retail and corporate banking segment decreased 9.1% to 25,632,138 thousands of euros as of December 31, 2002, from 28,208,150 thousands of euros as of December 31, 2001 primarily as a result of our strategy to shift customers' deposits to higher margin products, including off-balance sheet products. In addition, amounts due to customers decreased during the last quarter of 2002 as a result of the "BCP Capital 2005" issuance of 700 million euros that resulted in a reallocation of funds previously placed in deposits. The decrease in amounts due to customers from 2001 to 2002 also resulted from the temporary increase in deposits that took place at the end of 2001, as customers prepared for the physical introduction of the euro at the beginning of 2002 by depositing significant amounts of cash with the Bank.

      2001 Compared to 2000

      Net income of our retail and corporate banking segment decreased 42.1% to 592,299 thousands of euros for the year ended December 31, 2001, from 1,023,353 thousands of euros for the year ended December 31, 2000. The higher net income earned for the year ended December 31, 2000 reflects the capital gain recognized on the sale of our holding in Seguros e Pensoes to Eureko amounting to 682,233 thousands of euros as well as capital gains totaling 152,406 thousands of euros from the sale of several shareholdings previously held by Banco Pinto & SottoMayor recognized in the unconsolidated accounts of BCP. Both of these amounts were eliminated upon consolidation.

      Volumes increased for the year ended December 31, 2001 compared to the year ended December 31, 2000, in particular volumes of loans and advances to customers which increased 2.5% to 37,908,948 thousands of euros for the year ended December 31, 2001, from 36,986,271 thousands of euros for the year ended December 31, 2000. Excluding the impact of securitization operations (involving the sale of receivables totaling 320 million euros in the commercial and retail banking segment in 2001), loans and advances to customers increased by 3.4% in 2001. Amounts due to customers increased 1.1% to 28,208,150 thousands of euros as of December 31, 2001, from 27,912,930 thousands of euros as of December 31, 2000.

      Investment Banking

      BCP Investimento (prior to July 2000 known as BCPA - Banco de Investimento, and prior to 1999, known as Banco Cisf) is our wholly-owned subsidiary conducting investment banking activities. BCP Investimento is a merchant bank engaged in capital markets, financial consulting, project finance and private equity activities. The investment banking segment generated net income of 35,485 thousands of euros for the year ended December 31, 2002, compared to 26,691 thousands of euros for the year ended December 31, 2001 and 34,374 thousands of euros for the year ended December 31, 2000. The following table sets forth the principal income statement and balance sheet items of the investment banking segment for the three years ended December 31, 2002:

                                                                     Year ended December 31,
                                                        -----------------------------------------------
                                                           2002                2001             2000
                                                        ----------          ----------       ----------
                                                                      (in thousands of euros)
      Income Statement Highlights
           Interest income                                 143,181             153,834          228,489
           Interest expense                               (125,989)           (142,152)        (216,938)
           Net interest income                              17,192              11,682           11,551
           Charges to provisions for loan losses           (11,852)(1)             893            1,314
           Non-interest income                              92,831              61,693          109,296
           Operating expenses                              (50,830)            (42,453)         (76,875)
           Income before taxes                              47,341              31,815           45,286
           Provision for income taxes                      (11,921)             (5,124)         (10,912)
           Minority interests, net of income taxes              65                  --               --
                                                        ----------          ----------       ----------
           Net Income                                       35,485              26,691           34,374
                                                        ==========          ==========       ==========

      Balance Sheet Highlights
           Total assets                                  3,335,083           2,710,323        3,064,088
           Loans and advances to customers                 360,405             363,945          444,838
           Amounts due to customers                        137,614             157,625           25,707

----------
(1)   Includes an additional charge of 10 million euros.

      2002 Compared to 2001

      Net income of our investment banking segment increased 33.0% to 35,485 thousands of euros for the year ended December 31, 2002, from 26,691 thousands of euros for the year ended December 31, 2001, principally as a result of increased commissions related to structured products and equity derivatives, reflecting higher sales by the retail and corporate segment of products tailored by our investment banking segment. This increase was offset in part by lower commissions on brokerage activities resulting from declining overall price levels in the equity capital markets. The control of operating expenses that resulted from the reorganization of our investment banking operations also contributed to the increase in net income of this segment in 2002, as the increase in operating expenses (primarily resulting from an increase in charges to provisions for pension fund costs and from wage increases) was lower than the increase in income.

      The increase in net income in 2002 was offset in part by a charge to provisions for general loan losses of 10 million euros resulting from management's estimate of the underlying risks of the BCP Group's activities including increased credit risk and the uncertainties in the equity capital markets as well as the downturn in economic activity. The increase in total assets in 2002 is attributable to the proceeds from the sale of structured bonds.

      2001 Compared to 2000

      Net income of the investment banking segment declined 22.4% to 26,691 thousands of euros for the year ended December 31, 2001, from 34,374 thousands of euros for the year ended December 31, 2000, principally due to the restructuring of our investment banking business that involved the transfer of former Banco Mello de Investimentos customers to our retail and corporate banking segment during the year ended December 31, 2001. The decrease in total assets in 2001 was mainly attributable to the lower book value of our securities portfolio.

      Asset Management

      We are engaged in the asset management business through AF Investimentos, S.G.P.S., S.A. ("AF Investimentos"), our wholly-owned subsidiary focusing on securities and property unit trust fund management and personalized portfolio management. AF Investimentos distributes products through the BCP Group network. It outsources the investment function of its asset management business and the management of the assets of its institutional clients, namely insurers and pension funds, to F&C.

      In the first quarter of 2001, AF Investimentos outsourced the investment function of its asset management business to F&C. In addition, in the beginning of 2002, AF Investimentos outsourced the management of the assets of its institutional clients, namely insurers and pension funds, to F&C.

      Our asset management segment generated net income of 8,344 thousands of euros for the year ended December 31, 2002, compared to 17,907 thousands of euros for the year ended December 31, 2001 and 28,858 thousands of euros for the year ended December 31, 2002. The following table describes the principal income statement and balance sheet items of the asset management segment for the three years ended December 31, 2002:

                                                                Year ended December 31,
                                                      ---------------------------------------------
                                                         2002             2001              2000
                                                      ----------       ----------       -----------
                                                                (in thousands of euros)
      Income Statement Highlights
           Interest income                                 4,258            7,060             5,123
           Interest expense                                   (2)              (1)              (30)
           Net interest income                             4,256            7,059             5,093
           Charges to provisions for loan losses              (7)              --                 2
           Non-interest income                            50,358           76,631            77,190
           Operating expenses                            (44,979)         (61,203)          (40,892)
           Income before taxes                             9,627           22,487            41,393
           Provision for income taxes                     (1,283)          (4,580)          (12,535)
                                                      ----------       ----------       -----------
           Net Income                                      8,344           17,907            28,858
                                                      ==========       ==========       ===========

      Balance Sheet Highlights
           Total assets                                  128,764          140,236           162,001
           Loans and advances to customers                    --               --                --
           Amounts due to customers                           --               --                --
      Assets under Management(1)                       7,349,370        9,600,657        10,829,615

----------
(1)   Does not include assets managed by F&C.

      2002 Compared to 2001

      Net income of our asset management segment decreased 53.4% to 8,344 thousands of euros for the year ended December 31, 2002, from 17,907 thousands of euros for the year ended December 31, 2001, principally due to the outsourcing of the management of assets of our institutional clients, namely insurers and pension funds, to F&C in the beginning of 2002, leading to a 23% decrease of assets under management from 9,600,657 thousands of euros as of December 31, 2001, to 7,349,370 thousands of euros as of December 31, 2002. The decrease in net income was also the result of a decline in price levels in the equity capital markets which led to a decrease in commissions received, as investors moved towards lower risk investments which provide lower commissions. The decrease in net income was in part offset by lower operating costs resulting from the rationalization program we commenced in 2000. AF Investimentos continued to lead the Portuguese securities investment fund market with a market share of 28.5% as of December 31, 2002. (Source: APFIN - Portuguese Fund Managers Association).

      2001 Compared to 2000

      Net income of our asset management segment declined 37.9% to 17,907 thousands of euros for the year ended December 31 2001, from 28,858 thousands of euros for the year ended December 31, 2000. The decline in net income was due to the outsourcing of the investment function of our asset management business to F&C in the first quarter of 2001 and the decline in overall price levels in the equity capital markets, which affected sales of equity unit trusts in particular.

      Specialized Credit

      We are engaged in the equipment and real estate leasing businesses through Leasefactor, S.G.P.S., S.A., ("Leasefactor") a wholly-owned subsidiary of the BCP Group, which operates through BCPLeasing. In December 2002, BCPFactoring, which had operated as Leasefactor's subsidiary specialized in the factoring business, was merged into the BCP Group. As a result, the factoring business is now included in our retail and corporate banking segment.

      Our specialized credit segment generated net income of 8,652 thousands of euros for the year ended December 31, 2002, compared to 9,409 thousands of euros for the year ended December 31, 2001 and 10,987 thousands of euros for the year ended December 31, 2000. The following table sets forth the principal income statement and balance sheet items of the specialized credit segment for the three years ended December 31, 2002:

                                                                  Year ended December 31,
                                                        --------------------------------------------
                                                           2002             2001             2000
                                                        ----------       ----------       ----------
                                                                  (in thousands of euros)
      Income Statement Highlights
           Interest income                                 148,257          167,248          148,641
           Interest expense                                (97,444)        (122,383)        (105,790)
           Net interest income                              50,813           44,865           42,851
           Charges to provisions for loan losses           (13,846)         (14,554)         (10,900)
           Non-interest income                              20,749           24,971           25,830
           Operating expenses                              (44,478)         (41,027)         (43,595)
           Income before taxes                              13,238           14,255           14,186
           Provision for income taxes                       (4,585)          (4,845)          (3,176)
           Minority interests, net of income taxes              (1)              (1)             (23)
                                                        ----------       ----------       ----------
           Net Income                                        8,652            9,409           10,987
                                                        ==========       ==========       ==========

      Balance Sheet Highlights
           Total assets                                  2,380,995        2,902,117        2,564,543
           Loans and advances to customers               2,305,873        2,860,748        2,487,380
           Amounts due to customers                             --               --               --

      2002 Compared to 2001

      Net income in our specialized credit segment declined 8.0% to 8,652 thousands of euros for the year ended December 31, 2002, from 9,409 thousands of euros for the year ended December 31, 2001, principally due to higher operating costs resulting from increased pension fund charges and increased commissions payable to BCP for the use of its marketing and distribution network. Net income of our specialized credit segment in 2002 does not include the results of our factoring business for December, due to the merger of BCPFactoring into BCP. The decline in net income in 2002 was offset in part by a 13.3% increase in net interest income to 50,813 thousands of euros for the year ended December 31, 2002, from 44,865 thousands of euros for the year ended December 31, 2001, resulting from an increase in volume and a higher interest margin. The decrease in non-interest income in 2002 was principally due to our recognition of income from securitization fees in 2001. Leasefactor continued to lead the leasing and factoring segments in Portugal with market shares of 26.6% and 29.5%, respectively, as of December 31, 2002. (Source: Portuguese Association of Leasing Companies and Portuguese Factoring Association). The decrease in total assets and loans and advances to customers in 2002 was related to the transfer of BCPFactoring business to the retail and corporate banking segment.

      2001 Compared to 2000

      Net income in our specialized credit segment declined 14.4% to 9,409 thousands of euros for the year ended December 31, 2001, from 10,987 thousands of euros for the year ended December 31, 2000, principally due to an increase in charges to provisions for specific loan losses and the poor performance of the leasing business caused by falling car sales in Portugal during 2001. Credit extended by the specialized credit segment increased sharply in 2001 as a result of increased income from our factoring business. Loans and advances to customers stood at 2,860,748 thousands of euros as of December 31, 2001, an increase of 15.0% from 2,487,380 thousands of euros as of December 31, 2000. The increase in total assets in 2001 reflects the growth in credit extended.

      Consumer Credit

      CrediBanco - Banco de Credito Pessoal, S.A., our wholly-owned subsidiary, began operating in November 1994 as our consumer credit bank, aimed at providing credit for the purchase of consumer durables through a sales network consisting of numerous stores.

      In December 1999, we established a partnership with SIVA (renamed SAG
      GEST), which included the joint acquisition of Interbanco, S.A. ("Interbanco"), an institution specializing in car financing for individuals and corporate customers, launched in 1997. We hold 50.0% of Interbanco's share capital, while the remaining 50.0% is held by SAG GEST.

      At the end of 2000, Interbanco centralized the car financing business of the BCP Group at the point of sale, while CrediBanco focused on the remaining consumer credit business.

      Our consumer credit segment generated net income of 9,554 thousands of euros for the year ended December 31, 2002, compared to 17,088 thousands of euros for the year ended December 31, 2001 and 5,264 thousands of euros for the year ended December 31, 2000. The following table sets forth the principal income statement and balance sheet items of the consumer credit segment for the three years ended December 31, 2002:

                                                                 Year ended December 31,
                                                        ----------------------------------------
                                                           2002           2001           2000
                                                        ----------       --------       --------
                                                                   (in thousands of euros)
      Income Statement Highlights
           Interest income                                 114,526         95,294        100,207
           Interest expense                                (57,494)       (30,084)       (26,656)
           Net interest income                              57,032         65,210         73,551
           Charges to provisions for loan losses           (28,411)       (24,276)       (40,253)
           Non-interest income                              54,481         55,333         48,572
           Operating expenses                              (73,256)       (72,983)       (71,397)
           Income before taxes                               9,846         23,284         10,473
           Provision for income taxes                         (261)        (6,195)        (5,207)
           Minority interests, net of income taxes             (31)            (1)            (2)
                                                        ----------       --------       --------
           Net Income                                        9,554         17,088          5,264
                                                        ==========       ========       ========

      Balance Sheet Highlights
           Total assets                                  1,483,934        808,392        933,193
           Loans and advances to customers               1,299,714        693,785        789,108
           Amounts due to customers                        123,881         30,687        115,441

      2002 Compared to 2001

      Net income of the consumer credit segment decreased 44.1% to 9,554 thousands of euros for the year ended December 31, 2002, from 17,088 thousands of euros for the year ended December 31, 2001, reflecting the poor performance of the car market in Portugal, an increase in charges to provisions for general loan losses and increased operating costs due to increased pension fund charges and payments for third-party services related to our debit and credit card business. This decline in net income was in part offset by an increase in commissions relating to debit and credit cards. The decrease in provisions for income taxes in 2002 was due to increased tax efficiency resulting from our securitization operations in 2002.

      2001 Compared to 2000

      Net income of our consumer credit segment increased to 17,088 thousands of euros for the year ended December 31, 2001, from 5,264 thousands of euros for the year ended December 31, 2000, reflecting the strong performance of our lending activity in 2001 as well as losses incurred by Mello Credito in 2000.

B. Liquidity and Capital Resources

Liquidity

We require funds to make loans and advances to customers and to invest in securities. Our primary source of funds is our retail deposit base, which consists primarily of demand and time deposits, securities sold under repurchase agreements (e.g. certificates of deposit) and net proceeds from the issuance of debt securities. In recent years, however, as interest rates have declined, customers have begun to channel their individual savings away from traditional bank products, such as deposits, towards other instruments with higher expected returns, notably off-balance sheet products such as investment funds and capitalization insurance. As a result, amounts due to customers decreased 8.0% to 27,088,044 thousands of euros as of December 31, 2002, from 29,441,050 thousands of euros as of December 31, 2001.

We have various other sources of liquidity, including medium- and long-term bond issues on the international markets (under our U.S.$8 billion Euro Medium Term Note program), commercial paper (through our 3 billion euros program established in 1999) and medium-term structured products (leading to longer terms for customer funds). Amounts outstanding under our Euro Medium Term Note program and commercial paper program as of December 31, 2002 were as follows:

                                                                      Principal Amount Outstanding as of           %
                                            Size of Program                   December 31, 2002               Outstanding
                                     ------------------------------  -------------------------------------  ----------------
      EMTN program                   8,000 million U.S. dollars      6,364.2 million U.S. dollars                79.5%
      Commercial paper program       3,000 million euros             1,056.7 million euros                       35.2%

We also raise funds for our operations through the issuance of ordinary shares, mandatorily convertible securities, convertible subordinated bonds and subordinated bonds as well as through asset securitization operations (through which we sold 466,980 thousands of euros of receivables in 2002 and 1,738,600 thousands of euros of receivables in 2001). We also have access to funds provided by the inter-bank markets and by the Bank of Portugal.

Working capital has been stable for the past 3 years and we see the continued interaction between the various funding instruments (Money Market, Commercial Paper, Medium Term Notes, Asset Backed Securitization and others) as a very reliable means of managing the liquidity position going forward.

There are currently no material commitments for capital expenditures.

As of December 31, 2002, 2001 and 2000, liabilities to our customers exceeded the amount of our liquid assets by approximately 14,800 million euros, 15,200 million euros and 16,200 million euros, respectively. See "Item 3. Key Information - Risk Factors - Our liabilities to our customers exceed our liquid assets". The following table sets forth the most significant components of our cash flows for the three years ended December 31, 2002:

                                                              Year ended December 31,
                                                    --------------------------------------------
                                                       2002             2001             2000
                                                    ----------       ----------       ----------
                                                               (in thousands of euros)
      Cash and due from banks at January 1           1,601,770        1,527,446        1,039,367
      Net cash from operating activities             1,087,058        1,092,750        1,135,852
      Net cash from/(to) investment activities          48,751       (1,396,894)      (7,339,305)
      Net cash from/(to) financing activities       (1,515,115)         378,468        6,691,532
                                                    ----------       ----------       ----------
      Cash and due from banks at December 31         1,222,464        1,601,770        1,527,446
                                                    ==========       ==========       ==========

Net cash used by financing activities was 1,515,115 thousands of euros for the year ended December 31, 2002. This cash outflow in 2002 was due to a decrease in deposits and securities sold under repurchase agreement. The cash outflow in 2002 was offset in part by the issuance of debt securities, which, net of repayments, generated net proceeds of 1,129,041 thousands of euros and also by the proceeds from our issuance of 700 million euros in principal amount of our mandatorily convertible "BCP Capital 2005" securities. Net proceeds from the issuance of debt securities amounted to 2,276,148 thousands of euros in 2001, compared to 4,168,323 thousands of euros in 2000.

Net cash from investment activities was 48,751 thousands of euros for the year ended December 31, 2002. In 2002, net loans increased by 2,875,450 thousands of euros, compared to an increase of 2,127,124 thousands of euros in 2001 and of 7,196,176 thousands of euros in 2000. The purchase of investment securities resulted in an outflow of 5,144,805 thousands of euros in 2002 (compared to an outflow of 12,692,570 thousands of euros in 2001 and of 9,955,149 thousands of euros in 2000), but this was more than offset by the proceeds from sales of investment securities and from maturing investment securities, amounting to 3,662,377 thousands of euros and 2,835,037 thousands of euros, respectively (compared to 13,654,311 thousands of euros and 236,751 thousands of euros in 2001; 6,327,258 thousands of euros and 3,629,044 thousands of euros in 2000).

Portuguese regulations do not establish limits on the ability of consolidated and unconsolidated subsidiaries to transfer funds to the parent company in the form of cash dividends.

The following table sets forth the our contractual obligations as of December 31, 2002, classified according to the time period in which they will become due:

                                              Due within     From 1 to      From 3 to      More than
                                 Total          1 year        3 years        5 years        5 years
                              ----------      ---------      ---------      ---------      ---------
                                                     (in thousands of euros)
      Debt securities(1)      10,472,220      1,642,037      4,461,408      2,480,681      1,888,094
      Subordinated debt        3,143,860        461,804        426,089        177,813      2,078,155
      Preference shares        1,198,199         19,004             --             --      1,179,195
                              ----------      ---------      ---------      ---------      ---------
                              14,814,279      2,122,845      4,887,497      2,658,494      5,145,444
                              ==========      =========      =========      =========      =========

----------
(1)   Excluding commercial paper and certificates of deposit.

As of December 31, 2002, our contractual obligations amounted to 14,814,279 thousands of euros, of which 10,472,220 thousands of euros related to debt securities, 3,143,860 thousands of euros related to subordinated debt and 1,198,199 thousands of euros related to preference shares. Of these amounts, 2,122,845 thousands of euros will become due prior to December 31, 2003, 4,887,497 thousands of euros will become due between January 1, 2004 and December 31, 2005, 2,658,494 thousands of euros will become due between January 1, 2006 and December 31, 2007 and 5,145,444 thousands of euros will become due after January 1, 2007.

Capital Resources

Our capital management policy is designed to ensure a prudent level of capital resources regardless of the rate of growth of our assets. We also seek to allocate capital resources efficiently among BCP and its subsidiaries. Our capitalization and indebtedness as of December 31, 2002, 2001 and 2000 is as follows:

                                                                                 As of December 31,
                                                                  -----------------------------------------------
                                                                      2002              2001              2000
                                                                  -----------       -----------       -----------
                                                                               (in thousands of euros)
      Long term indebtedness
           Long term debt                                           8,830,183         7,899,315         6,926,291
           Subordinated debt                                        3,143,860         2,883,598         1,572,984
                                                                  -----------       -----------       -----------
           Total long term and Subordinated debt                   11,974,043        10,782,913         8,499,275
                                                                  -----------       -----------       -----------

      Shareholders' equity
           Capital stock                                            2,326,715         2,326,715         2,101,563
           Mandatorily convertible notes                              528,207                --                --
           Share premium                                              715,117           715,203           170,130
           Retained earnings and reserves                          (1,381,618)         (854,742)         (451,187)
                                                                  -----------       -----------       -----------
           Total shareholders' equity                               2,188,421         2,187,176         1,820,506
           Minority interests                                       1,355,270         1,347,216         1,280,949
                                                                  -----------       -----------       -----------
           Total shareholders' equity and minority interests        3,543,691         3,534,392         3,101,455
                                                                  -----------       -----------       -----------
      Total capitalization                                         15,517,734        14,317,305        11,600,730
                                                                  ===========       ===========       ===========

Our total capitalization amounted to 15,517,734 thousands of euros as of December 31, 2002, an increase from 14,317,305 thousands of euros as of December 31, 2001 and from 11,600,730 thousands of euros as of December 31, 2000. The increase from December 31, 2001 to December 31, 2002 was mainly the result of the issuance of our mandatorily convertible "BCP Capital 2005" securities in December 2002, and the issuance of long term debt and subordinated debt. These issuances compensated for the decrease in shareholders' equity resulting from payment of dividends, charges to provisions pursuant to the Bank of Portugal's Regulation 4/2002 (relating to strategic investments, i.e. investments in non-consolidated entities which, for 2002 and 2003 will be charged directly to shareholders' equity) and additional goodwill charged against reserves, as described below. The increase in our total capitalization from December 31, 2000 to December 31, 2001 also reflected the issuance of subordinated debt and long term debt, as well as the impact of share capital increases.

Long-term debt increased to 8,830,183 thousands of euros as of December 31, 2002 from 7,899,315 thousands of euros as of December 31, 2001 and from 6,926,291 thousands of euros as of December 31, 2000, mainly attributable to the issuance of bonds under our U.S. $8 billion Euro Medium Term Note program.

Subordinated debt amounted to 3,143,860 thousands of euros as of December 31, 2002, compared to 2,883,598 thousands of euros as of December 31, 2001 and 1,572,984 thousands of euros as of December 31, 2000. The increase from December 31, 2001 to December 31, 2002 resulted from the issuance of the mandatorily convertible "BCP Capital 2005" securities in December 2002 (according to Portuguese GAAP, 171,793 thousands of euros of the total 700 million euros issued was recognized as subordinated debt), and from the issue of 375 million euros in perpetual debt (of which 200 million euros was issued in June 2002 and 175 million euros was issued in November 2002). In 2001, BCP Finance Bank, a wholly-owned subsidiary of BCP, issued 600 million euros of medium term subordinated notes under its Euro Medium Term Note program, and 425 million euros of subordinated bonds, convertible into BCP Shares.

Our share capital was unchanged during the year ended December 31, 2002, but increased twice during the year ended December 31, 2001. The first increase, in March 2001, was from 2,101,563 thousands of euros to 2,269,688 thousands of euros through a rights issue. In April 2001, we further increased our share capital to 2,326,715 thousands of euros through the incorporation of reserves. The increase in share capital in March 2001 increased share premium by 545,073 thousands of euros, from 170,130 thousands of euros as of December 31, 2000 to 715,203 thousands of euros as of December 31, 2001. Our share capital and share premium amounted to 2,326,715 thousands of euros and 715,117 thousands of euros, respectively, as of December 31, 2002, after deducting expenses relating to these issuances of 86 thousands of euros.

Retained earnings and reserves declined to (1,381,618) thousands of euros as of December 31, 2002, from (854,742) thousands of euros as of December 31, 2001 and (451,187) thousands of euros as of December 31, 2000. The decrease in retained earnings and reserves for the year ended December 31, 2002 was principally attributable to movements in reserves resulting from the payment of dividends of 348,000 thousands of euros, bonuses for employees of 28,459 thousands of euros, provisions for investments of 162,940 thousands of euros, other consolidation differences of 153,307 thousands of euros, and a write-down of goodwill amounting to 106,891 thousands of euros. The decrease in retained earnings and reserves from December 31, 2000 to December 31, 2001 was principally due to a write-down of goodwill amounting to 624,227 thousands of euros, mainly related to our shareholdings in Eureko (resulting in a write-down of 487,112 thousands of euros) and in Bank Millennium, formerly named Big Bank Gdanski (resulting in a write-down of 122,696 thousands of euros), and restructuring costs related to the rationalization program of 251,438 thousands of euros.

Minority interests amounted to 1,355,270 thousands of euros as of December 31, 2002, an increase from 1,347,216 thousands of euros as of December 31, 2001 and from 1,280,949 thousands of euros as of December 31, 2000. The increase in minority interests from December 31, 2000 to December 31, 2001 resulted from recording 77,757 thousands of euros of minority interests related to NovaBank in 2001, as a result of the changes to its method of consolidation: in 2001, NovaBank was consolidated into the BCP Group under the purchase method of accounting, whereas in 2000, NovaBank was consolidated under the proportional method.

In January 2003, we announced our proposed distribution of profits, to be presented to the general meeting of shareholders on February 24, 2003. This meeting approved the distribution of 232,671 thousands of euros as dividends, corresponding to a 0.10 euros dividend per ordinary share.

On April 4, 2003, in accordance with the authorization granted at February 24, 2003 by the Annual General Shareholders Meeting, our share capital was increased by 930,685,950 euros through the issuance of 930,685,950 ordinary shares. These ordinary shares were offered to holders of BCP ordinary shares for subscription at a subscription price of 1 euro per ordinary share. The subscription ratio was one proportional right for each ordinary share owned, with the number of new shares that could be subscribed for determined by multiplying the number of proportional rights held by 0.4, rounded down to the nearest whole Share (equivalent to 2 new ordinary shares for each 5 existing ones). The increase in share capital was concluded on March 31, 2003, and the public deed took place on April 4, 2003. The securities offered have were not registered under the Securities Act and were not offered or sold to U.S. persons or in the United States, except pursuant to an exemption from the registration requirements of the Securities Act.

Off Balance Sheet Arrangements

We have entered into securitization transactions under which we sold loans and securities to third parties. Under these transactions, we retained interests in these securitized financial assets mainly in the form of subordinated bonds. For an analysis of these transactions, see note 38l) to the consolidated financial statements.

Derivatives

Our use of to derivatives is linked to our response to the needs of customers, to hedging risks underlying our business, and to proprietary trading, on the basis of the expected evolution of market conditions. The use of derivatives is subject to control mechanisms similar to those used for loan and trading portfolios or, in those cases in which the specific nature of the instruments advises against their breakdown into traditional financial instruments, to special control mechanisms. Market risks are managed on a daily basis and the cash position is analyzed in detail at the weekly meeting of ALCO, the Asset-Liability Committee.

The performance of our derivatives portfolio and of our other trading instruments as a whole is assessed for management purposes, taking into account both realized and unrealized results. We use internationally accepted methods, including mark to market and cost of carry of positions.

Capital Adequacy

The Basel Committee on Banking Regulations and Supervisory Practices, which established a framework for evaluating capital adequacy of international banks, defined a ratio relating a bank's capital resources to its assets and contra-accounts, commitments and contingencies, and weighted according to risk categories. The Basel Committee set minimum recommended capital adequacy standards of 8.0% of total capital and 4.0% of Tier 1 capital.

Based on the Basel Committee's guidelines, our risk-weighted asset ratios for total capital were 10.8% as of December 31, 2002, 9.4% as of December 31, 2001 and 9.2% as of December 31, 2000. The following table presents these risk-weighted asset ratios as of December 31, 2002, 2001 and 2000. In addition, we have included in the table our risk-weighted asset ratios on an adjusted basis to reflect the issuance of 930,685,950 ordinary shares in the rights offering that took place in April 2003 at 1.00 euro per ordinary share and the intended application of the estimated net proceeds of 894,475 thousands of euros.

                                                                               As of December 31,
                                                         --------------------------------------------------------------
                                                              2002            2002             2001            2000
                                                         As adjusted(1)      Actual
                                                         --------------   ------------      ---------------------------
                                                                           (in thousands of euros)
Risk weighted assets                                       40,476,719      40,476,719       41,090,413      43,271,299
Risk weighted off-balance sheet items(2)                    9,407,456       9,407,456        7,766,110       6,108,847
Tier 1 Capital
     Core Tier 1 Capital                                    2,966,493       2,072,018        1,929,372       2,284,063
     Preference Shares                                      1,198,199       1,198,199        1,223,725       1,215,754
     Total Tier 1 Capital                                   4,164,692       3,270,217        3,153,097       3,499,817
Total Capital                                               6,457,101       5,373,626        4,592,808       4,557,918
Risk weighted asset ratios
     Core Tier 1 Capital                                         5.9%            4.2%             3.9%            4.6%
     Total Tier 1 Capital                                        8.3%            6.6%             6.5%            7.1%
     Total Capital                                              12.9%           10.8%             9.4%            9.2%

----------
(1) As adjusted to reflect the issuance of 930,685,950 ordinary shares in the rights offering that took place in April 2003 at the subscription price of
      1.00 euros per ordinary share and the intended application of the estimated net proceeds of 894,475 thousands of euros.
(2) Includes requirements of own funds related to the trading portfolio and to securitizations.

In addition to the Basel Committee's guidelines, we are required to comply with the requirements of the Bank of Portugal. The Bank of Portugal has also set minimum recommended capital adequacy standards of 8.0% of total capital. However, the Bank of Portugal's definition of "own funds" is more restrictive than that of the Basel Committee. Based on the definition of "own funds" established by the Bank of Portugal, our risk-weighted asset ratios were 9.8% as of December 31, 2002, 8.3% as of December 31, 2001 and 8.1% as of December 31, 2000.

Apart from the share capital increase described above, other important changes have taken place since December 31, 2002 or are expected to take place, which will affect our capitalization and regulatory capital position. These include the following:

- Our acquisition of the whole of the share capital of Seguros e Pensoes from Eureko, which took place at March 31, 2003, generated accounting goodwill, which we currently estimate at 403 million euros based on Seguros e Pensoes' estimated embedded value (shareholders' equity plus value in force) as of the acquisition date.

- From January 1, 2003, we fully consolidate Bank Millennium's results of operations in our consolidated financial statements. As of December 31, 2002, Bank Millennium had risk-weighted assets of 4,035 million euros and shareholders' equity of 436 million euros. We have started to consolidate the results of operations of Bank Millennium in our financial statements under the purchase method of accounting with effect from January 1, 2003. Bank Millennium currently owns 10% of the share capital of PZU, a Polish insurance company, with 20% of its share capital being owned by Eureko and the majority being owned by the Polish State. As part of their strategic partnership Eureko and Bank Millennium exercise significant influence over the operations of PZU and consequently the investment in PZU was accounted for in Eureko's and in Bank Millennium's respective financial statements under the equity method. Based on the outcome of ongoing discussions in relation to PZU's future shareholder structure, and the reduction of the shareholding of BCP in Eureko, Bank Millennium will stop accounting for its investment in PZU under the equity method, which would result in no goodwill arising in relation to the investment in PZU.

- From the first quarter of 2003, following changes to the Bank of Portugal's regulations regarding certain shareholdings accounted for on an equity basis, we are required to change the treatment of our holding of 8.5% of the shares of Banco Sabadell for the purposes of calculating our regulatory capital. Prior to 2003, regulations issued by the Bank of Portugal permitted us to add back the full amount of goodwill related to that shareholding (even though it was accounted for on an equity basis) when calculating our Tier 1 regulatory capital, but required us to deduct the full historic cost of our shareholding in Banco Sabadell, S.A. ("Banco Sabadell") from our total regulatory capital. From 2003, the total historic cost of our shareholding in Banco Sabadell (381,695 thousands of euros as of December 31, 2002) will be split into two parts: (i) goodwill (amounting to 218,113 thousands of euros as of December 31, 2002), will be amortized over a four year period in calculating our Tier 1 regulatory capital, and (ii) the balance (amounting to 163,582 thousands of euros as of December 31, 2002), which was deducted from our total regulatory capital. Following the changes in our partnership with Banco Sabadell announced in October 2002, we have stopped the equity accounting treatment of this investment, effective March 31, 2003.

- On February 24, 2003, our shareholders approved our payment of a dividend in respect of the year ended December 31, 2002 in an aggregate amount of 232,671 thousands of euros.

In 2001, the Basel Committee on Banking Supervision issued a proposal for a new Basel capital accord that, once finalized, is intended to replace the current 1998 accord. This proposal focuses on: minimum capital requirements, seeking to refine the measurement framework set out in the 1998 accord; supervisory review of an institution's capital adequacy and internal assessment process; and market discipline, through disclosure to encourage sound banking practices. The new framework is expected to be implemented in 2006. We expect that implementation of the new Basel capital accord will lead to a reduction in our capital requirements.

C. Research and Development

Not applicable.

D. Trend Information

To date this year, we have continued to experience the adverse effects of the decline in capital markets, as our brokerage fees and commissions have declined, and our securities trading gains have been lower, as compared to the same period last year. During the first quarter of 2003, our brokerage fees and commissions and our securities trading gains have significantly declined as compared to the corresponding period in 2002. In addition, as described above, in June 2002, we ceased consolidating Eureko and, as a result, together with the declines in brokerage fees and commissions and securities trading gains, this has caused our consolidated net income for the first three months of 2003 to decline substantially as compared to the corresponding period in 2002. It should be noted that our performance in the first quarter of 2002 was significantly stronger than in other quarters of that year. Our net income for the first quarter of 2003 was in line with net income for the average of the remainder of 2002 (excluding an additional provision of 200 million euros recorded in the fourth quarter of 2002).

Our net income amounted to 95,556 thousands of euros in the first quarter of 2003, up 36.7% from the net income of 69,922 thousands of euros in the last quarter of 2002, excluding the additional provision of 200 million euros referred above. This increase from the last quarter of 2002 resulted mainly from the growth of commissions not related to capital markets and from lower operating costs.

ITEM 6. DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

A. Directors and Executive Officers

Information Concerning the Directors

Set forth below are the name, date of birth, position held with the Bank, year of election and expiration of term of office of each of the Directors who are the executive management of the Bank:

                                                                                                                          Expiration
                                                                                                                Year of   of term of
                 Name                               Date of Birth           Position held with the Bank         election    office
------------------------------------------------------------------------------------------------------------------------------------
Jorge Manuel Jardim Goncalves                      October 4, 1935       Chief Executive Officer,                  1985      2005
                                                                             Chairman of the Board of Directors
Filipe de Jesus Pinhal                             November 7, 1946      Vice-Chairman of the Board of Directors   1998      2005
Christopher de Beck                                March 7, 1946         Vice-Chairman of the Board of Directors   1998      2005
Antonio Manuel de Seabra e Melo Rodrigues          September 3, 1955     Member of the Board of Directors          1995      2005
Antonio Manuel Pereira Caldas de Castro Henriques  September 2, 1957     Member of the Board of Directors          1995      2005
Alipio Barrosa Pereira Dias                        March 10, 1943        Member of the Board of Directors          1998      2005
Alexandre Alberto Bastos Gomes                     August 7, 1955        Member of the Board of Directors          2000      2005
Francisco Jose Queiroz de Barros de Lacerda        September 24, 1960    Member of the Board of Directors          2000      2005
Boguslaw Jerzy Kott                                September 16, 1947    Member of the Board of Directors          2003      2005

      Other positions held by each of the Directors of the Bank are as follows:

      Jorge Manuel Jardim Goncalves

      - Chairman of the Board of Directors of BCP Investimento - Banco Comercial Portugues de Investimento, S.A.

      - Chairman of the Board of Directors of CrediBanco - Banco de Credito Pessoal, S.A.

      -     Chairman of the Board of Directors of Interbanco, S.A.

      - Chairman of the Board of Directors of Banco de Investimento Imobiliario, S.A.

      -     Chairman of the Board of Directors of Banco Expresso Atlantico, S.A.

      -     Chairman of the Board of Directors of Banco ActivoBank (Portugal),
            S.A.

      -     Chairman of the Board of Directors of Banco Comercial de Macau, S.A.

      -     Chairman of the Board of Directors of Leasefactor, S.G.P.S., S.A.

      - Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      - Chairman of the Board of Directors of Seguros e Pensoes Gere, S.G.P.S., S.A.

      -     Chairman of the Board of Directors of Fundacao Banco Comercial
            Portugues

      - Vice-Chairman of Associacao Portuguesa de Bancos, representing Banco Comercial Portugues, S.A.

      -     Chairman of the Board of Directors of Banco Portugues do Atlantico
            (USA), Inc.

      -     Vice-Chairman of the Supervisory Board of Eureko, B.V.

      -     Vice-Chairman of the Supervisory Board of Achmea Holding, N.V.

      -     Member of the Board of Directors of Banco Sabadell, S.A.

      -     Vice-Chairman of the Board of Directors of NovaBank, S.A.

      -     Member of the Board of Directors of Banca Intesa, SpA

      -     Member of the Board of Management of Seguros e Pensoes
            Internacional, B.V.

      -     Member of the Board of Directors of Association Achmea

      -     Member of the Supervisory Board of Bank Millennium S.A.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      Filipe de Jesus Pinhal

      - Vice-Chairman of the Board of Directors of Fundacao Banco Comercial Portugues

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Banco Portugues do Atlantico
            (USA), Inc.

      -     Chairman of the Board of Directors of Fundacao Cupertino de Miranda

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      - Vice-Chairman of the Board of Directors of Banco de Investimento Imobiliario, S.A.

      -     Manager of BII Internacional, S.G.P.S., Lda.

      Christopher de Beck

      - Vice-Chairman of the Board of Directors of BCP Investimento - Banco Comercial Portugues de Investimento, S.A.

      - Vice-Chairman of the Board of Directors of Fundacao Banco Comercial Portugues

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Banco Comercial de Macau, S.A.

      -     Member of the Board of Directors of Banco Portugues do Atlantico
            (USA), Inc.

      -     Member of the Board of Directors of NovaBank, S.A.

      -     Chairman of the Board of Directors of Banque Privee BCP (Suisse),
            S.A.

      -     Chairman of the Board of Directors of F&C Asset Management Holdings,
            B.V.

      -     Member of the Supervisory Board of Bank Millennium S.A.

      -     Member of the Supervisory Board of Banque BCP, S.A.S.

      -     Manager of AF - Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of E - Seguros, S.G.P.S., Lda.

      -     Chairman of the Board of Directors of Chemical, S.G.P.S., S.A.

      Antonio Manuel de Seabra e Melo Rodrigues

      - Vice-Chairman of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Banco ActivoBank (Portugal),
            S.A.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      -     Member of the Board of Directors of Chemical, S.G.P.S., S.A.

      -     Member of the Board of Directors of Banco Portugues do Atlantico
            (USA), Inc.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      Antonio Manuel Pereira Caldas de Castro Henriques

      - Vice-Chairman of the Board of Directors of Seguros e Pensoes Gere, S.G.P.S., S.A.

      -     Member of the Board of Directors of Banco ActivoBank (Portugal),
            S.A.

      -     Member of the Board of Directors of Chemical, S.G.P.S., S.A.

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      -     Member of the Board of Directors of Banco Comercial de Macau, S.A.

      -     Member of the Board of Directors of Banco Portugues do Atlantico
            (USA), Inc.

      - Vice-Chairman of the Board of Directors of Banque Privee BCP (Suisse), S.A.

      -     Manager of AF - Investimentos, S.G.P.S., Sociedade Unipessoal, Lda.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      Alipio Barrosa Pereira Dias

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      - Chairman of the Board of Directors of CVP - Sociedade de Gestao Hospitalar, S.A.

      -     Chairman of the Board of Auditors of Fundacao Oriente

      - Chairman of the Board of Auditors of Associacao dos Oficiais da Reserva Naval

      -     Vice-Chairman of the Board of Directors of Cruz Vermelha Portuguesa

      -     Member of the Board of Directors of Fundacao Portuguesa de
            Cardiologia

      -     Manager of VSC - Aluguer de Veiculos sem Condutor, Lda.

      -     Curator of Fundacao Cidade de Lisboa

      -     Curator of Fundacao O Seculo

      Alexandre Alberto Bastos Gomes

      -     Member of the Board of Directors of Banco Expresso Atlantico, S.A.

      -     Member of the Board of Directors of Banco ActivoBank (Portugal),
            S.A.

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Seguros e Pensoes Gere,
            S.G.P.S., S.A.

      -     Member of the Board of Directors of Managerland, S.A.

      -     Member of the Board of Directors of ONI, S.G.P.S., S.A.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      -     Manager of VSC - Aluguer de Veiculos sem Condutor, Lda.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Member of the Board of Directors of Interbanco, S.A.

      - Member of the Board of Directors of CrediBanco - Banco de Credito Pessoal, S.A.

      -     Member of the Board of Directors of Leasefactor, S.G.P.S., S.A.

      - Member of the Board of Directors of SIBS - Sociedade Interbancaria de Servicos, S.A.

      - Member of the Board of Directors of UNICRE - Cartao Internacional de Credito, S.A.

      Francisco Jose Queiroz de Barros de Lacerda

      -     Member of the Supervisory Board of Bank Millenium S.A.

      -     Member of the Board of Directors of NovaBank, S.A.

      - Member of the Board of Directors of ServiBanca - Empresa de Prestacao de Servicos, A.C.E.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      BoguslawJerzy Kott

      -     Chairman of the Executive Board of Bank Millenium S.A.

      -     Chairman of the Supervisory Board of Dom Maklerski BIG BG SA

      -     Chairman of the Supervisory Board of BIG BG Inwestycje SA

      -     Chairman of the Supervisory Board of Powszechny Zaklad Ubezpieczen
            SA

      -     Chairman of the Supervisory Board of FORIN Sp. z.o.o.

      -     Chairman of the Supervisory Board of BEL Leasing Sp. z.o.o.

      - Manager of BCP Participacoes Financeiras, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Manager of BCP Internacional II, Sociedade Unipessoal, S.G.P.S.,
            Lda.

      -     Manager of BPA Internacional, S.G.P.S., Sociedade Unipessoal, Lda.

      -     Member of the Board of Directors of Fundacao Banco Comercial
            Portugues

      Business Experience of Directors

      Jorge Manuel Jardim Goncalves

            Jorge Manuel Jardim Goncalves has served as our Chairman and Chief Executive Officer since 1985. He holds a degree in Civil Engineering from the University of Oporto. After having lectured at the University of Oporto, Mr. Jardim Goncalves started his banking career at Banco da Agricultura where he held the position of Managing Director by the time the Portuguese banks were nationalized
            (1974). From 1975 to 1976, he worked with Banco Popular Espanol's subsidiary "Compania de Gestion de Industrias". From July 1977 to June 1985, Mr. Jardim Goncalves was a Director of Banco Portugues do Atlantico, and was elected Chairman and Chief Executive Officer of Banco Portugues do Atlantico and of Banco Comercial de Macau in 1979.

      Filipe de Jesus Pinhal

            Filipe de Jesus Pinhal has served as one of our two Vice-Chairmen since 1998. He holds a degree in Finance from the Instituto Superior de Ciencias Economicas e Financeiras (Lisbon). Until 1973, Mr. Pinhal lectured at Instituto Superior de Ciencias Economicas e Financeiras, having started his banking career at Banco da Agricultura and, afterwards, Montepio Geral. In 1985, he left Caixa Geral de Depositos, where he had become a Manager, and joined BCP. Mr. Pinhal was a Manager of BCP until 1988 when he was elected a Managing Director.

      Christopher de Beck

            Christopher de Beck has served as one of our two Vice-Chairmen since 1998. He holds a degree in Economics from the University of Geneve (Switzerland) and a MBA from the European Institute of Business Administration (Fontainebleau, France). After working with Transagraire Portugal, Mr. de Beck started his banking career in 1971 at Banco Portugues do Atlantico where he held positions mainly in the international and information technology areas. He was Head of the Operations and Systems Division at Banco Portugues do Atlantico when he joined BCP. He was elected a Managing Director of BCP in 1988.

      Antonio Manuel de Seabra e Melo Rodrigues

            Antonio Manuel de Seabra e Melo Rodrigues is one of our Managing Directors. He holds a degree in Business and Administration from the University of Lisbon. Mr. Rodrigues began his career with KPMG Peat Marwick as an auditor and consultant in Madrid and London. As a Manager, and later Senior Manager, of KPMG Peat Marwick's Lisbon office, he was responsible for the Banking and Insurance Department. In 1989, he joined BCP as General Manager in charge of Internal Audit and Group Controller. He then ran the Training and Recruiting Department of the Bank and was Head of the Planning and Research Division of the Group. In 1995, he was appointed as a Managing Director of BCP.

      Antonio Manuel Pereira Caldas de Castro Henriques

            Antonio Manuel Pereira Caldas de Castro Henriques is one of our Managing Directors. He holds a Business Administration degree from the University of Paris IX-Dauphine and a MBA from the Universidade Nova de Lisboa. As well as lecturing in the Economics Faculty of the Universidade Nova de Lisboa from 1979 to 1986, Mr. Henriques also worked in the Financial Division of EPSI

      - Empresa de Polimeros de Sines and in the RAR Group. He joined BCP in 1988 and has held positions in the following areas: the marketing department of the Corporate Retail network, asset management, International and Financial Division and NovaRede's coordinating division. He was elected a Managing Director in 1995 and, from 1998, he has also been the Vice- Chairman of Seguros e Pensoes.

Alipio Barrosa Pereira Dias

      Alipio Dias is one of our Managing Directors. He holds a degree in Economics from the University of Oporto. Mr. Dias lectured at the University of Oporto and started his banking career at Banco Borges & Irmao where he headed the Economic Studies Unit from 1974 to 1977. In 1977, he was elected Managing Director of Banco Totta & Acores and was subsequently elected Vice-Chairman. He was Portugal's Secretary of State for Finance from 1978 to 1980, Secretary of State of the Budget from 1981 to 1985 and Vice-Governor of the Bank of Portugal from 1986 to 1988. For the following ten years, he was the Chairman and Chief Executive Officer of Banco Totta & Acores and, from 1993 to 1997, of Credito Predial Portugues. Mr. Dias joined BCP in 1997 and was elected a Managing Director in 1998.

Alexandre Alberto Bastos Gomes

      Alexandre Alberto Bastos Gomes graduated from Oporto University with a degree in Economics. Until 1985, he lectured at the Oporto University and, from 1980, he was also employed with Banco Portugues do Atlantico as a specialist. Between 1986 and 1995, he was responsible for several BCP divisions, and was appointed to the Board of Directors of Nacional Factoring (from 1987 to 1988) and of Banco Banif de Gestion Privada (from 1994 to 1996). He was appointed a Director of Banco Portugues do Atlantico in 1995 and since 1998 he has had a seat on the Board of Directors of SIBS
      - Sociedade Interbancaria de Servicos and of Unicre - Cartao Internacional de Credito. He was elected a Director of BCP in 2000.

Francisco Jose Queiroz de Barros de Lacerda

      Francisco Jose Queiroz de Barros de Lacerda graduated from Universidade Catolica Portuguesa in 1982 with a degree in Business Administration. He started his career in 1982 at Locapor where he remained until 1984, when he moved to Unicre to work in the financial area. He also lectured at Universidade Catolica Portuguesa. Between 1985 and 1987, he was senior specialist and then Manager of the Financial Assistance and Capital Market Services at Cisf - Companhia de Investimentos e Servicos Financeiros (now renamed BCP Investimento). Following this, he joined Hispano Americano Sociedade de Investimentos as Financial Engineering and Capital Market Manager. In 1990, he was elected a Director of UIF - Uniao Internacional Financeira, S.G.P.S., and Chairman of the UIF's Executive Committee. In 1995, he was elected a Director and Chairman of the Executive Committee of Banco Mello and, in 1997, he was appointed Chairman of the Board of Directors. He joined the BCP Group in 2000 as a Director.

Boguslaw Jerzy Kott

      Boguslaw Kott holds a Master of Economics from the Foreign Trade Faculty of Warsaw's Main School of Planning and Statistics, now named Warsaw School of Economics. From 1971 to 1974, he was the deputy head of the Accounting Department of Olsztynskie Fabryki Mebli and, from 1974 to 1989, he was the head of the Foreign Trade and Communication Department of Poland's Ministry of Finance. Mr. Kott became the chairman of the Board of Directors of Bank Millennium (then named Bank Inicjatyw Gospodarczych, S.A. and then BIG Bank Gdanski, S.A.) in 1989 and, in 2003, he joined our Board of Directors.

B. Compensation

Compensation of Directors and Management

The aggregate amount of compensation paid to all Directors and members of management for the financial year ended December 31, 2002 was 188,326 thousands of euros, compared to 173,266 thousands of euros for the financial year ended December 31, 2001 and 154,548 thousands of euros for the financial year ended December 31, 2000. These amounts do not include contributions to the pension plan, which was 5,277 thousands of euros for the financial year ended December 31, 2002 (compared to 5,906 thousands of euros for the financial year ended December 31, 2001 and 4,805 thousands of euros for the financial year ended December 31, 2000).

In accordance with our by-laws, the General Meeting of Shareholders may set a percentage of net income to be distributed to employees. The Board of Directors decides on the most appropriate criteria of allocation among employees. The payment is charged to reserves in the year in which the payment is made. For the financial year ended December 31, 2002, the bonus paid to the Group's Directors and members of senior management amounted to 5,967 thousands of euros (compared to 7,517 thousands of euros for the financial year ended December 31, 2001 and 6,171 thousands of euros for the financial year ended December 31, 2000).

The aggregate pension plan accrued under our pension plan on behalf of our Directors and members of senior management amounted to 9,390 thousands of euros for the year ended December 31, 2002 (compared to 15,850 thousands of euros for the financial year ended December 31, 2001 and 12,464 thousands of euros for the financial year ended December 31, 2000).

C. Board Practices

Information Concerning the Board

Our Board of Directors represents the interests of our shareholders and oversees our business and management. In accordance with Portuguese law, our by-laws set forth the Board's responsibilities and establish various corporate authorizations. Our by-laws also deal with the organization of the Board, which is described below. Our shareholders have the power to amend our by-laws.

According to our by-laws, there must be a minimum of seven and a maximum of thirteen members of our Board of Directors. The number of directors is determined by the General Meeting of Shareholders. All Board members are elected by the General Meeting of Shareholders to a three-year term of office until either reelected (one or more times) by the General Meeting of Shareholders or until their death, resignation or incapacity.

Save in the case of recomposition, the elections for each corporate board shall be by lists, the ballot to be solely in respect of such lists. The lists, indicating the proposing shareholders, must be presented at our registered office no later than 30 days prior to the date scheduled for the general meeting, the agenda of which includes the election of corporate board members, without prejudice to the substitution of members in the event of death or impediment, notice of which must be given immediately accompanied by the necessary information.

A position on any corporate board is incompatible:

- with the holding of office of any nature whatsoever, by appointment to a corporate office or by employment contract, in another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal;

- with direct or indirect ownership of a holding of more than 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or with an affiliate or branch in Portugal; and

- with the holding of office of any nature whatsoever, by appointment to a corporate office or by employment contract, in any other commercial company.

The holding of office on corporate boards or holdings in companies in which we have a direct or indirect holding are excluded from the above incompatibilities, provided that, in the event of exercise of corporate functions, the appointment is effected with the vote of the Bank or of a company controlled by the Bank, or that the Bank or such company gives its agreement.

The incompatibilities referred to above shall constitute an impediment to the exercise of functions in the bank on the Board of which the person shall have been elected. The lasting of this impediment for six months, without an end having been put thereto, shall result in loss of office.

Members of the Board are not entitled to benefits upon termination of their service contracts once the period they have been elected to has expired, without prejudice to eventual benefits upon retirement.

Our Board of Directors holds an ordinary meeting each month, generally attended by all its members. During 2002, our Board of Directors held a total of 23 meetings.

Information Concerning Committees of the Board

Our general meeting of shareholders appoints the audit committee (Conselho de Auditoria) and the compensation committee, while our Board of Directors appoints the internal audit committee. We set out below a description of each such committee and its functions, including the number of Directors serving on each such committee and the number of years they have served.

Audit Committee. The annual general meeting held on February 24, 2003 nominated the audit committee responsible for monitoring the financial performance of the Group and monitoring the risk control procedures of the Group. The Chairman of the audit committee is the Chairman of the Board of Auditors, Ricardo Bayao Horta. The audit committee includes two other members with appropriate experience, who are currently Jose Roquette and Vasco de Mello.

The audit committee is directly responsible for the appointment, compensation and oversight of the work of any registered public accounting firm employed by the Group. The audit committee establishes procedures for the receipt, retention and handling of complaints received by the Bank regarding accounting or auditing matters or internal accounting controls, and the handling of concerns raised by employees regarding accounting or auditing matters. The audit committee will have the authority to engage independent counsel and other advisers, if it determines it necessary in order to carry out its duties.

The Internal Audit Committee. The internal audit committee is a committee of the Board of Directors responsible for defining the strategic guidelines for the internal audit program based on the risk analysis for each period, for the appraisal of the most important auditing issues, namely risk recommendations not yet implemented, for the approval of the global audit program for each year, for analyzing internal customers' satisfaction concerning the internal audit function, for evaluating the efficiency and performance of the Internal Audit Division and for sharing experiences among the Group's institutions insofar as it relates to audit. The internal audit committee meets every four months with the presence of all its members, and consists of the Chairman and Vice-Chairmen of the Board of Directors of the various banks within the Group, the Chairmen of each of our specialized businesses and the Directors of the credit institutions and ServiBanca who are held responsible for internal audit functions. As of December 31, 2002, the members of the internal audit committee were: Jorge Manuel Jardim Goncalves, Filipe de Jesus Pinhal, Christopher de Beck, Alexandre Augusto Morais Guedes de Magalhaes, Antonio Manuel de Seabra e Melo Rodrigues, Antonio Manuel Pereira Caldas de Castro Henriques, Alipio Barrosa Pereira Dias and Alexandre Alberto Bastos Gomes.

The Compensation Committee. According to our by-laws, this committee is responsible for determining the compensation of the members of our corporate boards, as well as for setting the social security plan, other compensations and pensions of the members of the Board of Directors. The compensation committee is appointed by our general meeting of shareholders and its members are normally elected at the same time as our corporate boards. The compensation committee is composed of three of our shareholders and meets at least once a year. As of December 31, 2002, the members of the compensation committee were Antonio Manuel Ferreira da Costa Goncalves, Joao Alberto Ferreira Pinto Basto and Pedro Maria Calainho Teixeira Duarte.

D. Employees.

We employed 14,072 people as of December 31, 2002, compared to 14,103 people as of December 31, 2001 and to 16,099 people as of December 31, 2000. In accordance with our recruiting guidelines, the number of employees we recruited from outside the Bank between 2000 and 2002 was very small. We gave priority to the integration of staff from the institutions we acquired in 2000 and the conclusion of our staff rationalization program, which resulted in a reduction of 2,027 employees between 2000 and 2002.

Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions. Wage negotiations occur yearly. We have not experienced any material labor problems and we believe that relations with employees are generally satisfactory.

Our human resources policies emphasize the importance of the internal rotation of employees as a means of enhancing staff motivation, strengthening the coherence of our corporate culture, fostering the spread of relevant experiences throughout the Group and permanently matching employees' skills and interests to the demands of work functions. On average, employees are relocated to new functions every three years. We provide employees with extensive internal training.

To ensure optimal internal communication of business goals and achievements, there are regular meetings between employees and management. Each manager is responsible for the guidance, appraisal, motivation and career programming of the employees under his or her hierarchical responsibility. We have also implemented an employee satisfaction system, which regularly measures the degree of satisfaction of each employee with his or her responsibilities and with the Bank.

E. Share Ownership

On April 8, 2003, the total number of BCP Shares owned by Directors of the Bank, their spouses and under 18 years old children, was 16,109,511 Shares or 0.5% of total outstanding Shares, as follows:

                                                               Number of Shares
                                                               ----------------

       Jorge Manuel Jardim Goncalves                                  5,509,800
       Filipe Jesus Pinhal                                            1,860,753
       Christopher de Beck                                            1,059,491
       Alexandre Augusto M. Guedes Magalhaes                          1,635,334
       Antonio Manuel Seabra Melo Rodrigues                           1,476,679
       Antonio Manuel P. C. Castro Henriques                            972,365
       Alipio Barrosa Pereira Dias                                      170,000
       Alexandre Alberto Bastos Gomes                                   441,418
       Francisco Jose Queiroz de Barros de Lacerda                      475,000
       Maria d'Assuncao Jardim Goncalves (a)                          2,200,000
       Teresa Maria A. Moreira Rato Beck (a)                              2,329
       Barbara Janet Gray Rodrigues (a)                                  81,442
       Jenifer Ema Gray Rodrigues                                         9,972
       Maria Rosario Salema Garcao Castro Henriques (a)                 201,793
       Catarina Salema Garcao Castro Henriques                            1,141
       Pedro Salema Garcao Castro Henriques                               1,141
       Rita Salema Garcao Castro Henriques                                1,141
       Maria Manuel Felix F. Forte Pereira Dias (a)                         900
       Rosa Amelia Moutinho Martins Barbosa (a)                           1,401
                                                               ----------------
                                                                     16,109,511
                                                               ================

----------
(a)   Spouse

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following tables set out the holders of 2% or more of our share capital as of the dates indicated:

                                                                     As of April 8, 2003
                                                             -----------------------------------
                                                                Number of            Percentage
                                                                Shares(1)               held
                                                             --------------         ------------
    Caixa Geral de Depositos Group                             277,220,780              8.5%
    Banca Intesa Group                                         241,927,653              7.4%
    Eureko Group                                               201,113,209              6.2%
    EDP Participacoes S.G.P.S.                                 142,096,224              4.4%
    ABN Amro Bank Amsterdam                                    116,000,000              3.6%
    Fundo Pensoes Grupo Banco Comercial Portugues              107,686,656              3.3%
    Jose de Mello Group                                        102,374,876              3.1%
    Bansabadell Holding N.V.                                   101,521,394              3.1%
    Friends Provident Group                                     97,372,181              3.0%
    BPI Group                                                   86,153,836              2.6%
    Teixeira Duarte Group                                       81,292,747              2.5%

----------
(1)   Includes Shares held by pension funds, when applicable.

                                                                                          As of March 12, 2002
                                                                                    ----------------------------------
                                                                                       Number of           Percentage
                                                                                        Shares                held
                                                                                    --------------        ------------
   Caixa Geral de Depositos                                                           139,602,893              6.0%
   IntesaBci SpA                                                                      114,133,867              4.9%
   UIF Uniao Internacional Financeira SGPS                                            106,517,326              4.6%
   Eureko Portugal SGPS                                                                84,242,363              3.6%
   Bansabadell Holding NV                                                              78,163,242              3.4%
   Citibank London (General UK Residents Treaty Accounts) (Depositary)                 78,135,227              3.4%
   EDP Participacoes SGPS                                                              67,795,976              2.9%
   IntesaBci Holding International                                                     58,671,600              2.5%
   Companhia de Seguros Mundial Confianca                                              55,509,689              2.4%
   State Street Bank and Trust Company (Depositary)                                    51,993,622              2.2%
   Achmea Holding NV                                                                   47,053,266              2.0%

                                                                                           As of March 20, 2001
                                                                                    ----------------------------------
                                                                                       Number of           Percentage
                                                                                        Shares                held
                                                                                    --------------        ------------
   Companhia de Seguros Mundial Confianca                                             175,479,333              8.3%
   Banca Intesa SpA                                                                   134,702,432              6.4%
   UIF Uniao Internacional Financeira SGPS                                            101,827,349              4.8%
   Banco Sabadell                                                                      70,599,516              3.4%
   Eureko Portugal SGPS                                                                70,252,010              3.3%
   Citibank London (General UK Residents Treaty Accounts) (Depositary)                 68,790,132              3.3%
   Demco Reinsurance Inv. Com.                                                         64,900,000              3.1%
   State Street Bank and Trust Company (Depositary)                                    55,534,914              2.6%
   EDP Participacoes SGPS                                                              50,921,722              2.4%
   Banco Comercial Portugues Cayman Islands (Depositary)                               46,001,995              2.2%
   Achmea Holding NV                                                                   42,500,000              2.0%

Except as set forth in the table above, to the best of our knowledge and belief, no person or entity holds or controls, and there is no official arrangement for the control of, 5% or more of our share capital, except for the holders of Shares representing any such percentage as disclosed above.

According to our by-laws, at a General Meeting of Shareholders, the votes exercised by a shareholder, acting by himself or through a representative (including shareholders that are treated as one shareholder in accordance with, among others, certain provisions of the Portuguese Securities Code in relation to qualified shareholdings), which exceed 10% of the total number of votes represented at such general meeting shall not be counted. This restriction does not include the votes of a shareholder acting in his capacity as a representative of other shareholders.

Our major shareholders do not have voting rights different from our other shareholders.

B. Related Party Transactions

We make loans in the ordinary course of our business within our Group and to related parties. Under the Collective Agreement of Labor for Employees of the BCP Group (the "ACT"), on application by our employees we make loans to our employees at interest rates fixed under the ACT for the particular type of loan sought to be obtained. In addition, while it is our policy not to grant loans to Directors, we do grant loans to those of our executive officers who are members of our senior management and, except for slightly lower interest rates, all of such loans have been granted on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did and do not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2002, loans to members of our senior management amounted to 11,729 thousands of euros, which represented 0.54% of shareholders' equity, compared to 10,600 thousands of euros as of December 31, 2001 (0.48% of shareholders' equity) and to 10,638 thousands of euros as of December 31, 2000 (0.58% of shareholders' equity). While we are not required in Portugal to publicly disclose the individual names of these loan recipients and the amounts thereof, we are able to state that most of these loans are residential mortgages and have been granted for home acquisition.

As of December 31, 2002, the principal loans and guarantees (excluding interbank and money market transactions) we had made to shareholders holding, together with their affiliates, 2% or more of our share capital (who held in aggregate, together with their affiliates, 51.7% of our share capital as of December 31,
2002) amounted to approximately 2,205,579 thousands of euros. Each of these loans was made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

In 2002, we sold buildings, which are used for back office functions related to our banking business, to our pension fund for a purchase price of 401 million euros, pursuant to our strategy of employing capital in our most profitable activities, principally lending. We recognized a non-recurring capital gain of 85,470 thousands of euros on the sale. The terms of the transaction were based on independent real estate valuations. We continue to occupy and use these premises pursuant to a lease with our pension fund, which expires in 10 years and for which we pay rent based on market rates.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements".

Legal proceedings

In the ordinary course of business, BCP and its subsidiaries are defendants or co-defendants in various litigation matters incidental to or typical of the business in which they are engaged. In the opinion of the Bank's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Bank and its subsidiaries' consolidated financial condition and results of operation.

Dividend payment policy

Pursuant to Article 37 of our By-laws:

- Our net income shall be applied as the General Meeting of Shareholders determines, deducting the items that by special law must be used to establish or reinforce reserves or guarantee funds;

- A dividend stabilization reserve shall be established in each fiscal year, up to such limit as the General Meeting of Shareholders determines;

- The General Meeting of Shareholders freely decides by simple majority matters related to the distribution of the profit of the fiscal year, not subject to any obligatory distribution;

- The General Meeting of Shareholders may fix a percentage of profits to be distributed among the employees, it being the responsibility of the Board of Directors to establish the criteria for such distribution.

See "Item 3. Key Information - A. Selected Financial Data - Dividends"

B. Significant Changes

Included in this Report:

See "Item 4. Information on the Bank - A. History and Development of the Bank - Significant Developments in 2003".

Included in Reports on Form 6-K:

- On February 25, 2003, the Bank filed a report on Form 6-K, dated February 24, 2003, announcing that in accordance with the authorization granted by the Annual General Meeting of Shareholders held on February 24, 2003, its Board of Directors would consider and decide upon a rights issue of up to 930 million euros in cash, at an issue price of 1.00 euro per Share;

- On February 28, 2003, the Bank filed a report on Form 6-K, dated February 27, 2003, announcing that the 2002 dividend in the gross amount of 0.10 euros per Share approved at the Annual General Meeting of Shareholders held on February 24, 2003 would be payable on March 14, 2003 to the holders of the Bank's Shares at the record date of March 13, 2003;

- On April 28, 2003, the Bank filed a report on Form 6-K, dated April 22, 2003, announcing the publishing in Portugal of its consolidated financial information for the three-month period ended March 31, 2002;

- On May 27, 2003, the Bank filed a report on Form 6-K, dated May 23, 2003, whereby BCP International Bank Limited, a subsidiary of BCP, announces its intention to redeem all of its outstanding 8% Non-Cumulative Guaranteed Exchangeable Preference Shares, Series A on June 30, 2003, at the redemption price of U.S.$50.00 per share plus U.S.$1.00 per share representing dividends from March 31, 2003 to June 30, 2003;

- On June 12, 2003, the Bank filed a report on Form 6-K, dated June 9, 2003, announcing the it was granted at no cost 2,896,796 new ordinary shares of Banca Intesa SpA following the April 16, 2003 decision of the General Meeting of Shareholders of this Italian bank to distribute treasury stocks to its shareholders. Therefore BCP became the holder of a total 118,751,435 ordinary shares of Banca Intesa SpA, representing 2.007% of its common share capital. For the reason above mentioned this increase in the stake held by BCP did not imply any additional investment.

ITEM 9. The Offer and Listing

A. Listing Details

Pursuant to Instructions to Item 9.A, all information required by Item 9.A is omitted except for information called for by Item 9.A.4 which follows.

Listed Securities

Our ordinary shares are currently listed on Euronext Lisbon, Euronext Amsterdam and the London Stock Exchange. We also have certificates representing our ordinary shares listed on the Frankfurt Stock Exchange and ADSs listed on the NYSE. We are currently reviewing whether to maintain our foreign listings and may decide to focus on our listing on Euronext Lisbon, where the majority of trading in our ordinary shares takes place. In line with this policy, we have publicly announced our intention to de-list our ADSs from the NYSE and to de-register our securities under the Exchange Act.

The ranges of the price of the ADSs on the New York Stock Exchange from 1998 through June 23, 2003 are shown in the following table. Prices have been adjusted to take into account capital stock increases resulting from incorporation of reserves and rights issues through the period hereof.

                                                           Maximum                Minimum
                                                        -------------          ------------
                                                                   (U.S. dollars)
      Annual
            1998                                           35.7791                17.0978
            1999                                           32.2499                23.6093
            2000                                           28.9640                22.0273
            2001                                           25.9946                16.0000
            2002                                           20.1100                 8.9000
            2003 (through June 23)                         12.4400                 6.6400

      Quarterly
            2001
            First Quarter                                  25.9946                21.3214
            Second Quarter                                 23.4000                18.0000
            Third Quarter                                  20.2900                16.0000
            Fourth Quarter                                 20.7000                18.3500

            2002
            First Quarter                                  20.1100                16.0000
            Second Quarter                                 18.2500                16.6000
            Third Quarter                                  17.2200                10.7500
            Fourth Quarter                                 13.8400                 8.9000

            2003
            First Quarter                                  12.4400                7.0000
            Second Quarter (through June 23)                9.2600                6.6400

      Monthly
            December 2002                                  13.8000                11.5100
            January 2003                                   12.4400                10.5300
            February 2003                                  10.7000                 8.4100
            March 2003                                      9.3000                 7.0000
            April 2003                                      8.0500                 6.6400
            May 2003                                        8.5500                 7.0500
            June 2003 (through June 23)                     9.2600                 8.3000

----------
Source: Bloomberg.

On December 31, 2002 there were 6,309,778 ADSs outstanding with the then estimated number of ADR beneficial owners being 296.

On June 23, 2003, the last practicable day prior to the date of this Annual Report, the closing price of our ADSs on the New York Stock Exchange was 9.15 U.S. dollars per ADS.

The following table shows the price ranges of our Shares on the Continuous Market System of Euronext Lisbon from 1998 through June 24, 2003. Prices have been adjusted to take into account capital stock increases resulting from incorporation of reserves and rights issues through the period hereof. Prices prior to November 15, 1999 were also adjusted for the effect of the 5-for-1 stock-split that took place on that date.

                                                           Maximum                Minimum
                                                        -------------          ------------
                                                                      (euros)
     Annual
          1998(1)                                           5.910                  2.832
          1999                                              4.946                  3.971
          2000                                              5.109                  4.357
          2001                                              4.904                  2.991
          2002                                              4.054                  1.527
          2003 (through June 24)                            2.152                  1.230

     Quarterly
          2001
          First Quarter                                     4.904                  4.294
          Second Quarter                                    4.670                  3.705
          Third Quarter                                     4.170                  2.991
          Fourth Quarter                                    4.188                  3.580

          2002
          First Quarter                                     4.054                  3.250
          Second Quarter                                    3.661                  3.098
          Third Quarter                                     3.179                  1.884
          Fourth Quarter                                    2.518                  1.527

          2003
          First Quarter                                     2.152                  1.240
          Second Quarter (through June 24)                  1.600                  1.230

     Monthly
          December 2002                                     2.500                  1.964
          January 2003                                      2.152                  1.741
          February 2003                                     1.795                  1.375
          March 2003                                        1.630                  1.240
          April 2003                                        1.350                  1.230
          May 2003                                          1.440                  1.270
          June 2003 (through June 24)                       1.600                  1.410

---------------
Source: Bloomberg.
(1) The Share price information for 1998 has been restated in euro using the official conversion rate of 1.00 euro to 200.482 escudos.

On June 24, 2003, the last practicable day prior to the date of this Annual Report, the closing price of our ordinary shares on Euronext Lisbon was 1.55 euros per ordinary share.

Trading suspensions that took place during the last three years are set forth below. These suspensions were due to relevant facts that the Supervising Authorities thought might interfere artificially with the market value of the shares, according to Portuguese securities law.

- 2000, January 25 / 26: Information concerning to the merger of Banco Portugues do Atlantico and Banco Mello with BCP;

- March 31 / April 3, 2000: information concerning the agreement BCP made with Caixa Geral dos Depositos in order to buy Banco Pinto & Sotto Mayor.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently listed on Euronext Lisbon, Euronext Amsterdam and the London Stock Exchange. We also have certificates representing our ordinary shares listed on the Frankfurt Stock Exchange and ADSs listed on the NYSE. We are currently reviewing whether to maintain our foreign listings and may decide to focus on our listing on Euronext Lisbon, where the majority of trading in our ordinary shares takes place. In line with this policy, we have publicly announced our intention to de-list our ADSs from the NYSE and to de-register our securities under the Exchange Act.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

BCP was established through a notarial deed dated June 25, 1985, inscribed in the Oporto commercial registry under number 40043. The Bank is recorded in the Special Registry of Banks at the Bank of Portugal with registration number 33 and its fiscal identification number is 501525882. Pursuant to Article 3 of its Bylaws, the issuer's corporate purpose is to "engage in banking activities, within such latitude as may be consented."

Any shareholder having directly or indirectly acquired a qualified shareholding in the Bank that would reach or exceed 10%, 20%, 33% or 50% of the capital of the Bank shall communicate such acquisition to the Bank's Board of Directors, within seven business days of the acquisition, evidencing timely compliance with the legally established requirements. The Board of Directors shall forward the communication received together with a copy of the items enclosed therewith to the Chairman of the Board of the General Meeting of Shareholders, who shall inform the General Meeting at the beginning of the first assembly to occur. The acquisition of shares matching or exceeding 2% of the Bank's capital must also be communicated by the holder to the Board of Directors within seven business days.

According to the Bank's By-laws, the exercise of functions in any corporate body is incompatible either with the exercise of functions in another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch or with the direct or indirect ownership of a participation exceeding 10% of the share capital or voting rights of another credit institution with a registered office in Portugal or having in Portugal any affiliate or branch. The exercise of the functions of a Director is further incompatible with the exercise of functions in any other commercial company, except for companies in which the Bank directly or indirectly owns a participation, provided that the appointment is effected with the vote of the Bank or of a company controlled by the Bank or that the Bank or such company expresses its consent thereto.

At a General Meeting of Shareholders, votes by a shareholder, by himself or through a representative (including shareholders as part of a group as defined in the By-laws), which exceed 10% of the total votes corresponding to the Bank's capital present or represented in the General Meeting of Shareholders shall not be counted, as more fully described in the By-laws. However, this restriction does not include the votes by a shareholder in the capacity of representative of other shareholders.

The resolution of the General Meeting of Shareholders shall be passed by a majority of the votes cast, except in cases where a qualified majority is required by a legal or statutory provision. Portuguese law requires the affirmative vote of 2/3 of the votes cast, either on first or on second call, regardless of the number of shareholders present or represented at either. Under the By-laws of the Bank, the resolutions upon merger, split-up and transformation of the Bank must be approved by three-fourths of the votes cast, either on first or on second call, regardless of the number of attending or represented shareholders. A resolution for the dissolution of the Bank may only be passed with the affirmative votes by shareholders representing 75% of the Bank's paid-up share capital. The amendment of both these provisions requires the approval of a qualified majority set forth in each such provisions.

With the aim of allowing shareholders to monitor more closely the development of the Bank's activities and to preserve the autonomy and professionalism of its management, a corporate body was organized. The Senior Board is comprised of the chairmen of other corporate bodies - the General Meeting of Shareholders, the Board of Directors and the Board of Auditors - and by representatives of the shareholders elected for three-year periods at the General Meeting of Shareholders, and can be re-elected one or more times. The Senior Board considers and renders a prior opinion regarding general management policies, activity plan, budgets and annual investment plans, annual reports and accounts, requests to convene General Meetings of Shareholders and proposals or reports to be submitted thereto, increases in share capital, the co-opting of members of the Board of Directors, change of the registered office, projected splits, mergers and transformations of the Bank and proposals to considerably enlarge or reduce activities or to make substantial organizational changes. The Senior Board shall also provide a prior opinion in respect of such matters as may be submitted to it by the Chairman of the Board of Directors.

C. Material Contracts

See "Item 19. Exhibits".

D. Exchange Controls

General

There are no restrictions in Portugal on the import or export of capital and there are also no restrictions on the Bank in foreign exchange dealing with other domestic or foreign institutions subject only to maximum foreign exchange exposure limitations established for banks by the Bank of Portugal.

International Capital Flows

Since December 16, 1992, there have been no foreign exchange controls directly or indirectly applied to either residents or non-residents of Portugal.

Except as described below in "Reporting of Substantial Shareholdings", the acquisition by a non-resident of Portugal of shares of a Portuguese company is not subject to any previously required prior notification by the acquiring person to any Portuguese governmental authority or agency. If the acquisition is considered to be a "foreign investment operation" ("operacao de investimento estrangeiro") as set forth in Decree-law 321/95, of November 28, 1995, the foreign investor and the issuing entity are required to make a post-acquisition informational filing with the competent authority, which is ICEP-Investimentos, Comercio e Turismo de Portugal ("ICEP") within 30 days after the operation is effected. A "foreign investment operation" is defined under this Decree-law as an act or contract made by a non-resident individual or corporate entity which has the purpose or the effect of creating, maintaining or reinforcing stable and long-lasting economic links with a Portuguese company. For the purpose of this Decree-law, there is a presumption that a stable and long lasting economic link exists when the total amount of the participation of non-resident individuals or corporate entities exceeds 20% of the share capital of the company or when the participation held by a single non-resident individual or corporate entity exceeds 10% of the share capital of that company. This filing with ICEP is required for statistical and administrative purposes.

All securities accounts of non-residents of Portugal must be maintained with a Portuguese financial institution with the opening and monthly activities of such accounts being reported to the Bank of Portugal for statistical purposes. In the case of transactions with a value of 249,398.95 euros or more, the resident involved in the transaction must provide statistical information to the Bank of Portugal within 10 business days of the closing of the transaction. Alternatively, the information may be provided by a bank acting on behalf of its client.

Control of Substantial Shareholdings

Prior notification to the Bank of Portugal is required of any investor seeking to acquire or to increase any direct or indirect shareholdings that would reach or exceed 5%, 10%, 20%, 33% or 50% of the share capital or the respective voting rights of any credit institution (or that in any other way transforms the credit institution into a subsidiary ("filial")), including the Bank. The Bank of Portugal has a period of three months in which to object to the proposed acquisition or changes in shareholdings above these thresholds, if it is not demonstrated that the intended shareholder can guarantee prudent management of the credit institution. Prior notification is required to be provided whenever such shareholder wishes to reduce its shareholding below these thresholds. In addition, within 15 days of the occurrence of such event, a subsequent communication by a shareholder effectively acquiring or reducing below such thresholds is required to be given to the Bank of Portugal. Such subsequent notification obligation is also applicable whenever at least 2% of the share capital or the respective voting rights of the credit institution are acquired.

Under the Portuguese Company Law, any company that is a shareholder holding at least 10% of the share capital of another company must notify such company whenever it acquires or disposes of such company's outstanding share capital. In addition, under the Portuguese Securities Code, a shareholder of a public company ("sociedade com o capital aberto ao investimento do publico" or "sociedade aberta") must notify such company, the CMVM and Euronext Lisbon whenever it (together with other persons whose shareholding is deemed to be attributable to it) acquires 10%, 20%, 1/3, 50%, 2/3 and 90% of the voting rights corresponding to the company's share capital and whenever such shareholder's ownership exceeds or drops below such thresholds (such shareholdings being considered as "Qualified Shareholdings"). In addition, a shareholder of a listed company has the disclosure obligation referred to above also if it acquires 2% or 5% of the voting rights corresponding to such company's share capital and whenever such shareholder's ownership exceeds or reduces below those two thresholds. However, in relation to shareholdings of 2% and 5%, CMVM may exempt the company from making such announcement, provided the shareholder (i) is a member of a regulated market situated or operating in an European Community Member; (ii) holds the shares temporarily, in view of the respective sale; and (iii) declares that, with the acquiring voting rights, it does not intend to exercise influence on the company's management.

The above mentioned notifications must be given within a period of three days from the date of the acquisition or disposal. Immediately upon receiving notice of such acquisition or disposal, the issuing entity is required to make a public announcement containing such information.

The obligations of communication and announcement referred to above may be fulfilled by companies in a dominant or group relationship with the entity subject to such obligations.

Under the Portuguese Company Law, in the event of reciprocal shareholdings equal to or in excess of 10% of each company's share capital, both companies are required to notify each other of such shareholdings. The last company to give such notice is prohibited from acquiring any further shares in the other company. If that company does acquire further shares in the other company in breach of this rule, it will be prohibited from exercising any rights attaching to such further shares other than the right to receive any liquidation proceeds in respect of such shares.

Under the Portuguese Securities Code, if a shareholder fails to make a mandatory takeover bid when obliged to do so (which obligation generally arises when a shareholder acquires in excess of one third of the share capital of a public company, subject to certain exceptions), such shareholder is prohibited from exercising any rights attaching to the relevant shares in excess of the applicable threshold which gave rise to the obligation to make such mandatory takeover bid. Such prohibition shall last for a period of five years from the date such obligation arose or until such excess shares have been disposed of.

Investment Limitations of Credit Institutions

Under the EU Second Banking Directive, credit institutions are not permitted to own a qualified shareholding in companies which are not credit or financial institutions exceeding 15% of their own funds. Qualified shareholdings, according to the definition contained in this Directive, include any direct or indirect shareholdings representing 10% or more of the capital or voting rights or making it possible to exercise a significant influence over the management of such company (an "EU Qualified Shareholding"). In addition, the total amount of EU Qualified Shareholdings may not exceed 60% of the credit institution's own funds. The Member States may provide that credit institutions can exceed these investment amounts if the excess investment is fully covered by additional capital that is excluded from the calculation of the credit institution's capital ratio. All credit institutions which have investments in non-banking companies exceeding the permitted amounts will have ten years from the effective date of the provisions implementing the EU Second Banking Directive to reduce their holdings to permissible levels.

Under Portuguese Decree Law 298/92 of December 31, 1992, as amended by the Decree Law 246/95 of September 14, 1995, the Decree Law 232/96 of December 5, 1996, the Decree Law 222/99 of June 22, 1999, the Decree Law 250/2000 of October 13, 2000, the Decree Law 285/2001 of November 3, 2001 and the Decree Law 201/2002 of September 26, 2002, credit institutions are not permitted to hold a qualified shareholding in a non- financial company in an amount which exceeds 15% of its own funds. Qualified shareholdings, according to the definition under Portuguese law, include any direct or indirect shareholdings making it possible for its holder to exercise, solely or by means of special relationship with other holder's voting rights, a significant influence over the management of such company (a "Portuguese Qualified Shareholding"). A significant influence on the management of the company is presumed to exist whenever the holder owns at least 5% of the capital or of the voting rights of a company. Furthermore, credit institutions are not permitted to invest, in the aggregate, more than 60% of their own funds in Portuguese Qualified Shareholdings in non-financial companies. The limits referred to above shall not apply whenever 100% of the amounts by which the shareholding exceed the above limits are covered by own funds and these funds are not included in the calculation of the solvency ratio and other ratios or limits which have own funds as a reference. These limits do not apply to shareholdings in other credit institutions, financial companies or financial institutions, in pension funds managing companies or insurance companies.

In addition, a credit institution may not own, directly or indirectly, for a continuous or interrupted period of over three years, more than 25% of the capital of any single non-financial company. This limit does not apply to shareholdings by a credit institution in other credit institutions, financial companies, financial institutions, ancillary services companies, securitization companies, insurance companies, insurance companies' subsidiaries held in conformity with the applicable law, insurance brokers and mediating companies, pension-fund managing companies, risk capital companies or holding companies which only hold stakes in the companies referred to above.

Dividends, Interest and Proceeds of Sale

All dividends and interest paid on, and the proceeds of sales in Portugal, of shares and securities held by non-residents of Portugal, may in general be converted into any foreign currency and repatriated abroad subject to the payment of required taxes.

E. Taxation

The following is a general summary of certain Portuguese and United States federal tax consequences of the purchase, ownership and disposition of ADSs or Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. In particular, this summary deals only with a U.S. Holder that will hold the ADSs or Shares as a capital asset and who does not own, directly or indirectly, 10% or more of the voting shares of the Bank (including ADSs and Shares) or of any direct or indirect subsidiary of the Bank. This summary does not address the tax consequences to persons who may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold ADSs or Shares as a position in a "straddle" or a "conversion transaction" for U.S. federal income tax purposes, and persons that have a "functional currency" other than the U.S. dollar. Furthermore, this summary does not discuss U.S. federal estate and gift tax considerations or state and local tax considerations. The statements of Portuguese and United States federal tax law set out below are based on the laws in force as of the date of this Annual Report, as well as the income tax treaty between the United States and the Portuguese Republic which entered into force on January 1, 1996 (the "U.S.-Portugal Income Tax Treaty"), and are subject to any changes in United States or Portuguese law or the U.S.-Portugal Income Tax Treaty occurring after the date of this Annual Report, possibly with retroactive effect. At the date of this Annual Report on Form 20-F, there is an income tax treaty in effect between the United States and Portugal but no inheritance or gift tax treaty.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs or Shares that is, for federal income tax purposes, a citizen or resident of the United States, a United States corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or an estate or trust the income of which is otherwise subject to United States federal income tax on a net income basis in respect of the ADSs or Shares. The summary does not address the tax consequences to holders of ADSs or Shares under the laws of any country other than the United States and Portugal, nor does it address the possible effect of any tax treaty between Portugal and a country other than the United States on the acquisition, ownership or disposition of ADSs or Shares. Currently there is no precedent under Portuguese law with respect to the tax consequences of the purchase, ownership and disposition of ADRs and ADSs underlying ADRs. Consequently, the Portuguese tax authorities may take a contrary position to the summary referred below with respect to ADRs and ADSs underlying ADRs. Individuals non-resident in Portugal with a permanent establishment in Portugal should consult their tax advisors with respect to the tax consequences under Portuguese law of their purchase, ownership and disposition of ADSs or Shares attributable to such permanent establishment which are not described in the statements of Portuguese tax law set out below.

For purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of Shares underlying the ADSs evidenced by such ADRs.

Portuguese Income Tax

      Entities not resident in Portugal for tax purposes

      Withholding tax on income: under the Portuguese law, cash dividends paid to an entity that is not resident in Portugal for tax purposes are subject to a withholding tax at a rate of 25% subject to lower rates that may be applicable under the double tax treaty to which Portugal is a party. It is arguable that Portuguese withholding tax could apply to pro rata distributions to shareholders with respect to their ADSs or Shares ("Existing Shares") of either Shares or rights ("Rights") to acquire ADSs or Shares. However, insofar, the Portuguese tax authorities have not taken a position on this point.

      EU Directive n.(degree) 90/435/EEC - The Parent Subsidiaries Directive: in accordance with the Parent/Subsidiaries Directive, as adopted in Portugal, profits distributed to EU resident companies by Portuguese companies will not be subject to withholding tax or substitute gift and inheritance tax, if the non-resident company holds directly at least 25% of the Portuguese company's share capital for two consecutive years. If the two consecutive years requirement is verified after the dividends distribution the non-resident company can apply for the reimbursement of the taxes previously withheld.

      Substitute inheritance and gift tax: in addition to the withholding income tax, under the current Portuguese law gross cash dividends paid on shares of corporations ("Sociedades Anonimas") are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by death or gift.

      Entities resident in Portugal for tax purposes

      Withholding tax on income: as for Portuguese residents, and non-resident entities with a permanent establishment in the Portuguese territory to which income may be attributed, who are holders of either ADSs or the underlying Shares, withholding tax on dividends paid is made at a rate of 15%. The aggregate of the withholding tax and the net cash dividend will be included in the computation of the taxable income of such persons ("imposto por conta").

      Individuals: only 50% of gross cash dividends distributed by resident companies to individuals resident in Portugal for tax purposes will be included in taxable income of such persons.

      Companies: special rules (non applicability of withholding tax and non taxation) are applicable when the Portuguese resident, being a legal person, is a Portuguese venture capital company or is a Portuguese holding company holding a participation for a period of at least one year. Other types of companies that are resident in Portugal for tax purposes benefit from the same regime if they maintain a shareholding of more than 10% of the dividend-paying company (or a lower shareholding if the acquisition price of the participation is of not less than EUR 20,000,000) for a period of at least 1 consecutive year. When such requirements are not met, 50% of the gross cash dividends distributed will be taxable at the level of the shareholder.

      Withholding tax is also not applicable to financial institutions subject to income but exempt from such income tax, pension funds, retirement-savings funds, education-savings funds, retirement/education savings funds, venture capital funds established and operating under Portuguese law, and, subject to certain conditions, charitable and public administrative entities.

      Substitute Inheritance and Gift Tax: under Portuguese law, in addition to the withholding income tax, gross cash dividends paid on shares of Sociedades Anonimas are subject to withholding of Substitute Gift and Inheritance Tax at a rate of 5%. Shares that have been subject to the Substitute Gift and Inheritance Tax are not subject to Portuguese taxes upon transfer by gift or inheritance. Portuguese holding companies , venture capital companies or companies taxed under the special corporate tax regime applicable to groups of companies are not subject to withholding of Gift and Inheritance Tax, in the year to which the profit relates.

Portuguese Taxation on Capital Gains

The description of Portuguese taxation on capital gains in this section takes into account the decree announced by the Portuguese Government at the end of February 2003, which is expected to enter into force in the near future and which repeals the current account regime for financial intermediaries as well as withholding obligations they are subject to.

The taxable amount for the Portuguese capital gains tax purposes corresponds to the aggregate positive difference between capital gains and losses of a person as computed for tax purposes on an annual basis. The gain or loss is computed as the difference between the sales proceeds and the acquisition cost, less any costs incurred in connection with the sale.

      Entities not resident in Portugal for tax purposes

      Several changes have been introduced in the law, under the Budget of the Portuguese state for 2003. Portuguese tax could apply to capital gains resulting from trades effected in ADSs or Rights to purchase ADSs on United States stock exchanges or other dispositions outside Portugal of ADSs or ADSs Rights or Shares Rights by a non-resident who has no connection with Portugal other than ownership of ADSs or Rights to purchase ADSs or Shares. However, the Portuguese tax authorities have not taken a position on this point. Notwithstanding, set forth below are the general Portuguese tax rules applicable to capital gains derived from the sale of shares.

      Individuals: if an individual holder of Shares is not-resident in Portugal for tax purposes (with no permanent establishment in the Portuguese territory to which the capital gains could be attributed), the capital gain arising from the sale of Shares is exempt from Portuguese tax. This tax exemption is not applicable, and tax will be withheld at a rate of 10%, if the non-resident individual is resident in a "Tax Haven" country (included on the "black list" published by the Portuguese Government in Ministerial order nr 1272/2001 of 9 November ).

      Non-resident individuals should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could further reduce or eliminate this tax.

      Companies: if the holder of Shares is a legal entity that is not resident in Portugal for tax purposes (and has no permanent establishment in the Portuguese territory to which the capital gains could be attributed), the capital gain arising from the sale of Shares is exempt from Portuguese tax. This tax exemption is not applicable if more than 25% of the shares of the non-resident entity are held, directly or indirectly, by resident entities in Portugal; or if the non-resident entity is resident in a "Tax Haven" country (included on the "black list" as published by the Portuguese government referred to above) or the capital gain is obtained with the transfer of a qualified shareholding or with the transfer of a company whose assets are primarily real estate located in Portuguese territory.

      A legal entity that is not resident in Portugal for tax purposes that transfers Shares in a transaction subject to Portuguese capital gains tax must appoint a representative in Portugal to file an income tax return with the Portuguese tax authorities on its behalf. However, non-resident entities should check with their own tax advisers whether there is an applicable Double Taxation Treaty, which could reduce or eliminate the applicable tax.

      A legal entity that isn't resident in Portugal for tax purposes will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares attributable to a Portuguese permanent establishment at a rate of up to 33% (30% income tax plus an additional municipal surcharge - "derrama" - of up to 3% for local taxes where applicable).

      A U.S. Holder of ADRs choosing to exchange ADSs for the underlying Shares may be liable for tax on any capital gain arising from a subsequent sale or other disposal of such Shares as discussed above.

      Resident entities in Portugal

      Individuals: There will be no Portuguese tax on the capital gains obtained with the sale of shares acquired on or after January 1, 2003 and held for more than 12 months.

      If shares are not held for this minimum period, capital gains will be subject to tax at a rate of 10%. Individuals resident in Portugal may elect to include those gains in the overall taxable income of the relevant year.

      Companies: a Portuguese resident other than an individual will be subject to tax on capital gains arising from the sale of Shares or ADSs or Rights to purchase ADSs or Shares at a rate of up to 33% (30% income tax plus an additional municipal surcharge - "derrama" - of up to 3% for local taxes where applicable). Companies may exclude from taxation 50% of the capital gains realized on the disposal of shares provided that:

      - The shares have been held for a minimum one year period and those shares represent at least 10% of the company's share capital (or a lower shareholding if the acquisition price of the participation is at least EUR 20,000,000).

      - The sales proceeds are reinvested until the end of the second fiscal year following the receipt of the gains in the acquisition of ordinary shares in companies or civil companies under commercial form, or in certificates issued by the Portuguese Republic, or in the acquisition manufacturing or construction of fixed assets used for a company's activities, provided that such ordinary shares and such certificates issued by the Portuguese Republic are held for a minimum period of one year; and

      - The transfer of the participation giving rise to capital gains should not be made to entities resident in a "Tax Haven" country (included on the "black list" as published by the Portuguese Government referred to above), or to entities that are connected ("relacoes especiais") with the company making the disposal.

      If the reinvestment of the sales proceeds referred to above is not made until the end of the second fiscal year following the receipt of the gains, the 50% portion of the capital gains initially excluded from taxation, as referred to above, will be considered as taxable gain for such fiscal year, with tax accruing at a rate of 15%.

      Capital gains and capital losses incurred by Portuguese holding companies or venture capital companies from the transfer of shareholdings held for a period of not less than one year, are not taxable, nor are the financial costs incurred with the respective acquisition. This regime is not applicable where the transferred shares have been acquired (i) from connected entities ("relacoes especiais") or (ii) from entities resident in a "Tax Haven" country as defined above or (iii) from entities resident in Portugal but subject to a special regime of taxation and not holding the participation for a minimum period of 3 years.

Portuguese Substitute Inheritance and Gift Tax

Portuguese Substitute Gift and Inheritance Tax is imposed on gross cash dividends received in relation to Shares by withholding tax at a rate of 5%. No other Portuguese Substitute Gift and Inheritance Tax is currently imposed on Shares acquired by gift or inheritance. Please refer to the relevant section set out above.

Other Specific Conditions

In the case of persons non-resident for tax purposes in Portugal who hold Shares directly, withholding of tax on income from shares (dividends) may be subject to a rate between 5% and 15% subject to the applicable conditions and rules, pursuant to a tax treaty to which the Portuguese Republic is a party. However, prospective investors should not anticipate a further reduction in withholding taxes pursuant to a tax treaty when such investors hold ADSs (rather than Shares). The Portuguese Republic has signed several double taxation treaties, including (but not limited to) treaties with the following countries: Republic of Austria, the Kingdom of Belgium, Brazil, Bulgaria, Cabo Verde, Canada, the Republic of China, the Czech Republic, the Republic of Finland, the Republic of France, Germany, the Republic of Hungary, India, the Republic of Ireland, the Republic of Italy, Luxembourg, Macao, Mexico, the Kingdom of Morocco, the Republic of Mozambique, the Netherlands, the Kingdom of Norway, Poland, Romania, Russia, Singapore, the South Korea, the Kingdom of Spain, the Swiss Confederation, Tunisia, the United Kingdom, the United States of America and Venezuela. The rates of withholding tax on dividends under the Portugal-US tax treaty vary between 5% to 15% depending on the particular circumstances of the U.S. holder that is capable of obtaining treaty benefits. Portugal has also signed double taxation treaties with other countries which are not yet in force and others are in negotiation.

Persons qualifying for a reduced rate of withholding tax pursuant to a double tax treaty to which the Portuguese Republic is a party may be able to apply to us to have their dividends paid subject to that reduced rate of withholding tax, subject to complying with certain administrative requirements. Alternatively, such persons may, subject to complying with certain administrative requirements, apply to the Portuguese tax authorities for a refund of tax when it is overheld. Consequently, purchasers of ordinary shares should consult their own tax advisors with respect to their qualification for a reduced rate of withholding under a particular tax treaty.

Portuguese Transfer Fees and Taxes

For share transactions which take place on the Stock Exchange, the following transfer fees and taxes generally apply:

Type of Fee                            Fee
------------------------------------   --------------------------------------------------
Stock Exchange Fee                     0.15% of trade value for listed shares
Brokerage Fee or Bank Commission(1)    Negotiable
Bank Settlement Fee                    Negotiable
Stamp Duty                             4% of Bank Settlement Fee and Brokerage Fee(4)

For securities transactions which take place off the market (i.e., over the counter), the following transfer fees and taxes generally apply:

Type of Fee                            Fee
------------------------------------   --------------------------------------------------
Stock Exchange Fee                     0.5% of trade value for listed shares(2)(3)
Brokerage Fee(1)                       Negotiable
Bank Settlement Fee                    Negotiable
Stamp Duty                             4% of Bank Settlement Fee and Brokerage Fee(4)

----------
(1) Acquiring legal title to securities requires the participation of a Portuguese official stockbroker or other person authorized under Portuguese law to record the transfer of title. For over the counter trades, a broker may not necessarily be engaged (a financial institution may register the trade) and no brokerage fee would therefore be payable (although other settlement fees may replace it).
(2) With the exception of certain situations, like transfer resulting from mergers, divisions, entries in kind on an incorporation of a company or on a capital increase, in which case a fee of 0.15% will be applicable.
(3) If the value resulting from the 0.5% rate being applied to the value of the transaction is above 200,000 euros, the fee due will be such value of 200,000 euros.
(4) With the exception of commissions paid by credit institutions and financial companies (as defined in the European legislation) resident in the EU or in another Country other than a "Tax Heaven" Country (as defined in a "black list" published by the Portuguese Government in Ministerial Order nr. 1272/2000, of 9 November).

Such fees will also apply upon transfer of title to Shares from the Depositary to a holder of ADRs in exchange for the ADSs underlying such ADRs and upon any later sale of such Shares by such holder. In accordance with the terms of the Deposit Agreement, any fees of official Portuguese stockbrokers, Portuguese duties, or other Portuguese taxes or fees which might be payable on future deposits or withdrawals of Shares will be charged by the Depositary to the person to whom ADRs are delivered against such deposits or to whom Shares are delivered upon exchange of ADSs.

No value added tax will be imposed on the transfer of Shares or ADSs.

United States Federal Income Taxation

The following is a summary of certain United States federal income tax considerations relating to the acquisition, ownership, and disposition of ordinary shares by a U.S. Holder (as defined below). This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, investors that will hold ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. This summary assumes that investors will hold their ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). You are urged to consult your tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

      General

      For purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or
      (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

      Dividends

      Subject to the application of the passive foreign investment company rules discussed below, any cash distributions paid by us (including the amount of any Portuguese tax withheld) out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in your gross income upon receipt. Cash distributions in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in euros should equal the U.S. dollar value of such euros on the date of receipt of such distribution, regardless of whether the euro is actually converted into U.S. dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of euro generally will be U.S. source ordinary income or loss. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

      Dividends received on the ordinary shares will be treated as foreign source "passive" or, in the case of certain holders, "financial services" income for United States foreign tax credit purposes. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of the portion of any Portuguese withholding taxes imposed on dividends received on the ordinary shares that is not refunded to you pursuant to the income tax convention between Portugal and the United States (the "Treaty"). If you do not elect to claim a foreign tax credit for Portuguese income tax withheld, you may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. You will not be entitled to claim a foreign tax credit with respect to the portion of any Portuguese tax that may be refunded to you pursuant to the Treaty.

      It is unclear whether the Portuguese 5% substitute gift and inheritance tax would be considered a creditable foreign income tax or a deductible foreign tax for United States federal income tax purposes. Our United States counsel believes that the tax may be considered a creditable foreign income tax or, in certain circumstances, a deductible foreign tax. The United States Treasury Department Technical Explanation of the Treaty states that Portugal's characterization of the substitute tax as a gift and inheritance tax does not affect the determination as to whether the tax is creditable for United States federal income tax purposes. However, it is possible that the United States Internal Revenue Service (the "IRS") may take the position that the tax is not a creditable foreign income tax for United States federal income tax purposes. In addition, the IRS may take the position that the tax is a non-deductible gift and inheritance tax for United States federal income tax purposes. You are urged to consult your tax advisors regarding the creditability or deductibility of the Portuguese substitute gift and inheritance tax for United States federal income tax purposes.

      Sale or Other Disposition of Ordinary Shares

      Subject to the application of the passive foreign investment company rules discussed below, you will recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares.

      Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of capital losses may be subject to limitations.

      Passive Foreign Investment Company Rules

      In general, we will be classified as a passive foreign investment company (a "PFIC") for any taxable year if either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. If we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC income and asset tests as owning our proportionate share of the assets of the other corporation, and as receiving directly our proportionate share of the other corporation's income.

      Passive income generally includes interest, dividends, annuities, capital gains and other investment income.

      The definition of passive income contains an express exception for income derived in the active conduct of a banking business by a qualified bank (the "banking exception"). We believe, however, based on our current and anticipated operations and composition of our assets, that we should not be classified as a PFIC for United States federal income tax purposes under the banking exception, although no assurance can be given in this regard. This determination is based, in part, upon (i) certain proposed Treasury regulations which are not yet in effect (the "Proposed Regulations") and administrative pronouncements from the IRS, each of which is subject to change and (ii) our regulatory status under Portuguese law, our lending activities to Portuguese customers, and deposits we receive from Portuguese customers. Although we believe that we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS would adopt such interpretation. Finally, because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be considered a PFIC in the current or any future taxable year. In addition, there can be no assurance that the Proposed Regulations will be finalized in their current form.

      If we were classified as a PFIC for any taxable year during which you held ordinary shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125% of the average annual distributions received by you in the three preceding taxable years) or your holding period for the ordinary shares, if shorter, and (ii) any gain realized on the sale or other disposition, including a pledge, of ordinary shares. Under the PFIC rules:

      - the excess distribution or gain would be allocated ratably to your holding period for the ordinary shares;

      - the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are treated as a PFIC would be treated as ordinary income;

      - the amount allocated to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year, would be subject to tax at the highest tax rate in effect applicable to you for that year; and

      - the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year.

      As an alternative to the rules described above, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the ordinary shares are actively traded on a "qualified exchange". Under applicable Treasury regulations, a "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and in respect of which certain other requirements are met. If you make this election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ordinary shares at the end of the taxable year over the adjusted tax basis of the ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

      If you own ordinary shares during any year that we are a PFIC, you must file an annual IRS Form 8621. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

      Information Reporting and Backup Reporting

      In general, you will be subject to information reporting with respect to dividend payments and the proceeds of a sale or other disposition of our ordinary shares, and a backup withholding tax may apply to such amounts unless you (i) are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

      You are urged to consult your tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Our By-laws, annual reports and other company documents referred to in this Annual Report on Form 20-F may be inspected at our head office, at Praca D. Joao I, 28, Oporto. In addition, we are subject to certain of the reporting requirements of the Exchange Act. As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, for so long as we are subject to the reporting requirements of the Exchange Act, we will file with the Commission within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.

You may read and copy any document we file with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. You may inspect our electronic filings over the internet at the SEC's homepage at http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 4. Information on the Bank - B. Business Overview - Risk Management - Market Risk Management".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in timely alerting them to the material information relating to us (including our consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

Since the Evaluation Date, there have been no significant changes made in our internal controls or in other factors that could significantly affect these controls.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

                                                                            Page

Report of Independent Public Accountants                                     148

Consolidated Balance Sheets - December 31, 2002 and 2001                     149

Consolidated Statements of Income - Years Ended December 31,
2002, 2001 and 2000                                                          150

Consolidated Statements of Cash Flows - Years Ended
December 31, 2002, 2001 and 2000                                             151

Consolidated Statement of Changes in Shareholders' Equity -
Years Ended December 31, 2002, 2001 and 2000                                 152

Notes to Consolidated Financial Statements - Years Ended
December 31, 2002 and 2001                                                   153

                         BANCO COMERCIAL PORTUGUES, S.A.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of BANCO COMERCIAL PORTUGUES, S.A.

We have audited the accompanying consolidated balance sheets of Banco Comercial Portugues, S.A. and subsidiaries (The "Banco Comercial Portugues Group") as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Banco Comercial Portugues Group at December 31, 2002 and 2001, and the results of their operations and the cash flows for each of the years in the three year period ended December 31, 2002, in conformity with generally accepted accounting principles in Portugal, as referred to in note 1 to the financial statements.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for each of the three years ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001 to the extent summarized in note 38 of the notes to the financial statements.


Lisbon, Portugal
January 21, 2003

KPMG

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                               Years ended December 31,
                                                                                     ----------------------------------------------
                                                                              Notes      2002             2002             2001
                                                                                     -------------   --------------  --------------
                                                                                     (Thousands of
                                                                                     U.S. Dollars)        (Thousands of Euros)
                                                                                     -------------   ------------------------------
ASSETS

   Cash and due from banks                                                              1,281,754        1,222,464       1,601,770
   Deposits with the Central Bank under monetary regulations                    2       1,376,734        1,313,051       2,008,790
   Interest-earning deposits and advances to credit institutions                3       2,956,645        2,819,881       3,842,417
   Treasury bills and other government bonds
        Without repurchase agreement                                                       76,661           73,115         144,673
        With repurchase agreement                                                              --               --              42
   Treasury stock                                                               16            163              156           8,986
   Trading account securities                                                   4         151,042          144,055         255,017
   Investment account securities                                                5       6,193,054        5,906,585       7,049,566

   Loans and advances to customers                                                     48,099,241       45,874,335      43,434,423
   Allowance for loan losses                                                           (1,130,907)      (1,078,595)       (992,522)
                                                                                     ------------    -------------   -------------
       Loans and advances to customers, net                                     6      46,968,334       44,795,740      42,441,901

   Premises                                                                     7         918,480          875,994       1,029,723
   Equipment, other fixed assets and Goodwill                                   8         429,100          409,251         416,972
   Sundry assets                                                                9       3,755,157        3,581,457       3,593,116
                                                                                     ------------    -------------   -------------
             Total Assets                                                              64,107,124       61,141,749      62,392,973
                                                                                     ============    =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

   Due to banks
        Repayable on demand                                                               419,656          400,244         403,676
        With agreed maturity date                                               10     13,358,505       12,740,586      12,765,519
                                                                                     ------------    -------------   -------------
                                                                                       13,778,161       13,140,830      13,169,195
   Due to customers
        Repayable on demand                                                            12,905,237       12,308,285      12,713,301
        With agreed maturity date                                               11     14,982,709       14,289,661      15,984,579
        Securities and other assets sold under repurchase agreement             11        513,868          490,098         743,170
                                                                                     ------------    -------------   -------------
                                                                                       28,401,814       27,088,044      29,441,050

   Debt securities                                                              12     12,094,259       11,534,820      10,718,889
   Accrued interest, other liabilities and provisions                           13      2,820,993        2,690,504       2,645,849
   Subordinated debt                                                            14      3,296,337        3,143,860       2,883,598
                                                                                     ------------    -------------   -------------
             Total Liabilities                                                         60,391,564       57,598,058      58,858,581
                                                                                     ------------    -------------   -------------

   Shareholders' Equity

     Capital stock, fully authorized, subscribed and paid-up                    15      2,439,561        2,326,715       2,326,715
     Mandatorily convertible notes                                              15        553,825          528,207              --
     Share premium                                                              15        749,800          715,117         715,203
     Retained earnings and reserves                                             17     (1,448,627)      (1,381,618)       (854,742)
                                                                                     ------------    -------------   -------------
             Total Shareholders' Equity                                                 2,294,559        2,188,421       2,187,176
   Minority interests                                                           18      1,421,001        1,355,270       1,347,216
                                                                                     ------------    -------------   -------------

             Total Liabilities, Shareholders' Equity and Minority interests            64,107,124       61,141,749      62,392,973
                                                                                     ============    =============   =============

    The accompanying notes are an integral part of these financial statements

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                       Years ended December 31,
                                                                     ---------------------------------------------------------------
                                                               Notes       2002            2002           2001             2000
                                                                     --------------  --------------  --------------   --------------
                                                                     (Thousands of
                                                                      U.S. Dollars
                                                                     except for per               (Thousands of Euros
                                                                     share amounts)           except for per share amounts)
                                                                     --------------  -----------------------------------------------
Interest income
    Interest on loans and advances to customers                          2,568,412       2,449,606       2,761,656        2,358,857
    Interest on trading account securities                                   9,071           8,651          18,088           14,008
    Interest on investment account securities                              170,027         162,162         212,969          231,455
    Interest on deposits in banks                                          385,882         368,032         403,811          440,486
                                                                     --------------  --------------  --------------   --------------
                                                                         3,133,392       2,988,451       3,396,524        3,044,806
                                                                     --------------  --------------  --------------   --------------

Interest expense
    Interest on deposits by banks and other financial
     institutions                                                          579,495         552,689         796,790          699,533
    Interest on customers deposits                                         536,320         511,512         655,919          658,830
    Securities sold under repurchase agreement                              19,654          18,745          12,867            3,006
    Debt securities                                                        606,827         578,757         579,090          430,854
                                                                     --------------  --------------  --------------   --------------
                                                                         1,742,296       1,661,703       2,044,666        1,792,223
                                                                     --------------  --------------  --------------   --------------

Net interest income                                                      1,391,096       1,326,748       1,351,858        1,252,583
   Provision for loan losses                                     19        550,734         525,259         308,701          307,599
                                                                     --------------  --------------  --------------   --------------

Net interest income after provision for loan losses                        840,362         801,489       1,043,157          944,984
                                                                     --------------  --------------  --------------   --------------

Other income
    Commissions and fees on banking operations                   20        617,735         589,161         567,010          639,628
    Net exchange differences                                     21         22,674          21,625          38,973           39,529
    Net gains / (losses) on trading operations                   22         78,860          75,212         117,396          175,208
    Net gains / (losses) on sale of shares in subsidiaries
      and associated companies                                   23             --              --              --           30,195
    Other income                                                 24        648,737         618,729         491,033          555,937
                                                                     --------------  --------------  --------------   --------------
                                                                         1,368,006       1,304,727       1,214,412        1,440,497
                                                                     --------------  --------------  --------------   --------------

Other expenses
    Salaries                                                     25        713,603         680,594         657,218          667,149
    Pensions                                                               108,941         103,902          70,140           76,771
    Other administrative costs                                             554,920         529,251         509,034          475,231
    Depreciation / amortisation                                  26        182,464         174,024         147,891          142,955
    Other expenses                                               27        230,258         219,607          60,892          215,133
                                                                     --------------  --------------  --------------   --------------
                                                                         1,790,186       1,707,378       1,445,175        1,577,239
                                                                     --------------  --------------  --------------   --------------

    Income before income taxes                                             418,182         398,838         812,394          808,242
    Provision for income taxes                                   28         58,065          55,379          84,455          129,698
                                                                     --------------  --------------  --------------   --------------

    Net income                                                             360,117         343,459         727,939          678,544
    Minority interests, net of income taxes                      18        (74,169)        (70,738)        (90,265)         (66,879)
                                                                     --------------  --------------  --------------   --------------

    Income from current activity                                           285,948         272,721         637,674          611,665
    Extraordinary cost                                           29             --              --         (66,002)              --
    Pre-acquisition net income                                   30             --              --              --         (106,167)
                                                                     --------------  --------------  --------------   --------------

Net income attributable to the Bank                                        285,948         272,721         571,672          505,498
                                                                     ==============  ==============  ==============   ==============

Net income per share of capital stock (in units)                              0.12            0.12            0.25             0.31
                                                                     ==============  ==============  ==============   ==============
Weighted average shares oustanding                                   2,326,714,877   2,326,714,877   2,272,727,852    1,609,011,605
                                                                     ==============  ==============  ==============   ==============

    The accompanying notes are an integral part of these financial statements

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years ended December 31,
                                                                 --------------------------------------------------------------
                                                                    2002             2002              2001             2000
                                                                 ----------       ----------       -----------       ----------
                                                               (Thousands of
                                                               U.S. Dollars)                  (Thousands of Euros)
                                                               -------------      ---------------------------------------------
Cash flows arising from operating activities:
    Net income                                                      285,947          272,721           571,672          505,498
                                                                 ----------       ----------       -----------       ----------
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation                                                182,464          174,024           147,891          142,955
        Provision for loan losses and other provisions              602,906          575,018           286,261          378,005
        (Gains) / Losses on sale of equipment                       (93,116)         (88,808)           (4,612)            (685)
        Gains on sale of shares in subsidiaries                          --               --                --          (30,195)
        Net changes in trading securities                           116,344          110,962            13,751          230,484
        Net changes in treasury bills and other government
            bonds and securities under repurchase agreement          75,073           71,600           105,903          (71,782)
        Bonuses paid to employees                                   (29,839)         (28,459)          (28,116)         (18,428)
                                                                 ----------       ----------       -----------       ----------
    Total adjustments                                               853,832          814,337           521,078          630,354
                                                                 ----------       ----------       -----------       ----------
    Net cash provided to operating activities                     1,139,779        1,087,058         1,092,750        1,135,852
                                                                 ----------       ----------       -----------       ----------

Cash flows arising from investing activities:
    Net change in deposits with the Central Bank
      under monetary regulations                                    729,482          695,739          (165,760)         (75,628)
    Net change in interest-earning deposits
      and advances to credit institutions                         1,072,129        1,022,536         1,000,924          863,130
    Investments securities purchased                             (5,394,328)      (5,144,805)      (12,692,570)      (9,955,149)
    Proceeds from sale of investment securities                   3,840,002        3,662,377        13,654,311        6,327,258
    Proceeds from investment securities matured                   2,972,536        2,835,037           236,751        3,629,044
    Net change in loans made to customers                        (3,014,909)      (2,875,450)       (2,127,124)      (7,196,176)
    Acquisition of shares in subsidiaries                          (145,299)        (138,578)         (597,785)      (3,494,811)
    Proceeds from sale of shares in subsidiaries                    149,707          142,782                --        1,850,677
    Acquisition of property and equipment                          (237,567)        (226,578)         (314,458)        (212,743)
    Proceeds from sale of property and equipment                    313,223          298,734            32,261           21,840
    Other, net                                                     (233,861)        (223,043)         (423,444)         903,253
                                                                 ----------       ----------       -----------       ----------
    Net cash applied to investing activities                         51,115           48,751        (1,396,894)      (7,339,305)
                                                                 ----------       ----------       -----------       ----------

Cash flows arising from financing activities:
    Due to banks - Repayable on demand                               (3,598)          (3,432)          (84,841)         260,822
    Due to banks - With agreed maturity date                        (26,143)         (24,934)       (3,258,690)         734,956
    Due to customers - Repayable on demand                         (424,660)        (405,017)          649,329          252,976
    Due to customers - With agreed maturity date                 (1,777,121)      (1,694,918)         (611,870)         754,878
    Securities sold under repurchase agreement                     (265,346)        (253,072)          483,370          251,868
    Proceeds from issuance of debt securities                     3,506,367        3,344,174         2,661,245        5,259,931
    Repayment of debt securities                                 (2,322,567)      (2,215,133)         (385,097)      (1,091,608)
    Proceeds from issuance of commercial paper                    5,933,306        5,658,852           556,066               --
    Repayment of commercial paper                                (6,028,025)      (5,749,189)         (629,507)              --
    Proceeds from issuance of subordinated debt                     395,020          376,748         1,357,426          250,454
    Repayment of subordinated debt                                 (302,264)        (288,282)          (52,312)              --
    Increase in capital stock and share premium                         (90)             (86)          713,198               --
    Mandatorily convertible notes                                   733,950          700,000                --               --
    Dividends paid                                                 (364,878)        (348,000)               --         (150,000)
    Treasury stock                                                    9,258            8,830           119,889          (83,025)
    Other, net                                                     (651,806)        (621,656)       (1,139,738)         250,280
                                                                 ----------       ----------       -----------       ----------
    Net cash provided by financing activities                    (1,588,597)      (1,515,115)          378,468        6,691,532
                                                                 ----------       ----------       -----------       ----------

  Net increase/(decrease) in cash and due from banks               (397,702)        (379,306)           74,324          488,079

  Cash and due from banks at beginning of the year                1,679,456        1,601,770         1,527,446        1,039,367
                                                                 ----------       ----------       -----------       ----------

  Cash and due from banks at end of the year                      1,281,754        1,222,464         1,601,770        1,527,446
                                                                 ==========       ==========       ===========       ==========

Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest                                                     1,837,511        1,752,514         2,139,998        1,355,546
     Income taxes                                                    11,103           10,589            19,815           46,064

    The accompanying notes are an integral part of these financial statements

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                              (Amounts expressed in thousands of Euros)
                                                                              -----------------------------------------

                                                                                Total                       Mandatorily
                                                            Thousands of     Shareholders'      Capital     convertible
                                                            U.S. Dollars        Equity           stock         notes
                                                            ------------     -------------     ---------    -----------
Balance on 31 December, 1999                                  1,901,171        1,813,230       1,000,000            --

  Transfers to reserves:
        Legal reserve                                                --               --              --            --
        Statutory reserve                                            --               --              --            --
  Dividends paid                                               (157,275)        (150,000)             --            --
  Distribution to employees                                     (19,322)         (18,428)             --            --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                 5,663,199        5,401,239       1,042,973            --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                  (538)            (513)             --            --
  Net income for the year                                       530,015          505,498              --            --
  Increase in share capital by the issue
    of 1,665,675 new shares through the
    partial conversion of convertible
    preference shares                                            17,685           16,867           8,308            --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                             35,336           33,702          33,702            --
  Increase in share capital by the issue of
    3,323,947 shares related with the merger
    of BPSM in December, 2000                                    86,364           82,369          16,580            --
  Merger reserve on an unconsolidated basis and
    Goodwill on a consolidated basis and merger
    reserve on individual basis with the merger of:
       - Banco Mello, S.A. (BM)                                (637,531)        (608,041)             --            --
       - Banco Pinto & Sotto Mayor, S.A                      (2,069,420)      (1,973,696)             --            --
       - Banco Portugues do Atlantico, S.A                   (1,086,535)      (1,036,276)             --            --
       - BMI S.G.P.S, S.A                                        (4,867)          (4,642)             --            --
       - Banco Mello Imobiliario S.A                             (7,274)          (6,938)             --            --
       - Mortgage portfolio of BII                               39,448           37,623              --            --
  Restructuring costs and fair-value adjustments
    resulting from the acquisition of Banco Mello
    and BPSM recorded as goodwill                            (1,253,206)      (1,195,237)             --            --
  Goodwill arising on consolidation                          (1,140,664)      (1,087,901)             --            --
  Exchange differences arising on consolidation                  20,171           19,238              --            --
  Other reserves arising on consolidation                        (7,956)          (7,588)             --            --
                                                             ----------       ----------       ---------      --------

Balance on 31 December, 2000                                  1,908,801        1,820,506       2,101,563            --

  Transfers to reserves:
        Legal reserve                                                --               --              --            --
        Statutory reserve                                            --               --              --            --
  Distribution to employees                                     (29,480)         (28,116)             --            --
  Net income for the period                                     599,398          571,672              --            --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001                   749,186          714,531         168,125            --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001                                       --               --          57,027            --
  Costs related with the increase in share capital               (1,796)          (1,713)             --            --
  Restructuring costs related to the rationalisation                 --
    programme of the banking business                          (263,633)        (251,438)             --            --
  Goodwill arising on consolidation                            (654,502)        (624,227)             --            --
  Exchange differences arising on consolidation                  38,138           36,374              --            --
  Other reserves arising on consolidation                       (52,858)         (50,413)             --            --
                                                             ----------       ----------       ---------      --------

Balance on 31 December, 2001                                  2,293,254        2,187,176       2,326,715            --

  Transfers to reserves:
        Legal reserve                                                --               --              --            --
        Statutory reserve                                            --               --              --            --
  Dividends paid                                               (364,878)        (348,000)             --            --
  Distribution to employees                                     (29,839)         (28,459)             --            --
  Net income for the year                                       285,947          272,721              --            --
  Nominal value of 140,000,000 mandatorily convertible
    notes in BCP shares in December 2005                        733,950          700,000              --       700,000
  Debt component of the issue of 140,000,000
    mandatorily convertible notes in BCP shares                (180,125)        (171,793)             --      (171,793)
  Goodwill arising on consolidation                            (112,075)        (106,891)             --            --
  Exchange differences arising on consolidation                (118,409)        (112,931)             --            --
  Provisions to Investments under the regulation
    4/2002 of Bank of Portugal                                 (170,842)        (162,940)             --            --
  Costs related with the increase in share capital                  (90)             (86)             --            --
  Other reserves arising on consolidation                       (42,334)         (40,376)             --            --
                                                             ----------       ----------       ---------      --------

Balance on 31 December, 2002                                  2,294,559        2,188,421       2,326,715       528,207
                                                             ==========       ==========       =========      ========

                                                              (Amounts expressed in thousands of Euros)
                                                            --------------------------------------------

                                                                            Legal and     Other reserves
                                                               Share        statutory      and retained
                                                              premium        reserves        earnings
                                                            ----------      ---------     --------------
Balance on 31 December, 1999                                   587,202         87,431          138,597

  Transfers to reserves:
        Legal reserve                                               --         22,144          (22,144)
        Statutory reserve                                           --            998             (998)
  Dividends paid                                                    --             --         (150,000)
  Distribution to employees                                         --             --          (18,428)
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                4,358,266             --               --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                 (513)            --               --
  Net income for the year                                           --             --          505,498
  Increase in share capital by the issue
    of 1,665,675 new shares through the
    partial conversion of convertible
    preference shares                                            8,559             --               --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                                --             --               --
  Increase in share capital by the issue of
    3,323,947 shares related with the merger
    of BPSM in December, 2000                                   65,789             --               --
  Merger reserve on an unconsolidated basis and
    Goodwill on a consolidated basis and merger
    reserve on individual basis with the merger of:
       - Banco Mello, S.A. (BM)                               (608,053)            --               12
       - Banco Pinto & Sotto Mayor, S.A                     (2,172,942)            --          199,246
       - Banco Portugues do Atlantico, S.A                  (1,536,019)            --          499,743
       - BMI S.G.P.S, S.A                                           --             --           (4,642)
       - Banco Mello Imobiliario S.A                                --             --           (6,938)
       - Mortgage portfolio of BII                                  --             --           37,623
  Restructuring costs and fair-value adjustments
    resulting from the acquisition of Banco Mello
    and BPSM recorded as goodwill                             (532,159)        (8,430)        (654,648)
  Goodwill arising on consolidation                                 --             --       (1,087,901)
  Exchange differences arising on consolidation                     --             --           19,238
  Other reserves arising on consolidation                           --             --           (7,588)
                                                            ----------       --------       ----------

Balance on 31 December, 2000                                   170,130        102,143         (553,330)

  Transfers to reserves:
        Legal reserve                                               --        108,239         (108,239)
        Statutory reserve                                           --          9,926           (9,926)
  Distribution to employees                                         --             --          (28,116)
  Net income for the period                                         --             --          571,672
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001                  546,406             --               --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001                                      --             --          (57,027)
  Costs related with the increase in share capital              (1,333)            --             (380)
  Restructuring costs related to the rationalisation
    programme of the banking business                               --             --         (251,438)
  Goodwill arising on consolidation                                 --             --         (624,227)
  Exchange differences arising on consolidation                     --             --           36,374
  Other reserves arising on consolidation                           --             --          (50,413)
                                                            ----------       --------       ----------

Balance on 31 December, 2001                                   715,203        220,308       (1,075,050)

  Transfers to reserves:
        Legal reserve                                               --         52,000          (52,000)
        Statutory reserve                                           --          9,000           (9,000)
  Dividends paid                                                    --             --         (348,000)
  Distribution to employees                                         --             --          (28,459)
  Net income for the year                                           --             --          272,721
  Nominal value of 140,000,000 mandatorily convertible
    notes in BCP shares in December 2005
  Debt component of the issue of 140,000,000
    mandatorily convertible notes in BCP shares                     --             --               --
  Goodwill arising on consolidation                                 --             --         (106,891)
  Exchange differences arising on consolidation                     --             --         (112,931)
  Provisions to Investments under the regulation
    4/2002 of Bank of Portugal                                      --             --         (162,940)
  Costs related with the increase in share capital                 (86)            --               --
  Other reserves arising on consolidation                           --             --          (40,376)
                                                            ----------       --------       ----------

Balance on 31 December, 2002                                   715,117        281,308       (1,662,926)
                                                            ==========       ========       ==========

    The accompanying notes are an integral part of these financial statements

                            BANCO COMERCIAL PORTUGUES

                 Notes to the Consolidated Financial Statements
                  Years ended December 31, 2002, 2001 and 2000

1.    Accounting policies

a)    Basis of presentation

      Banco Comercial Portugues, S. A. is a public bank, established in Portugal in 1985. It commenced operations on May 5, 1986, and these consolidated financial statements, which have been prepared under the historical cost convention, reflect the results of the operations for the years ended 31 December, 2002, 2001 and 2000. The Bank together with its subsidiary companies is collectively referred to as the Group.

      The years prior to 1998, the Group prepared its consolidated financial statements included in the Form 20-F in accordance with International Accounting Standards. Following discussion with the United States Securities and Exchange Commission, the Group decided that beginning in 1998, its consolidated financial statements for all periods presented would be prepared in accordance with Portuguese Accounting Principles. Such standards provide for the consolidation of the accounts of all subsidiaries, except for those which are engaged in activities which the Bank of Portugal considers dissimilar from the main activity. Accordingly, the Group's insurance subsidiaries are not consolidated but are reflected under the equity method as discussed below.

      As established in the contractual agreements between the Eureko shareholders, the BCP Group under certain conditions had option to, until 1 January 2003, to reacquire 100% of the equity of Seguros & Pensoes at a price to be determined by an independent valuer. In December 2002, the Group exercised this option and agreed to acquire 100% of the share capital of Seguros e Pensoes in exchange for 20.86% of the share capital of Eureko, B.V. plus 150 million in cash. Under the terms of the agreement, it is expected that the transaction, subject to closing conditions and regulatory approvals, will be completed during the first four months of 2003.

      The financial statements of Banco Comercial Portugues, S.A. have been prepared in accordance with generally accepted accounting principles in Portugal, and in compliance with the Portuguese Plan of Accounts for the Banking Sector, as established by the Bank of Portugal including the application of the Directive N.(degree) 86 / 635 / EEC regarding the presentation of accounts by banks and financial institutions and the 7th Directive N.(degree) 84 / 349 / EEC regarding consolidation of accounts.

      The Group's consolidated financial information has been classified in all material respects to comply, as to form, with the disclosure requirements of Article 9 of Regulation S X of the U.S. Securities and Exchange Commission.

      The financial information expressed in U.S. dollars is presented for the convenience of readers and is based on the closing rate of exchange (Noon Buying Rate) at 31 December, 2002 between the U.S. Dollar and the Euro.

b)    Basis of consolidation

      Reference dates

      The Financial Statements reflect the assets, liabilities and results of Banco Comercial Portugues, S.A. and of its subsidiaries, as defined in note 5, as well as the share of results of associated companies, for the years ended 31 December, 2002, 2001 and 2000.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

Investments in subsidiaries

Investments in financial subsidiaries where the interest in the company's share capital or in the voting rights represents more than 50%, and in which the Group exercises control, are accounted using the purchase method of consolidation.

The investments in subsidiaries which either have commercial or insurance activities are excluded from consolidation under the purchase method, taking into consideration Decree-Law 36/92, of March, 28. These investments are accounted under the equity method of consolidation.

The investments in companies for which the activity is long term rental, were accounted under the equity method, because of the nature of their activity, based on the accounts prepared in accordance with the Official Plan of Accounts applicable to non-financial companies.

With the introduction of the Accounting Directive n.(degree) 25, which sets out the criteria for the accounting of financial and operating leases, the accounting policy applicable to the long term rental companies was changed, and therefore since 1 January 2001, the financial statements of these companies accounted for under the equity method in the consolidated financial statements are based on the criteria set out in the referred Accounting Directive.

During 2002, the financial statements of the long term rental companies were consolidated under the full consolidation method in accordance with the regulations of the Bank of Portugal.

Significant intercompany balances and transactions occurring between companies within the Group are eliminated.

Investments in associated companies

Investments in associated companies, in which the share capital interest represents between 20% and 50% and where the Group exercises significant influence are accounted under the equity method. On this basis, the value is equal to the attributable share of income, capital and reserves.

Investments in associated companies, which are less than 20% owned and in which the Group exercises significant influence through participation in management and definition of business strategy are also accounted for under the equity method. Associated companies in which the Group exercises joint control with other shareholders, are consolidated under the proportional method of consolidation.

Goodwill

Goodwill arising on the acquisition of subsidiaries and associated companies is defined as the difference between the cost of the investment and the corresponding share of the fair value of the net assets acquired.

Until 31 December, 1998, goodwill resulting from the acquisition of shares in subsidiaries and associated companies, if positive is recorded as an asset in Intangible assets, or if negative as a liability, in the year of acquisition, being amortised over its expected useful life, not exceeding twenty years.

Since 1 January 1999, goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition.

Resulting from the change of the accounting policy in 1999, on 1 January 2000, unamortised goodwill was charged off against share premium and reserves.

Investments in foreign subsidiaries

On consolidation, assets and liabilities of foreign subsidiaries are translated into Euros at the exchange rates ruling at the balance sheet date. The results of overseas subsidiaries are translated at the weighted average rate of exchange for the year. Translation differences arising from the application of year-end exchange rates to the opening net assets of overseas subsidiaries and to the results for the year are dealt with through reserves.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Other investments

      Until 31 December 2001, investments in companies where the share capital interest represented less than 20% and in which the Group did not exercise significant influence but considered as strategic investments were accounted for at cost and the income from such investments was recognised on a received basis.

      On 30 June 2002, the Bank of Portugal issued Instruction 4/2002, which sets the rules for the provisioning of these investments, which are presented as follows:

      - the set-up of provisions is required whenever the potential losses are higher than 15% of the acquisition cost of the investment. The minimum provision to be constituted corresponds to 40% of the loss that exceeds 15% of the investment and the value not provisioned of this excess is deducted to the own funds for capital adequacy purposes;

      - in accordance with the referred regulation, the set-up of the provisions referred to above, corresponds to 40% of the losses that exceed 15% of the investment, for all investments acquired before 31 December 2001, and depending on the nature of the activity of the company in which the investment is held, the provision is accrued over the following periods:

               Investment                       Period                  %
      -------------------------------         ------------        ------------

      Financial and insurance companies       2002 to 2011        10% per year

      Non financial companies                 2002 to 2004        25% per year
                                              2005                15%
                                              2006                10%

      - the provisions for the years 2002 and 2003 can be charged against reserves for all investments acquired until 31 December, 2001.

c)    Recognition of income and expenses

      Revenues and expenses are recorded on the accrual basis.

      As established by the Bank of Portugal, interest on credit overdue for a period over 30 days not covered by asset-backed guarantees is only recorded as income when received.

      On an unconsolidated basis, profits or losses resulting from the sale of assets between Group companies are recognised in the income statement as long as the transactions are conducted on an arms length basis.

      The accounting policy applied in regard to material loan fees transactions and comissions on guarantees is the accrual of income over their life period.

d)    Specific provisions for loan losses

      The provision against identified doubtful credits is based on the year-end appraisal of overdue loans including the related non overdue amounts and loans subject to restructuring to cover specific credit risks. This provision is shown as a deduction against credit granted.

      The adequacy of this provision is reviewed regularly by the Bank taking into consideration the existence of asset-backed guarantees, the overdue period and the current financial situation of the client.

      The provision calculated under these terms, complies with the requirements established by the Bank of Portugal, in accordance with regulation 3/95, of 30 June, 1995 and regulation 7/2000, of 27 October, 2000.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

e)    General provision for possible loan losses

      This provision is established to cover latent bad and doubtful debts which are present in any loan portfolio, including guarantees, but which have not been specifically identified as such.

      The general provision for possible loan losses is in accordance with regulation 3/95, of 30 June and regulation n.(degree) 2/99 of 15 January of the Bank of Portugal.

f)    Provision for country risk

      The provision for country risk is in accordance with regulation 3/95, of the Bank of Portugal, and is based on the Instruction 94/96, of 17 June, 1996, of the Bank of Portugal, which indicates the provision which is necessary for credit risk in each country, including the adoption of changes made to paragraph 2.4 of the referred Instruction published in October 1998.

g)    Securitization operations

      The assets, securities and credit portfolio, transferred under securitization programmes are derecognised from the consolidated balance sheet of BCP Group with the respective gain or loss, calculated as the diference between the proceeds from the sale and the book value of the assets transfered, being recognized in the profit and loss account in the period.

      The retained interests, in the form of Notes, acquired by the Group as part of these transactions are accounted for in accordance with the accounting policy described in note 1 h). Other assets acquired are accounted for at acquisition cost.

      As established in the Instruction 27/2000 of the Bank of Portugal, the Group makes provisions in its own financial statements in the same terms as if the loans and securities transferred were accounted in the respective balance sheet up to a maximum amount equivalent to the acquisition cost of the Notes and other assets acquired.

h)    Securities

      Securities are classified according to the following criteria:

      Trading account securities

      These securities are acquired for the purpose of being traded for a term not exceeding six months.

      Fixed income securities are revalued daily at market value, including interest accrued. Interest and the difference on revaluation are recorded as income or expense in the period to which they relate. In the absence of the market value fixed income securities are valued at the acquisition cost plus accrued interest, based on nominal interest rate.

      Variable income securities, which are quoted, are valued at the market value. Unquoted securities are valued at the lower of cost or estimated realisable value.

      Investment account securities

      These securities will not be traded within a six months period from the acquisition date.

      Fixed income securities issued at their nominal value, are recorded at cost. Interest is accrued based on the nominal value and the applicable interest rate for the period. The premium or discount is amortised over the period to maturity.

      As established by the Bank of Portugal in regulation 3/95, of 30 June, 1995, potential losses resulting from the difference between cost and market value are provided for.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Shares and bonds are recorded at cost. A provision is created to cover potential losses resulting from the difference between cost and market value.

      In accordance with the Portuguese Plan of Accounts for the Banking Sector provisions are presented in the balance sheet as deductions to the securities portfolio.

      Securities portfolio held to maturity

      These securities are acquired for the purpose of being held to maturity.

      This securities portfolio, includes exclusively fixed income securities, with unchanged interest rate, the 'zero coupons' with fixed redemption date and issued by the entities mentioned in section 1.1 of paragraph 15 of the Bank of Portugal regulation 3/95.

      This portfolio only includes securities with a call option if the strike price is at least equal or higher than the nominal value at redemption date. Securities portfolio held to maturity are recorded at cost and interest, is accrued based on the nominal value and the applicable interest rate for the period. The premium or discount is amortised over the period to maturity.

      Trading securities are transferred to the security portfolio held to maturity at market value.

      Investment securities are transferred to the security portfolio held to maturity at the book value net of specific provisions.

      In the transfer of trading and investment securities to the portfolio held to maturity, the difference between the redemption value and the book value is accrued over the period to maturity, and accounted as gains or losses in the statement of income.

i)    Foreign exchange and derivatives transactions

      Assets, liabilities and commitments expressed in foreign currency, are accounted in accordance with the following criteria:

      Spot position

      This represents the net balance of assets and liabilities in the same foreign currency, spot transactions awaiting settlement, and forward exchange contracts where the settlement date is in the two subsequent working days.

      This balance is valued daily at the average daily rate. Exchange differences are accounted for as gains or losses in the statement of income.

      Forward exchange position

      This represents the net balance of forward exchange contracts awaiting settlement, excluding those transactions where the settlement date is up to the two subsequent working days.

      These contracts are revalued at the forward exchange rates applicable to their maturities. If these rates are not available, the revaluation is calculated by reference to the interest rates applicable to the contracts' remaining maturities.

      Exchange differences are accounted for as gains or losses in the statement of income in the period in which they occur.

      Cash in hand in foreign currency

      Foreign currency is revalued on a daily basis, using the exchange rates published by the Bank of Portugal. The exchange differences are accounted for as gains or losses in the statement of income.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Swap transactions

      The spot and forward elements of these transactions are not revalued. The premium or discount is amortised up to maturity, and accounted for as gains or losses in the statement of income.

      The swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, being the amount derecognised in the maturity of the amounts.

      Interest rate swaps

      Interest receivable and payable is accrued over the period of the contract. Trading contracts are valued at market based on discounted cash-flows determined after applying the market rates.

      The interest rate swap transactions are registered in Obligations and future commitments for the notional amount of the contracts, being the amount derecognised in the maturity of the amounts.

      Forward rate agreements (FRA's)

      Forward rate agreements are recorded as future commitments considering the notional amount until the expiring date.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

      Options and futures

      Trading contracts negotiated in organised markets, are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income.

      The premium received in options sold is recorded in deferred income until the option is exercised.

      The premium paid in options purchased is recorded in deferred costs being added to the option acquisition cost if the option is exercised, and if not exercised, is accounted for as cost.

      Options sold over-the-counter are revalued at market value with the differences accounted for as gains or losses in the statement of income. Options purchased are recorded at cost until the option is exercised or sold.

      Hedging contracts are not revalued. The results are recorded according to the accounting policy of the assets which are being hedged.

      Trading contracts are marked to market, and the revaluation differences are accounted for as gains or losses in the statement of income, over the period between trading and settlement date.

      Caps and floors

      The amounts received or paid are accrued and recorded as gains related to the interest earning assets and recorded as losses related to the interest bearing liabilities.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

j)    Tangible assets

      Fixed assets are recorded at cost or revalued amounts according to the Portuguese regulations. Depreciation is calculated on a straight-line basis, at rates permitted for taxation purposes, in accordance with Regulatory Decree (Decreto Regulamentar) 2/90, of 12 January, over the following periods, which do not differ significantly from their estimated useful life:

                                                               Number of years
       o  Premises                                                    50
       o  Expenditure on freehold and leasehold buildings             10
       o  Equipment                                                4 to 12
       o  Other fixed assets                                          3

      Land and buildings by insurance activity are valued at their current value, which is either the least market value performed within the last five years, in accordance with the methods recognised by the Portuguese Insurance Institute or at acquisition cost or building cost if it has occurred within the last six months.

      Land and buildings in insurance undertakings are not depreciated, in accordance with the rules established by Portuguese Insurance Institute.

k)    Intangible assets

      Research and development expenditure

      Development expenditure in respect of new projects is deferred to future periods and amortised over a three year period as long as the following criteria are satisfied:

            - the product or process is clearly defined and the costs attributable to the product or process can be separately identified;

            - the technical feasibility of the product or process has been demonstrated;

            - the management has indicated its intention to develop and market, or use, the product or process;

            - there is a clear indication of a future market for the product or process or, its usefulness can be demonstrated;

            - adequate resources exist to complete the project and market the product or process.

      Set-up costs and key money ('trespasses')

      In accordance with the Bank of Portugal rules, these costs are amortised over a three year period.

l)    Finance lease transactions

      As lessee

      Finance lease transactions are recorded at the inception date of the lease as an asset and liability, at the fair value of the leased asset, which is equivalent to the present value of the future lease payments.

      Lease rentals are apportioned between the finance charge and amortisation of the capital outstanding.

      The finance charge is allocated to the periods during the lease term so as to produce a constant periodic rate of interest on the remaining liability balance for each period.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      As lessor

      Assets held under finance leases are recorded in the balance sheet as a receivable at an amount equal to the net investment in the lease.

      Lease rentals are apportioned between finance income and the amortisation of the capital outstanding.

      The recognition of finance income reflects a constant periodic rate of return on the investment outstanding in respect of the finance lease.

m)    Pension plan

      In accordance with the agreement entered into with its employees, the BCP Group is liable for pensions, including widows and orphans benefits and permanent disability as stipulated in the 'ACTV - Acordo Colectivo de Trabalho Vertical do Sector Bancario'.

      With effect from 1 January, 1998, the BCP Group merged the various Pension Funds into one fund denominated as ' Fundo de Pensoes do Grupo BCP', under which, as long as certain conditions are complied with, complementary non-contractual retirements benefits are attributable to the employees of BCP Group, after due consideration to the requirements of the collective labour agreements applicable to each sector (complementary plan).

      Following the aquisitions of Banco Mello and its subsidiaries and Banco Pinto & Sotto Mayor by the BCP Group during the year 2000, the projected benefits obligations for the employees of the companies of these Groups are covered by the Banco Mello Pension Fund and the Banco Pinto & Sotto Mayor Pension Fund, respectively. In 2002, these funds were merged in the "Fundo de Pensoes do Grupo BCP".

      The Group's net obligation in respect of pension plans (defined benefit pension plans) is calculated, separately for each plan, annually at each balance sheet date.

      The calculation is made using the projected unit credit method and following actuarial and financial assumptions in line with the parameters defined by the Bank of Portugal. These assumptions are described in note 36.

      The funding policy of the Plan is to make annual contributions by each Group company so as to cover the projected benefits obligations, including the non- contractual projected benefits, at the minimum level required by the Bank of Portugal, which from 31 December 2001 is 100% regarding the liability with pensioners and 95% regarding the employees in service.

      Until 2000, the actuarial losses, which resulted from changes in the amount of either the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions, namely in the projected rate of return of fund assets, discount rate for pensions, projected increase in the future compensation levels and mortality rate, were recognized as an expense and financed by the Group companies. Actuarial gains were recognised as income only to the extent that the net cumulative unrecognised actuarial gains exceeded the unrecognised part of the past service cost.

      As established in Regulation 12/2001 of the Bank of Portugal, the liability determined as at 31 December 2001 in accordance with the Regulation 6/95, resulting from the actuarial gains and losses related with the differences between the actuarial and financial assumptions used in the calculations and the actual amounts obtained, was recognized as an asset and a liability, to be taken to the profit and loss account, from 2002 onwards following the corridor method. In accordance with the referred regulation the amount of actuarial gains and losses is updated every year and charged to the profit and loss account following the corridor method.

      Under the corridor method, and as referred in Regulations 12/2001 and 7/2002, the unrecognised loss above the corridor is recorded as a deferred cost and will be amortised over a 10 year period based on its value at the end of the previous year.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

n)    Income tax

      The Banco Comercial Portugues Group companies with head office in Portugal are subject to the Portuguese tax regulations considered in the 'Codigo do Imposto sobre o Rendimento das Pessoas Colectivas - Codigo do IRC'.

      Deferred taxation is provided at the appropriate rates of taxation where there is a reasonable probability that such taxation will become payable in the foreseeable future.

o)    Distribution of profits to employees

      In accordance with the By-Laws of the Bank, the shareholders at the Annual General Meeting, approve a percentage of the profits to be paid to the employees.

      The Board of Directors decides on the most appropriate criteria of allocation among employees. In substance, these amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are a reallocation of dividend entitlements from the shareholders to the employees.

      This payment is charged to retained earnings in the financial statements.

      In the opinion of the Bank's management, the accounting for the distribution of profits to employees is appropriate under generally accepted accounting principles in Portugal.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

2.    Deposits with the Central Bank under monetary regulations

      This balance is analyzed as follows:

                                                          2002            2001
                                                        Euro '000      Euro '000
                                                        ---------      ---------
      Interest-earning deposits:
        Certificates of deposit                           515,080        758,203
        Cash reserves                                     797,971      1,250,587
                                                        ---------      ---------
                                                        1,313,051      2,008,790
                                                        =========      =========

      The balance of Cash reserves with the Central banks refers to deposits with the Bank of Portugal to satisfy the legal requirements to maintain a cash reserve for which the value is based on the value of deposits and other liabilities. The requirement under the European Central Bank System for Euro Zone, stipulates the maintenance of a deposit with the Central Bank equivalent to 2% of the average value of deposits and other liabilities, during each reserve requirement period.

      Interest-earning deposits, includes the amounts related to certificates of deposit issued by the Bank of Portugal and subscribed by the Group. These certificates were subscribed in accordance with the maintenance of reserves requirements established by the Bank of Portugal, in accordance with regulation 7/94, of 19 October, 1994.

3.    Interest-earning deposits and advances to credit institutions

      This balance is analyzed as follows:

                                                            2002             2001
                                                          Euro '000        Euro '000
                                                         ----------       ----------
      Deposits and advances to credit instituitions
        Credit institutions in Portugal                     347,682          679,989
        Credit institutions abroad                        2,506,612        2,951,318
      Inter-bank Money Market                                54,000          342,826
                                                         ----------       ----------
                                                          2,908,294        3,974,133
      Overdue loans - Less than 90 days                         477              871
      Overdue advances - Amount more than 90 days             9,617              559
                                                         ----------       ----------
                                                          2,918,388        3,975,563
      Specific provision for credit risk                    (98,507)        (133,146)
                                                         ----------       ----------
                                                          2,819,881        3,842,417
                                                         ==========       ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Specific provision for credit risk in credit institutions in the Group accounts is analyzed as follows:

                                                         2002           2001
                                                       Euro '000      Euro '000
                                                       ---------      ---------

      The specific provision for overdue advances
          Balance on January 1                              845          1,460
          Charge for the year                              (289)          (636)
          Exchange rate differences                         (56)            21
                                                       --------       --------
          Balance on December 31                            500            845
                                                       --------       --------

      The specific provision for country risk
          Balance on January 1                          132,301        127,116
          Charge for the year                           (17,900)         5,185
          Exchange rate differences                     (16,394)            --
                                                       --------       --------
          Balance on December 31                         98,007        132,301
                                                       --------       --------
                                                         98,507        133,146
                                                       ========       ========

      Provisions charges are presented net of amounts recovered.

      Specific provision for country risk - Charge for the year includes, as at 31 December 2002, the amount of Euros 14,000,000 approximatelly related to provisions charged off for loans with Angola-risk, due to the change of the rating of Angola by the Bank of Portugal in 2002.

4.    Trading account securities

      This balance is analyzed as follows:

                                                             2002         2001
                                                           Euro '000   Euro '000
                                                           ---------   ---------
      Bonds issued by Government and Public entities:
          Portuguese issuers                                69,606        52,941
          Foreign issuers                                    6,143         5,209
                                                           -------      --------
                                                            75,749        58,150
                                                           -------      --------
      Bonds issued by other entities:
          Portuguese issuers                                10,858        20,286
          Foreign issuers                                   50,695        58,022
      Shares in Portuguese companies                           763         4,346
      Shares in foreign companies                            4,133       114,247
      Investment fund units                                  1,837            --
                                                           -------      --------
                                                            68,286       196,901
                                                           -------      --------
                                                           144,035       255,051
      Unrealized gains                                          20           602
      Unrealized losses                                         --          (636)
                                                           -------      --------
                                                           144,055       255,017
                                                           =======      ========

      The unrealized losses represent the difference between cost and market value of trading securities.

5.    Investment account securities

      Investment securities are stated at cost net of specific provisions. A comparison between the net book value and the market value of the portfolio, as at December 31, 2002 and 2001 is analyzed as follows:

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                                                    2002                          2001
                                           ------------------------      ------------------------
                                           Net book        Market        Net book        Market
                                             value          value          value          value
                                           Euro '000      Euro '000      Euro '000      Euro '000
                                           ---------      ---------      ---------      ---------
      Bonds issued by Government
        and Public entities:
          Portuguese issuers                 678,866        680,105        791,028        792,552
          Foreign issuers                    358,004        358,852        680,409        681,328
                                           ---------      ---------      ---------      ---------
                                           1,036,870      1,038,957      1,471,437      1,473,880
                                           ---------      ---------      ---------      ---------
      Bonds issued by other entities:
          Portuguese issuers                 480,972        483,915        411,397        413,189
          Foreign issuers                    498,184        502,718        631,164        633,723
                                           ---------      ---------      ---------      ---------
                                             979,156        986,633      1,042,561      1,046,912
                                           ---------      ---------      ---------      ---------

      Commercial paper                       478,766        478,766        769,841        769,841
      Shares in Portuguese companies         850,615        460,955      1,220,655      1,017,823
      Shares in foreign companies          1,845,496      1,717,127      1,777,289      1,796,213
      Investment fund units                  322,711        323,511        518,362        523,892
      Certificates of deposit                  9,264          9,264         17,058         17,058
      Other securities                       383,707        383,716        232,363        232,375
                                           ---------      ---------      ---------      ---------
                                           3,890,559      3,373,339      4,535,568      4,357,202
                                           ---------      ---------      ---------      ---------
                                           5,906,585      5,398,929      7,049,566      6,877,994
                                           =========      =========      =========      =========

      In accordance with the accounting policy 1 g) the securities acquired by the Group as a result of the securitization operations are accounted as investment securities. As at 31 December 2002, the securities held by the Group amounted to Euro 180,755,000 and the corresponding provision amounted to Euro 28,406,000.

      The investment account securities for which the net book value is different from market value, as at December 31, 2002 and 2001 are analyzed as follows:

                                                                        2002           2001
                                                                      Euro '000      Euro '000
                                                                      ---------      ---------
      Bonds issued by Portuguese Government and Public entities:
           Net book value                                              678,866        791,028
           Provisions                                                      270            289
                                                                      --------       --------
           Book value                                                  679,136        791,317
              Unrealized gains                                           1,239          1,524
              Unrealized losses                                           (270)          (289)
                                                                      --------       --------
           Market value                                                680,105        792,552
                                                                      ========       ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                                                                      2002             2001
                                                                    Euro '000        Euro '000
                                                                   ----------       ----------
      Bonds issued by foreign Government and Public entities:
           Net book value                                             358,004          680,409
           Provisions                                                     752              783
                                                                   ----------       ----------
           Book value                                                 358,756          681,192
              Unrealized gains                                            848              919
              Unrealized losses                                          (752)            (783)
                                                                   ----------       ----------
           Market value                                               358,852          681,328
                                                                   ==========       ==========

      Bonds issued by other Portuguese entities:
           Net book value                                             480,972          411,397
           Provisions                                                  16,113           21,419
                                                                   ----------       ----------
           Book value                                                 497,085          432,816
              Unrealized gains                                          2,943            1,792
              Unrealized losses                                       (16,113)         (21,419)
                                                                   ----------       ----------
           Market value                                               483,915          413,189
                                                                   ==========       ==========

      Bonds issued by other foreign entities:
           Net book value                                             498,184          631,164
           Provisions                                                  29,789           30,674
                                                                   ----------       ----------
           Book value                                                 527,973          661,838
              Unrealized gains                                          4,534            2,559
              Unrealized losses                                       (29,789)         (30,674)
                                                                   ----------       ----------
           Market value                                               502,718          633,723
                                                                   ==========       ==========

      Shares in Portuguese companies:
           Net book value                                             850,615        1,220,655
           Provisions                                                 177,062           24,350
                                                                   ----------       ----------
           Book value                                               1,027,677        1,245,005
              Unrealized gains                                             25            7,376
              Unrealized losses                                      (566,747)        (234,558)
                                                                   ----------       ----------
           Market value                                               460,955        1,017,823
                                                                   ==========       ==========

      Shares in foreign companies:
           Net book value                                           1,845,496        1,777,289
           Provisions                                                  24,480           31,641
                                                                   ----------       ----------
           Book value                                               1,869,976        1,808,930
              Unrealized gains                                        200,326          175,614
              Unrealized losses                                      (353,175)        (188,331)
                                                                   ----------       ----------
           Market value                                             1,717,127        1,796,213
                                                                   ==========       ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                                                  2002             2001
                                                Euro '000        Euro '000
                                                ---------        ---------

      Investment fund units:
           Net book value                        322,711          518,362
           Provisions                              9,095           52,263
                                                --------         --------
           Book value                            331,806          570,625
              Unrealized gains                       800            5,530
              Unrealized losses                   (9,095)         (52,263)
                                                --------         --------
           Market value                          323,511          523,892
                                                ========         ========

      Other securities:
           Net book value                        383,707          232,363
           Provisions                                 --               --
                                                --------         --------
           Book value                            383,707          232,363
              Unrealized gains                         9               12
              Unrealized losses                       --               --
                                                --------         --------
           Market value                          383,716          232,375
                                                ========         ========

      The total unrealized gains / (losses) is analyzed as follows:

                                                 2002              2001
                                               Euro '000         Euro '000
                                               ---------         ---------

      Total unrealized gains                    210,724           195,326
      Total unrealized losses                  (975,941)         (528,317)
      Total provisions                          257,561           161,419
                                               --------          --------
                                               (507,656)         (171,572)
                                               ========          ========

      The realized gains / (losses) on investment securities available for sale are analyzed as follows:

                                              2002                2001
                                            Euro '000          Euro '000
                                           ----------         -----------

      Proceeds from sales                   3,662,377          13,654,311
                                           ==========         ===========

      Realized gains                           49,447              80,541
      Realized losses                          (6,978)             (3,249)
                                           ----------         -----------
                                               42,469              77,292
                                           ==========         ===========

      On sale, to determine the realized gain or loss, cost is determined on the average cost method.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

During 2002, the Group charged against reserves provisions for investments in the amount of Euro 162,940,000, in accordance with Regulation 4/2002, as refered in the note 1b). The provisions charged against reserves are analysed as follows:

                                                                      Euro '000
                                               ------------------------------------------------------
                                                 Book                        Net book        Market
                                                 Value        Provisions       Value          Value
                                               ---------      ----------     ---------      ---------
      Shares in Portuguese companies

          EDP - Electricidade de Portugal        580,197         24,089        556,108        241,101
          ONI, S.G.P.S., S.A                     208,282        115,630         92,652         18,100
          Pinto Basto S.G.P.S., S.A                  293              9            284            158
                                               ---------      ---------      ---------      ---------
                                                 788,772        139,728        649,044        259,359
                                               ---------      ---------      ---------      ---------
      Shares in Foreign companies

          Banco Sabadell, S.A                    184,243             --        184,243        239,300
          Bank Millennium, S.A                   203,266             --        203,266        348,500
          Banca Intesa, S.p.A                    487,249         17,455        469,794        232,869
          Friends Provident PLC                  196,528          5,757        190,771         99,001
                                               ---------      ---------      ---------      ---------
                                               1,071,286         23,212      1,048,074        919,670
                                               ---------      ---------      ---------      ---------

                                               1,860,058        162,940      1,697,118      1,179,029
                                               =========      =========      =========      =========

The provision for ONI, S.G.P.S., S.A. in the amount of Euros 115,630,000 includes under the terms of Regulation 4/2002 of the Bank of Portugal, the provision related with the Put option for the acquisition of 6.6% of the investment in ONI held by the BCP Pension Fund.

As referred in note 1, the Board of Directors of BCP decided to exercise the option to reacquire the shareholding position in Seguros & Pensoes Group under the contractual terms and conditions established between the Eureko Shareholders.

On this basis, since 1 July 2002, the BCP Group stopped the appropriation of results and changes in shareholders equity of Eureko B.V. therefore the value of the investment in Eureko in the BCP accounts, in the amount of Euros 774,732,000 reflects its equity as at 30 June 2002.

In December 2002, the contractual terms and conditions of the transaction were established as follows:

- BCP will sell 20.86% of Eureko B.V. share capital to Eureko B.V. As a result of this operation, the remaining participation of BCP in Eureko B.V. will be 5% of its capital.

- BCP will, in exchange, acquire 100% of the capital of Seguros & Pensoes, S.G.P.S., S.A. The estimated impact on BCP consolidated financial statements is analysed as follows:

                                                                                             Euro '000
                                                                                             ---------
      Book value corresponding to 20.86% of Eureko                                            648,000
      Cash to be paid by BCP                                                                  150,000
                                                                                              -------
                                                                                              798,000
      Share capital increase in Seguros & Pensoes                                             118,000
                                                                                              -------
                                                                                              916,000
                                                                                              -------

      Estimated shareholders equity of Seguros & Pensoes (before share capital increase)      232,000
      Share capital increase in December 2002                                                 118,000
                                                                                              -------
      Estimated shareholders equity of Seguros & Pensoes (after share capital increase)       350,000
      Estimated 'Value in Force' of the life portfolio                                        236,000
                                                                                              -------
      Estimated shareholders equity of Seguros & Pensoes + 'Value in Force'                   586,000
                                                                                              -------
      Estimated Goodwill resulting from acquisition                                           330,000
                                                                                              =======

Under the terms of the agreement, it is expected that the transaction, given the necessary regulatory and legal conditions, which need to be complied with, will be completed during the first four months of 2003.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The analysis of securities portfolio for the Group by sector of activity, as at 31 December, 2002 are analysed as follows:

                                                                           Other         Overdue
                                              Bonds         Shares       Securities     Securities       Total
                                           Euros '000     Euros '000     Euros '000     Euros '000     Euros '000
                                           ----------     ----------     ----------     ----------     ----------
      Mining                                       --            397         11,446             --         11,843
      Food, beverage and tobacco                   --          4,362          8,682             --         13,044
      Textiles                                    371          6,331         14,630            581         21,913
      Wood and cork                                --             --          4,617            998          5,615
      Printing and publishing                   1,239            890         38,449             --         40,578
      Chemicals                                12,190             --             --             --         12,190
      Engineering                              26,753          1,020         12,140            399         40,312
      Electricity, water and gas                2,083          2,585         48,272             --         52,940
      Construction                             46,843        105,303         14,970          1,996        169,112
      Retail business                              --             --            560            207            767
      Wholesale business                       14,786            332         14,222            506         29,846
      Restaurants and hotels                       --             10             --             --             10
      Transport and communications              1,083          3,015         17,113          2,816         24,027
      Services                                947,947         40,326        686,148          3,053      1,677,474
      Other domestic activities                    --             --             --             48             48
      Other international activities           21,294             86              1          1,418         22,799
                                            ---------      ---------      ---------      ---------      ---------
                                            1,074,589        164,657        871,250         12,022      2,122,518

      Government and Public securities      1,113,641             --         74,287             --      1,187,928
      Own securities                          236,710             --         97,420             --        334,130
                                            ---------      ---------      ---------      ---------      ---------
                                            2,424,940        164,657      1,042,957         12,022      3,644,576
                                            =========      =========      =========      =========      =========

The analysis of securities portfolio for the Group by sector of activity, as at 31 December, 2001 are analysed as follows:

                                                                           Other         Overdue
                                             Bonds          Shares       Securities     Securities       Total
                                           Euros '000     Euros '000     Euros '000     Euros '000     Euros '000
                                           ----------     ----------     ----------     ----------     ----------
      Mining                                       --            271          3,996             --          4,267
      Food, beverage and tobacco                   --            200         13,175             --         13,375
      Textiles                                    621          8,250         13,059            541         22,471
      Wood and cork                                --            288          1,247            998          2,533
      Printing and publishing                   4,945            897        227,548             --        233,390
      Chemicals                                15,183             --         30,700             --         45,883
      Engineering                              14,376          1,007         11,347            399         27,129
      Electricity, water and gas                3,942            646         89,577             --         94,165
      Construction                             48,440        259,639         13,230          1,996        323,305
      Retail business                           3,000             --          2,552            142          5,694
      Wholesale business                       97,141            331         17,717            475        115,664
      Restaurants and hotels                       --             57             --             --             57
      Transport and communications              1,389          4,738        132,109          3,930        142,166
      Services                                875,806        174,866        850,493          3,747      1,904,912
      Other domestic activities                   691              8             --             --            699
      Other international activities           95,200          2,627            500             --         98,327
                                            ---------      ---------      ---------      ---------      ---------
                                            1,160,734        453,825      1,407,250         12,228      3,034,037

      Government and Public securities      1,530,659             --        144,715             --      1,675,374
      Own securities                          126,124             --         56,513             --        182,637
                                            ---------      ---------      ---------      ---------      ---------
                                            2,817,517        453,825      1,608,478         12,228      4,892,048
                                            =========      =========      =========      =========      =========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The most significant investments included in Shares in portuguese and foreign companies investments are analyzed as follows:

                                                                        Relation to               2002                   2001
      Company name                                                       the Group             Euro '000               Euro '000
--------------------------------------------------------------------   -------------         -------------          --------------
 Shares in Portuguese companies
     AGII - Atlantico Gestao de Investimento Imobiliario, S.A.          Subsidiary                      --                 38,400
     BCP - Assessores Financeiros, Lda.                                 Subsidiary                      --                    114
     Finangeste - Empresa Financeira de Gestao e Desenv., S.A.              --                      14,311                 14,310
     Grupo EDP - Electricidade de Portugal                                  --                     788,479                788,479
     Luso Atlantica - Aluguer de Viaturas, S.A.                         Subsidiary                      --                    523
     IT Car Aluguer e Comercio de Automoveis, S.A.                      Subsidiary                      --                  2,237
     Servitrust - Trust Management Service, S.A.                        Subsidiary                     669                    182
     SIBS - Sociedade Interbancaria de Servicos, S.A.                   Associated                  12,289                 11,552
     Somague - Concessao e Servicos, S.A.                                   --                          --                 11,333
     Soponata - Sociedade Portuguesa de Navios Tanque, S.A.                 --                      15,326                 15,236
     Unicre - Cartao Internacional de Credito, S.A.                     Associated                   6,937                  6,822
     VSC - Aluguer de Veiculos sem Condutor, Lda.                       Subsidiary                   6,286                  6,144
     Investment account securities under local GAAP                         --                     154,591                320,774
     Other                                                                  --                      28,789                 28,899
                                                                                             -------------           ------------
                                                                                                 1,027,677              1,245,005
  Provision for investment                                                                        (150,759)               (11,541)
  Provision for investment securities                                                              (26,303)               (12,809)
                                                                                             -------------           ------------
                                                                                                   850,615              1,220,655
                                                                                             -------------           ------------

 Shares in foreign companies
     Banca Intesa, S.p.A.                                                   --                     487,249                348,732
     Banco Sabadell, S.A.                                                   --                     184,243                184,392
     Bank Millennium, S.A.                                              Associated                 203,266                170,077
     Corretora Ibersecurities, S.A.                                     Associated                      --                     --
     Eureko, B.V.                                                       Associated                 774,372                799,551
     Friends Provident PLC                                                  --                     196,528                196,528
     Grupo Financiero BITAL, S.A. de C.V.                               Associated                      --                 40,623
     Intertrust, S.A.                                                       --                       8,085                 33,987
     Seguros e Pensoes International, B.V.                              Associated                      --                  8,312
     Investment account securities under local GAAP                         --                       5,150                 14,492
     Other                                                                  --                      11,083                 12,236
                                                                                             -------------           ------------
                                                                                                 1,869,976              1,808,930
  Provision for investment                                                                         (24,308)               (31,622)
  Provision for investment securities                                                                 (172)                   (19)
                                                                                             -------------           ------------
                                                                                                 1,845,496              1,777,289
                                                                                             -------------           ------------
                                                                                                 2,696,111              2,997,944
                                                                                             =============           ============

Under the Portuguese GAAP, the above referred subsidiaries are not permitted to be consolidated under the full consoladition method due to the nature of their activities.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The consolidated financial statements prepared under generally accepted accounting principles in Portugal include the assets, liabilities and the results of Banco Comercial Portugues, S.A. and its financial subsidiaries, as well as the share of results of the Group companies consolidated under the equity method.

As at 31 December, 2002, the BCP Group's subsidiary companies included in the consolidated accounts using the purchase method were as follows:

                                                                                                                            Group
                                                       Head          Share                                                    %
              Subsidiary companies                    office        capital    Currency                 Activity             held
------------------------------------------------   -----------    -----------  --------   ------------------------------   --------
AF Investimentos, S.G.P.S.,                        Lisbon          18,000,000     EUR     Holding company                    100.0
     Sociedade Unipessoal, Lda.

AF  Internacional, S.G.P.S.,                       Funchal            498,798     EUR     Holding company                    100.0
     Sociedade Unipessoal, Lda.

AF Investimentos - Fundos                          Lisbon           5,845,691     EUR     Investment fund management         100.0
     Mobiliarios, S.A.

AF Investimentos - Fundos                          Lisbon             875,000     EUR     Real-estate investment             100.0
     Imobiliarios, S.A.                                                                   fund management

AF Investimentos - Gestao de                       Lisbon           2,309,233     EUR     Asset management                   100.0
     Patrimonios, S.A.

BCP Investimentos Internacional, S.A.              Luxembourg         150,000     EUR     Investment fund management         100.0

Prime Internacional, S.A.                          Luxembourg          75,000     EUR     Investment fund advisory           100.0

AF Investments, Limited                            George Town        498,798     EUR     Investment                         100.0

BCP Investimento - Banco Comercial                 Lisbon          75,000,000     EUR     Banking                            100.0
     Portugues de Investimento, S.A.

Cisf  Imobiliaria - Companhia de                   Lisbon           3,000,000     EUR     Real-estate management             100.0
     Investimentos e Gestao de Imoveis, S.A.

BCP Capital - Sociedade de                         Lisbon          28,500,000     EUR     Venture capital                    100.0
     Capital de Risco, S.A.

Leasefactor, S.G.P.S., S.A.                        Lisbon          62,500,000     EUR     Holding company                    100.0

BCP Leasing, S.A.                                  Oporto          43,695,000     EUR     Leasing                            100.0

CrediBanco - Banco de Credito                      Lisbon          35,090,000     EUR     Banking                            100.0
      Pessoal, S.A.

CISF Veiculos - Sociedade de                       Oporto              49,880     EUR     Long term rental                   100.0
     Aluguer, Lda.

IT Car Aluguer e Comercio de Automoveis, S.A.      Lisbon           1,000,000     EUR     Long term rental                    50.0

Luso Atlantica - Aluguer de Viaturas, S.A.         Oporto           1,000,000     EUR     Long term rental                   100.0

Tecnilease - Comercio e Aluguer                    Lisbon           1,500,000     EUR     Long term rental                   100.0
     de Equipamentos, S.A.

Unilong - Sociedade de Aluguer                     Lisbon             250,000     EUR     Long term rental                   100.0
     de Longa Duracao, S.A.

Banco de Investimento Imobiliario, S.A.            Lisbon         157,000,000     EUR     Banking                             69.9

BII Internacional, S.G.P.S., Lda.                  Funchal             25,000     EUR     Holding company                     69.9

BII Finance Company Limited                        George Town         25,000     USD     Investment                          69.9

Interbanco, S.A.                                   Lisbon          37,500,000     EUR     Banking                             50.0

Polyfinances, S.A.                                 Luxembourg       1,000,000     EUR     Holding company                     50.0

Polyfinances Holding, Ltd.                         Malta              200,000     EUR     Holding company                     50.0

Multifinance, Corp., Ltd.                          Malta              100,000     EUR     Holding company                     50.0

Banco Expresso Atlantico, S.A.                     Oporto          40,000,000     EUR     Banking                            100.0

Banco ActivoBank (Portugal), S.A.                  Lisbon          23,500,000     EUR     Banking                            100.0

Banco Comercial de Macau, S.A.R.L.                 Macao          225,000,000     MOP     Banking                            100.0

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                                                                                                                             Group
                                                       Head                Share                                               %
              Subsidiary companies                    office              capital       Currency         Activity             held
------------------------------------------------   -----------     -------------------  --------  -----------------------   --------

BIM - Banco Internacional de                       Maputo             741,000,000,000     MZM     Banking                     66.7
     Mocambique, S.A.R.L.

BIM Investimento, S.A.R.L.                         Maputo              23,222,000,000     MZM     Banking                     58.3

BIM Leasing, S.A.R.L.                              Maputo              52,000,000,000     MZM     Leasing                     71.7

Banque BCP, S.A.S.                                 Paris                   65,000,000     EUR     Banking                    100.0

Banque BCP (Luxembourg), S.A.                      Luxembourg              12,500,000     EUR     Banking                    100.0

BPABank National Association                       Newark                  30,000,000     USD     Banking                    100.0

NovaBank, S.A.                                     Athenas                162,892,500     EUR     Banking                     50.0

Sitebank A.S.                                      Istanbul        20,000,000,000,000     TRL     Banking                     50.0

SottoMayor Bank Canada                             Toronto                 29,500,000     CAD     Banking                    100.0

BCP Internacional II, S.G.P.S.,                    Funchal                     25,000     EUR     Holding company            100.0
     Sociedade Unipessoal, Lda.

BCP - Participacoes Financeiras, S.G.P.S.,         Lisbon                  39,000,000     EUR     Holding company            100.0
     Sociedade Unipessoal, Lda.

BitalPart, B.V.                                    Rotterdam                   19,370     EUR     Holding company            100.0

BCP Investment, B.V.                               Amsterdam              767,378,087     EUR     Holding company            100.0

BPA Internacional, S.G.P.S.,                       Funchal                  9,975,958     EUR     Holding company            100.0
     Sociedade Unipessoal, Lda.

Banco Portugues do Atlantico (USA), Inc.           Newark                         250     USD     Holding company            100.0

BCP.BS, Holding B.V.                               Amsterdam                   18,000     EUR     Holding company            100.0

Chemical S.G.P.S, S.A.                             Lisbon                   6,986,000     EUR     Holding company            100.0

Banco Mello (Cayman), Ltd.                         George Town              5,988,000     EUR     Banking                    100.0

BCP Bank & Trust Company (Cayman)                  George Town            340,000,000     USD     Banking                    100.0
     Limited

BCP Capital Finance Limited                        George Town             16,000,000     USD     Investment                 100.0

BCP Finance Bank Ltd.                              George Town            146,000,000     USD     Banking                    100.0

BCP Finance Company, Ltd.                          George Town          1,048,701,000     USD     Investment                     -

BCP International Bank Limited                     George Town             20,964,725     USD     Banking                     52.5

BPA Overseas Bank Ltd                              George Town            125,080,143     USD     Banking                    100.0

Mello Capital, Ltd.                                George Town             60,000,001     EUR     Investment                     -

B.C. Portugues - Escritorio de                     Sao Paulo               31,850,074     BRL     Financial Services         100.0
     Representacoes e Servicos, S/C Ltda.

BCP Teleservicos - Servicos de Comercio            Lisbon                   1,000,000     EUR     Videotex services          100.0
     Electronico, S.A.

Caracas Financial Services, Limited                George Town                 25,000     USD     Financial Services         100.0

Comercial Imobiliaria, S.A.                        Lisbon                  24,939,895     EUR     Real-estate management     100.0

Paco de Palmeira - Sociedade                       Braga                       39,905     EUR     Agriculture industry       100.0
     Agricola e Comercial, Lda.

ServiBanca - Empresa de Prestacao                  Lisbon                     256,000     EUR     Services                    93.3
     de Servicos, A. C. E.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

As at 31 December, 2002, the BCP Group's subsidiary companies included in the consolidated accounts using the proportional method were as follows:

                                                                                                                            Group
                                                       Head                 Share                                             %
              Subsidiary companies                    office               capital     Currency         Activity             held
-----------------------------------------------    ------------         -------------  --------   -----------------------   -------
Managerland, S.A.                                  Barcelona                1,000,000     EUR     Financial services          50.0

Pinto Totta International Finance, Limited         George Town            250,050,000     USD     Investment                    --

As at 31 December, 2002, the subsidiary companies excluded from consolidation by the purchase method due to the different nature of its activity or its immateriality, in accordance with Decree-Law n.(degree) 36/92, which are accounted under the equity method, were as follows:

                                                                                                                            Group
                                                       Head                 Share                                             %
              Subsidiary companies                    office               capital     Currency         Activity             held
-----------------------------------------------    ------------         -------------  --------   -----------------------   -------
Mozambique Capital Partners, Ltd.                  Maputo                      10,000     USD     Investment                  50.0

Servitrust - Trust Management and                  Funchal                    100,000     EUR     Trust services             100.0
     Services, S.A.

Sottotur - Estudo e Promocao de                    Lisbon                      50,000     EUR     Tourism                    100.0
     Viagens, Turismo e Lazer, S.A.

Tottatur - Viagens e Turismo, S.A.                 Lisbon                     249,399     EUR     Tourism                    100.0

VSC - Aluguer de Veiculos                          Lisbon                  12,500,000     EUR     Long term rental            50.0
     Sem Condutor, Lda.

As at 31 December, 2002 the associated companies, were as follows:

                                                                                                                            Group
                                                       Head             Share                                                 %
              Subsidiary companies                    office           capital     Currency         Activity                 held
-----------------------------------------------    ------------     -------------  --------   -----------------------       -------
Intertrust, S.A.                                   Athenas                337,491     EUR     Investment fund management      12.5

Mozambique Investment Company, Ltd.                Maputo                  11,970     USD     Investment                      28.9

OPE - Optimizacao Energetica, S.A.                 Lisbon                 650,000     EUR     Energy                          25.0

SIBS - Sociedade Interbancaria de Servicos, S.A.   Lisbon              24,642,300     EUR     Banking services                21.9

Unicre - Cartao de Credito Internacional, S.A.     Lisbon               8,500,000     EUR     Credit cards                    30.3

As at 31 December, 2002, the major investments in financial groups were as follows:

                                                                                                                            Group
                                                       Head             Share                                                 %
              Subsidiary companies                    office           capital     Currency         Activity                 held
-----------------------------------------------    ------------     -------------  --------   -----------------------       -------
Banco Sabadell, S.A.                               Barcelona          102,001,367     EUR     Banking                          8.5

Bank Millennium, S.A.                              Warsow             849,181,744     PLZ     Banking                         50.0

Eureko B.V.                                        Amsterdam          241,252,520     EUR     Insurance and banking           24.8

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

6.    Loans and advances to customers, net

      Major classifications of loans are summarized as follows:

                                                         2002               2001
                                                       Euro '000         Euro '000
                                                      -----------       -----------
      Portuguese public sector                            523,031           309,295
      Asset-backed loans                               16,604,540        16,537,929
      Personal guaranteed loans                        13,609,900        12,387,941
      Unsecured loans                                   5,330,656         5,639,910
      Foreign loans                                     5,416,572         4,711,214
      Credit resulting from factoring operations          731,214           794,622
      Finance leases                                    2,990,896         2,326,675
                                                      -----------       -----------
                                                       45,206,809        42,707,586
                                                      -----------       -----------

      Overdue loans - Less than 90 days                   106,047            99,948
      Overdue loans - More than 90 days                   561,479           626,889
                                                      -----------       -----------
                                                          667,526           726,837
                                                      -----------       -----------
                                                       45,874,335        43,434,423
                                                      -----------       -----------
      Allowances for loan losses:
         Specific                                        (464,946)         (537,413)
         General                                         (613,649)         (455,109)
                                                      -----------       -----------
                                                       (1,078,595)         (992,522)
                                                      -----------       -----------
      Loans, net                                       44,795,740        42,441,901
                                                      ===========       ===========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The analysis of loans and advances to customers by type of credit is as follows:

                                                    2002              2001
                                                 Euro '000         Euro '000
                                                -----------       -----------
         Short term:
             Discounted bills                     1,580,007         1,690,998
             Current account credits              7,927,775         8,084,521
             Overdrafts                           4,822,651         4,672,582
             Loans                                4,271,471         5,423,680
             Factoring                              731,214           794,622
             Other credits                          711,176           486,960
                                                -----------       -----------
                                                 20,044,294        21,153,363
                                                -----------       -----------
         Medium and long term:
             Discounted bills                       182,231           102,326
             Loans                                9,406,010         8,537,767
             Mortgage loans                      12,190,552        10,148,444
             Finance leases                       2,990,896         2,326,675
             Other credits                          392,826           439,011
                                                -----------       -----------
                                                 25,162,515        21,554,223
                                                -----------       -----------

         Overdue loans - Less than 90 days          106,047            99,948
         Overdue loans - More than 90 days          561,479           626,889
                                                -----------       -----------
                                                    667,526           726,837
                                                -----------       -----------
                                                 45,874,335        43,434,423
                                                -----------       -----------

         Allowances for loan losses:
            Specific                               (464,946)         (537,413)
            General                                (613,649)         (455,109)
                                                -----------       -----------
                                                 (1,078,595)         (992,522)
                                                -----------       -----------
         Loans, net                              44,795,740        42,441,901
                                                ===========       ===========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The analysis of loans and advances to customers by sector of activity is as follows:

                                              2002              2001
                                           Euro '000         Euro '000
                                          -----------       -----------

      Agriculture                             387,468           426,410
      Mining                                  175,066           174,519
      Food, beverage and tobacco              660,859           694,359
      Textiles                                963,867         1,047,114
      Wood and cork                           325,976           400,055
      Printing and publishing                 378,648           288,610
      Chemicals                             1,088,226         1,106,941
      Engineering                           1,034,493         1,143,180
      Electricity, water and gas              607,039           575,657
      Construction                          4,229,506         4,033,694
      Retail business                       2,181,410         2,444,271
      Wholesale business                    2,723,836         2,865,742
      Restaurants and hotels                  729,884           701,749
      Transport and communications          1,236,819         1,295,914
      Services                              8,813,057         8,399,966
      Consumer credit                       3,694,826         3,320,360
      Mortgage                             11,240,556         9,406,531
      Other domestic activities             1,158,681         1,416,530
      Other international activities        4,244,118         3,692,821
                                          -----------       -----------
                                           45,874,335        43,434,423
      Allowances for loan losses:
         Specific                            (464,946)         (537,413)
         General                             (613,649)         (455,109)
                                          -----------       -----------
      Loans, net                           44,795,740        42,441,901
                                          ===========       ===========

The analysis of the Group's loans and advances to customers, by type of credit and by maturity date as at December 31, 2002, is as follows:

                                                                        Loans
                                     --------------------------------------------------------------------------
                                       Overdue       Due within       1 year to         Over
                                        loans           1 year         5 years         5 years          Total
                                      Euro '000       Euro '000       Euro '000       Euro '000       Euro '000
                                     ----------      ----------      ----------      ----------      ----------
      Portuguese public sector               --         486,413              --          36,618         523,031
      Asset-backed loans                255,659       1,392,284       3,823,516      11,388,740      16,860,199
      Personal guaranteed loans         143,472      10,125,881       1,340,630       2,143,389      13,753,372
      Unsecured loans                   167,974       4,787,172         433,694         109,790       5,498,630
      Foreign loans                      53,812       3,781,218       1,548,929          86,425       5,470,384
      Credit resulting from
          factoring operations              716         731,214              --              --         731,930
      Finance leases                     45,893         159,142       1,735,617       1,096,137       3,036,789
                                     ----------      ----------      ----------      ----------      ----------
                                        667,526      21,463,324       8,882,386      14,861,099      45,874,335
                                     ==========      ==========      ==========      ==========      ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The analysis of the Group's loans and advances to customers, by maturity date and by sector of activity as at December 31, 2002, is as follows:

                                                                             Loans
                                          --------------------------------------------------------------------------
                                            Overdue       Due within       1 year to         Over
                                             loans          1 year          5 years         5 years          Total
                                           Euro '000       Euro '000       Euro '000       Euro '000       Euro '000
                                          ----------      ----------      ----------      ----------      ----------
      Agriculture                             30,427         234,386          74,336          48,319         387,468
      Mining                                   4,473         105,553          58,960           6,080         175,066
      Food, beverage and tobacco              21,167         391,679         154,457          93,556         660,859
      Textiles                                49,974         681,012         166,334          66,547         963,867
      Wood and cork                           14,033         245,959          51,303          14,681         325,976
      Printing and publishing                  4,610         144,938         188,986          40,114         378,648
      Chemicals                               13,084         657,214         220,043         197,885       1,088,226
      Engineering                             26,186         639,558         205,830         162,919       1,034,493
      Electricity, water and gas                 555         169,476         296,555         140,453         607,039
      Construction                            46,367       2,607,455       1,242,988         332,696       4,229,506
      Retail business                         26,925       1,359,835         283,272         511,378       2,181,410
      Wholesale business                      79,785       2,021,581         322,267         300,203       2,723,836
      Restaurants and hotels                   9,846         376,224         132,707         211,107         729,884
      Transport and communications            15,290         587,516         290,673         343,340       1,236,819
      Services                                75,814       5,308,099       2,414,506       1,014,638       8,813,057
      Consumer credit                        119,150       1,732,323       1,514,196         329,157       3,694,826
      Mortgage                                91,469         142,259         381,320      10,625,508      11,240,556
      Other domestic activities               21,723         649,632         216,470         270,856       1,158,681
      Other international activities          16,648       3,408,625         667,183         151,662       4,244,118
                                          ----------      ----------      ----------      ----------      ----------
                                             667,526      21,463,324       8,882,386      14,861,099      45,874,335
                                          ==========      ==========      ==========      ==========      ==========

The loan portfolio includes restructured loans that have been formally negotiated with the borrowers, in terms of reinforcing collaterals, deferring the maturity date and changing the interest rate. The analysis of restructured loans by sector of activity is as follows:

                                           Group
                               ------------------------------
                                   2002              2001
                                Euro '000         Euro '000
                               ------------      ------------

Agriculture                       13,840             4,192
Mining                             3,507             4,065
Food, beverage and tobacco         9,471            14,936
Textiles                          54,809            60,574
Wood and cork                      9,045            45,574
Printing and publishing            2,599             4,882
Chemicals                          2,643             4,855
Engineering                       40,538            32,564
Construction                      44,384            30,506
Retail business                   24,023            15,902
Wholesale business                19,447            30,263
Restaurants and hotels             3,802             6,070
Transport and communications       1,958             1,034
Services                          21,942            29,134
Consumer credit                    8,433            12,136
Other domestic activities         13,729            14,888
Other international activities       795                --
                                 -------           -------
                                 274,965           311,575
                                 =======           =======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The changes in the specific and general allowances for loan losses are analyzed as follows:

                                                  2002            2001
                                                Euro '000      Euro '000
                                               ----------      ---------

      Specific allowance for loan losses:

          Balance on January 1                    537,413        424,923
          Charge for the year                     362,470        318,572
          Loans charged-off                      (423,368)      (204,752)
          Exchange rate differences               (11,569)        (1,330)
                                               ----------       --------
          Balance on December 31                  464,946        537,413
                                               ----------       --------

      General allowance for loan losses:

          Balance on January 1                    455,109        474,985
          Charge for the year                     179,853        (19,116)
          Loans charged-off                       (21,429)          (260)
          Exchange rate differences                   116           (500)
                                               ----------       --------
          Balance on December 31                  613,649        455,109
                                               ----------       --------

      Total allowance for loan losses:

          Balance on January 1                    992,522        899,908
          Charge for the year                     542,323        299,456
          Loans charged-off                      (444,797)      (205,012)
          Exchange rate differences               (11,453)        (1,830)
                                               ----------       --------
          Balance on December 31                1,078,595        992,522
                                               ==========       ========

Provisions charge are presented net of amounts recovered. In accordance with the Bank of Portugal regulations, as set out in the accounting policies in note 1
c), interest on credits overdue loans for a period of over 30 days not covered by asset-backed guarantees, is only recorded as income when received.

The loan losses provision comply with the Bank of Portugal regulation 3/95 of June 30, 1995 and regulation 7/2000 of 27 October, 2000.

The credit charge-off is carried out for credits which are fully provided in accordance with the Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered, but which had been previously written-off, are taken to income in the year in which the recovery is made.

The general allowance for loan losses charge for the year includes the set-up of a provision of 200 million Euros to reflect management's decision to adapt its provisioning policy to the current phase of the economic cycle taking into consideration the underlying risks of its activities, namely credit risk and uncertainties in capital markets as well as the downturn in economic activity.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The specific allowance for loan losses is analyzed as follows:

                                                               2002           2001
                                                            Euro '000      Euro '000
                                                            ---------      ---------
      Specific provision for credit risk (overdue loans
        and loans associated with overdue loans):

          Balance on January 1                                457,161        356,451
          Charge for the year                                 366,457        306,674
          Loans charged-off                                  (393,989)      (204,752)
          Exchange rate differences                           (11,569)        (1,212)
                                                             --------       --------
          Balance on December 31                              418,060        457,161
                                                             --------       --------

      Specific provision for restructured loans:

          Balance on January 1                                 41,158         30,098
          Charge for the year                                  11,638         11,060
          Loans charged-off                                   (29,379)            --
                                                             --------       --------
          Balance on December 31                               23,417         41,158
                                                             --------       --------

      Specific provision for country risk:

          Balance on January 1                                 39,094         38,374
          Charge for the year                                 (15,625)           838
          Exchange rate differences                                --           (118)
                                                             --------       --------
          Balance on December 31                               23,469         39,094
                                                             --------       --------
                                                              464,946        537,413
                                                             ========       ========

The analysis of the loans charged-off by type of credit is as follows:

                                                       2002         2001
                                                     Euro '000    Euro '000
                                                     ---------    ---------

      Asset-backed loans                               53,917        9,753
      Personal guaranteed loans                       164,330       18,930
      Unsecured loans                                 204,360      165,813
      Foreign loans                                     9,272        4,373
      Credit resulting from factoring operations           --          170
      Finance leases                                   12,918        5,973
                                                      -------      -------
                                                      444,797      205,012
                                                      =======      =======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The analysis of the loans charged-off by sector of activity is as follows:

                                                      2002          2001
                                                   Euro '000      Euro '000
                                                   ---------      ---------

      Agriculture                                    11,495          4,985
      Mining                                          1,699          2,066
      Food, beverage and tobacco                     12,570          4,360
      Textiles                                       35,671         33,802
      Wood and cork                                  15,957          7,358
      Printing and publishing                         9,244          3,604
      Chemicals                                       4,851            831
      Engineering                                    43,770          9,058
      Construction                                   25,473         15,642
      Retail business                                22,171         16,550
      Wholesale business                             68,422         31,524
      Restaurants and hotels                          4,729          3,899
      Transport and communications                    8,373          4,231
      Services                                       62,871         12,060
      Consumer credit                                87,366         39,910
      Mortgage                                        3,611            992
      Other domestic activities                      14,445          9,507
      Other international activities                 12,079          4,633
                                                    -------        -------
                                                    444,797        205,012
                                                    =======        =======

The analysis of recovered loans during the years of 2002 and 2001 which were previously written-off, by type of credit, is as follows:

                                                     2002            2001
                                                  Euro '000       Euro '000
                                                  ---------       ---------

      Asset-backed loans                            13,434           7,605
      Personal guaranteed loans                     23,962          11,279
      Unsecured loans                               62,144          53,536
      Foreign loans                                  1,613           1,208
      Factoring                                         33              74
      Finance leases                                 5,946           5,911
                                                   -------          ------
                                                   107,132          79,613
                                                   =======          ======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The analysis of recovered loans during the years of 2002 and 2001, which were previously written-off, by sector of activity is as follows:

                                                      2002           2001
                                                    Euro '000      Euro '000
                                                    ---------      ---------

      Agriculture                                      2,015         1,021
      Mining                                             426           248
      Food, beverage and tobacco                       4,076         1,141
      Textiles                                         9,747         5,200
      Wood and cork                                    2,694           907
      Printing and publishing                            966           729
      Chemicals                                        4,626           696
      Engineering                                      9,386         8,103
      Construction                                     6,456        11,630
      Retail business                                  6,537         5,981
      Wholesale business                              14,522        13,628
      Restaurants and hotels                           2,251           800
      Transport and communications                     1,940           838
      Services                                         6,513         6,930
      Consumer credit                                 29,002        18,834
      Mortgage                                           510            13
      Other domestic activities                        3,160         1,706
      Other international activities                   2,305         1,208
                                                     -------        ------
                                                     107,132        79,613
                                                     =======        ======

7.    Premises

      This balance is analyzed as follows:

                                                                            2002             2001
                                                                          Euro '000        Euro '000
                                                                         ----------       ----------
      Land and buildings                                                    705,331          875,178
      Expenditure on leasehold buildings                                    409,289          356,730
      Expenditure on land and buildings in progress                          61,850           18,428
      Expenditure on leasehold buildings in progress                          8,776           66,702
                                                                         ----------       ----------
                                                                          1,185,246        1,317,038
                                                                         ----------       ----------
      Accumulated depreciation
        Charge for the year                                                 (51,703)         (42,898)
        Accumulated charge for the previous years, net of disposals        (257,549)        (244,417)
                                                                         ----------       ----------
                                                                           (309,252)        (287,315)
                                                                         ----------       ----------
                                                                            875,994        1,029,723
                                                                         ==========       ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

8.    Equipment and other fixed assets

      This balance is analyzed as follows:

                                                                                2002           2001
                                                                             Euro '000      Euro '000
                                                                             ---------      ---------
      Tangible assets
           Equipment:
              Furniture                                                        134,379        126,952
              Office equipment                                                  32,995         31,969
              Computer hardware                                                381,933        362,554
              Interior installations                                           145,684        148,331
              Motor vehicles                                                    10,014         20,399
              Security equipment                                                86,517         83,409
           Work in progress                                                     19,499         29,789
           Other fixed assets                                                   38,299         38,642
                                                                              --------       --------
                                                                               849,320        842,045
                                                                              --------       --------
           Accumulated depreciation
             Charge for the year                                               (71,518)       (69,895)
             Accumulated charge for the previous years, net of disposals      (521,702)      (490,429)
                                                                              --------       --------
                                                                              (593,220)      (560,324)
                                                                              --------       --------
           Net tangible assets                                                 256,100        281,721
                                                                              --------       --------

      Intangible assets
           Set-up costs                                                         41,677         37,280
           Project development                                                   1,554          5,005
           Software                                                            167,292        138,299
           Publicity and launching costs                                           203            480
           Other intangible assets                                              57,831         85,806
                                                                              --------       --------
                                                                               268,557        266,870
                                                                              --------       --------
           Accumulated amortisation:
             Charge for the year                                               (50,803)       (35,098)
             Accumulated charge for the previous years, including the
                effect of acquisitions or disposals                            (64,603)       (96,521)
                                                                              --------       --------
                                                                              (115,406)      (131,619)
                                                                              --------       --------
           Net intangible assets                                               153,151        135,251
                                                                              --------       --------
                                                                               409,251        416,972
                                                                              ========       ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

9.    Sundry assets

      This balance is analyzed as follows:

                                                              2002             2001
                                                            Euro '000        Euro '000
                                                           ----------       ----------
      Other debtors
           Debtors                                            230,522          564,342
           Investments arising out of recovered loans         156,026          143,856
           Other financial investments                         68,959           87,370
           Amounts due for collection                          37,182           74,243
           Recoverable taxes                                  168,377          135,442
           Recoverable subsidies                              372,683          296,340
           Associated companies                                40,338           91,349
           Sundry debtors                                      25,054           19,063
                                                           ----------       ----------
                                                            1,099,141        1,412,005
              Provisions for other debtors                   (133,941)        (197,371)
                                                           ----------       ----------
                                                              965,200        1,214,634
                                                           ----------       ----------

      Prepayments and accrued income
           Interest receivable                                909,895          939,570
           Prepayments and deferred costs                     690,886          283,839
           Amounts receivable on trading activity              67,700          126,092
           Amounts due from customers                         169,886          145,391
           Flutuation in assets value                         353,704          416,580
           Amounts received from warrants                     294,555               --
           Other sundry assets                                129,631          467,010
                                                           ----------       ----------
                                                            2,616,257        2,378,482
                                                           ----------       ----------
                                                            3,581,457        3,593,116
                                                           ==========       ==========

      As at 31 December 2002, the actuarial gains and losses in excess of the value of the corridor amounting to Euros 453,864,000 (2001: Euros 128,774,000) is recorded in Prepayment and deferred costs, in accordance with Regulations 12/2001 and 7/2002, as referred in note 36.

      The value recorded in this account will be amortized against income over a period of 10 years, based on its balance at the end of the previous year, in accordance with the accounting policy described in note 1 m).

      The value of the corridor calculated in accordance with Regulations 12/2001 and 7/2002, is recorded in Other sundry assets and amounted to Euros 341,213,000 (2001: Euros 269,988,000).

10.   Due to banks - with agreed maturity date

      This balance is analyzed as follows:

                                                   2002            2001
                                                 Euro '000       Euro '000
                                                ----------      ----------

      Bank of Portugal                                  15         235,208
      Inter-bank Money Market                      655,000         351,090
      Credit institutions in Portugal              455,598       1,471,660
      Credit institutions abroad                11,629,973      10,707,561
                                                ----------      ----------
                                                12,740,586      12,765,519
                                                ==========      ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      This balance is analyzed by the period to maturity, as follows:

                                                2002               2001
                                             Euro '000           Euro '000
                                            ----------          ----------

      Up to 3 months                         6,365,247           6,870,008
      3 to 6 months                          2,300,685           2,007,446
      6 to 12 months                         1,636,556           2,359,835
      1 to 5 years                           1,673,098             752,419
      More than 5 years                        765,000             775,811
                                            ----------          ----------
                                            12,740,586          12,765,519
                                            ==========          ==========

11.   Due to customers - with agreed maturity date

      This balance is analyzed as follows:

                                                     2002            2001
                                                   Euro '000       Euro '000
                                                  ----------      ----------
      Deposits from customers:
         Time deposits                            10,739,291      12,543,268
         Saving accounts                           3,073,045       3,194,599
      Other items                                    477,325         246,712
                                                  ----------      ----------
                                                  14,289,661      15,984,579
                                                  ==========      ==========
      Securities and other assets sold under
         repurchase agreement                        490,098         743,170
                                                  ==========      ==========

      In accordance with Regulation 180/94 of 15 December, 1994, the Deposit Guarantee Fund was established to guarantee the reimbursement of funds deposited in Credit Institutions. The calculations of the annual contributions for this Fund are based on the criterion laid out in Regulation 11/94 of the Bank of Portugal.

      This balances is analyzed by the period to maturity, as follows:

                                                     2002            2001
                                                   Euro '000       Euro '000
                                                  ----------      ----------
      Deposits from customers
           Up to 3 months                          9,701,253      10,582,586
           3 to 6 months                           2,613,910       3,155,341
           6 to 12 months                          1,304,340       1,698,790
           1 to 5 years                              149,496         288,979
           More than 5 years                          43,337          12,171
                                                  ----------      ----------
                                                  13,812,336      15,737,867
                                                  ----------      ----------
      Securities and other assets sold under
         repurchase agreement:
           Up to 3 months                            490,098         638,346
           3 to 12 months                                 --         103,857
           6 to 12 months                                 --             905
           1 to 5 years                                   --              62
                                                  ----------      ----------
                                                     490,098         743,170
                                                  ----------      ----------
      Other items
           Up to 3 months                            258,314         246,712
           3 to 6 months                               1,983              --
           6 to 12 months                              5,907              --
           1 to 5 years                              210,421              --
           More than 5 years                             700              --
                                                  ----------      ----------
                                                     477,325         246,712
                                                  ----------      ----------
                                                  14,779,759      16,727,749
                                                  ==========      ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

12.   Debt securities

      This balance is analyzed as follows:

                                                 2002              2001
                                               Euro '000         Euro '000
                                              ----------        ----------

      Certificates of Deposit                      9,723             9,801
      Bonds                                   10,472,220         9,498,701
      Commercial Paper                         1,052,877         1,210,387
                                              ----------        ----------
                                              11,534,820        10,718,889
                                              ==========        ==========

      This balance is analyzed by the period to maturity, as follows:

                                                  2002              2001
                                               Euro '000         Euro '000
                                              ----------        ----------

      Certificates of Deposit
           Up to 3 months                          3,985             3,666
           3 to 6 months                           3,604             3,722
           6 to 12 months                          2,134             1,538
           1 to 5 years                               --               875
                                              ----------        ----------
                                                   9,723             9,801
                                              ----------        ----------

      Bonds
           Up to 3 months                        723,741           610,786
           3 to 6 months                         106,135           163,492
           6 to 12 months                        812,161           825,983
           1 to 5 years                        6,942,089         5,830,462
           More than 5 years                   1,888,094         2,067,978
                                              ----------        ----------
                                              10,472,220         9,498,701
                                              ----------        ----------

      Commercial Paper
           Up to 3 months                      1,000,456         1,063,679
           3 to 6 months                          32,421           141,708
           6 to 12 months                         20,000             5,000
                                              ----------        ----------
                                               1,052,877         1,210,387
                                              ----------        ----------
                                              11,534,820        10,718,889
                                              ==========        ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The debt securities issues for the Group as at December 31, 2002, are analyzed as follows:

                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
Bonds issued:

 Banco Comercial Portugues :

   B.M. Imobiliario /97-1(a) Em.     June, 1997          June, 2012        Euribor 3 months + 1.75%                          49,880
   Investim. NIKKEI - 1(a)e 2(a) Em. February, 1998      February, 2003    Indexed to Nikkei 225                             13,174
   Fact.Atlantico 98 - 1(a) Em.      July, 1998          July, 2003        Euribor + 0.25%                                   24,940
   Nac.Factoring 98 - 1(a) Serie     November, 1998      November, 2003    Euribor + 0.25%                                   14,964
   Fact.Atlantico 98 - 2(a) Em.      December, 1998      December, 2003    Euribor + 0.25%                                   14,964
   Nac.Factoring 98 - 2(a) Serie     February, 1999      February, 2004    Euribor + 0.25%                                   14,964
   Nac.Factoring 99                  February, 1999      February, 2004    Euribor + 0.25%                                   24,940
   BCP - PSI 20 Cap. garantido       April, 1999         April, 2004       Indexed to PSI 20                                  5,000
   Obr. Investimento Real            May, 1999           May, 2006         Indexed to IPC                                       382
   Nac.Factoring 98 3(a) Serie       May, 1999           May, 2004         Euribor + 0.25%                                   14,964
   Atlantico 3.25%  - 1(a) Em.       August, 1999        August, 2003      Fixed rate of 3.25 %                              16,957
   Atlantico 3.5%  - 1(a) Em.        August, 1999        August, 2004      Fixed rate of 3.5%                                37,315
   BCP 3.5% 99/04 - 1(a) serie       August, 1999        August, 2004      Fixed rate of 3.5%                                12,824
   Invest. Mello EUA 2004            September, 1999     September, 2004   Indexed to  S&P5000                                9,716
   Invest. Mello Europa 2003         September, 1999     October, 2003     Indexed to Down Jones Stoxx 50                    12,804
   Invest. Atlantico Tx Cresc.       October, 1999       October, 2004     Increasing rate (3.25%; 3.5%; 4.25% and 5%        26,887
                                                                              in the 2nd, 3rd, 4th and 5th year respect.)
   Invest. BCP SFI Tx Cresc.         October, 1999       October, 2004     Increasing rate (3.5%; 3.75%; 4% and 4.5%          2,615
                                                                              in the 2nd, 3rd, 4th and 5th year respect.)
   Invest. Mello Multimedia 2003     October, 1999       October, 2006     Indexed to portfolio Mello Multimedia              8,352
   Atlantico Capital Crescente       January, 2000       January, 2003     Increasing rate (3%; 3.5% and 4% in the 1st;      40,057
                                                                              2nd and 3rd year respect.)
   BCP Capital Crescente             January, 2000       January, 2003     Increasing rate (3%; 3.5% and 4% in the 1st;      11,035
                                                                              2nd and 3rd year respect.)
   Invest. Mello Acc. Europa 2003    February, 2000      February, 2003    Indexed to Down Jones Stoxx 50                    11,588
   Cap. gar. Telecoms - Marco 2005   March, 2000         March, 2005       Indexed to portfolio shares (Telecoms)             4,866
   Invest. Mello telecomunic. 2003   March, 2000         March, 2003       Indexed to DJ Euro Stoxx Telecom                  16,183
   Invest. Emp. Farmaceuticas 2003   April, 2000         April, 2003       Indexed to portfolio Pharm. Companies             19,952
   EMTN BCP-SFE 23(a) Em.            May, 2000           May, 2005         Fixed rate of 5.710%                              25,000
   BCP-SFI Rend. EuroStoxx50         May, 2000           May, 2004         Indexed to Euro Stoxx                             10,086
   BCP-SFI Rendimento 6.00%          May, 2000           May, 2004         Fixed rate of 6.00 %                              10,030
   BCP-SFI Rend. EuroStoxx50         May, 2000           May, 2004         Indexed to Euro Stoxx                              3,935
   BCP-SFI Rendimento 9%             May, 2000           May, 2004         Fixed rate of 9.00 %                               3,960
   EMTN BCP-SFE 21(a) Em.            May, 2000           March, 2010       Fixed rate of 5.20 %                              65,000
   BCP-SFI - Rend Max 1(a) Em        July, 2000          July, 2003        Increasing rate (3.25%; 3.5% and 6.5% in          91,386
                                                                              the 1st, 2nd and 3rd year respect.)
   BCP-SFI - Rend Max 2(a) Em        August, 2000        August, 2003      Increasing rate (3.25%; 3.5% and 6.5% in          66,147
                                                                              the 1st, 2nd and 3rd year respect.)
   BCP-SFI - Rend Max 3(a) Em        September, 2000     September, 2003   Fixed rate of 3.25 %, 1st year                   105,696
   EMTN BCP-SFE 37(a) Em             November, 2000      November, 2003    Euribor 3 months + 0.15%                         200,000
   BCP-SFI Taxa Garantida            January, 2001       July, 2003        Fixed rate of 11.5 %                              59,750
   EMTN BCP-SFE 42(a) Em             February, 2001      August, 2006      Fixed rate of 4.28 %                               5,000
   BCP-SFI - CG Arco-Iris - 2006     March, 2001         March, 2006       Indexed to portfolio of 3 indexs                   2,735
   BCP-SFI - Obrig. Primavera        May, 2001           May, 2004         Corridor Eurib. 6ms 360 (3.43% / 5.0%)             3,817
   BCP-SFE - Obrig. Primavera        May, 2001           May, 2004         Corridor Eurib. 6ms 360 (3.43% / 5.0%)             2,127
   BCP-SFI Poup. Tx. Gar.-1(a) Em.   July, 2001          July, 2004        Fixed rate of 12 %                                60,451
   BCP-SFE Poup. Tx. Gar.-1(a) Em.   July, 2001          July, 2004        Fixed rate of 12 %                                13,375
   BCP-SFI Poup. Tx. Gar.-2(a) Em.   September, 2001     September, 2004   Fixed rate of 12 %                               111,923
   BCP-SFE Poup. Tx. Gar.-2(a) Em.   September, 2001     September, 2004   Fixed rate of 12 %                                29,554
   BCP-SFI Poup. Tx. Gar.-3(a) Em.   September, 2001     September, 2004   Fixed rate of 12 %                                73,474
   BCP-SFE Poup. Tx. Gar.-3(a) Em.   September, 2001     September, 2004   Fixed rate of 12 %                                19,873
   BCP 5.40% Nov01/11-1(a) Em.       November, 2001      November, 2011    Fixed rate of 5.40 %                             175,000
   BCP 4.90% Nov01/11-2(a) Em.       November, 2001      November, 2011    Fixed rate of 4.90 %                              25,000
   BCP-SFE Poup.Certa 10%            January, 2002       January, 2005     Fixed rate of 10 %                                11,729
   BCP-SFI Poup. Certa 10%           January, 2002       January, 2005     Fixed rate of 10 %                                59,112
   BCP 5.34% Marco-02/Mar-12         March, 2002         March, 2012       Fixed rate of 5.34 %                             164,500
   BCP-SFI Cg Nasdaq Jun02/Dez05     June, 2002          December, 2005    Fixed rate 2% + Variable income at maturity        5,650
   BCP-SFI Super Poup.Crescente      August, 2002        August, 2004      1st year 3%; 2nd year 4.5%                        80,188
   BCP-SFE Super Poup.Crescente      August, 2002        August, 2004      1st year 3%; 2nd year 4.5%                        18,283
   BCP 4.83% Agosto 2007             August, 2002        August, 2007      Fixed rate of 4.83%                              136,700
   BCP-SFE Sup.Poup.Cresc. -2(a) Em. September, 2002     September, 2004   1st year 3%; 2nd year 4.25%                       36,456
   BCP-SFI Sup.Poup.Cresc. -2(a) Em. September, 2002     September, 2004   1st year 3%; 2nd year 4.25%                      137,013
   BCP-SFE Aforro 6.5%               September, 2002     September, 2004   Fixed rate of 3.25%                                5,541
   BCP-SFI Aforro 6.5%               September, 2002     September, 2004   Fixed rate of 3.25%                               24,904
   BCP-SFI Rendim. Seguro 10%        November, 2002      November, 2005    Fixed rate of 10%                                 31,698
   BCP-SFE Rendim. Seguro 10%        November, 2002      November, 2005    Fixed rate of 10%                                 43,661

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

(continuation)
                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
 BCP Investimento :

   Obr. Cap. garantido PSI20         April, 1999         April, 2004       Indexed to PSI 20                                 38,500
   Obr. Investimento Real            May, 1999           May, 2006         Indexed to IPC                                    22,102
   Obr. Taxa Fixa 3.25% 1(a) Em.     August, 1999        August, 2003      Fixed rate of 3.25%                               20,220
   Investimento Taxa Crescente       October, 1999       October, 2004     Increasing rate (3.25%; 3.5%; 4.25% and           19,284
                                                                              5% in the 2nd, 3rd, 4th and 5th year
                                                                              respect.)
   Obr. Cap. gar. Internet 2004      December, 1999      December, 2004    Indexed to portfolio of shares (Internet)         39,500
   Cap. gar. Telecoms 2000-05        February, 2000      February, 2005    Indexed to portfolio of shares (Telecoms)         44,982
    Mello Biotecnologia USD 2005     February, 2000      February, 2005    Indexed to portfolio of shares                     4,768
   Obr. Taxa Crescente - 2003        February, 2000      February, 2003    Increasing rate (3.25%; 3.75% and 4.6% in         72,477
                                                                              the 1st, 2nd and 3rd year respect.)
   Mello Biotecnol. 05-1(a) tr.      March, 2000         March, 2005       Indexed to portfolio of shares (M. Biotecnol.)     8,150
   Mello Biotecnol. 05-2(a) tr.      March, 2000         March, 2005       Indexed to portfolio of shares (M. Biotecnol.)    10,000
   Cap. garantido Telecomunic.
      moveis 2000-2005               March, 2000         September, 2005   Indexed to portfolio of shares (Telecoms)         37,193
   Tx.Crescente - Marco 00/03        March, 2000         March, 2003       Increasing rate (3.25%; 3.75%; 4.6% in            17,605
                                                                              the 1st, 2nd and 3rd year respect.)
   Cap. garantido Media 2005         April, 2000         October, 2005     Indexed to Dow Jones Stoxx Media Price            25,150
   Renda Mensal 4%- Maio/005         May, 2000           May, 2005         Fixed rate of 4%                                   4,586
   Poupanca-Rend. Maio 2005          May, 2000           May, 2005         Increasing rate (3.25%; 3.75%; 4.25%; 4.75%       14,331
                                                                              and 5.5% in the 1st, 2nd, 3rd, 4th and
                                                                              5th year respect.)
   Rend. Crescente Mai00/03          May, 2000           May, 2003         Increasing rate (3.5%; 4.0% and 4.5% in           16,688
                                                                              the 1st, 2nd and 3rd year respect.)
   Rend. Cresc. Jun00/03-2(a) Em.    June, 2000          June, 2003        Increasing rate (3.5%; 4.0% and 4.5% in              682
                                                                              the 1st, 2nd and 3rd year respect.)
   Valor Rend. - 7% - Jul00/04       July, 2000          July, 2004        Fixed rate of 7%                                   1,893
   Valor EuroStoxx 50 - Jul00/04     July, 2000          July, 2004        Indexed to Euro Stoxx                              1,978
   Cap. gar. Rend. Eurostoxx 50      July, 2000          August, 2004      Indexed to Euro Stoxx                              7,500
   Cap. gar. Inv. Eurostoxx50        July, 2000          July, 2004        Indexed to Euro Stoxx                             10,000
   BCP Invest(0)-Biotecnol./2005     August, 2000        August, 2005      Indexed to portfolio of shares (Biotecnology)      6,000
   Rend Seguro Set00/08              September, 2000     September, 2008   Fixed rate of 3%                                  28,430
   Cap. gar. Selec Eur Qualid./03    October, 2000       October, 2003     Indexed to DJ Eur Stoxx Health/Bank/Retail         9,250
   Rend. Seguro 2(a)Em-Out00/08      October, 2000       September, 2008   Fixed rate of 3%                                   1,250
   5.825% - Nov00/08-1(a) SR         November, 2000      November, 2008    Fixed rate of 5.825%                              60,000
   5.72% - Nov00/08-1(a) SR          November, 2000      November, 2008    Fixed rate of 5.72 %                              28,000
   5.825% - Nov00/08-2(a) SR         November, 2000      November, 2008    Fixed rate of 5.825%                              50,000
   5.72% - Nov00/08-2(a) SR          November, 2000      November, 2008    Fixed rate of 5.72 %                              16,000
   5.65% - Nov08 - 3(a) SR           December, 2000      November, 2008    Fixed rate of 5.65 %                               4,000
   BCP Investimento Valor +          January, 2001       January, 2004     5.65%*n/N;                                         7,043
                                                                              n num. days Eurib.12 months<5 %
   Taxa Maxima 5% - Janeiro 2004     January, 2001       January, 2004     5%*n/N;                                           27,544
                                                                              n num. days Eurib.12 months<5.30 %
   4 % - 31 Janeiro 2001/2004        January, 2001       January, 2004     Fixed rate of 4%                                  13,351
   Cap.gar. Selec Empr. Mund./05     January, 2001       January, 2005     Indexed to portfolio shares                       24,961
   BCP Investimento Crescente        February, 2001      February, 2004    Increasing rate (3.6%; 3.8% and 4.1% in           21,639
                                                                              the 1st, 2nd and 3rd year respect.)
   Especial Milenio - 01/04          February, 2001      February, 2004    Corridor Eurib. 360 (3.60% / 5.0%)=>              39,144
                                                                              6%*n/N
   Especial Milenio - 01/04-2(a) Em. February, 2001      February, 2004    Corridor Eurib. 360 (3.60% / 5.0%)=>              11,573
                                                                              6%*n/N
   Cap. Gar. Economia Global/05      March, 2001         March, 2005       Indexed to portfolio of indexs                    24,434
   5.32% - 2001/09.MAR.2009          March, 2001         March, 2009       Fixed rate of 5.32 %                              50,000
   5.36% - 2001/09.MAR.2009          March, 2001         March, 2009       Fixed rate of 5.36 %                              37,000
   5.34% - 2001/09.MAR.2009          March, 2001         March, 2009       Fixed rate of 5.34 %                              15,000
   5.35% - 2001/09.MAR.2009          March, 2001         March, 2009       Fixed rate of 5.35 %                              12,700
   6.522% - Marco 2001/2009          March, 2001         March, 2009       Fixed rate of 6.522 %                              7,500
   Rendimento Seguro 2001/2009       March, 2001         March, 2009       Fixed rate of 1.95 %                               7,500
   BCP Investimento Especial +       March, 2001         March, 2004       Rate of 5% 1st year, and 12.6% less two           13,561
                                                                              times the rate Euribor 6 months
                                                                              in the 2nd and 3rd years
   BCP Investimento 2001/2004        March, 2001         March, 2004       Corridor Eurib. 6 ms 360 (3.60% / 5.0%)=>          6,285
                                                                              6%*n/N
   BCP Investimento Soberano         May, 2001           May, 2003         Indexed to JP Morgan Index                         9,742
   Europa 6% + - Maio 2001/2004      May, 2001           May, 2004         Indexed to DJ Euro Stoxx50 Index                  18,391
   CG Bio-Farmaceuticas - 2005       May, 2001           May, 2005         Indexed to portfolio of 3 indexs                   9,775
   BCP Investimento Excellentis      May, 2001           May, 2003         Corridor Eurib. 6 ms 360 (3.30% / 5.0%)=>         17,571
                                                                              5%*n/N
   Especial Rendimento 6.25%         May, 2001           May, 2004         Fixed rate of 6.25 %                               2,500
   Especial EuroStoxx50              May, 2001           May, 2004         Indexed to DJ Euro Stoxx 50 Index                  2,500

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

(continuation)
                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
   BCP Investimento Rendim. Extra      June, 2001        June, 2004        Increasing rate (5.25% in the 1st year; Euribor   34,393
                                                                             6 months + 0.5% in the 2nd and 3rd years)
   CG Atlantico 7.25% Ja 2004          July, 2001        July, 2004        Fixed rate of 7.25 %                              30,820
   CG Sup.Rend.Boas Ferias 7.25%       July, 2001        July, 2004        Fixed rate of 7.25 %                               9,600
   Alta Poupanca 7.25% II              July, 2001        July, 2004        Fixed rate of 7.25 %                               7,267
   Alta Poupanca 7.25%                 July, 2001        July, 2003        Fixed rate of 7.25 %                              47,817
   Alta Poupanca Variavel              July, 2001        July, 2004        Zero Coupon                                       49,178
   5.5% Mais Julho 2004                July, 2001        July, 2004        5.5 % in 1st year; 10%*n/720 (3.5%;5%)            12,167
                                                                              in the 2nd and 3rd years
   Rendimento Extra - 2(a)Em.          August, 2001      August, 2004      6 % in 1st year, Euribor 6 ms +                   17,675
                                                                              0.25%*n/N (3.5%;4.95%) in the
                                                                              2nd and 3rd years
   Alta Poupanca 7.25% - 2(a)Em.       August, 2001      August, 2003      Fixed rate of 7.25 %                              10,792
   Atlantico 7.25% Ja - 2(a)Em.        August, 2001      August, 2004      Indexed to portfolio of shares                    14,480
   Alta Poupanca Variavel - 2(a)Em.    August, 2001      August, 2004      Indexed to portfolio of shares                    11,405
   Alta Poupanca 7.25% - 3(a)Em.       September, 2001   September, 2003   Fixed rate of 7.25 %                              14,937
   CG Atlantico 7.25% Ja - 3(a)Em      September, 2001   September, 2004   Indexed to portfolio of shares                     8,603
   Alta Poupanca Variavel - 3(a)Em.    September, 2001   September, 2004   Indexed to portfolio of shares                    15,532
   Alto Rendimento 6.25%               September, 2001   September, 2004   Fixed rate of 6.25 %                               7,154
   Alto Rendimento Mais                September, 2001   September, 2004   Indexed to portfolio of shares                     7,230
   Corredor 5.5%                       September, 2001   September, 2003   Corridor Eurib. 6ms 360 (3.55% / 4.49%)           14,290
                                                                              => 5.5%*n/N
   Corredor 6.25%                      October, 2001     October, 2003     Corridor 6.25% basis 30/360                        4,605
   7% Outubro 2003                     October, 2001     October, 2003     Fixed rate of 7 %                                  3,955
   CG Mais Outubro 2005                October, 2001     October, 2005     Indexed to portfolio of 4 indexs                   4,078
   Rendimento Global 4.75%             November, 2001    November, 2003    Fixed rate of 4.75 %                               8,644
   CG Investimento Global              November, 2001    November, 2004    Indexed to portfolio of 3 indexs                   8,830
   Corredor Crescente 5%               November, 2001    November, 2003    Increasing Corridor (3.00% / 3.65%);               9,640
                                                                             (2.86% / 3.79%);  (2.72% / 3.93%);
                                                                             (2.58% / 4.07%); in the 1st, 2nd, 3rd and 4th
                                                                             coupon respect.
   Valor 5% 2001                       December, 2001    December, 2003    Fixed rate of 5 %                                  4,049
   CG Valor Mais - Dezembro 05         December, 2001    December, 2005    Indexed to DJ Euro Stoxx50 Index                   4,211
   BCP Inv. Taxa Crescente 2007        February, 2002    February, 2007    Increasing rate (3.37%; 3.62%; 3.87%; 4.12%       58,898
                                                                              and 4.37% in the 1st, 2nd, 3rd, 4th and
                                                                              5th year respect.)
   Cg 33 Plus Fev02/05                 February, 2002    February, 2005    Indexed to portfolio of 10 shares                 74,796
   Rendimento Garantido 02/05          March, 2002       March, 2005       Fixed rate of 12 %                                65,082
   Rendimento 24 Marco 2002/2005       March, 2002       March, 2005       Indexed to portfolio of 4 shares                  66,308
   Economia Mundial 2002/2005          April, 2002       April, 2005       Fixed rate 2 % + Variable income at maturity      49,795
   Taxa Crescente 2004                 June, 2002        June, 2004        Quarter coupon with increasing fixed rate (1st    47,383
                                                                              quart. 3%, 2nd quart. 3.15%, 3rd quart.
                                                                              3.30%, 4th quart. 3.45%, 5th quart. 3.60%,
                                                                              6th quart. 3.75%, 7th quart. 3.90% and
                                                                              8th quart. 4.05%)
   Investimento Duplo 6.25%            July, 2002        July, 2004        Fixed rate of 6.25%                               23,478
   Invest. Duplo Variavel-Julho 2005   July, 2002        July, 2005        Indexed to portfolio of 4 shares                  23,628
   Investimento Duplo 6.25%-2(a)Em.    August, 2002      August, 2004      Fixed rate of 6.25%                               15,196
   Investimento Mais - Agosto 2005     August, 2002      August, 2005      Indexed to portfolio of 10 shares                 16,098
   Investim. Duplo Variavel-2(a)Em.    August, 2002      August, 2005      Indexed to portfolio of 4 shares                  15,315
   BCP Investimento Rendt(0)Certo      August, 2002      August, 2004      Quarter coupon with increasing fixed rate (1st    35,994
                                                                              quart. 3%, 2nd quart. 3.15%, 3rd quart.
                                                                              3.30%, 4th quart. 3.45%, 5th quart. 3.60%,
                                                                              6th quart. 3.75%, 7th quart. 3.90% and 8th
                                                                              quart. 4.05%)
   Rendimento Certo-Setembro 2004      September, 2002   September, 2004   Quarter coupon with increasing fixed rate (1st    35,011
                                                                              quart. 3%, 2nd quart. 3.08%, 3rd quart.
                                                                              3.16%, 4th quart. 3.24%, 5th quart. 3.32%,
                                                                              6th quart. 3.40%, 7th quart. 3.48% and
                                                                              8th quart. 3.56%)
   Investimento Duplo 5.75%            September, 2002   September, 2004   Fixed rate of 5.75%                               15,423
   Inv.Duplo Variavel 02/05Set2005     September, 2002   September, 2005   Indexed to portfolio of 4 shares                  15,561
   Investimento Duplo 5.75% 02/04      October, 2002     October, 2004     Fixed rate of 5.75%                               15,537
   Inv.Duplo Variavel 02/02.10.2005    October, 2002     October, 2005     Indexed to portfolio of 4 shares                  15,573
   Invest(0)Duplo 5.25% 02/04          November, 2002    November, 2004    Fixed rate of 5.25%                               17,415
   Rendimento Certo - Nov/2004         November, 2002    November, 2004    1st year 2.25% ; 2nd year 3.5%                    27,747
   Invest(0)Duplo Variavel 02/05       November, 2002    November, 2005    Indexed to portfolio of 4 shares                  17,541
   Rendimento Certo 02/04              December, 2002    December, 2004    1st year 2.25% ; 2nd year 3.5%                    30,567
   Inv.Duplo 5.25% Dez04-6(a)Em.       December, 2002    December, 2004    Fixed rate of 5.25%                               18,672
   Inv.Duplo Variavel Dez05-6(a)Em.    December, 2002    December, 2005    Indexed to portfolio of 4 shares                  18,692

 Banco de Investimento Imobiliario :

   BII 1995/2005 3(a)serie             December, 1995    December, 2005    Euribor 3 months                                     448
   BII 1996/2011                       June, 1996        June, 2011        Euribor 3 months + 1.75%                         242,640
   FRN's BII Finance Comp              September, 1996   September, 2011   Euribor 3 months + 1.75%                         340,159

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

(continuation)
                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
 Banco Internacional de Mocambique :

   BIM / 2000 - 1(a) Serie             September, 2000   September, 2005    See reference ( i )                                799
   BIM / 2000 - 2(a) Serie             October, 2000     September, 2005    See reference ( i )                                799
   BIM / 2000 - 3(a) Serie             October, 2000     September, 2005    See reference ( i )                                799
   BIM / 2000 - 4(a) Serie             October, 2000     September, 2005    See reference ( i )                                799

 BCP Finance Bank :

   BCP Fin.Bank - USD 400 m            May, 1999         May, 2004          U.S. Libor 3 months + 0.125%                   381,425
   BCP Fin.Bank - USD 15 m             June, 1999        March, 2003        Fixed rate of 5.0 %                             14,303
   BCP Fin.Bank - EUR 25 m             August, 1999      September, 2007    Fixed rate of 4.85 %                            24,550
   BCP Fin.Bank - EUR 83.79 m          October, 1999     October, 2007      Fixed rate of 5.697429%                         79,245
   BCP Fin.Bank - USD 500 m            January, 2000     January, 2005      U.S. Libor 3 months + 0.15%                    476,781
   BCP Fin.Bank - EUR 4 m              March, 2000       March, 2004        Indexed to Telecoms shares                       3,823
   BCP Fin.Bank - EUR 500 m            March, 2000       March, 2003        Euribor 3 months + 0.125%                      483,000
   BCP Fin.Bank - EUR 37.5 m           March, 2000       March, 2008        Fixed rate of 5.83 %                            37,500
   BCP Fin.Bank - EUR 50 m             March, 2000       March, 2008        Fixed rate of 5.6625 %                          50,000
   BCP Fin.Bank - EUR 25 m             April, 2000       April, 2008        Fixed rate of 5.615 %                           25,000
   BCP Fin.Bank - EUR 42.5 m           April, 2000       April, 2008        Fixed rate of 5.86 %                            42,500
   BCP Fin.Bank - EUR 25 m             May, 2000         March, 2008        Fixed rate of 5.618 %                           25,000
   BCP Fin.Bank - EUR 21.781 m         May, 2000         May, 2008          Fixed rate of 6.1619%                           21,781
   BCP Fin.Bank - EUR 75 m             May, 2000         May, 2008          Fixed rate of 5.68167%                          75,000
   BCP Fin.Bank - EUR 16.6 m           June, 2000        May, 2005          Fixed rate of 5.86%                             16,600
   BCP Fin.Bank - USD 500 m            June, 2000        January, 2005      U.S. Libor 3 months + 0.15%                    476,781
   BCP Fin.Bank - EUR 80 m             June, 2000        June, 2008         Increasing rate of 4.86% in 1st year (ii)       80,000
   BCP Fin.Bank - EUR 20 m             June, 2000        June, 2008         Increasing rate of 4.87% in 1st year (ii)       20,000
   BCP Fin.Bank - EUR 20 m             July, 2000        June, 2008         Increasing rate of 4.66% in 1st year (ii)       20,000
   BCP Fin.Bank - EUR 19.5 m           July, 2000        June, 2008         Increasing rate of 4.71% in 1st year (ii)       19,500
   BCP Fin.Bank - EUR 5 m              August, 2000      August, 2003       Indexed to Down Jones EuroStoxx 50               4,343
   BCP Fin.Bank - EUR 25 m             September, 2000   September, 2005    Euribor 3 months + 0.21%                        25,000
   BCP Fin.Bank - EUR 11 m             September, 2000   September, 2003    Euribor 1 month + 0.13%                         11,000
   BCP Fin.Bank - EUR 29 m             September, 2000   September, 2008    Fixed rate of  6.25%                            28,300
   BCP Fin.Bank - EUR 1.25 m           October, 2000     September, 2008    Fixed rate of  6.25%                             1,250
   BCP Fin.Bank - EUR 10 m             December, 2000    December, 2005     Euribor 6 months + 1.75%                        10,000
   BCP Fin.Bank - EUR 5 m              March, 2001       August, 2007       Fixed rate of 4.25%                              5,000
   BCP Fin.Bank - EUR 10 m             April, 2001       April, 2003        Euribor 6 months + 1.00%                        10,000
   BCP Fin.Bank - EUR 25 m             April, 2001       April, 2004        Euribor 6 months + 1.75%                        25,000
   BCP Fin.Bank - EUR 500 m            May, 2001         May, 2006          Euribor 3 months + 0.15%                       500,000
   BCP Fin.Bank - EUR 48.5 m           May, 2001         June, 2005         Euribor 6 months + 0.40%                        48,500
   BCP Fin.Bank - EUR 49.88 m          May, 2001         November, 2007     Euribor 6 months + 0.50%                        49,880
   BCP Fin.Bank - EUR 210 m            August, 2001      August, 2006       Euribor 6 months + 1.50%                       210,000
   BCP Fin.Bank - USD 50 m             August, 2001      August, 2006       USD Libor 6 months + 1.50%                      47,678
   BCP Fin.Bank - USD 11 m             August, 2001      August, 2003       USD Libor 6 months + 1.75%                      10,489
   BCP Fin.Bank - GBP 100 m            August, 2001      August, 2006       GBP Libor 3 months + 0.20%                     153,728
   BCP Fin.Bank - EUR 12 m             September, 2001   September, 2006    Fixed rate of 7.20%                             12,000
   BCP Fin.Bank - EUR 5.75 m           October, 2001     October, 2006      Euribor 6 months + 1.95%                         5,750
   BCP Fin.Bank - EUR 75 m             November, 2001    November, 2004     Euribor 3 months + 0.90%                        73,956
   BCP Fin.Bank - EUR 75 m             November, 2001    November, 2006     Euribor 6 months + 1.65%                        74,995
   BCP Fin.Bank - EUR 3 m              November, 2001    November, 2006     Fixed rate of 7.20%                              3,000
   BCP Fin.Bank - EUR. 6 m             November, 2001    November, 2004     Euribor 6 months + 1.40%                         6,000
   BCP Fin.Bank - EUR 11.429 m         November, 2001    November, 2009     Indexed to portfolio shares                     11,399
   BCP Fin.Bank - USD 4.515 m          November, 2001    November, 2009     Indexed to portfolio shares                      4,305
   BCP Fin.Bank - EUR 15 m             November, 2001    November, 2011     Zero Coupon                                     15,000
   BCP Fin.Bank - EUR 12 m             December, 2001    December, 2011     Zero Coupon                                     12,000
   BCP Fin.Bank - EUR 100 m            January, 2002     June, 2004         Euribor 3 months + 0.16 %                      100,000
   BCP Fin.Bank - EUR 7 m              February, 2002    February, 2006     Euribor 3 months + 0.18 %                        6,672
   BCP Fin.Bank - EUR 12.5 m           February, 2002    February, 2003     Euribor 12 months + 1.65%                       12,500
   BCP Fin.Bank - EUR 500 m            February, 2002    February, 2007     Euribor 3 months + 0.20%                       500,000
   BCP Fin.Bank - USD 5.89 m           February, 2002    February, 2007     Libor 6 months + 1.75%*n/N <5.6% 1st year;       5,616
                                                                              <6.1% 2nd year; <6.6% 3rd year;
                                                                              <7.1% 4th year; <7.6% 5th year
   BCP Fin.Bank - EUR 13.5 m           February, 2002    February, 2007     Euribor 6 months + 1.5%*n/N <4.3% 1st year;     13,500
                                                                              <4.8% 2nd year; <5.3% 3rd year;
                                                                              <5.8% 4th year; <6.3% 5th year
   BCP Fin.Bank - EUR 27.25 m          February, 2002    February, 2006     Indexed to portfolio shares                     27,250
   BCP Fin.Bank - EUR 5 m              February, 2002    December, 2011     Discount rate <=> 6.8540559%                     5,000
   BCP Fin.Bank - USD 8.2 m            March, 2002       March, 2003        Libor 12 months + 1.50%                          7,819

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

(continuation)
                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
   BCP Fin.Bank - EUR 24 m             March, 2002        March, 2003       Euribor 12 months + 1.50%                         24,000
   BCP Fin.Bank - GBP 20 m             April, 2002        April, 2005       Fixed rate of 5.74%                               30,746
   BCP Fin.Bank - GBP 20 m             April, 2002        April, 2005       Fixed rate of 5.63%                               30,746
   BCP Fin.Bank - HKD 170 m            April, 2002        April, 2005       Hkd Hibor 3 months + 0.32%                        20,787
   BCP Fin.Bank - EUR 5 m              May, 2002          December, 2011    Discount rate <=>  7.0821486%                      5,000
   BCP Fin.Bank - EUR 21.5 m           May, 2002          May, 2005         Euribor 6 months + 1.50%                          21,500
   BCP Fin.Bank - EUR 24 m             May, 2002          November, 2005    Indexed to portfolio of shares                    21,439
   BCP Fin.Bank - JPY 9,340 m          May, 2002          December, 2004    Fixed rate of 0.24%                               75,086
   BCP Fin.Bank - EUR 500 m            May, 2002          February, 2007    Euribor 3 months + 0.20%                         486,000
   BCP Fin.Bank - EUR 10 m             June, 2002         June, 2003        Euribor 6 months + 1.60%                          10,000
   BCP Fin.Bank - HKD 156 m            June, 2002         June, 2005        Hkd Hibor 3 months + 0.21%                        19,075
   BCP Fin.Bank - HKD 100 m            June, 2002         June, 2004        Fixed rate of 3.54%                               12,228
   BCP Fin.Bank - HKD 230 m            June, 2002         June, 2005        Hkd Hibor 3 months + 0.23%                        28,124
   BCP Fin.Bank - EUR 13.8 m           July, 2002         July, 2003        Fixed rate of 5.25%                               13,826
   BCP Fin.Bank - USD 8.75 m           July, 2002         July, 2003        Fixed rate of 4.125%                               8,344
   BCP Fin.Bank - EUR 10 m             July, 2002         July, 2009        Discount rate 5.22741% <=> 6.0338566%             10,000
   BCP Fin.Bank - GBP 125 m            August, 2002       August, 2005      GBP Libor 3 months + 0.10%                       192,160
   BCP Fin.Bank - EUR 50 m             August, 2002       January, 2006     Euribor 6 months + 0.20%                          50,000
   BCP Fin.Bank - EUR 4 m              November, 2002     December, 2005    Indexed to a fund                                  4,000
   BCP Fin.Bank - CAD 6 m              December, 2002     December, 2005    Increasing rate (3.1%; 3.35% and 3.6%              3,625
                                                                               in the 1st, 2nd and 3rd year respect.)
                                                                                                                       -------------
                                                                                                                          10,472,220
                                                                                                                       =============

Commercial Paper :

 BCP Finance Bank :

   BCP Finance Bank - EUR 10.34 m      February, 2002     February, 2003    Fixed rate of  3.535%                             10,340
   BCP Finance Bank - USD 5 m          June, 2002         June, 2003        Fixed rate of 2.36%                                4,768
   BCP Finance Bank - EUR 10 m         October, 2002      January, 2003     Fixed rate of 3.3%                                10,000
   BCP Finance Bank - EUR 20 m         October, 2002      January, 2003     Fixed rate of 3.29%                               20,000
   BCP Finance Bank - USD 106 m        October, 2002      January, 2003     Fixed rate of 1.78%                              101,077
   BCP Finance Bank - EUR 20 m         October, 2002      February, 2003    Fixed rate of 3.21%                               20,000
   BCP Finance Bank - EUR 40 m         October, 2002      January, 2003     Fixed rate of 3.29%                               40,000
   BCP Finance Bank - EUR 30 m         October, 2002      January, 2003     Fixed rate of 3.29%                               30,000
   BCP Finance Bank - EUR 80 m         October, 2002      January, 2003     Fixed rate of 3.275%                              80,000
   BCP Finance Bank - EUR 100 m        October, 2002      January, 2003     Fixed rate of 3.3%                               100,000
   BCP Finance Bank - EUR 20 m         October, 2002      January, 2003     Fixed rate of 3.3%                                20,000
   BCP Finance Bank - USD 29 m         October, 2002      April, 2003       Fixed rate of 1.74%                               27,653
   BCP Finance Bank - EUR 30 m         November, 2002     January, 2003     Fixed rate of 3.31%                               30,000
   BCP Finance Bank - EUR 25 m         November, 2002     February, 2003    Fixed rate of 3.18%                               25,000
   BCP Finance Bank - EUR 50 m         November, 2002     February, 2003    Fixed rate of 3.16%                               50,000
   BCP Finance Bank - EUR 50 m         November, 2002     February, 2003    Fixed rate of 3.13%                               50,000
   BCP Finance Bank - EUR 20 m         November, 2002     January, 2003     Fixed rate of 3.18%                               20,000
   BCP Finance Bank - GBP 25 m         November, 2002     January, 2003     Fixed rate of 3.96%                               38,432
   BCP Finance Bank - EUR 10 m         November, 2002     August, 2003      Fixed rate of 3%                                  10,000
   BCP Finance Bank - EUR 10 m         November, 2002     November, 2003    Fixed rate of 3.02%                               10,000
   BCP Finance Bank - EUR 10 m         November, 2002     February, 2003    Fixed rate of 3.06%                               10,000
   BCP Finance Bank - USD 25 m         December, 2002     March, 2003       Fixed rate of 1.44%                               23,839
   BCP Finance Bank - EUR 103 m        December, 2002     March, 2003       Fixed rate of 3.065%                             103,000
   BCP Finance Bank - EUR 144 m        December, 2002     March, 2003       Fixed rate of 3.0625%                            144,000
   BCP Finance Bank - USD 5 m          December, 2002     January, 2003     Fixed rate of 1.4%                                 4,768
   BCP Finance Bank - EUR 70 m         December, 2002     March, 2003       Fixed rate of 2.94%                               70,000
                                                                                                                       -------------
                                                                                                                           1,052,877
                                                                                                                       =============

References : (i)  -     Fixed interest rate of 18.5% for the 1st coupon. For the
                        next coupons, the interest rate applicable will be calculated at the average of the average rates of the last 6 issues of Treasury Bills, plus 2.00% for the 2nd to 6th coupons; 2.75% for the 7th and 8th, and 3.00% for the 9th and 10th.

            (ii)  -     Plus 25bp cumulatively in the end of the 1st, 2nd, 3rd
                        and 4th year; 50bp in the 5th year and 100bp in the 6th and 7th year.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

13.   Accrued interest, other liabilities and provisions

      This balance is analyzed as follows

                                                           2002           2001
                                                         Euro '000      Euro '000
                                                         ---------      ---------
      Other liabilities
           Creditors:
              Arising out from supplies                     48,220         62,175
              Arising out from factoring operations         53,548         85,869
              Other creditors                              123,480        154,508
           Public sector                                    52,467         87,672
           Other liabilities                               250,570        416,385
                                                         ---------      ---------
                                                           528,285        806,609
                                                         ---------      ---------

      Accruals and deferred income
           Interest payable                                718,698        809,509
           Pension costs payable                                --             --
           Deferred income                                 134,707         79,304
           Holiday pay and subsidies                        69,799         68,682
           Other administrative costs payable                  782         17,199
           Amounts payable on trading activity             165,173        122,681
           Amounts paid from warrants                      294,555             --
           Other sundry liabilities                        493,605        385,418
                                                         ---------      ---------
                                                         1,877,319      1,482,793
                                                         ---------      ---------

      Provision for liabilities and charges
           General allowance for guarantees                 70,534         70,615
           For pension costs                               145,181        182,002
           For other liabilities and charges                69,185        103,830
                                                         ---------      ---------
                                                           284,900        356,447
                                                         ---------      ---------
                                                         2,690,504      2,645,849
                                                         =========      =========

      The balance Other liabilities includes the amount of Euro 235,405,000 (2001: Euro 398,762,000) related to the amount of the Pension Fund liability not covered as at December 31, 2002 as referred in note 36.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The changes in the General allowance for guarantees is analyzed as follows:

                                                     2002            2001
                                                  Euro '000       Euro '000
                                                  ---------       ---------

      Balance on January 1                          70,615          65,895
      Charge for the year                            1,125           4,696
      Amounts paid                                    (126)             --
      Exchange rate differences                     (1,080)             24
                                                   -------          ------
      Balance on December 31                        70,534          70,615
                                                   =======          ======

      The General provision for guarantees, was calculated in accordance with regulation 3/95 of the Bank of Portugal.

      The Provision for pension costs including the restructuring costs resulting from early retirement of employees, is analyzed as follows:

                                                                           Group
                                                                  ------------------------
                                                                     2002           2001
                                                                  Euro '000      Euro '000
                                                                  ---------      ---------
      Balance on January 1                                          182,002        125,127
      Liabilities not included by the Pension Fund                   24,807             --
      Provision charge through reserves - restructuring costs            --        251,438
      Charge for the year                                            20,445         65,863
      Amounts paid                                                  (76,083)      (249,921)
      Exchange rate differences                                      (5,990)       (10,505)
                                                                   --------       --------
      Balance on December 31                                        145,181        182,002
                                                                   ========       ========

      Provisions for other liabilities and charges are analyzed as follows:

                                                  2002             2001
                                               Euro '000        Euro '000
                                               ---------        ---------

      Balance on January 1                       103,830          120,470
      Charge for the year                         24,873           10,336
      Extraordinary cost                              --           66,002
      Amounts paid                               (58,824)         (84,341)
      Exchange rate differences                     (694)          (8,637)
                                                --------         --------
      Balance on December 31                      69,185          103,830
                                                ========         ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      In the item Other liabilities - Public sector are included income taxes which are analyzed as follows:

                                                     2002            2001
                                                  Euro '000       Euro '000
                                                  ---------       ---------

      Currently payable                              2,051          13,624
      Deferred income taxes                             --              --
                                                    ------          ------
                                                     2,051          13,624
                                                    ======          ======

      The provision for income taxes for the Banco Comercial Portugues, S.A. and its subsidiaries was calculated in accordance with the fiscal regulations applicable at the balance sheet date.

      The provision is calculated at a rate of 33.0% on taxable income. The following tax benefits were considered in the computation of the provision for income taxes for the Bank:

                                                                           2002        2001        2000
                                                                            %           %           %
                                                                          ------      ------      ------
      Standard tax rate                                                     33.0%       35.2%       35.2%
      Deductions to the taxable profit in respect
        of tax exemption of the off shore activities                        (6.5%)      (4.4%)      (2.2%)
      Net capital gains reinvested                                          (0.7%)      (0.7%)      (4.2%)
      Tax losses carried forward                                            (7.4%)     (17.4%)     (11.3%)
      Deductions to the taxable profit in respect to dividends payed
        to companies quoted at the Portuguese Stock Exchange                (2.1%)      (0.6%)      (0.5%)
      Deduction to the taxable profit in respect of sundry
       fiscal benefits                                                      (2.4%)      (0.8%)      (1.0%)
                                                                          ------      ------      ------
      Efective tax rate                                                     13.9%       11.3%       16.0%
                                                                          ======      ======      ======

14.   Subordinated debt

      This balance is analyzed as follows:

                                                              2002          2001
                                                           Euro '000      Euro '000
                                                           ---------      ---------
      Bonds with redemption option                         2,218,170      2,346,731
      Perpetual bonds                                        719,046        463,318
      Debt component of mandatorily convertible notes        171,793             --
      Other subordinated debt                                 34,851         73,549
                                                           ---------      ---------
                                                           3,143,860      2,883,598
                                                           =========      =========

      The mandatorily convertible notes, as referred in note 15, are compound financial instruments (equity and debt), which, in accordance with the applicable criteria, were separated in its two components and accounted for in shareholders equity, in the component considered as equity instrument in the amount of Euro 528,207,000 and in the Debt component of mandatorily convertible notes, in the amount of Euro 171,793,000 in the component considered as debt instrument.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      As at December 31, 2002, the subordinated debt issues for the Group are analyzed as follows:

                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
Bonds with redemption option

 Banco Comercial Portugues:

   BCP 1993                        December 1993          December 2003          See reference (i)                            71,746
   BCP 1995                        March 1995             March 2005             Euribor 6 months + 0.20%                    143,243
   BCP June 2001                   June 2001              March 2011             Fixed rate of 6.35%                         150,000
   BCP September 2001              September 2001         September 2011         Fixed rate of 6.15%                         120,000
   BPA 1993 - 1.(a) emissao        February 1993          February 2003          TBA x 1.055                                  74,820
   BPA 1993 - 2.(a) emissao        December 1993          December 2003          See reference (ii)                           34,495
   BPA 1996                        December 1996          January 2007           Euribor 6 months + 0.2%                     149,639
   UBP 1993 - 1.(a) emissao        February 1993          February 2004          See reference (iii)                          27,429
   UBP 1993 - 2.(a) emissao        November 1993          November 2004          Euribor 6 months + 0.375%                     9,976
   UBP 1996                        June 1996              June 2006              Euribor 6 months + 0.25%                     28,174
   B.M. Imobiliario 1998           June 1998              June 2008              Euribor 12 months                             7,482
   BPSM 1995                       March 1995             March 2005             Euribor 6 months + 0.25%                     44,892
   BPSM 1995 - 2.(a) emissao       April 1995             April 2003             Euribor 6 months + 0.25%                    139,395
   BPA Factor 1995                 August 1995            August 2005            Euribor 6 months + 0.375%                     2,494
   Nacional Factoring 1999         March 1999             March 2009             Euribor 6 months + 0.75%                      7,482

 BCP Investimento:

   Cisf 1993                       December 1993          December 2003           Euribor 3 months + 0.15%                    29,928
   BMI 1995 - 1.(a) emissao        June 1995              June 2005               Euribor 6 months + 0.4%                      9,976

 Banco de Investimento Imobiliario:

   BII 1993                        November, 1993         November, 2003          Fixed rate of 4.4063%                        9,063
   BII 1995                        June, 1995             June, 2005              Lisbor 3 months + 0.25%                      9,976
   BII 1996                        December, 1996         December, 2003          Lisbor 3 months + 0.25%                     14,964
   BII 1998                        December, 1998         December, 2008          Lisbor 3 months + 0.5%                      29,928
   BII SFE 1999                    December, 1999         December, 2009          Euribor 6 months + 1.0%                     17,500

 BCP Leasing:

   1993  - 1.(a) emissao           June 1993              June 2003               See reference (iv)                           9,976
   1993  - 2.(a) emissao           September 1993         September 2003          See reference (v)                           11,722
   1995 Lusoleasing                December 1995          November 2005           Euribor 6 months + 0.4%                      9,976
   1998 Comercial Leasing          December 1998          December 2008           Euribor 6 months + 0.75%                     4,988
   1993 Macaulease                 January 1993           June 2003               TBA x 1.075                                  4,988

 Expresso Atlantico:

   BCM 1992                        May, 1992              May 2003/4              TBA x 1.06                                  19,952
   BCM 1992  - 2.(a) emissao       September, 1992        May 2003/4              TBA x 1.06                                  12,470

 Interbanco:

   Interbanco 2000                 September, 2000        September, 2010         Euribor 6 months + 0.65%                    15,000

 Credibanco:

   Mello Credito 1997              June 1997              June 2004               Euribor 3 months + 1.5%                      1,496

 BCP Finance Bank:

   EMTN 44(a)Emisao - 1 Tranche    March, 2001            March, 2011              Fixed rate of  6.25 %                     400,000
   EMTN 44(a)Emisao - 2 Tranche    March, 2001            March, 2011              Fixed rate of  6.25 %                     170,000
   Subord.Guarant. Exchang.        June, 2001             June, 2011               Fixed rate of  4.75 %                     425,000
                                                                                                                      --------------
                                                                                                                           2,218,170
                                                                                                                      --------------

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

(continuation)
                                          Issue             Maturity                                                       Amounts
               Issue                      date                date           Interest rate                                 Euro '000
-----------------------------------  ---------------     ---------------   --------------------------------------------  -----------
Perpetual bonds

   BCP - EUR 200 millions              June 2002                      -          See reference (vi)                          200,000
   BCP - EUR 175 millions              November 2002                  -          See reference (vii)                         175,000
   BPA 1997                            June 1997                      -          Euribor 3 months + 0.95%                    199,514
   BII 1997                            December 1997                  -          Euribor 3 months + 0.8%                      28,612
   BII 1999                            September 1999                 -          Euribor 3 months + 2.0%                       7,500
   B.M. Imobiliario 1998               December 1998                  -          Euribor 12 months                            15,962
   TOPS's BPSM 1997                    December 1997                  -          Euribor 6 months + 0.4%                      83,482
   Mello Credito 1998                  December 1998                  -          Euribor 12 months + 1.75%                     3,990
   BCP Leasing 2001                    December 2001                  -          Euribor 3 months + 1.75%                      4,986
                                                                                                                       -------------
                                                                                                                             719,046
                                                                                                                       -------------

Debt component of mandatorily covertible notes

   Capital BCP 2005                 December 2002         December 2005          Fixed rate of 9%                            171,793


Other subordinated debt

 Participation bonds:

   Banco Mello                      1987                  From 2005              See 2nd and 3rd paragraphs                   23,122

 Other:

   BCP - EUR 370 millions           October 1999          October 2004           Euribor 3 months + 0.16%
   BIM                              December 2000                     -          50% Discount rate of B.Mozambique             3,997
   Interbanco                       December 2000                     -                        -                               7,482
   Managerland                      December 2001                     -                        -                                 250
                                                                                                                       -------------
                                                                                                                              34,851
                                                                                                                       -------------
                                                                                                                           3,143,860
                                                                                                                       =============

      References :  TBA -     Bank of Portugal Annual Standard Rate.

                    PRV - Caixa Geral de Depositos, Banco Espirito Santo, Banco Comercial Portugues, S.A. and Banco BPI average Floating Prime Rate.

                    (i) - The lower of, either Euribor 6 m. + 0.125% or TBA + 1%. (ii) - The lower of, either Euribor 6 m. + 0.2% or TBA + 0.8125%.

                  (iii) -     The lower of, either Euribor 6 m. + 0.75% or TBA x
                              1.07.

                   (iv) - The lower of, either Euribor 6 m. + 0.4375% or TBA + 1.0625%.

                    (v) - The lower of, either Euribor 3 m. + 0.25% or PRV - 1%. (vi) - Until 40th coupon 6.130625%; After 40th coupon Euribor 3 months + 2.40%.

                  (vii) - Until 40th coupon 5.41%; After 40th coupon Euribor 3 months + 2.40%.

      All bonds issued with redemption option have the call option starting in the fifth year.

      The participation bonds issued by Banco Mello, S.A. in 1987 bear interest on their principal amount. Total interest is calculated by both a fixed and a floating component. The fixed component is computed by applying an interest rate equal to the 12 month Euribor reference rate to 70% of each security's face value, with the reference rate being the one presented by Reuters page, two business days before each period's first interest counting day. The floating component is calculated by multiplying 75% of the remaining 30% of each security's face value by the value of the index of the annual growth in cash-flows and by an interest rate equal to the 12 month Euribor reference rate, with the reference rate being the one presented by Reuters page, two business days before each period's first interest counting day. A floor is established at an interest rate equal to the 12 month Euribor reference rate less 30 b.p., with the reference rate being the one presented by Reuters page, two business days before each period's first interest counting day, and a cap is set at an interest rate equal to the 12 month Euribor reference rate, with the reference rate being the one presented by Reuters page, two business days before each period's first interest counting day.

      In respect to the Banco Mello Participation bonds, either the investor or Banco Comercial Portugues can call for the reimbursement starting on 15th April 2005, at the nominal principal amount. The reimbursement has to take place at the bare interest payment date.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The analysis of this balance by the period to maturity, is as follows:

                                                 2002               2001
                                              Euro '000          Euro '000
                                              ---------          ---------

      Up to 3 months                             74,820                 --
      3 to 6 months                             154,359                 --
      6 to 12 months                            171,918             44,892
      1 to 5 years                              664,608            768,775
      More than 5 years                       1,347,380          1,556,831
      Indetermined                              730,775            513,100
                                              ---------          ---------
                                              3,143,860          2,883,598
                                              =========          =========

15.   Share capital, Mandatorily convertible notes and share premium

      The share capital of the Bank, in the amount of Euro 2,326,714,877 is represented by 2,326,714,877 shares with a nominal value of Euro 1 each, and is fully paid.

      During March 2001, the share capital was increased, by the exercise of shareholders rights, from Euro 2,101,562,549 to Euro 2,269,687,552 by issuance of 168,125,003 ordinary registered shares, with a par value of Euro 1, at a subscription price of Euro 4.25 per share - representing a 25% discount vis-a-vis the closing price as at 22 January 2001 in the Lisbon Stock Exchange.

      In April 2001, as a result of the Annual General Meeting held on 26 March, 2001, the share capital was increased to Euro 2,326,714,877 by the issue of 57,027,325 shares, through retained earnings, with a par value of 1 Euro, attributed freely to the shareholders that held BCP shares when the share capital was represented by Euro 2,101,562,549, through the aplication of the factor 0.0271356782 to the number of share rights held.

      The balances of share capital, convertible values and share premium are analysed as follows:

                                                                                       Group and Bank
                                                                           ---------------------------------------
                                                                            Share       Mandatorily       Share
                                                                            capital   convertible notes   premium
                                                                           Euro '000      Euro '000      Euro '000
                                                                           ---------  -----------------  ---------
      Balance on 31 December 2000                                          2,101,563            --        170,130
                                                                           ---------      --------       --------

       Issuance of 168,125,003 new shares for shareholders                   168,125            --        546,406
       Issuance of 57,027,325 shares through retained earnings                57,027            --             --
       Costs related with the increase in share capital                           --            --         (1,333)
                                                                           ---------      --------       --------
      Balance on 31 December 2001                                          2,326,715            --        715,203
                                                                           ---------      --------       --------

       Costs related with the increase in share capital in March 2001             --            --            (86)
       Nominal value of the issue of mandatorily convertible notes                --       700,000             --
       Debt component of mandatorily convertible notes                            --      (171,793)            --
                                                                           ---------      --------       --------
      Balance on 31 December 2002                                          2,326,715       528,207        715,117
                                                                           =========      ========       ========

      * On a consolidated basis, the remaining amount of Euro 663,077,408 of Restructuring costs and fair-value adjustments was recorded in Goodwill during the year 2000.

      The value of Goodwill, including restructuring costs and fair-value adjustments, accounted in merger reserve, was first debited in other reserves and the remaining amount in share premium, as established by the Bank of Portugal.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      In December 2002, the Bank issued 140,000,000 of mandatorily convertible notes, convertible in 2005 in ordinary shares of BCP (notes), with a total amount of Euros 700,000,000 and a nominal amount of Euro 5 each. The conversion price was set, at the date of issue, in Euros 2.449 per share, which corresponds at the conversion date to the attribution of 2.0416 BCP shares for each note "Capital BCP 2005" held.

      These values bear interest at an annual rate of 9%, payable under certain conditions, namely the existence of distributable profits (reserves and results) and the maintenance of the solvency ratio above the minimum ratio established by the Bank of Portugal.

      The mandatorily convertible bonds are compound financial instruments (equity and debt), which, in accordance with the applicable criteria, were separated in its two components and accounted for in shareholders equity, in the component considered as equity instrument in the amount of Euro 528,207,000 and in the Debt component of mandatorily convertible notes (see note 14), in the amount of Euro 171,793,000 in the component considered as debt instrument.

16.   Treasury stock

      This balance is analyzed as follows:

                                                                                  Group
                                                                   --------------------------------------
                                                                         2002                  2001
                                                                         Euro                  Euro
                                                                   --------------      ------------------
        Balance sheet value of the shares of
           Banco Comercial Portugues, S.A.                                155,619               8,986,268
                                                                   --------------      ------------------

        Number of shares                                             68,254 shares       1,975,004 shares
                                                                   --------------      ------------------

        Average balance sheet value per share                                 2.28                   4.55
                                                                   --------------      ------------------

      Treasury stock refers to own shares held by Banco Comercial Portugues, S.A. These shares are held within the limits established by the By-Laws and the Company Code.

17.   Retained earnings and reserves

      This balance is analyzed as follows:

                                                            2002            2001
                                                          Euro '000       Euro '000
                                                         ----------       ----------
      Legal reserve                                         262,382          210,382
      Statutory reserve                                      18,926            9,926
      Other reserves and retained earnings                  690,398          719,125
      Net income                                            272,721          571,672
      Goodwill arising on consolidation                  (2,483,493)      (2,376,602)
      Exchange differences arising on consolidation         (38,625)          74,306
      Other reserves arising on consolidation              (103,927)         (63,551)
                                                         ----------       ----------
                                                         (1,381,618)        (854,742)
                                                         ==========       ==========

      Legal reserve

      Under Portuguese legislation, the Bank is required to set-up a legal reserve equal to a minimum of 10 percent of annual profits until the reserve is equal to share capital. Such reserve is not normally distributable in cash. In this context, the General Assembly in March 2002 approved a transfer of Euro 52,000,000.

      In accordance with current legislation, the Group companies must set up a reserve with a minimum of between 5 and 10 percent of their net annual profits depending on the nature of their activity.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Statutory reserve

      The Statutory reserve is a voluntary reserve that was established in accordance with the articles of association of the Bank. The reserve is increased by a transfer of a percentage of the annual net income of the Bank as proposed by the management of the Bank and approved by the shareholders at the annual General Assembly. The Statutory reserve is a contingency reserve. Its use requires the approval of the shareholders.

      Net income

      The profit distribution for Banco Comercial Portugues and certain group companies is approved annually at the General Assembly.

      The accumulated amount of Goodwill, charged to reserves is analysed as follows:

                                                                                                    Euro '000
                                                                                                   ----------
      Balance on 31 December 2000                                                                  (1,752,373)
                                                                                                   ----------

         Adjustment to the Goodwill arising on aquisitions in the accounts of Eureko                 (487,112)
         Adjustment to the Goodwill arising on acquisitions in the accounts
            of Banco Sabadell                                                                           7,997
         Goodwill arising on the acquisition of 25.6% of Ibersecurities
            (ActivoBank Group)                                                                         (9,098)
         Goodwill arising on the acquisition of 24.1% of BBG                                         (122,696)
         Adjustment to the Goodwill of BCM Mozambique                                                  (9,137)
         Goodwill arising on other acquisitions                                                        (4,183)
                                                                                                   ----------
      Balance on 31 December 2001                                                                  (2,376,602)
                                                                                                   ----------

         Adjustment to the Goodwill arising on aquisitions in the accounts of Eureko                  (69,713)
         Adjustment to the Goodwill arising on acquisitions in the accounts of Banco Sabadell         (11,123)
         Goodwill arising on the acquisition of 50% of Expresso Atlantico                              (6,665)
         Goodwill arising on the acquisition of 16.7% of BIM                                          (11,263)
         Goodwill arising on share capital increase of BII (19.9%)                                     (7,872)
         Goodwill from the consolidation of Intertrust in NovaBank                                    (12,302)
         Goodwill arising on the additional acquisition of BBG                                        (16,902)
         Gains on sale of 46.6% of ActivoBank, S.A                                                     26,418
         Goodwill arising on other acquisitions                                                         2,531
                                                                                                   ----------
      Balance on 31 December 2002                                                                  (2,483,493)
                                                                                                   ==========

      On a consolidated basis, the gain arising from the sale of the investment held in ActivoBank, S.A. corresponding to 46.6% of the share capital, in the amount of Euro 26.418.000 was credited to reserves, given that on the acquisition of this investment, goodwill had been charged against reserves in 2000 and 2001.

18.   Minority interests

      The minority interests are analyzed as follows:

                                                                          Balance                 Statement of Income
                                                                 -------------------------      ----------------------
                                                                   2002            2001           2002         2001
                                                                 Euro '000       Euro '000      Euro '000    Euro '000
                                                                 ---------      ----------      ---------    ---------
      Minority interests attributable to:
          Banco Expresso Atlantico, S.A                                 --          11,057            --          238
          Banco Popular Comercial, S.A                                  --              --            --          434
          Banco de Investimento Imobiliario, S.A                    39,025          24,699         6,455        4,888
          BIM - Banco Internacional de Mocambique, S.A.R.L             986         (12,845)        5,761        3,069
          Chemical, S.G.P.S., S.A                                       --              --            --          576
          Interbanco, S.A                                           25,741          22,812         8,172        1,558
          NovaBank, S.A                                             91,310          77,757       (21,764)          --
          Other subsidiaries                                             9              11           (92)          --
                                                                 ---------      ----------       -------       ------
                                                                   157,071         123,491        (1,468)      10,763
          Preference shares                                      1,198,199       1,223,725        72,206       79,502
                                                                 ---------      ----------       -------       ------
                                                                 1,355,270       1,347,216        70,738       90,265
                                                                 =========      ==========       =======       ======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      There is an agreement between the shareholders to cover the negative shareholders' fund of BIM - Banco Internacional de Mocambique, S.A.R.L.

      As at 31 December, 2002 the minority interests attributable to preference shares are analysed as follows:

      (i) 5,000,000 Series A Non-cumulative Guaranteed Non-voting Exchangeable Preference Shares of par value US$ 50 each (par value of US$ 25 and share premium of US$ 25), issued by BCP International Bank Limited on 21 June, 1996, amounting to US$ 250 million. US$ 230,070,550 were converted into BCP shares, as referred in the following paragraphs.

      During December 1997, 1,644,000 Series A 8% Non-cumulative Guaranteed Non-voting Exchangeable Preference Shares issued by BCP International Bank Limited (Cayman), in the amount of USD 82,200,000, were converted into shares representing the share capital of Banco Comercial Portugues, S.A.. Consequently, 6,006,351 new shares of Banco Comercial Portugues, S.A. were issued through the partial exercise of conversion rights associated to the referred preference shares issued in June 1996. The subscription of these new shares was performed with a face value of PTE 1,000 (approximately Euro 5) and a share premium of PTE 1,144.52 (approximately Euro 5.7), per share, in a total amount of Euro 34,289,308.

      During the first semester of 1998, 1,760,000 and 6,369,000 new shares of Banco Comercial Portugues, S.A. in the amount of US$ 106,838,800 were issued through the partial exercise of conversion rights associated to 2,136,776 preference shares issued in June 1996, by BCP International Bank Limited (Cayman). In February 1999, 3,031,000 new shares of Banco Comercial Portugues, S.A., in the amount of USD 39,381,750, were issued through the partial exercise of conversion rights associated to the referred preference shares issued in June 1996, by BCP International Bank Limited (Cayman).

      (ii) 8,000,000 Euro 6.25 per cent. Non-cumulative Guaranteed Non-voting Preference Shares of par value Euro 50 each, issued by BCP Finance Company on 14 June, 1999, amounting to Euro 400 million.

      (iii) 6,000,000 Preference Shares Non-cumulative Guaranteed Non-voting of par value Euro 100 each, issued by BCP Finance Company on 28 September, 2000, amounting to Euro 600 million, to redeem the 20,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preference Shares of par value US$ 25 each, issued by BCP Capital Finance Limited (Cayman) on 29 September, 1995, amounting to US$ 500 million.

      (iv) 2,400,000 Preferencial Shares, Series A, Non-Cumulative Non-voting, with nominal value of Euro 25 each, issued by Mello Capital, Limited on 22 June 1999, amounting to Euro 60 million.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      (v) 125,000 Preferencial Shares, Non-voting, with nominal value of US$ 1,000 each, guaranteed by Banco Pinto & Sotto Mayor, S.A., issued by Pinto Totta International Finance, Limited on 29 July, 1997, amounting to US$ 125 million.

      The Issuers, BCP Capital Finance Limited, BCP International Bank Limited, BCP Finance Company and Mello Capital, Limited, are fully owned subsidiaries of Banco Comercial Portugues, S.A., and incorporated as exempted companies under the Cayman Islands Companies Law.

      The Issuer, Pinto Totta International Finance, Limited, an indirect subsidiary of Banco Comercial Portugues, S.A., is jointly held in equal parts (50% shareholding each) with Banco Totta & Acores, S.A., and incorporated as exempted companies under the Cayman Islands Companies Law. This company is consolidated by the proportional method.

      As at 31 December 2002, the preference shares issues for the Group is analysed as follows:

                                                                                                                     Statement
                                                 Issue            Number           Unit nominal       Balance        of Income
                 Issue                           date           of shares              value         Euros '000      Euros '000
   --------------------------------------- ----------------- ------------------ ------------------------------------------------
    BCP International Bank (i)             June, 1996         (vi) 398,589       (vii)  USD    50          19,004         1,458

    BCP Finance Company (ii)               June, 1999            8,000,000              EUR    50         400,000        25,000

    BCP Finance Company (iii)              September, 2000       6,000,000              EUR   100         600,000        30,999

    Mello Capital Limited (iv)             June, 1999            2,400,000              EUR    25          60,000         4,511

    Pinto Totta International Finance (v)  July, 1997              125,000              USD 1.000         119,195        10,238
                                                                                                    -------------    ----------
                                                                                                        1,198,199        72,206
                                                                                                    =============    ==========

      References : (i)  -     Fixed rate of 8%

                  (ii)  -     Fixed rate of 6.25%

                 (iii)  -     Libor 3 months +1.75%

                  (iv)  -     Fixed rate of 7.5%

                   (v)  -     Fixed rate of 7.77% until August 2007, then the
                              interest rate bearing will correspond to the USD
                              Libor 6 months +2.75%

                  (vi)  -     Number of shares outstanding on 31 December 2002,
                              as a result of convertions into BCP shares

                 (vii)  -     The indicated nominal par value includes the
                              amount of USD 25 of Share premium

19.   Provision for loan losses

      The amount of this account is comprised of:

                                                       2002           2001           2000
                                                     Euro '000      Euro '000      Euro '000
                                                     ---------      ---------      ---------
      Loans and advances to credit institutions

         For overdue loans and doubtful credits          (289)          (636)       (22,572)
         For country risk                             (17,900)         5,185         43,951
                                                     --------       --------       --------
                                                      (18,189)         4,549         21,379
                                                     --------       --------       --------
      Loans and advances to customers

         Specific provision for credit risk           350,832        307,512        188,652
         For restructured loans                        11,638         11,060          5,316
         General allowance for loan losses            180,978        (14,420)        92,252
                                                     --------       --------       --------
                                                      543,448        304,152        286,220
                                                     --------       --------       --------
                                                      525,259        308,701        307,599
                                                     ========       ========       ========

      Provisions charges are presented net of amounts recovered.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

20.   Commissions and fees on banking operations

      The amount of this account is comprised of:

                                                             2002          2001           2000
                                                          Euro '000      Euro '000      Euro '000
                                                          ---------      ---------      ---------
      Commission income
         From guarantees                                     60,817         52,831         52,509
         From credit and commitments                         16,026          9,780         12,234
         From banking services                              371,917        350,070        367,100
         From securities operations                          25,032         43,321        125,277
         From other services                                115,369        111,008         82,508
                                                           --------       --------       --------
                                                            589,161        567,010        639,628
                                                           ========       ========       ========

21.   Net exchange differences

      The amount of this account is comprised of:

                                                             2002           2001           2000
                                                          Euro '000      Euro '000      Euro '000
                                                          ---------      ---------      ---------
      Net exchange differences
         Profits on foreign exchange activity               103,778        143,862        202,656
         Losses on foreign exchange activity                (82,153)      (104,889)      (163,127)
                                                           --------       --------       --------
                                                             21,625         38,973         39,529
                                                           ========       ========       ========

22.   Net gains / (losses) on trading operations

      The amount of this account is comprised of:

                                                             2002          2001           2000
                                                          Euro '000      Euro '000      Euro '000
                                                          ---------      ---------      ---------
      Net gains / (losses) on trading operations

        Gains on trading operations:
           Trading activity                                 180,203        239,814        272,442
           Swaps and Forward rate agreements                 20,307          8,575         89,043
           Futures and Options                               93,999        125,307        160,963
           Other activity                                     2,029          2,697          3,109
                                                           --------       --------       --------
                                                            296,538        376,393        525,557
                                                           --------       --------       --------

        Losses on trading operations:
           Trading activity                                 106,289        123,133        108,698
           Swaps and Forward rate agreements                 19,740         25,882         88,152
           Futures and Options                               95,271        109,949        153,492
           Other activity                                        26             33              7
                                                           --------       --------       --------
                                                            221,326        258,997        350,349
                                                           --------       --------       --------
                   Net profit from trading operations        75,212        117,396        175,208
                                                           ========       ========       ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

23. Net gains / (losses) on sale of shares in subsidiaries and associated companies

      The amount of this account for the Group is comprised of:

                                                             2002                      2001                        2000
                                                 ---------------------------  --------------------------  -------------------------
                                                      %           Capital          %          Capital         %          Capital
                                                   Holding     Gain / (Loss)    Holding    Gain / (Loss)   Holding    Gain / (Loss)
                                                   disposed      Euro '000     disposed      Euro '000     disposed     Euro '000
                                                 -----------   -------------  ----------   -------------  ----------  -------------
        Gains / (Losses) on sale of investments

            Shopping Direct, Comercio
               Electronico, S.A.                       --                --        --                --      100.0            30,195
                                                                 ----------                 -----------                 ------------
                                                                         --                          --                       30,195
                                                                 ==========                 ===========                 ============

      Regarding 31 December, 2000, on an unconsolidated basis, Gains include the amount of Euro 682,233,393 referred to the realised gain with the sale of 50.1% of Seguros e Pensoes S.G.P.S., S.A. to Eureko B.V. On a consolidated basis, this gain is annulled against the investment in Eureko.

      Also regarding 31 December, 2000, on an unconsolidated basis, Gains include the amount of Euro 152,456,171 resulting from the realised gains with the sale of BPSM subsidiaries, under the agreement made between BCP and CGD. On a consolidated basis, these gains are annulled against the goodwill arising on the acquisition of BPSM.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

24.   Other income

      The amount of this account is comprised of:

                                                                          2002         2001         2000
                                                                        Euro '000    Euro '000    Euro '000
                                                                        ---------    ---------    ---------
      Income from securities

          Income from the trading account securities                          --           96           --
          Income from the investment account securities                   16,415       21,356       31,638
          Income from investments                                        123,548      118,555      153,662
                                                                         -------      -------      -------
                                                                         139,963      140,007      185,300
                                                                         -------      -------      -------

      Other income

          Income from services                                            77,098       71,684       61,771
          Recovery of charged-off loans and interests                    107,132       79,613       68,268
          Cheques and reimbursement of expenses                           48,998       52,037       46,350
          Income from leasing operations                                   2,692        5,472        7,908
          Gains from the sale of other investments and fixed assets       92,156       21,792       43,065
          Gain from the sale of Millennium Bank (Poland) rights               --           --       59,319
          Management fees                                                 33,161       24,949       29,812
          Recovery of expenses                                            54,664       49,816       23,595
          Real estate revenues                                             4,548          862        1,878
          Other                                                           58,317       44,801       28,671
                                                                         -------      -------      -------
                                                                         478,766      351,026      370,637
                                                                         -------      -------      -------
                                                                         618,729      491,033      555,937
                                                                         =======      =======      =======

      The balance Recovery of charged-off loans and interests for the Group includes the amount of Euro 3,439,000 (2001: Euro 11,542,000; 2000:
      Euro.39,061,460) referring to restructured loans previously written-off (see table in note 6).

      As at 31 December of 2002, the balance Gains on the sale of other investments and fixed assets includes the amount of Euro 85,470,000 related to gains in buildings sold to the BCP Group's Pensions Fund.

      The balance Other includes, on a consolidated basis, the amount of Euro 13,515,374, related to gains in the shares of Brisa sold to BCP Group's Pensions Fund.

25.   Salaries

      The amount of this account is comprised of:

                                          2002         2001         2000
                                        Euro '000    Euro '000    Euro '000
                                         -------      -------      -------

      Remunerations                      563,812      540,189      553,394
      Obligatory social charges           94,659       93,901       94,829
      Optional social charges             18,354       15,588       11,472
      Other staff costs                    3,769        7,540        7,454
                                         -------      -------      -------
                                         680,594      657,218      667,149
                                         =======      =======      =======

      In the year ended 31 December, 2002, the total value of remunerations attributable to the Group management, registered under Staff costs, was Euro.188,326,000 (2001: Euro 173,266,000; 2000: Euro 154,548,000).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

26.   Depreciation / amortisation

      The amount of this account is comprised of:

                                             2002         2001         2000
                                           Euro '000    Euro '000    Euro '000
                                           ---------    ---------    ---------
      Premises

         Land and buildings                  51,703       42,898       39,547
                                            -------      -------      -------
                                             51,703       42,898       39,547
                                            -------      -------      -------

      Tangible assets

         Equipment:
            Furniture                        10,954       12,575       15,135
            Office equipment                  3,187        2,926        3,230
            Computer equipment               40,116       33,051       26,210
            Interior installations            9,468       11,013       10,834
            Motor vehicles                    1,890        3,621        4,014
            Security equipment                5,343        5,854        5,577
         Other fixed assets                     560          855        2,554
                                            -------      -------      -------
                                             71,518       69,895       67,554
                                            -------      -------      -------

      Intangible assets

         Set-up costs                         7,857        2,014        3,830
         Project development                     35           91          893
         Software                            37,986       23,133       19,985
         Publicity and launching costs            9           84           83
         Other intangible assets              4,916        9,776       11,063
                                            -------      -------      -------
                                             50,803       35,098       35,854
         Goodwill                                --           --           --
                                            -------      -------      -------
                                             50,803       35,098       35,854
                                            -------      -------      -------
                                            174,024      147,891      142,955
                                            =======      =======      =======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

27.   Other expenses

      The amount of this account is comprised of:

                                                                              2002           2001           2000
                                                                            Euro '000      Euro '000      Euro '000
                                                                            ---------      ---------      ---------
      Commission expenses
         In guarantees                                                            575          1,234            360
         In credit and commitments                                                926            472            121
         In banking services                                                   45,503         22,795         31,071
         In securities operations                                               5,973          7,761          9,360
         In other services                                                     37,012         47,452         23,659
                                                                             --------       --------       --------
                                                                               89,989         79,714         64,571
                                                                             --------       --------       --------

      Other expenses
         Indirect taxes                                                        36,827         25,458         11,842
         Losses from the sale of other investments and fixed assets             3,032          2,556         22,588
         Donations and other contributions                                      3,241          9,364          7,735
         Losses on the aplication of the equity method of consolidation           820          1,393          4,743
         Other                                                                 35,939         30,849         33,249
                                                                             --------       --------       --------
                                                                               79,859         69,620         80,157
                                                                             --------       --------       --------

      Provisions
         Mark-to-market for trading account securities                            108            159            523
         Lower of cost or market adjustment
            for investment account securities                                  23,806         14,750         32,770
         For pension costs                                                     20,445         65,863        (44,492)
         For other liabilities and charges                                     24,873         10,336         62,594
         Other provisions                                                     (19,473)      (179,550)        19,010
                                                                             --------       --------       --------
                                                                               49,759        (88,442)        70,405
                                                                             --------       --------       --------
                                                                              219,607         60,892        215,133
                                                                             ========       ========       ========

      Provisions charges are presented net of amounts recovered.

      Other provisions include the writte-back of amounts provided for contingent liabilities of Euros 159,270,000 which have not materialized.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

28.   Provision for income taxes

      The charge of the year is analyzed as follows:

                                                                  Euro '000
                                                                  ---------

      Provision for income taxes (allowance)
          Fiscal year of 2000                                      129,698
          Fiscal year of 2001                                       84,455
          Fiscal year of 2002                                       55,379

      Income taxes paid
          Fiscal year of 2000                                       46,064
          Fiscal year of 2001                                       19,815
          Fiscal year of 2002                                       10,589

      Difference
          Fiscal year of 2002                                       44,790

      The provision for income taxes for the Banco Comercial Portugues, S.A. and its subsidiaries was calculated in accordance with the fiscal regulations applicable at the balance sheet date.

      The difference between the Provision for income taxes (allowance) and the income taxes paid, is fully provided for and included in the item Other liabilities - Public sector, note 13.

      Banco Comercial Portugues, S.A. and each of its subsidiaries, file tax returns separately.

      The Income taxes paid refers to the value of taxes paid on account, with-held at source, additional payments and reimbursements.

      The effective rate of income tax payable is less than the base rate owing to tax losses brought forward the fiscal benefits available in respect of dividends and activities carried out by the off-shore branch located in Madeira. The tax benefits were considered in the computation of the provision for income taxes for the Bank.

      The accounting periods open to inspection by the Portuguese Tax Authorities are 10 years up to the current period. The Bank commenced its operations on May 5, 1986.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

29.   Extraordinary cost

      As at 30 June 2001, the item Other reserves arising on consolidation included the amount of Euro 395 million (PTE 79.2 billion) referring to the estimated restructuring charges to be incurred during 2001. These restructuring charges, in the amount of Euros 280 millions and Euros 115 millions respectively, referred to the implementation of the rationalization programme of the Group which would involve the early retirement and reduction of about 1.500 employees and the closure of approximately 271 branches.

      As at 31 December 2001, following consultation with the Bank of Portugal and in compliance with its instructions, BCP reclassified the accounting of the estimated restructuring charges for its branch closure programme, amounting to Euros 115 million, which had been charged against reserves at 30 June 2001. Additionally BCP also conducted a reassessment of the amount of such charges, based upon which the amount was reduced to Euros 66 million, due to the fact that a number of the branches closed had lower closure costs and the estimated costs for those outstanding was revised downwards based upon more recent data. This amount has been classified as an extraordinary item in the Year 2001 income statement. The above referred adjustments had an increase of Euros 49 million in reserves compared with 30 June 2001.

      At the time of earnings presentation for the first semester of 2001, BCP had announced that the charge of such restructuring costs against reserves was subject to approval from the Bank of Portugal.

      The staff reduction programme estimates have also been revised downwards by Euros 29 million, based on actual costs being below the originally estimated charge.

30.   Pre-acquisition net income

      As at 31 December, 2000 this balance comprises the net income attributable during the year 2000 to the investments held by minority interests which were acquired during the year 2000 by Banco Comercial Portugues Group. Pre-acquisition net income is analysed as follows:

      Banco Portugues do Atlantico, S.A.

      Calculated based on the consolidated net income of Atlantico Group as at 30 June 2000, attributable to the stake acquired of approximately 29% of its share capital.

      Banco Mello, S.A.

      Calculated based on the consolidated net income of Banco Mello Group as at 30 June 2000, attributable to the stake acquired of approximately 49% of its share capital.

      Banco Pinto & Sotto Mayor, S.A.

      In relation to the 53 % stake acquired to Caixa Geral de Depositos in April 2000, the calculations were based on the consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 31 March 2000. In respect to the 44.8% stake acquired in June 2000, the calculations were based on consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 30 June 2000.

      In relation to the 2.2% stake remaining, the calculations were based on consolidated net income of Banco Pinto & Sotto Mayor Group attributable to the referred stake as at 31 December 2000.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

31.   Commitments and off-balance sheet financial instruments

      In the normal course of business, the Group makes various commitments and enters into off-balance sheet transactions, which are analyzed as follows:

                                                                  2002             2001
                                                                Euro '000        Euro '000
                                                               ----------       ----------
      Guarantees granted                                        8,284,759        8,920,058
      Guarantees received                                      21,455,857       22,150,743
      Commitments to third parties                              8,292,960        8,072,184
      Commitments from third parties                           20,332,769       24,849,133
      Spot foreign exchange contracts with value
        dates after balance sheet date:
          Purchased                                               281,624          417,555
          Sold                                                    271,053          414,325
      Unmatured forward exchange contracts:
          Purchased                                               793,520        1,051,446
          Sold                                                    795,071        1,079,736
      Currency swap contracts                                          --               --
          Pay                                                   3,067,283        2,799,726
          Received                                              3,203,494        2,840,202
      Interest rate swap contracts                                     --               --
          Pay                                                  39,391,875       39,516,369
          Received                                             39,393,371       39,481,490
      Interest rate and currency swaps                                 --               --
          Pay                                                   1,991,083        1,957,402
          Received                                              2,095,692        2,119,038
      Other interest rate and foreign interest contracts:
         Futures                                                1,637,450        1,457,485
         Forward rate agreements                                  275,000           76,665
         Options
            Purchased                                           1,018,578          566,876
            Sold                                                  758,891          253,626
         Contracts with fixed interest rate                     1,764,163        2,692,879
      Securities and other items held for safekeeping
         on behalf of customers                                81,428,106      128,521,900
      Securities and other items held under custody
         by the Securities Depository Authority                57,859,446       98,646,023
      Other                                                    46,496,664       37,427,549

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The unmatured forward exchange contracts arise from the normal course of operation and the management does not anticipate any material losses as a result of these transactions.

      The financial instruments are recorded in the balance sheet when they become payable. The financial instruments are recorded in off-balance sheet Obligations and future commitments, but are as well subjected to all control and approval procedures, as required in the credit portfolio. No provisions for credit losses were considered necessary as at December 31, 2002.

      The breakdown of financial instruments by type and maturity including its weighting for the solvency ratio purposes as at December 31, 2002 is analysed as follows:

                                                                                                           Weighting
                                               Less than       Between 1      More than                  for solvency
                                                1 year        and 5 years      5 years          Total    ratio purposes
                                               Euro '000       Euro '000      Euro '000       Euro '000    Euro '000
                                              ----------      -----------     ---------      ----------  --------------
      Currency swaps
          Pay                                  3,067,283              --             --       3,067,283        6,058
          Received                             3,203,494              --             --       3,203,494
      Interest rate swaps
          Pay                                 17,168,108      13,282,258      8,941,509      39,391,875      310,383
          Received                            17,169,604      13,282,258      8,941,509      39,393,371
      Interest rate and currency swaps
          Pay                                     49,171       1,917,794         24,118       1,991,083       23,732
          Received                                49,249       2,018,843         27,600       2,095,692
      Forward rate agreements                    261,875          13,125             --         275,000           98
      Futures                                  1,637,450              --             --       1,637,450           --
      Options
            Purchased                          1,018,578              --             --       1,018,578        1,762
            Sold                                 758,891              --             --         758,891          148
      Contracts with fixed interest rate         863,167         727,541        173,455       1,764,163        6,624
      Forward exchange contracts
            Purchased                            793,520              --             --         793,520        8,666
            Sold                                 795,071              --             --         795,071

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The Bank manages its trading and non-trading activities (hedging) on the basis of the categories presented in the table below, which include the notional amounts and detailed information about the maturity profiles of these instruments. The classes of derivative financial instruments as at December 31, 2002 are analysed as follows:

                                                 Less than      Between 1      More than
                                                  1 year       and 5 years      5 years         Total
                                                 Euro '000      Euro '000      Euro '000      Euro '000
                                                 ---------     -----------     ---------      ----------
      Trading operations

         Interest rate swaps
          Pay                                    7,305,967      6,958,925      4,360,586      18,625,478
          Received                               7,305,967      6,958,925      4,360,586      18,625,478
         Interest rate and currency swaps
          Pay                                       46,989         81,410             --         128,399
          Received                                  47,058         85,760             --         132,818
         Forward rate agreements                   261,875         13,125             --         275,000
         Futures                                   568,202             --             --         568,202
         Options
          Purchased                                253,929             --             --         253,929
          Sold                                     243,458             --             --         243,458

      Hedging operations

         Currency swaps
          Pay                                    3,067,283             --             --       3,067,283
          Received                               3,203,494             --             --       3,203,494
         Interest rate swaps
          Pay                                    9,862,141      6,323,333      4,580,923      20,766,397
          Received                               9,863,637      6,323,333      4,580,923      20,767,893
         Interest rate and currency swaps
          Pay                                        2,182      1,836,384         24,118       1,862,684
          Received                                   2,191      1,933,083         27,600       1,962,874
         Futures                                 1,069,248             --             --       1,069,248
         Options
          Purchased                                764,649             --             --         764,649
          Sold                                     515,433             --             --         515,433
         Contracts with fixed interest rate        863,167        727,541        173,455       1,764,163
         Forward exchange contracts
          Purchased                                793,520             --             --         793,520
          Sold                                     795,071             --             --         795,071

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      In order to generate trading profits unconnected with customer demand, the Bank may create risk positions to take advantage of market opportunities that are not directly associated with customer activities.

      The Group's net income from trading derivatives and other financial instruments, by category of instrument, for the years ended in December 31, 2002 and 2001 is analysed as follows:

                                                                           2002          2001
                                                                         Euro '000     Euro '000
                                                                         ---------     ---------
      Interest rate swaps and Interest rate and currency swaps (IRCS)         854       (17,041)
      Forward rate agreements (FRA)                                          (287)         (266)
      Futures and Government Bonds                                          3,659         6,020
      Options                                                              (4,931)        9,338
                                                                           ------       -------
                                                                             (705)       (1,949)
                                                                           ======       =======

32.   Estimated fair value of financial instruments

      U.S. Statement of Financial Accounting Standards No. 107 (FAS No. 107), 'Disclosures about fair value of financial instruments' and Statement of Financial Accounting Standards No. 119 (FAS No. 119), 'Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments' requires the Group to disclose the estimated fair value of its financial instruments.

      The disclosures set out in this note, include all financial instruments other than specified items such as, leasing transactions, investments in subsidiary and associated companies, premises, equipment, intangible assets, other assets, other liabilities, pension obligations and excludes the effect of income taxes and other expenses that would be incurred in a market transaction.

      For those financial instruments for which no readily available market exists, fair value estimates for these instruments are based on judgments regarding current economic conditions, currency and interest rate risk characteristics, credit risk and other relevant factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the fair value estimates cannot always be compared to market values and may not necessarily reflect its current realizable value. Changes in assumptions could significantly affect the estimates.

      The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments at December 31, 2002:

      Deposits at Central Bank

      The carrying value of these amounts approximate the fair value because of the obligatory nature of these deposits.

      Trading account securities, securities available for sale and investment securities

      Trading account securities are recorded at market value in the Group's balance sheet. Market values of trading account securities, securities available for sale and investment securities are generally based on quoted market prices, if available. If a quoted market price is not available, market price is estimated using quoted market prices for securities with similar credit, maturities and interest rate characteristics. The table below presents in greater detail the carrying value and market value of trading securities and securities available for sale. It should be noted that at December 31, 2002 and 2001, on the basis of prudence, all investment securities have been classified as securities available for sale. It should also be emphasised that the difference of Euro 507,656,000 (2001: Euro 19,712,000) between the carrying value and market value net of minority interests at December 31, 2002 and 2001 have been fully adjusted in note 38 to the financial statements, 'Significant differences between the Portuguese and the U.S. Accounting Principles'.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Treasury bills and other governments bonds

      The carrying amounts of treasury bills and other government bonds reported on the Group's balance sheet generally approximate fair value for these securities that reprice or mature in 90 days or less.

      Loans

      A very substancial proportion of the Group's loan portfolio is subject to repricing. On this basis, the estimated fair value of performing loans, is calculated by discounting scheduled cash flows at the estimated repricing maturities, using estimated market interest rates currently being offered for loans with similar credit risk and repricing maturity. For non-performing loans, since the total value of the allowance for loan losses is considered as reasonable to cover the credit risk of the non-performing loans, it was considered that on the basis of prudence, there are no significant differences between the carrying value after deducting total provisions and the estimated fair value.

      Deposits liabilities

      Under Statement No. 107, the fair value of deposits with no stated maturity such as demand deposits, is issued to the amount payable on demand as of December 31, 2002. The fair value of fixed-maturity deposits is based on discounted cash flows using the rates currently being offered for deposits of similar repricing maturities.

      Subordinated bonds

      The fair value of the subordinated bonds has been calculated based on the quoted price of the subordinated bonds at December 31, 2002, if available. If a quoted price is not available, the fair value of the subordinated bonds is estimated using the current yields offered by the Group for debt with the same remaining repricing maturities.

      Due to / from Banks

      The carrying value of these amounts approximates fair value because of the relatively short period of time between their origination and expected realization or repricing. Bonds issued

      The fair value of the bonds issued has been calculated based on the quoted price of the bonds at December 31, 2002, if available. If a quoted price is not available, the fair value of the bonds is estimated using the current yields offered by the Group for debt with the same remaining repricing maturities.

      The following table shows the estimated fair value of Group's financial instruments as at December 31, 2002 and 2001, presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107 issued by the Financial Accounting Standards Board:

                                                                       2002                                2001
                                                         ------------------------------      ------------------------------
                                                         Carrying value      Fair value      Carrying value      Fair value
                                                            Euro '000         Euro '000         Euro '000         Euro '000
                                                         --------------      ----------      --------------      ----------
      Assets
         Due from banks                                     4,132,932         4,132,932         5,851,207         5,851,207
         Trading account securities                           144,055           144,055           255,017           255,017
         Investment account securities                      5,906,585         5,398,929         7,049,566         7,069,278
         Loans and advances to customers, net              44,795,740        45,940,369        42,441,901        43,518,594

      Liabilities
         Due to banks with agreed maturity date            12,740,586        12,740,586        12,765,519        12,765,519
         Due to customers with agreed maturity date        14,779,759        14,838,159        16,727,749        16,838,881
         Debt securities                                   11,534,820        11,782,134        10,718,889        10,865,331
         Subordinated debt                                  3,143,860         3,357,571         2,883,598         3,018,020

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Derivative Financial Instruments

      Recourse to derivatives is linked to the Group's response to the financial needs of its customers, to hedging its risks and to taking advantage of trading opportunities. Use of derivatives is subject to control mechanisms similar to those employed for the loan and trading portfolios or, in those cases in which the specific nature of the derivatives advises against their breakdown into traditional financial instruments, to special control mechanisms. Market risks are managed on a daily basis and the cash position is reviewed in detail at the weekly meeting of ALCO.

      The performance of the derivatives portfolio and of the other trading instruments as a whole is assessed for management purposes, taking into account both realized and unrealized results. Internationally accepted methods are employed, including mark to market and cost of carry.

      The following methods and assumptions were used in estimating its fair value disclosures for financial instruments for which it was practicable to estimate such values:

      Interest rate swaps

      The fair value is calculated based on the daily evolution of the interest rates, applied to their remaining maturities.

      Forward rate agreements

      The fair value is calculated based on the daily evolution of the interest rates, applied to their remaining maturities.

      Options

      For options traded in over-the-counter (OTC) markets, the fair value is estimated based on theoretical closings. These year-end closings are calculated estimating the amounts that would be received or paid based on the year-end prevailing market rates or prices.

      Futures

      The fair value is calculated based on the closing price.

      Forward exchange contracts

      The fair value of these instruments is estimated by obtaining the market value of these instruments for their remaining maturity.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The following table describes the carrying amounts of the derivatives of the Group held for trading and hedging purposes and their fair value as at December 31, 2002:

                                                                   Notional
                                                ----------------------------------------------
                                                                   Euro '000
                                                ----------------------------------------------       Fair value
                                                   Pay             Received                           Euro '000
                                                ----------        ----------        ----------       ----------
Trading Operations
      Interest rate swaps                       18,625,478        18,625,478                --          (34,275)
      Interest rate and currency swaps             128,399           132,818                --              (52)
      Forward rate agreements                           --                --           275,000               71
      Futures                                           --                --           568,202             (348)
      Options
         Purchased                                      --                --           253,929            4,731
         Sold                                           --                --           243,458           (4,374)
                                                ----------        ----------        ----------         --------
                                                18,753,877        18,758,296         1,340,589          (34,247)
                                                ----------        ----------        ----------         --------
Hedging Operations
      Currency swaps                             3,067,283         3,203,494                --         (131,980)
      Interest rate swaps                       20,766,397        20,767,893                --          413,208
      Interest rate and currency swaps           1,862,684         1,962,874                --         (103,557)
      Forward rate agreements                           --                --                --               --
      Futures                                           --                --         1,069,248           (4,339)
      Options
         Purchased                                      --                --           764,649              804
         Sold                                           --                --           515,433           (3,080)
      Contracts with fixed interest rate                --                --         1,764,163              438
      Forward exchange contracts                   793,520           795,071                --           (7,381)
                                                ----------        ----------        ----------         --------
                                                26,489,884        26,729,332         4,113,493          164,113
                                                ----------        ----------        ----------         --------
                                                45,243,761        45,487,628         5,454,082          129,866
                                                ==========        ==========        ==========         ========

33.   Contingencies

      In accordance with article 16 of Decree-Law 294/95 of November 17, which regulates the real-estate investment funds, and in accordance with article 15 of Decree-Law 276/94 of November 2, which regulates the investment funds, the fund managing companies together with the bank, in which the funds are deposited, are jointly responsible to all the fund investors, in respect to the legal obligations arising from the applicable Portuguese legislation and arising in accordance with the regulations of the funds.

      The total value of the funds managed by the Group companies is analyzed as follows:

                                                            2002             2001
                                                          Euro '000        Euro '000
                                                          ---------        ---------
      AF Investimentos - Fundos Imobiliarios, S.A           406,908          410,918
      AF Investimentos - Fundos Mobiliarios, S.A          5,883,701        7,390,236
      AF Investimentos International, S.A                        --          257,416
      BCP Investimentos International, S.A                  760,195        1,112,180
      Prime International, S.A                                   --               30
                                                          ---------        ---------
                                                          7,050,804        9,170,780
                                                          =========        =========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The total value of the funds managed by the Group companies by type of fund is analyzed as follows:


                                                 2002              2001
                                               Euro '000         Euro '000
                                               ---------         ---------

      Investment funds                         6,643,896         8,759,862
      Real-estate investment funds               406,908           410,918
                                               ---------         ---------
                                               7,050,804         9,170,780
                                               =========         =========

34.   Distribution of net income

      The distribution of net income of Banco Comercial Portugues, S.A. is analyzed as follows:

                                                                       Group                        Bank
                                                              -----------------------      -----------------------
                                                                2002          2001           2002          2001
                                                              Euro '000     Euro '000      Euro '000     Euro '000
                                                              ---------     ---------      ---------     ---------
      Dividends paid by Banco Comercial Portugues, S.A         348,000            --        348,000            --
                                                               -------        ------        -------        ------

      Distribution of net income to the Group employees         28,459        28,116         25,830        24,940
                                                               -------        ------        -------        ------

35.   Major changes in the structure of the Group during 2002

      BCP Group agrees to sell their interests in Group Financiero Bital S.A. (Mexico)

      In March 2002 Banco Comercial Portugues S.A. agreed with Banco Santander Central Hispano S.A. to sell their total interests in Group Financiero Bital S.A. corresponding to 42,650,000 shares series "O", representing 8.276% of share capital, and 66,666,000 convertible bonds, for a total amount of USD 85,000,000 (Euros 97,432,000), obtaining a gain of Euros 10,426,000 on an individual basis and a gain of Euros 312,000 on a consolidated basis.

      Agreement with Banco Sabadell S.A .for the sale of the investment in ActivoBank Espanha

      In October 2002, Banco Comercial Portugues sold its investment of 46.62% in the share capital of ActivoBank Espanha to Banco Sabadell, obtaining in exchange the control of 100% of the share capital of ActivoBank in Portugal. After this operation each bank controls the local activity of ActivoBank Portugal and Espanha. The value of the sale made by Banco Comercial Portugues was Euros 49,687,000.

      BCP raises investment in Bank Millenium

      During 2002, Banco Comercial Portugues increased its investment in Bank Millenium from 44.1 % to 50.0 % through acquisitions of 5.9% of shares of Bank Millenium during the second, third and fourth quarters of 2002.

      In December 2002, BIG Bank GDANSKY changed its name to Bank Millenium.

      Merger of BCP Factoring in Banco Comercial Portugues, S.A.

      In December 2002 the merger by incorporation of BCP Factoring in Banco Comercial Portugues, S.A. was formally executed by public deed with the transfer of the assets (excluding land and buildings), liabilities and other obligations and rights of BCP Factoring to BCP. BCP Factoring ceased to exist as of this date.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

36.   Pensions

      The BCP Group assumed the responsibility to pay to their employees, pensions on retirement or disabilities, in the terms of the 'Acordo Colectivo de Trabalho Vertical do Sector Bancario' (ACTV). The Group's pension obligations are covered throught the BCP Pension Fund managed by PensoesGere - Sociedade Gestora de Fundo de Pensoes, S.A.

      At 31 December, 2002 and 2001 the number of participants covered by this pension plan is analysed as follows:

                                                   2002              2001
                                                  ------            ------
      Number of participants
          Pensioners                              12,823            12,772
          Employees                               13,774            13,847
                                                  ------            ------
                                                  26,597            26,619
                                                  ======            ======

      In accordance with the accounting policy, described in note 1 m), the pension obligation and the respective funding for the BCP Group as at 31 December, 2002 and 2001 based on an actuarial valuation made using the projected unit credit method is analysed as follows:

                                                                            2002                2001
                                                                           Euro '000          Euro '000
                                                                          ----------         ----------
      Projected benefit obligations
          Pensioners                                                       2,646,388          2,561,875
          Employees                                                          766,698            714,889
          Past services costs in respect of Atlantico pension fund           (25,553)           (30,690)
                                                                          ----------         ----------
                                                                           3,387,533          3,246,074
          Fair value of plan assets                                       (3,007,537)        (2,665,200)
                                                                          ----------         ----------
          Unfunded liabilities                                               379,996            580,874
          Provisions and accrued liabilities                                (144,591)          (182,112)
                                                                          ----------         ----------
          Liabilities not covered                                            235,405            398,762
                                                                          ==========         ==========

      The change in the unfunded liabilities during 2002 and 2001 is analysed as follows:

                                                                       2002                             2001
                                                           ----------------------------       --------------------------
                                                           Liabilities
                                                           not covered       Provisions         Total            Total
                                                            Euro '000        Euro '000        Euro '000        Euro '000
                                                           -----------       ----------       ---------        ---------
      Balance on 1 January                                    398,762          182,112          580,874          406,843
      Service cost                                             54,249               --           54,249           45,980
      Interests costs                                         180,313            8,000          188,313          168,530
      Cost with early retirement programmes                        --               --               --          251,438
      Termination benefits abroad                                  --            2,300            2,300           12,603
      Amortisation of past services costs - Atlantico           3,467               --            3,467            3,430
      Expected return on plan assets                         (167,382)              --         (167,382)        (149,450)
      Actuarial gains and losses                              390,380           13,800          404,180          414,655
      Contributions to the Fund                              (654,925)              --         (654,925)        (541,370)
      Benefits paid                                            30,541          (61,621)         (31,080)         (21,280)
      Exchange rate differences                                    --               --               --          (10,505)
      Balance on 31 December
                                                             --------         --------         --------         --------
                                                              235,405          144,591          379,996          580,874
                                                             ========         ========         ========         ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Following the issuance of Regulation 12/2001 and 7/2002 of the Bank of Portugal, the value of the corridor and unrecognised losses recorded as deferred costs as at 31 December 2002 is analised as follows:

                                                             Deferred costs
                                                      --------------------------
                                                         Early         Actuarial
                                                      retirements     diferences        Corridor
                                                       Euro '000       Euro '000        Euro '000
                                                      -----------     ----------        ---------
      Balance on 1 January 2002                              --          128,774         269,988
      Actuarial gains and losses of the year                 --          404,180              --
      Benefits paid                                          --            5,012              --
      Amortisation of actuarial gains and losses             --          (12,877)             --
      Termination benefits                               13,800               --              --
      Amortisation termination benefits                  (1,380)              --              --
      Variation in the corridor                              --          (71,225)         71,225
                                                        -------         --------         -------
      Balance on 31 December 2002                        12,420          453,864         341,213
                                                        =======         ========         =======

      In accordance with the Bank of Portugal Regulation 6/95, and in accordance with the accounting policy set out in note 1 m), the additional liabilities not yet funded resulting from the changes made in 1994 in the basic actuarial assumptions for the BPA Fund were deferred and are being amortised over a period of 20 years which corresponds to the estimated remaining service life of the employees. The unamortised value as at 31 December, 2002 is Euro 25,552,000 (2001: Euro 30,690,000) which will be amortised over the remaining working lives of the employees which is 12 years.

      Considering the value of the actuarial gains and losses registered in the calculation of the projected benefit obligations and the value of the Fund, the value of the corridor calculated in accordance with the Regulations 12/2001 and 7/2002 amounted to Euro 341,213,000 (2001: Euro 269,988,000) and Euro 315,612,000 (2001: Euro 261,107,000) for the Group
      and for the Bank, respectively, is recorded in Other sundry assets (note
      9).

      The actuarial gains and losses in excess of the value of the corridor amounting to Euro 453,864,000 (2001: Euro 128,774,000) and Euro
      438,158,000 (2001: Euro 125,314,000) for the Group and the Bank
      respectively, are recorded in Prepayments and deferred costs (note 9). The value recorded in this account will be amortised against income over the period of 10 years, based on its balance at the end of previous year in accordance with the accounting policy described in note 1 m). In accordance with the Bank of Portugal rules, termination benefits are also amortised over a 10 year period.

      In 2002, the Group accounted as Pension costs an amount of Euro 107,333,000 (2001: Euro 67,654,000), excluding the charges to Provisions for the coverage of liabilities not covered by the Fund in the amount of Euro 6,486,000, which is analysed as follows:

                                                              2002            2001
                                                           Euro '000        Euro '000
                                                           ---------        ---------
      Service cost                                            54,249           45,980
      Interest costs                                         188,313          168,530
      Expected return on plan assets                        (167,382)        (149,450)
      Amortisation of past service costs - Atlantico           3,467            3,430
      Amortisation of actuarial gains and losses              12,877               --
      Amortisation of termination benefits                     1,380               --
      Acquisition of insurance premiums                       14,429               --
      Other                                                       --             (836)
                                                            --------         --------
      Cost of the period                                     107,333           67,654
                                                            ========         ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      In 2001, the Group accounted for against Other reserves, the termination benefits related to early retirement in the amount of Euro 251,438,000. The actuarial assumptions for the calculation of the liabilities are in accordance with the Bank of Portugal Regulations 12/01 and 7/02. The comparative analysis of the actuarial assumptions is shown as follows:

                                                                           BCP Fund
                                                              ----------------------------------
                                                                   2002               2001
                                                              ---------------     --------------
            Increase in future compensation levels                  3%                 3%
            Pensions increase rate                                  2%                 2%
            Projected rate of return of fund assets                 6%                 6%
            Discount rate                                           6%                 6%
            Mortality tables                                      TV 73/77           TV 73/77
            Disability rate                                         0%                 0%
            Turnover rate                                           0%                 0%

      No disability retirements are considered in the calculation of the total liabilities.

      The actuarial losses in 2002 are related to the diference between the assumptions used to calculate the total liabilities and the values ocurred which were 5% (2001: 10%) for salaries increase, 3.22% (2001: 3.85%) for pension increase rate, and a negative rate of return of the fund of 5.2% (2001: -6.77%).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

37.   Condensed Unconsolidated Financial Statements of the Registrant

          Unconsolidated Balance Sheet as at December 31, 2002 and 2001

                                                                                            Years ended December 31,
                                                                             -----------------------------------------------------
                                                                                  2002                2002                 2001
                                                                             -------------         -----------         -----------
                                                                             (Thousands of
                                                                              U.S. Dollars)              (Thousands of Euros)
                                                                             --------------        -------------------------------
      ASSETS

         Cash and due from banks                                                 1,185,119           1,130,299           1,488,372
         Deposits with the Central Bank under monetary regulations               1,258,597           1,200,379           1,865,074
         Interest-earning deposits and advances to credit institutions           8,823,620           8,415,470           9,901,267
         Treasury bills and other government bonds
              Without repurchase agreement                                          51,978              49,574              90,432
         Treasury stock                                                                 --                  --               8,986
         Trading account securities                                                 62,507              59,616             167,777
         Investment account securities                                           7,112,476           6,783,477           7,917,599

         Loans and advances to customers                                        37,654,660          35,912,884          34,477,029
         Allowance for loan losses                                                (878,554)           (837,915)           (773,492)
                                                                               -----------         -----------         -----------
             Loans and advances to customers, net                               36,776,106          35,074,969          33,703,537

         Premises                                                                  673,781             642,614             684,029
         Equipment, other fixed assets and Goodwill                                163,652             156,082             178,445
         Sundry assets                                                           8,055,266           7,682,657           6,961,588
                                                                               -----------         -----------         -----------
                   Total Assets                                                 64,163,102          61,195,137          62,967,106
                                                                               ===========         ===========         ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY

         Due to banks
              Repayable on demand                                                1,390,878           1,326,541           1,664,818
              With agreed maturity date                                         24,649,406          23,509,209          23,582,634
                                                                               -----------         -----------         -----------
                                                                                26,040,284          24,835,750          25,247,452
         Due to customers
              Repayable on demand                                               11,730,252          11,187,651          11,663,417
              With agreed maturity date                                         11,322,752          10,799,000          12,353,065
              Securities and other assets sold under repurchase agreement            7,148               6,817                 472
                                                                               -----------         -----------         -----------
                                                                                23,060,152          21,993,468          24,016,954

         Debt securities                                                         2,701,253           2,576,302           2,234,418
         Accrued interest, other liabilities and provisions                      2,225,935           2,122,971           2,059,358
         Subordinated debt                                                       5,207,813           4,966,918           4,998,331
                                                                               -----------         -----------         -----------
                   Total Liabilities                                            59,235,437          56,495,409          58,556,513
                                                                               -----------         -----------         -----------

         Shareholders' Equity

           Capital stock, fully authorized, subscribed and paid-up               2,439,561           2,326,715           2,326,715
           Mandatorily convertible notes                                           553,825             528,207                  --
           Share premium                                                           749,800             715,117             715,203
           Retained earnings and reserves                                        1,184,479           1,129,689           1,368,675
                                                                               -----------         -----------         -----------
                   Total Shareholders' Equity                                    4,927,665           4,699,728           4,410,593
                                                                               -----------         -----------         -----------

                                                                                64,163,102          61,195,137          62,967,106
                                                                               ===========         ===========         ===========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

 Unconsolidated Statement of income for the years ended December 31, 2002, 2001 and 2000

                                                                                     Years ended December 31,
                                                                  ------------------------------------------------------------------
                                                                       2002            2002               2001               2000
                                                                  --------------   -----------         ----------         ----------
                                                                   (Thousands of
                                                                   U.S. Dollars
                                                                  except for per
                                                                  share amounts)   (Thousands of Euros except for per share amounts)
                                                                  --------------   -------------------------------------------------
      Interest income
          Interest on loans and advances to customers                1,962,591       1,871,808          2,220,098         1,677,078
          Interest on trading account securities                         1,370           1,307                153             2,562
          Interest on investment account securities                    299,972         286,096            318,628           320,927
          Interest on deposits in banks                                803,055         765,909            875,758         1,047,876
                                                                    ----------      ----------         ----------         ---------
                                                                     3,066,988       2,925,120          3,414,637         3,048,443
                                                                    ----------      ----------         ----------         ---------

      Interest expense
          Interest on deposits by banks and other
           financial institutions                                    1,263,979       1,205,512          1,513,367         1,356,631
          Interest on customers  deposits                              436,093         415,921            542,408           548,247
          Debt securities                                              332,264         316,894            315,134           235,209
                                                                    ----------      ----------         ----------         ---------
                                                                     2,032,336       1,938,327          2,370,909         2,140,087
                                                                    ----------      ----------         ----------         ---------

      Net interest income                                            1,034,652         986,793          1,043,728           908,356
         Provision for loan losses                                     451,600         430,711            225,185           286,650
                                                                    ----------      ----------         ----------         ---------

      Net interest income after provision for loan losses              583,052         556,082            818,543           621,706
                                                                    ----------      ----------         ----------         ---------

      Other income
          Commissions and fees on banking operations                   476,519         454,477            411,152           505,093
          Net exchange differences                                      12,079          11,520             33,049            35,052
          Net gains / (losses) on trading operations                   117,078         111,662            (18,756)           44,503
          Net gains / (losses) on sale of shares in subsidiaries
            and associated companies                                   (15,255)        (14,549)           (56,401)          870,229
          Other income                                                 421,504         402,007            544,387           390,136
                                                                    ----------      ----------         ----------         ---------
                                                                     1,011,925         965,117            913,431         1,845,013
                                                                    ----------      ----------         ----------         ---------

      Other expenses
          Salaries                                                     411,674         392,631            395,463           466,585
          Pensions                                                      68,670          65,494             45,817            48,948
          Other administrative costs                                   582,631         555,681            550,139           511,879
          Depreciation / amortisation                                   84,389          80,485             79,924            89,583
          Other expenses                                               113,289         108,049             12,041           189,475
                                                                    ----------      ----------         ----------         ---------
                                                                     1,260,653       1,202,340          1,083,384         1,306,470
                                                                    ----------      ----------         ----------         ---------

          Income before income taxes                                   334,324         318,859            648,590         1,160,249
          Provision for income taxes                                    39,021          37,216             65,972            79,128
                                                                    ----------      ----------         ----------         ---------

          Income before extraordinary cost                             295,303         281,643            582,618         1,081,121
          Extraordinary cost                                                --              --            (66,002)               --
                                                                    ----------      ----------         ----------         ---------

      Net income for the year                                          295,303         281,643            516,616         1,081,121
                                                                    ==========      ==========         ==========         =========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

 Unconsolidated Statement of Cash Flows for the years ended 31 December, 2002,
                                 2001 and 2000

                                                                                    Years ended December 31,
                                                              ---------------------------------------------------------------------
                                                                   2002               2002               2001               2000
                                                              -------------        ----------         ----------         ----------
                                                              (Thousands of
                                                              U.S. Dollars)                    (Thousands of Euros)
                                                              -------------        ------------------------------------------------
Cash flows arising from operating activities:
    Net income                                                     295,303            281,643            516,616          1,081,121
                                                                ----------         ----------         ----------         ----------
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation                                                84,389             80,485             79,924             89,583
        Provision for loan losses and other provisions             471,946            450,116            239,607            393,969
        (Gains) / Losses on sale of equipment                       (1,298)            (1,238)           (47,143)            (1,528)
        Gains on sale of shares in subsidiaries                     15,255             14,549             56,401           (870,229)
        Net changes in trading securities                          113,407            108,161           (159,626)            (8,151)
        Net changes in treasury bills and other government
            bonds and securities under repurchase agreement         42,839             40,858            (36,739)           125,143
        Bonuses paid to employees                                  (27,083)           (25,830)           (28,116)           (18,428)
                                                                ----------         ----------         ----------         ----------
    Total adjustments                                              699,454            667,101            104,308           (289,641)
                                                                ----------         ----------         ----------         ----------
    Net cash provided to operating activities                      994,757            948,744            620,924            791,480
                                                                ----------         ----------         ----------         ----------

Cash flows arising from investing activities:
    Net change in deposits with the Central Bank
      under monetary regulations                                   696,933            664,695            (78,076)        (1,310,085)
    Net change in interest-earning deposits
      and advances to credit institutions                        1,557,858          1,485,797         (1,486,075)        (1,503,228)
    Investments securities purchased                            (2,542,864)        (2,425,240)        (7,384,459)        (5,408,961)
    Proceeds from sale of investment securities                  1,172,263          1,118,038          7,912,120          2,173,672
    Proceeds from investment securities matured                  2,727,369          2,601,210             62,742          2,839,787
    Net change in loans made to customers                       (1,886,650)        (1,799,380)           (40,875)        (5,705,062)
    Acquisition of shares in subsidiaries                         (265,036)          (252,776)          (694,507)        (1,799,763)
    Proceeds from sale of shares in subsidiaries                   127,139            121,258          1,042,026          1,708,092
    Acquisition of property and equipment                          (47,954)           (45,736)          (132,706)           (78,756)
    Proceeds from sale of property and equipment                    30,408             29,002             53,576             13,745
    Other, net                                                    (252,664)          (240,977)        (1,439,148)         8,153,005
                                                                ----------         ----------         ----------         ----------
    Net cash applied to investing activities                     1,316,803          1,255,891         (2,185,382)          (917,554)
                                                                ----------         ----------         ----------         ----------

Cash flows arising from financing activities:
    Due to banks - Repayable on demand                            (354,683)          (338,277)          (767,417)         1,815,931
    Due to banks - With agreed maturity date                       (76,986)           (73,425)         2,191,423             57,640
    Due to customers - Repayable on demand                        (498,842)          (475,767)           240,185            197,881
    Due to customers - With agreed maturity date                (1,629,436)        (1,554,064)        (1,868,804)           764,836
    Securities sold under repurchase agreement                       6,653              6,345            (41,300)            41,772
    Proceeds from issuance of debt securities                      842,415            803,448            606,750            998,596
    Repayment of debt securities                                  (597,346)          (569,715)           (37,410)           (44,892)
    Proceeds from issuance of subordinated debt                    393,188            375,000          1,295,000          1,086,949
    Repayment of subordinated debt                                (616,708)          (588,181)                --           (519,191)
    Increase in capital stock and share premium                        (90)               (86)           713,198                 --
    Mandatorily convertible notes                                  733,950            700,000                 --                 --
    Dividends paid                                                (364,878)          (348,000)                --           (150,000)
    Treasury stock                                                   9,422              8,986             (8,986)           249,304
    Other, net                                                    (533,658)          (508,972)          (764,892)        (3,439,227)
                                                                ----------         ----------         ----------         ----------
    Net cash provided by financing activities                   (2,686,999)        (2,562,708)         1,557,747          1,059,599
                                                                ----------         ----------         ----------         ----------

  Net increase/(decrease) in cash and due from banks              (375,440)          (358,073)            (6,711)           933,525

  Cash and due from banks at December 31, 2001 and 2000          1,560,558          1,488,372          1,495,083            561,558
                                                                ----------         ----------         ----------         ----------

  Cash and due from banks at December 31, 2002 and 2001          1,185,118          1,130,299          1,488,372          1,495,083
                                                                ==========         ==========         ==========         ==========

Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest                                                    2,009,501          1,916,548          2,519,750          1,415,933
     Income taxes                                                   (7,104)            (6,775)            (8,483)            (3,693)

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Bank's loans, advances and securities over subsidiaries

      As at 31 December, 2002, the Bank had credits over subsidiaries, represented or not by securities, included in the items of 'Loans and advances' to credit institutions and to customers, as well as in securities, which are analysed as follows:

                                                                      Loans and advances
                                                                 ----------------------------
                                                                    Credit                         Fixed Income
                                                                 Institutions       Customers       Securities        Total
                                                                  Euros '000       Euros '000       Euros '000      Euros '000
                                                                 ------------      ----------      ------------     -----------
      Banco de Investimento Imobiliario, S.A                       1,311,343               --        1,155,050        2,466,393
      Banque BCP (Luxembourg), S.A                                   145,162               --               --          145,162
      BCP Bank & Trust Company (Cayman) Limited                    2,599,164               --               --        2,599,164
      BCP Finance Bank Ltd                                            42,548               --           24,940           67,488
      BCP Finance Company, Ltd                                        23,301               --               --           23,301
      BCP Investiment, B.V                                                --           37,936               --           37,936
      BPA Internacional S.G.P.S, Sociedade Unipessoal, Lda                --            9,536               --            9,536
      CrediBanco - Banco de Credito Pessoal, S.A                     153,500          176,341               --          329,841
      Grupo BCP Investimento                                          90,524               --          237,587          328,111
      Grupo Leasefactor                                            1,248,367               --          916,946        2,165,313
      Interbanco, S.A                                                259,662          180,547           30,000          470,209
      ServiBanca - Empresa de Prestacao de Servico, ACE                   --          230,108               --          230,108
      Other                                                            9,231               --               --            9,231
                                                                   ---------        ---------        ---------        ---------
                                                                   5,882,802          634,468        2,364,523        8,881,793
                                                                   =========        =========        =========        =========

      Bank's liabilities with subsidiaries

      As at 31 December, 2002, the Bank's liabilities with subsidiaries, represented or not by securities, included in items 'Amounts owed to' credit institutions and to customers, 'Debt securities' and in 'Subordinated debt', are analysed as follows:

                                                           Amounts owed to
                                                    -----------------------------
                                                       Credit                             Debt         Subordinated
                                                    Institutions      Customers        Securities          Debt           Total
                                                     Euros '000       Euros '000       Euros '000       Euros '000      Euros '000
                                                    -------------    ------------     ------------    --------------   -------------
      Banco Activobank (Portugal), S.A                  132,545             --               --                --           132,545
      Banco Comercial de Macau, S.A.R.L                 277,872             --               --                --           277,872
      Banco de Investimento Imobiliario, S.A            232,205          2,971               --                --           235,176
      Banco Expresso Atlantico, S.A                      64,635             --               --                --            64,635
      Banque BCP (Luxembourg), S.A                       87,545             --               --                --            87,545
      Banque BCP, S.A.S                                  12,991             --               --                --            12,991
      BCP Participacoes Financeiras, S.G.P.S
          Sociedade Unipessoal, Lda                          --         12,489               --                --            12,489
      BCP Bank & Trust Company (Cayman) Limited       3,760,884             --               --                --         3,760,884
      BCP Finance Bank Ltd                            5,937,479             --               --         1,881,949         7,819,428
      BCP Finance Company, Ltd                               --              1               --         1,000,000         1,000,001
      BCP Internacional II, S.G.P.S
          Sociedade Unipessoal, Lda                          --         29,357               --                --            29,357
      BIM - Banco Internacional de Mocambique
          S.A.R.L                                        83,379             --               --                --            83,379
      BPA Internacional S.G.P.S, Sociedade
          Unipessoal, Lda                                 9,976          9,527               --                --            19,503
      BPABank National Association                       40,994             --               --                --            40,994
      BPA Overseas Bank, Ltd                            120,307             --               --                --           120,307
      Grupo AF Investimentos                                 --        106,454               --                --           106,454
      Grupo BCP Investimento                          1,754,894          4,710          248,226            27,524         2,035,354
      Grupo Leasefactor                                     115         27,753               --                --            27,868
      Mello Capital, Ltd.                                   388            800               --            58,110            59,298
      Pinto Totta International Finance, Limited             --             --               --           119,195           119,195
      Other                                              18,771         15,079               --                --            33,850
                                                     ----------        -------        ---------        ----------        ----------
                                                     12,534,980        209,141          248,226         3,086,778        16,079,125
                                                     ==========        =======        =========        ==========        ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

38. Significant differences between the Portuguese and the U.S. Accounting Principles

      The accompanying consolidated financial statements are prepared in accordance with generally accepted Accounting Principles in Portugal (Portuguese GAAP) and in compliance with the Portuguese Plan of Accounts for the Banking Sector. Such principles vary from those generally accepted in the United States of America in the following significant respects:

      a) Adjustments related to investments in insurance companies accounted under the equity method

      As established in the contractual agreements between the Eureko shareholders, the Group under certain conditions had an option, until January 1, 2003, to reacquire 100% of the equity of Seguros e Pensoes at a price to be determined by an independent valuer. In December 2002, the Group exercised this option and agreed to acquire 100% of the share capital of Seguros e Pensoes in exchange for 20.86% of the share capital of Eureko plus 150 million in cash. Under the terms of the agreement, it is expected that the transaction, subject to closing conditions and regulatory approvals, will be completed during the first four months of 2003.

      On this basis, since 1 July 2002, the BCP Group stopped the appropriation of results and changes in shareholders equity of Eureko B.V. therefore the value of the investment in Eureko in the BCP accounts, under Portuguese GAAP in the amount of Euros 774,732,000 reflects its consolidated equity as at 30 June 2002.

      Under US GAAP, BCP will stop accounting for Eureko under the equity method after the completion of the transaction and the legal transfer of the shares, which is expected to be in the first four months of 2003.

      The adjustments to income and shareholders' equity appropriated from the insurance companies, relates to the appropriation of net loss for the full year of Eureko results under the equity method and the effect of the US GAAP adjustments made to the financial statements of Eureko, B.V., which is a 24.8% owned associated company.

      These US GAAP adjustments relate mainly to the following situations:

      - Restructuring, equalization and other provisions, accounted for in the local accounts of Eureko in prior years which did not comply with the requirements of US GAAP in those years and have been charged to income in 2002;

      - Value in Force (VIF) of life insurance business resulting from the acquisition of Achmea which is recognized for US GAAP purposes and is being amortized over a period of 15 years.

      - Deferred tax assets not recognised in the local accounts of Eureko. According to Dutch GAAP, this asset is registered off-balance sheet. For US GAAP purposes this deferred tax was accounted for pursuant to SFAS 109.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      b) Goodwill

      Until December 31, 1994, and in accordance with Portuguese GAAP goodwill arising on consolidation was charged to reserves.

      With effect from January 1, 1995, until December 31, 1998 under Portuguese GAAP goodwill resulting from the acquisition of shares in subsidiaries and associated companies, if positive, was recorded as an asset being amortized over a period not exceeding 20 years.

      Since January 1, 1999, goodwill resulting from acquisitions is charged directly against reserves in the year of acquisition. Resulting from the change of the accounting policy in 1999, on January 1, 2000, unamortised goodwill was charged off against share premium and reserves.

      As referred in note 17, during 2000, the Group made a number of acquisitions for which goodwill was charged against reserves in the local accounts.

      Until December 31, 2001, under US GAAP, the goodwill arising in local GAAP accounts was recalculated considering the application of purchase GAAP rules under US GAAP and restated as an intangible asset to be amortized over a period of 5 years which is the management's estimate of the useful life. On January 1, 2002, the Group adopted Statement of Financial Accounting Standards n.(degree) 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives, not be amortized but rather tested for impairment at least annually. Under SFAS 142, all recorded goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level.

      The Group reviews its goodwill and other acquisition intangibles periodically for other than temporary impairment. If such impairment is indicated, recoverability of the asset is assessed based on expected undiscounted net cash flows.

      In accordance with SFAS 142 the goodwill resulting from acquisitions made in the second half of 2001 is not being amortized.

      The deposit taking activities of banks in Portugal and the relationship with customers differ from banks in the US. There are transactional accounts (Repayable on demand) that have no specified maturity and on which a low rate of interest is paid. However, there are no 'savings accounts' in Portugal that are comparable to US savings accounts. Accounts 'with agreed maturity date' are deposits for which the customers specifies the amount and the maturity of the deposit and the interest rate paid is based upon the amount and maturity of the deposit. These accounts are more comparable to certificates of deposit in the US. Therefore, the Bank believes that only the deposits 'repayable on demand' would have any comparability to US core deposits. The Bank does not believe that any significant core deposits intangible was created as a result of its acquisition of Atlantico, BPSM or Banco Mello.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The following table, shows the composition of the goodwill accounts under US GAAP. In note 8. Goodwill arising on the acquisition of subsidiaries and associated companies, defined as the difference between the cost of the investment and the corresponding share of the fair value of net assets acquired, for the acquisitions made since 1995, is analysed as follows:

                                                                2002                                          2001
                                             -----------------------------------------      ---------------------------------------
                                                  Net        Accumulated                       Net         Accumulated
                                               Goodwill     amortisation     Goodwill        Goodwill     amortisation    Goodwill
                                              Euro '000       Euro '000      Euro '000       Euro '000      Euro '000     Euro '000
                                             ----------     ------------    ----------      ----------    ------------   ----------
Goodwill arising on the merger of
   subsidiaries by incorporation into BCP:
 Banco Portugues do
   Atlantico, S.A                               611,770      (1,003,448)     1,615,218         611,770     (1,003,448)    1,615,218
 Banco Pinto & Sotto Mayor, S.A               1,595,363        (761,975)     2,357,338       1,595,363       (761,975)    2,357,338
 Banco Mello, S.A                               812,547        (415,801)     1,228,348         812,547       (415,801)    1,228,348
 BII Mortgage portfolio                         (28,217)          9,406        (37,623)        (28,217)         9,406       (37,623)
 Banco Mello Imobiliario, S.A                     4,163          (2,775)         6,938           4,163         (2,775)        6,938
 BMI S.G.P.S., S.A                                2,785          (1,857)         4,642           2,785         (1,857)        4,642
 Other                                               35             (23)            58              35            (23)           58
                                             ----------      ----------     ----------      ----------     ----------    ----------
                                              2,998,446      (2,176,473)     5,174,919       2,998,446     (2,176,473)    5,174,919
                                             ----------      ----------     ----------      ----------     ----------    ----------

Goodwill arising on consolidation of
   subsidiaries by the purchase method:
 AF - Investimentos,
   S.G.P.S., S.A                                  3,522         (31,679)        35,201           3,522        (31,679)       35,201
 BCP Participacoes Financeiras S.G.P.S
   Sociedade Unipessoal, Lda                      4,648          (8,027)        12,675           4,648         (8,027)       12,675
 Banco Comercial de
   Macau, S.A.R.L                                 3,642         (14,567)        18,209           3,642        (14,567)       18,209
 BCP Leasing, S.A                                   774          (3,093)         3,867             774         (3,093)        3,867
 Leasefactor, S.G.P.S., S.A                      22,029         (15,757)        37,786          22,029        (15,757)       37,786
 BIM - Banco Internacional de
   Mocambique, S.A.R.L                           15,147              --         15,147           9,137             --         9,137
 Ibersecurities, S.A                                 --              --             --          25,033         (7,374)       32,407
 Interbanco, S.A                                 22,513         (15,009)        37,522          22,513        (15,009)       37,522
 Banco de Investimento
   Imobiliario, S.A                               7,872              --          7,872              --             --            --
 Banco Expresso Atlantico, S.A                    6,665              --          6,665              --             --            --
 Intertrust, S.A                                 12,302              --         12,302              --             --            --
 Other companies                                 10,213           1,299          8,914           8,874          1,299         7,575
                                             ----------      ----------     ----------      ----------     ----------    ----------
                                                109,327         (86,833)       196,160         100,172        (94,207)      194,379
                                             ----------      ----------     ----------      ----------     ----------    ----------

Goodwill arising on the application of
   the equity method of consolidation:
 Bank Millennium, S.A                           223,499         (47,744)       271,243         206,598        (47,744)      254,342
 Eureko, B.V                                    600,306        (152,835)       753,141         572,384       (152,835)      725,219
                                             ----------      ----------     ----------      ----------     ----------    ----------
                                                823,805        (200,579)     1,024,384         778,982       (200,579)      979,561
                                             ----------      ----------     ----------      ----------     ----------    ----------
Provision on goodwill                         3,931,578      (2,463,885)     6,395,463       3,877,600     (2,471,259)    6,348,859
Net book value                                 (673,993)             --             --              --             --            --
                                             ----------      ----------     ----------      ----------     ----------    ----------
                                              3,257,585      (2,463,885)     6,395,463       3,877,600     (2,471,259)    6,348,859
                                             ==========      ==========     ==========      ==========     ==========    ==========

   Goodwill amortisation charge                                      --                                     1,117,194
                                                             ==========                                    ==========

      Following the acquisition of 50.0001% of the capital of Banco Portugues do Atlantico by Banco Comercial Portugues in March, 1995 and the acquisition of an additional 25.3% of the capital of the referred Bank during 1997, under the Portuguese GAAP and with the approval of the Bank of Portugal, the Group wrote-off against consolidated reserves an amount of Euro 548.7 million. Under US GAAP this amount was written-back and is being amortized over a period of 5 years in accordance with the accounting policy stated above.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      SFAS 141, Business Combinations, and SFAS 142, modified the accounting for business combinations, goodwill and identifiable intangible assets. As of January 1, 2002, all goodwill and indefinite-lived intangible assets must be tested for impairment and a transition adjustment has to be recognized. Amortization of goodwill ceased as of January 1, 2002, and, thereafter, all goodwill and any indefinite-lived intangible assets had to be tested at least annually for impairment. The effect of the non-amortization provisions on 2002 operations are set out below and if these rules had been applied to goodwill in 2001, management believes that full-year 2001 net earnings would have increased by approximately 2001: Euros 646 million, 2000: Euros 441 million and 1999: Euros 101 million, which corresponds to the goodwill amortization in thoses years.

      In accordance with SFAS 142, the Group has completed its transitional goodwill impairment test and its annualy impairment test and determined that the non-cash charge to earnings in 2002 is Euro 673,993,000. This charge is analyzed by company as follows:

                                                                  2002
                                                ----------------------------------------
                                                 Transition    Additional
                                                charge as at  charge as at
                                                 January 1    December, 31       Total
                                                 Euro '000      Euro '000      Euro '000
                                                ------------  ------------     ---------
      Provision on goodwill
           Eureko, B.V                                 --        243,717        243,717
           Banco Pinto & Sotto Mayor, S.A         300,000         52,000        352,000
           Bank Millennium, S.A                        --         78,276         78,276
                                                  -------        -------        -------
                                                  300,000        373,993        673,993
                                                  =======        =======        =======

      - The impairment on goodwill arising on Eureko was determined based on an independent valuation performed by a third party;

      - The impairment on the goodwill arising on the Sotto Mayor network has been estimated by management based upon the estimated net present value of the projected cash flows forecast to be generated by this network.

      - The impairment on the goodwill arising on Bank Millennium was based on the listed price of its ordinary shares at the Warsaw Stock Exchange at December 31, 2002.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The total goodwill amount arising during the years 2002 and 2001, under local GAAP, are reconciled to the total goodwill arising under US GAAP as follows:

                                                                    2002            2001
                                                                  Goodwill        Goodwill
                                                                  Euro '000       Euro '000
                                                                  ---------       ---------
      Goodwill under Local GAAP:
         - Charged against reserves (see note 17)                  106,891          624,227
         - Write-off of the amount of capitalised goodwill
             unamortised as at December 31, 1999                        --               --
                                                                  --------         --------
      Goodwill originated under Local GAAP                         106,891          624,227
                                                                  --------         --------

        US GAAP adjustments:
         - From the investment held in Eureko B.V                  (41,789)         (84,002)
         - Restatements of associated companies under the
             equity method to the historical cost                  (11,123)           7,997
                                                                  --------         --------
                                                                   (52,912)         (76,005)
                                                                  --------         --------
      Goodwill originated under US GAAP                             53,979          548,222
                                                                  ========         ========

      c) Investment in Banco Sabadell and Bital

      In accordance with the Portuguese GAAP, investments in associated companies with shareholding under 20% in which significant influence is exercised may be accounted by the equity method of consolidation. Under US GAAP, such investments are accounted as investments available for sale. Other than temporary declines in fair value are included in the profit and loss account. On this basis, the equity accounting applied to Banco Sabadell in 2001 and to Bital in prior years was reversed under US GAAP.

      d) Deferred costs

      In accordance with the Portuguese GAAP, set-up costs incurred with the development of new projects, publicity and lending costs may be deferred to future periods and amortized on a reasonable systematic basis. Under US GAAP, these costs are expensed as incurred.

      The following table shows the reconciliation between note 8 of the Financial Statements and the amounts adjusted for US GAAP purposes for the years ended December 31, 2002 and 2001:

                                                                              2002                             2001
                                                             -----------------------------------------        -------
                                                                            Accumulated
                                                              Cost         depreciation          Net            Net
                                                            Euro '000        Euro '000        Euro '000      Euro '000
                                                            ---------      ------------       ---------      ---------
          Set-up costs                                         41,677          (16,577)         25,100         31,148
          Project development                                   1,554             (476)          1,078            878
          Software                                            167,292          (80,784)         86,508         67,146
          Publicity and launching costs                           203             (203)             --             10
          Other intangible assets                              57,831          (17,366)         40,465         36,069
                                                             --------         --------         -------        -------
                                                              268,557         (115,406)        153,151        135,251
                                                             --------         --------         -------        -------

      Deferred costs written-off for US GAAP purposes          66,040          (34,621)         31,419         36,956
                                                             --------         --------         -------        -------
                                                              202,517          (80,785)        121,732         98,295
                                                             ========         ========         =======        =======

      The difference between the net amount disallowed for US GAAP purpose of Euro 31,419,000 (2001: Euro 36,956,000) and the amount of Euro 18,281,000
      (2000: Euro 27,088,000) in respect of deferred costs written-off in the US GAAP reconciliation table refers to the amount attributable to minority interests.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      e) Distribution of profits to employees

      In accordance with the statutes of the Bank, the shareholders at the Annual General Meeting, may approve a percentage of the profits for the benefits of the employees. The Board of Directors will decide on the most appropriate criteria of allocation to employees. This allocation of profits is treated as a distribution in the financial statements in the period in which it is paid and is charged against reserves. Under US GAAP, distribution of profits to employees is accounted for as an expense in the year to which they relate therefore there is a timing difference between the local accounts and the US GAAP accounts.

      The differences in the bonus values for the years 2002 and 2001 are reconciled as follows:

                                                                                                    2002            2002
                                                                                                   Income       Shareholders'
                                                                                                  Statement        Equity
                                                                                                  Euro '000       Euro '000
                                                                                                  ---------     -------------
      Bonus accrued under US GAAP in 2001                                                           28,612          28,612
      Actual amount paid in April 2002 by BCP and subsidiaries and charged against reserves         28,459          28,459
                                                                                                   -------         -------

      Over-accrual in 2001 charged in the 2002 US GAAP income statement (i)                           (153)           (153)
                                                                                                   =======         =======

      Bonus accrued under US GAAP in 2002, to be paid and recorded
          against reserves and results in 2003 in local accounts                                    23,600          23,600
                                                                                                   -------         -------

      Impact on US GAAP 2002 income statement                                                       23,447
                                                                                                   =======

                                                                                                    2001            2001
                                                                                                   Income       Shareholders'
                                                                                                  Statement        Equity
                                                                                                  Euro '000       Euro '000
                                                                                                  ---------     -------------
      Bonus accrued under US GAAP in 2000                                                           24,940          24,940
      Actual amount paid in April 2001 by BCP and subsidiaries and charged against reserves         28,116          28,116
                                                                                                   -------         -------

      Over-accrual in 2000 charged in the 2001 US GAAP income statement (i)                          3,176           3,176
                                                                                                   =======         =======

      Bonus accrued under US GAAP in 2001, to be paid and recorded
          against reserves in 2002 in local accounts                                                28,612          28,612
                                                                                                   -------         -------

      Impact on US GAAP 2001 income statement                                                       31,788
                                                                                                   =======

      (i) There is no effect on shareholders' equity under US GAAP as at December 31, 2002 and 2001 as the adjustment was already made on the statement of changes in shareholders' equity in the local accounts.

      f) Pension cost

      The Group has adopted SFAS 87 'Employers' Accounting for Pensions', SFAS 106 'Employers' Accounting for Post Retirement Benefits Other than Pensions' and SFAS 132 'Employers' Disclosures about Pensions' and other Post Retirement Benefits in preparing its US GAAP reconciliation. The provisions of the referred standards have been applied only to the Group's main plans which comprise approximately 90% of the assets and actuarial liabilities of all Group plans.

      For these main plans, pension benefits are based on years of credit service and the employee's compensation in the final year before retirement under the ACT (Collective Labour Agreement) agreement for the banking sector. The funding policy of the Group is to make annual contribuitions so as to cover the projected benefits obligation at the minimum level required by the Bank of Portugal, which from 31 December 2001, following the issuance of the Regulation 12/2001, is 100% regarding the liability with pensioners and 95% regarding the employees. The majority of plan assets comprise fixed income securities and listed stocks.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      Pension plans

      At December 31, 2000 BCP Group operated three pension plans for its employees - as provided for in Portuguese banking regulations. In 2001 an authorization was required to merge these funds into a Fund for the BCP Group. Prior to the sale of BCP Group's insurance businesses on September 30, 2000 there were also employees of Seguros e Pensoes and Imperio who were eligible for pensions under the collective agreement for the insurance industry. The pension plans are largely in lieu of social security benefits and no social security contributions are required for most employees. There are a small number of current and former employees where the benefits are supplemental to the social security benefits offered by the Portuguese State.

      Healthcare benefits

      As provided for in Portuguese banking regulations, BCP also provides supplemental health care benefits to employees and retirees. The supplemental health care plan calls for BCP to make annual contributions to a health care organisation that covers the entire banking system equal to 6.25% of the annual payroll and pension cost. These benefits are provided through a multi-employer plan (as defined in paragraph 78 of SFAS
      106). The Bank's liabilities in respect of current and future pensioners have been assumed (for the purposes of US GAAP) to be an annual contribution of 6.25% of all future pension payments and have been accrued under US GAAP in a manner similar to that applied in the computation of pension liabilities. Costs of such supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP - and a similar approach is adopted under US GAAP for the company's payments for active employees.

      Method and Assumptions

      The actuarial valuations of BCP's pension and post-retirement medical plans as of December 31, 2002 and 2001 were prepared by an Actuary using the Projected Unit Credit Method and considering the following actuarial assumptions and rules:

                                                                2001 and 2002
                                                             ------------------

              Rate of return on pension fund assets (1)              6%
              Discount rate                                          6%
              Salary growth rate                                     3%
              Discount rate for valuation of pensions                6%
              Pensions increase rate                                 2%
              Mortality table                                      TV 73/77
              Disability table                                       Nil
              Turnover                                               Nil

      (1) The rate of return is used to calculate the net periodic pension cost for the following year.

      The pension plan assets as of December 31, 2002 consist mainly of investments in Government and corporate bonds, shares, facilities and short term loans. The pension funds held investments in bonds and equities of the BCP Group worth Euro 283.7 million at December 31, 2002 (2001: Euro
      376.7 millions).

      Net Periodic Benefit Cost

      Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

      A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The actuarial valuations of BCP's pension and post-retirement medical plans as of December 31, 2002 and 2001 were prepared by an Actuary using the Projected Unit Credit Method and considering the following actuarial assumptions and rules:

                                                                                    2002
                                                               ---------------------------------------------
                                                               Pension Benefits   Other Benefits     Total
                                                                  Euro '000         Euro '000      Euro '000
                                                               ----------------   --------------   ---------
      Service Cost                                                   50,329            2,332          52,661
      Interest Cost on projected benefit obligation                 192,485           10,797         203,282
      Expected return on plan assets                               (167,351)              --        (167,351)
      Recognised net actuarial loss (gain)                            8,113               --           8,113
      Recognised prior service cost                                   2,848               --           2,848
      Curtailment losses related to early retirements (BCP)          14,780              552          15,332
                                                                   --------           ------        --------

      Net periodic benefit cost                                     101,204           13,681         114,885
                                                                   ========           ======        ========

                                                                                    2001
                                                               ---------------------------------------------
                                                               Pension Benefits   Other Benefits     Total
                                                                  Euro '000         Euro '000      Euro '000
                                                               ----------------   --------------   ---------
      Service Cost                                                   50,000            2,460          52,460
      Interest Cost on projected benefit obligation                 172,570            9,150         181,720
      Expected return on plan assets                               (149,450)              --        (149,450)
      Recognised net actuarial loss (gain)                           41,370               --          41,370
      Recognised prior service cost                                   2,850               --           2,850
      Curtailment losses related to early retirements (BCP)         257,400           10,990         268,390
                                                                   --------           ------        --------

      Net periodic benefit cost                                     374,740           22,600         397,340
                                                                   ========           ======        ========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The figures above relate to BCP Group's Portuguese plans. In addition, the Group operates some small pension plans for employees outside Portugal.

      Balance Sheet items

      SFAS 132 requires disclosure of the change in the Benefit Obligations and the Fair Value of Plan Assets. The changes can be reconciled as follows:

                                                         Pension Benefits  Other Benefits
                                                            Euro '000         Euro '000
                                                         ----------------  --------------
      Change in Benefit Obligation - 2002

      Benefit obligation at beginning of year                3,300,926          185,517
                                                            ----------         --------

      Service Cost                                              50,329            2,332
      Interest Cost                                            192,485           10,797
      Plan participants' contributions                          12,359               --
      Plan amendments                                           21,487               --
      Actuarial loss / (gain)                                  118,901           10,127
      Benefits paid by Fund                                   (197,655)              --
      Expenses paid by Fund                                     (5,012)              --
      Benefits paid by Company                                 (14,401)         (11,569)
      Termination Loss                                          14,780              552
                                                            ----------         --------

      Benefit obligation at end of year                      3,494,199          197,756
                                                            ==========         ========

      Change in Plan Assets - 2002

      Fair Value of Plan Assets at beginning of year         2,665,203               --
                                                            ----------         --------

      Actual return on Plan Assets                            (122,280)              --
      Employer contributions                                   654,925               --
      Plan participants' contributions                          12,359               --
      Benefits paid by Fund                                   (197,655)              --
      Expenses paid by Fund                                     (5,012)              --
                                                            ----------         --------

      Fair Value of Plan Assets at end of year               3,007,540               --
                                                            ==========         ========

                                                                          2002                               2001
                                                           ---------------------------------   ---------------------------------
                                                           Pension Benefits   Other Benefits   Pension Benefits   Other Benefits
      Reconciliation of funded status December, 31            Euro '000         Euro '000          Euro '000        Euro '000
                                                           ----------------   --------------   ----------------   --------------
      Projected Benefit Obligation                             3,494,199          197,756          3,300,926          185,517
      Plan Assets                                              3,007,540               --          2,665,203               --
                                                              ----------         --------         ----------         --------

      Funded Status                                             (486,659)        (197,756)          (635,723)        (185,517)
      Unrecognised prior service cost                             55,629               --             36,990               --
      Unrecognised net actuarial loss / (gains)                  781,055           22,437            375,500           12,306
      Unrecognised cost in respect of BPA pension fund            25,553               --             30,690               --
                                                              ----------         --------         ----------         --------

      Prepaid (accrued) benefit cost                             375,578         (175,319)          (192,543)        (173,211)
                                                              ----------         --------         ----------         --------

      Additional minimum liability                                (7,482)          (6,301)          (184,440)          (1,720)
      - Intangible asset                                           7,482               --                 --               --
      - Reduction in Equity                                           --            6,301            184,440            1,720

      During 2002, additional minimum liabilities totalling Euro 13,783,000 (2001: Euro 186,160,000) for pensions needed to be recognised. In 2002, this amount was set-up as intangible asset in the value of Euro 7,482,000 (2001: Euro zero) and the amount of Euro 6,301,00 (2001: Euro 186,160,000)
      was charged against Other comprehensive income.

      The total asset/(accrual) for pensions and other benefits recognized for US GAAP purposes amount to Euro 186,476,000 (2001: Euro 551,914,000). For local GAAP purposes, the asset/(accrual) included in the consolidated financial statements as at 31 December 2002, amount to Euro 422,560,000 (2001: Euro 136,720,000).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The difference between these accruals, amounting to Euro 227,910,000 (2001: Euro 415,194,000, relate mainly to the healthcare benefits, not provided for in local accounts, and to the minimum liability recognized for US GAAP purposes against other comprehensive income.

      In 2001, for US GAAP purposes, following the acquisition of Banco Pinto & Sotto Mayor and Banco Mello (see note 38 b), the accrual for Pension and other benefits was increased by Euro 86,127,000 against goodwill.

                                                                          2002
                                                            ---------------------------------
                                                            Pension Benefits   Other Benefits
                                                               Euro '000         Euro '000
                                                            ----------------   --------------
      Development of Accrued Benefit Cost

      Prepaid (accrued) benefit cost at 1 January 2002          (192,543)        (173,211)
      Net Periodic Benefit Cost                                 (101,204)         (13,681)
      Contributions/Benefits Paid by Company                     669,325           11,573
                                                                --------         --------

      Prepaid (accrued) benefit cost at 31 December 2002         375,578         (175,319)
                                                                ========         ========

                                                                          2001
                                                            --------------------------------
                                                            Pension Benefits  Other Benefits
                                                               Euro '000        Euro '000
                                                            ----------------  --------------
      Development of Accrued Benefit Cost

      Prepaid (accrued) benefit cost at 1 January 2002          (368,681)        (161,401)
      Net Periodic Benefit Cost                                 (374,740)         (22,600)
      Contributions/Benefits Paid by Company                     550,878           10,790
                                                                --------         --------

      Prepaid (accrued) benefit cost at 31 December 2002        (192,543)        (173,211)
                                                                ========         ========

      g) Deferred income taxes

      The Group has adopted SFAS No 109 'Accounting for Income Taxes' in preparing its US GAAP information with effect from January 1, 1993. Under SFAS No. 109, the Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred tax assets on the US GAAP adjustments which are deductible temporary differences. Deferred tax assets have also been set up on the fair value adjustments and restructuring charges arising on the acquisitions made during the year 2000.

      The effect on the deferred tax assets resulting from the acquisitions during 2000 for differences between the assigned values for the purposes of determining goodwill and the tax basis of the assets and liabilities acquired as well as the tax effect of the adjustments for provisions for restructuring costs have been considered. However, based on the dimension of the adjustments made in the book values of the acquired companies and on the weight of available evidence, the management considers more likely than not that the deferred tax asset will probably not fully be realised. On this basis, an allowance of 50% has been set up against the deferred tax asset on the acquisitions made during the year 2000.

                                                                               Group
                                                                      ------------------------
                                                                        2002           2001
                                                                      ---------      ---------
                                                                      Euro '000      Euro '000
                                                                      ---------      ---------
      Deferred tax assets net resulting from timing differences        668,320        668,143
      Deferred tax (liabilities) / assets                                   --             --
                                                                       -------        -------
                                                                       668,320        668,143
                                                                       =======        =======
                                                                       198,397

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      The components of the deferred tax asset / (liability) resulting from timing differences other than securities available for sale is as follows:

                                                                             2002               2001
                                                                          ----------         ----------
                                                                           Euro '000          Euro '000
                                                                          ----------         ----------
      Deferred costs                                                          18,281             27,088
      Pension fund charge                                                    141,525            329,178
      Deposit guarantee fund                                                  54,757             41,472
      Investment securities available for sale                               949,420            638,058
      Impairment of Eureko                                                   243,717                 --
      Derivative instruments                                                (164,902)            61,055
      Rationalization programme                                                   --             11,924
      Securitization programme                                                25,791             28,084
      Losses brought forward                                                 210,022            331,022
      Other differences                                                          156              3,024
                                                                          ----------         ----------
            Total temporary differences                                    1,478,767          1,470,905
                                                                          ==========         ==========

            Tax effect                                                       487,993            483,432
            Allowances                                                       (18,070)           (13,686)
                                                                          ----------         ----------
            Net Deferred tax assets effect in shareholders' equity           469,923            469,746
                                                                          ----------         ----------

      Fair value adjustments of the acquired companies in 2000             1,202,404          1,202,404
                                                                          ==========         ==========

            Tax effect                                                       396,793            396,793
            Allowances                                                      (198,397)          (198,397)
                                                                          ----------         ----------
            Deferred tax assets effect in goodwill                           198,397            198,397
                                                                          ----------         ----------

            Total deferred tax assets                                        668,320            668,143
                                                                          ==========         ==========

      h) Securities available for sale

      The Group adopted FAS 115 'Accounting for Certain Investments in Debt and Equity Securities' in preparing its US GAAP information with effect from January 1, 1994. In local GAAP these securities are accounted for at the lower of cost or market and strategic investment which are held for long term investment purposes are held at cost in accordance with the Bank of Portugal rules on the local accounts.

      As at December 31, 2002 and 2001 for US GAAP purposes, the Group's investment securities have been considered as 'available for sale' at market value with the appropriate adjustment presented in shareholders' equity under Other comprehensive income.

      Other than temporary declines in fair value of available for sale securities, below the respective amortized costs basis, are included in the profit and loss account. The cost basis of each individual security is written down to fair value, as new cost basis, and subsequent increases in fair value are taken to Other comprehensive income.

      In accordance with FAS 115, a deferred tax asset or liability was calculated against the unrealized losses/gains for available for sale securities on the basis that these losses or gains would be tax deductible or tax payable when realized in the future.

      i) Deposit guarantee fund

      In accordance with the Bank of Portugal (Central Bank) rules which were introduced in the latter part of 1994, financial institutions had to make an initial payment to the Deposit Guarantee Fund based on the average 1993 eligible deposit balances. This initial contribution should be amortized over a period of five years, starting on January 1, 1995. In April of each subsequent year, financial institutions will need to make a contribution based on the average eligible deposit balances of the previous year.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      For US GAAP purposes, the amount related to the payment of 1994, was written-off through net income. An accrual is made for the annual cost.

      Additionaly, and following the rules of the Bank of Portugal, the residual certificates were accounted for, under Portuguese GAAP, in off-balance sheet items. For US GAAP purposes these residual certificates, which will be paid only in case of insolvency of the Deposit Guarantee Fund, are taken to the profit and loss account in the year to which they relate.

      j) Treasury stock

      Under Portuguese GAAP, treasury stock is presented under Assets in the Financial Statements as disclosed in note 16. Under US GAAP, treasury stock should be deducted from shareholders' equity. In addition, gains or losses arising from trading should be accounted for as part of equity.

      These amounts have been adjusted for US GAAP purposes, under 'Summary of the significant adjustments to Shareholders' Equity'.

      k) Joint venture control

      As at December 31, 2002, the associated company in which the Group exercises joint control with another shareholder and which are consolidated under the proportional method of consolidation are Managerland, S.A. and Pinto Totta International Finance, Limited.

      The summarized statement of income, and balance sheet for the year ended December 31, 2002, of the most significant joint ventures as described which are accounted under the proportional method of consolidation are analyzed as follows:

                                                                         Pinto Totta          (i)
                                                                        International        Total
                                                          Managerland      Finance           Effect
                                                           Euro '000      Euro '000        Euro '000
                                                          -----------   -------------      ---------
      Income Statement Data
         Net interest income                                    (87)             --             (87)
         Provision for loan losses                               --              --              --
         Other operating income                               2,453              --           2,453
         Other operating expenses                             2,475              --           2,475
         Income before income taxes                            (109)             --            (109)
         Net income                                            (109)             --            (109)

       Balance Sheet Data
         Total Assets                                         2,730         123,078         125,808
            Interest deposits in banks                            1         119,219         119,220
            Trading and Investment account securities            --              --              --
            Loans and Advances to customers, net                 --              --              --
         Total Liabilities                                    3,252           3,859           7,111
         Shareholders' Equity                                  (522)        119,219         118,697

      (i):    Total effect before intercompany balances.

      As at December 31, 2002, the associated companies consolidated by the proportional method, represented, 0.2% of the consolidated assets (Euro 125,808,000) and 0.2% of the consolidated liabilities (Euro 119,220,000).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      As at December 31, 2001, the associated company in which the Group exercised joint control with another shareholder with an interest of 50% each and which is consolidated under the proportional method of consolidation are ActivoBank, Managerland and Pinto Totta International Finance. The summarized statement of income, and balance sheet for the year ended December 31, 2001, equivalent to a 50% interest under the proportional method of consolidation is analyzed as follows:

                                                                                          Pinto Totta        (i)
                                                                                         International      Total
                                                            ActivoBank      Managerland     Finance         Effect
                                                            Euro '000        Euro '000     Euro '000       Euro '000
                                                            ----------      -----------  -------------     ---------
      Income Statement Data
         Net interest income                                       77            (51)             --              26
         Provision for loan losses                                 --             --              --              --
         Other operating income                                 4,195            696              --           4,891
         Other operating expenses                              14,932          1,552              --          16,484
         Income before income taxes                           (10,660)          (907)             --         (11,567)
         Net income                                           (10,957)          (907)             --         (11,864)

       Balance Sheet Data
         Total Assets                                         149,487          3,646         145,872         299,005
            Interest deposits in banks                        105,221              1         141,239         246,461
            Trading and Investment account securities           1,915             --              --           1,915
            Loans and Advances to customers, net                  338              9              --             347
         Total Liabilities                                    101,837          4,059           4,633         110,529
         Shareholders' Equity                                  47,650           (413)        141,239         188,476

      (i):    Total effect before intercompany balances.

      As at December 31, 2001, the associated companies consolidated by the proportional method, represented, 0.5% of the consolidated assets (Euro 299,005,000) and 0.2% of the consolidated liabilities (Euro 110,529,000).

      As at December 31, 2000, the associated company in which the Group exercised joint control with another shareholder with an interest of 50% each and which is consolidated under the proportional method of consolidation are Banco Internacional de Mocambique, S.A.R.L., NovaBank, ActivoBank and Pinto Totta International Finance. The summarized statement of income, and balance sheet for the year ended December 31, 1999, equivalent to a 50% interest under the proportional method of consolidation is analyzed as follows:

                                                               Banco                                   Pinto Totta          (i)
                                                           Internacional                              International        Total
                                                            Mocambique      NovaBank     ActivoBank      Finance           Effect
                                                             Euro '000     Euro '000     Euro '000      Euro '000        Euro '000
                                                           -------------   ---------     ----------   -------------      ---------
      Income Statement Data
         Net interest income                                   6,263           1,169             --             --           7,432
         Provision for loan losses                               784              21             --             --             805
         Other operating income                                6,889             478             --             --           7,367
         Other operating expenses                             10,414           9,503             --             --          19,917
         Income before income taxes                            1,954          (7,877)            --             --          (5,923)
         Net income                                            1,900          (7,877)            --             --          (5,977)

       Balance Sheet Data
         Total Assets                                        143,918         377,622         15,120        138,770         675,430
            Interest deposits in banks                        49,017         166,502         14,172        134,363         364,054
            Trading and Investment account securities          8,096         165,917             --             --         174,013
            Loans and Advances to customers, net              63,005          14,666             --             --          77,671
         Total Liabilities                                   128,115         312,129             94          4,407         444,745
         Shareholders' Equity                                 15,803          65,493         15,026        134,363         230,685

      (i):    Total effect before intercompany balances.

      As at December 31, 2000, the associated companies consolidated by the proportional method, represented, before intercompany balances, 1.1% of the consolidated assets (Euro 676,209,000) and 0.7% of the consolidated liabilities (Euro 444,745,000).

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

l) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities requires discloures about securitization transactions and collateral for fiscal years ending after December 15, 2000.

The Bank has entered into securitization transactions under which it transferred loans and securities portfolio to third parties. Under the referred transactions the Bank has retained interests in these securitized financial assets mainly under the form of subordinated bonds.

Under local GAAP, the Bank derecognized all the assets transferred. The retained interests were booked at their acquisition cost and the gain or loss on the transaction was calculated comparing the proceeds from the sale with the book value of the assets transferred. However, following the rules of the Bank of Portugal, the Bank made provisions in its financial statements, for both the loans and the securities portfolio transferred up to a maximum amount equivalent to the acquisition cost of the residual notes acquired.

Banco Comercial Portugues has, as of December 31, 2002 the following securitization transactions in place:

               Bonds                       Date                      Amount                     Financial asset
     --------------------------   ----------------------    ----------------------   -------------------------------------
     NOVA No 1                        July 1998               DM     443,963,597      Consumer loans
     Tagus Financing No 1             July 1999               EUR    300,000,000      Finance Lease and consumer loans
     Tagus Global Bond No 1           November 2000           EUR    311,898,965      Eurobonds
     Tagus Global Bond No 2           May 2001                EUR    740,466,343      Bonds and Eurobonds
     Tulip Asset Purchase
         Company (TAPCO)              October 2001            EUR    349,980,702      Finance Lease and consumer loans
     NOVA No 2                        November 2001           EUR    352,133,718      Consumer loans
     Magellan Mortgages No 1          December 2001           EUR 1,000,000,000       Mortgage loans
     NOVA No 3                        November 2002           EUR    300,782,331      Consumer loans

For US GAAP purposes, Group Management considered that the Nova n.(degree) 2, the Magellan Mortgages n.(degree) 1 and the TAPCO transactions do not meet the requirements set out in SFAS 140 for sale recognition. If the assets transferred under these transactions were restated as at December, 31, 2001, consolidated assets and liabilities of the Group would be increased by approximately Euro 1,9 billion (2001: 1,7 billion).

For US GAAP purposes, for transactions recognized as sales, the gain or loss on the sale of loans and securities was calculated measuring all the proceeds and reductions of the proceeds at their fair value at the date of the transfer. To obtain fair values, quoted market prices were used if available. Due to the fact that quotes are generally not available for retained interests, the Bank estimated their fair value as the present value of the future expected cash flows, projected based on key assumptions made by management regarding credit losses, timing of prepayment, yield curves and discount rates. The change in the fair value of residual notes is accounted in OCI.

In relation to NOVA No 1, Tagus Financing No 1, NOVA No 2 and Magellan Mortgages No 1 the transferor acts as servicer. However, no servicing asset or liability was accounted for, as management estimates that the benefits of servicing are just adequate to compensate the Bank for its servicing responsibilities. No gain or loss was incurred in the NOVA No. 1, Tagus Global Bond No. 1 and No. 2 transactions, as the underlying assets were sold at their book value, which was approximately their fair value at the date of the transaction. In relation to Tagus Financing No 1, the leasing and consumer loans were sold with a premium of 2.5%.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The retained interests over the securitized financial assets which received can be analyzed as follows:

                                  Acquisition    Fair Value     Fair Value
                                     cost        31 Dec 2001   31 Dec 2000
                                   Euro '000      Euro '000     Euro '000
                                   ---------     -----------   -----------

      NOVA No 1                       4,532          7,568        14,473
      Tagus Financing No 1           18,874          9,312        14,979
      Tagus Global Bond No 1         27,494         19,610        18,975
      Tagus Global Bond No 2         98,645         71,003            --
                                    -------        -------        ------
                                    149,545        107,493        48,427
                                    =======        =======        ======

For US GAAP purposes these retained interests, that are kept at acquisition cost less provision for local GAAP purposes, were revalued at fair value as at December 31, 2002. The provisions booked under Local GAAP as at this date amount to Euro 9,701,000 (2001: Euro 13,968,000) and were written-back for US GAAP purposes.

The main assumptions used in the calculation of the fair value of the retained interests were:

  NOVA No 1 - Write-offs: 1.16% p.a.
       Prepayment: 10% p.a.
       Discount rate: Euro yield curve + 5% premium

  Tagus Financing No 1 - Write-offs 1.625% p.a.
       Prepayment: 6.57% p.a.
       Discount rate: Euro yield curve + 5% premium

  Tagus Global Bond No 1 and No 2- Euro yield curve + 5% premium

Sensitivity analysis was carried out for both NOVA N.(degree) 1 and Tagus Financing N.(degree) 1 transactions considering unfavorable combined variations of the write-offs and prepayments. The discount rate was held constant. The results obtained were as follows:

                                                                                       Fair Value    Fair Value
                                         Variation      Write-offs     Prepayments    31 Dec 2002   31 Dec 2001
                                                                                       Euro '000      Euro '000
                                         ---------      ----------     -----------    -----------   -----------
            NOVA No 1                       50.00%          1.74%         15.00%          5,124         7,066
                                           100.00%          2.32%         20.00%          5,048         6,564

            Tagus Financing No 1            50.00%          2.44%          9.68%          3,462         7,631
                                           100.00%          3.25%         13.14%          2,800         5,949

No sensitivity analysis was made in the variation of fair value of the Tagus Global Bond No 1 and No 2 retained interests, as no write-offs and prepayments are expected in these transactions.

Cash flows of the transactions considered as sales during 2002 were:

                                                                                                    Cash-flow
                                                                                                     received
                                                                                                  from retained
                                                          Sale of assets    Servicing fees          interests
                                                             Euro '000         Euro '000            Euro '000
                                                          --------------    --------------        -------------
                      NOVA No 1                                --                 329                  2,675
                      Tagus Financing No 1                     --               2,026                 13,512
                      Tagus Global Bond No 1                   --                  --                    756
                      Tagus Global Bond No 2                   --                  --                  1,861

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

As at December 31, 2002, total amount outstanding, delinquencies and defaults of the securitized assets considered as sales can be analyzed as follows:

                                                Principal
                                                 amount              Delinquencies            Defaults
                                                Euro '000              Euro '000             Euro '000
                                               -----------          ---------------        --------------
                   NOVA N.(degree) 1              24,494                1,930                  4,505
                   Tagus Financing N.(degree)     98,418                7,632                 11,092
                   Tagus Global Bond No 1        141,022                   --                     --
                   Tagus Global Bond No 2        579,474                   --                     --

m) Derivative instruments and trading activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133," and Statement of Financial Accounting Standards No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133," was adopted by the BCP on January 1, 2001. These set of new rules changed the accounting treatment of derivative instruments including certain derivative instruments embedded in other contracts.

Under the standard, BCP is required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, BCP may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedge exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsquently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessement of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Following the risk management policies in place, the Bank uses derivatives for hedging purposes. For Local GAAP purposes, derivatives classified as hedging are accounted for as off-balance sheet items.

Considering the requirement of SFAS 133 for the designation of hedge transactions, the Bank classified as hedging instruments in a fair value hedge, certain interest rate swaps covering the interest rate risk assumed in the Bonds issued by the Group. There were no derivatives classified as hedging in a cashflow hedge relationship.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

The application of FAS 133 had the following impact in earnings for the years endeed December 31, 2002 and 2001:

                                                                           2002             2001
                                                                         Euro '000        Euro '000
                                                                         ---------        ---------
      Revaluation at fair value of hedging activities                      (76,556)             --
      Revaluation at fair value of hedged items                             85,921              --
                                                                          --------         -------
             Hedge ineffectiveness                                           9,365              --
      Transition adjustment                                                     --           1,386
      Reclassified from other comprehensive income (expired deals)           8,575          (7,690)
      Revaluation at fair value of trading derivatives                    (235,322)         23,179
                                                                          --------         -------
                                                                          (217,382)         16,875
                                                                          ========         =======

The BCP Group issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristcs of the host contract.

The table below provides information related to the accumulated other changes in equity from non owner sources from transition adjustment:

                                                                   Accumulated
                                                                  comprehensive
                                                                     income
                                                                    Euro '000
                                                                  -------------

      January 1, 2001                                                36,489
                                                                    -------
        Net amounts reclassified to earnings (expired deals)
         - IRS                                                      (20,075)
         - Fx swaps                                                  31,244
         - Fx fowards                                                (3,479)
                                                                    -------
                                                                      7,690
                                                                    -------
      December 31, 2001                                              44,179
                                                                    -------

        Net amounts reclassified to earnings (expired deals)
         - IRS                                                       (8,264)
         - Fx fowards                                                  (311)
                                                                    -------
                                                                     (8,575)
                                                                    -------
      December 31, 2002                                              35,604
                                                                    =======

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

n) Convertible securities

As referred to in note 15, in December 2002, the Bank issued 140,000,000 of mandatorily convertible securities (securities), with a nominal value of Euro 5 each, totalizing Euro 700,000,000. These securities, are convertible in 2005 in ordinary shares of BCP, being the conversion price, established at the date of issue, Euros 2.449 per share, which will correspond, at the conversion date, to the attribution of 2.0416 BCP shares for each security held.

These securities bear interest at an annual rate of 9%, payable under certain circumstances, namely the existence of distribution profits (reserves and results) and the maintenance of the solvency ratio above the minimum required by the Bank of Portugal.

For Portuguese GAAP purposes, these mandatorily convertible securities were accounted for, following the rules established under International Accounting Standard 32, Financial Instruments: Disclosure and Presentation and International Accounting Standard 39, Financial Instruments: Recognition and Measurement. In the light of these accounting standards, the securities correspond to a compound instrument (equity and liability) and the respective issuer (the bank) is required to present the liability component, that equals the present value of the future interest payments, and the equity component, that equals the difference between the total value of the issue and the liability component, separately on the balance sheet at their initial recognition.

Following these rules, for local purposes, the Bank recognized an amount of Euro 171,793,000 as liabilities and an amount of Euro 528,207,000 as equity.

Currently, US GAAP does not allow separation of compound instruments of its debt and equity components.

Considering that i) the securities are mandatorily convertible in ordinary shares and that the conversion price and the number of shares attributed per security held is predefined at the issue date; ii) the holders of the securities are therefore exposed to the equity risk equivalent to the holders of common shareholders; iii) the legal form of the securities is not debt and iv) the securities rank pari passu as ordinary shares and rank junior to the preferred shares, for US GAAP purposes these mandatorily convertible securities were treated as if they were preferred securities and classified in the equity section of the balance sheet.

On these bases, for US GAAP purposes, the Bank reclassified from liabilities to equity an amount of Euro 171,793,000, corresponding to the liability component of the mandatorily convertible securities issued, recognized as such for local GAAP purposes.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

o) Summary of the significant adjustments to net income

The following is a summary of the significant adjustments to net income of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                                   2002               2001                2000
                                                                   Notes         Euro '000          Euro '000           Euro '000
                                                                   -----      --------------     --------------      --------------
   Consolidated Net Income under Portuguese GAAP                                     272,721            571,672             505,498
                                                                              --------------     --------------      --------------

      Amortization of goodwill                                       b)                   --         (1,117,194)           (731,824)
      Impairment of Goodwill Sottomayor, Eureko and
         Millennium Bank under SFAS 142                              b)             (673,993)                --                  --
      Deferred costs adjustments                                     d)                8,807              3,511              (7,196)
      Bonus to employees                                             e)              (23,447)           (31,788)            (24,390)
      Deferred income taxes                                          g)              106,879            323,214              46,416
      Deposit guarantee fund                                         i)              (13,285)           (15,278)            (26,194)
      Pension fund charge                                            f)                7,794           (103,338)           (113,302)
      Provisions for impairment in investment securities
         available for sale                                          h)             (441,742)          (643,425)             22,915
      Accounting of the investment in Bital and Banco Sabadell
         from the equity method to the historical cost               c)               (5,740)           (18,360)            (13,565)
      Adjustments related to investments in  insurance
         companies accounted under the equity method                 a)             (200,068)           (69,823)             10,460
      Securitization programme                                       l)               (4,267)           (15,578)             (6,537)
      Restructuring costs arising from the rationalisation           f)                   --           (257,400)                 --
      Accounting for derivative instruments and hedging
         activities under SFAS 133                                   m)              217,382            (16,876)                 --
      Treasury stock                                                 j)               10,868            (13,126)            (43,340)
                                                                              --------------     --------------      --------------

   Consolidated Net Income in accordance with US GAAP                               (738,091)        (1,403,789)           (381,059)
                                                                              ==============     ==============      ==============

   Net income in accordance with US GAAP
      per share of capital stock (in units)                                            (0.32)             (0.62)              (0.24)
                                                                              ==============     ==============      ==============

   Weighted average shares outstanding                                         2,326,714,877      2,272,727,852       1,609,011,605
                                                                              ==============     ==============      ==============

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

p) Summary of the significant adjustments to shareholders' equity

The following is a summary of the significant adjustments to shareholders' equity of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                                                 2002               2001
                                                                              Notes            Euro '000          Euro '000
                                                                              -----           ----------         ----------
    Consolidated Shareholders' Equity under Portuguese GAAP                                    2,188,421          2,187,176
                                                                                              ----------         ----------

       Amortization of goodwill                                                 b)             3,894,964          3,799,195
       Effect of the Write-off in the Goodwill in Atlantico                     b)               548,675            548,675
       Impairment of Goodwill Sottomayor, Eureko and
          Millennium Bank under SFAS 142                                        b)              (673,993)                --
       Deferred costs adjustments                                               d)               (18,281)           (27,088)
       Bonus to employees                                                       e)               (23,600)           (28,612)
       Deferred income taxes                                                    g)               469,923            469,746
       Deposit guarantee fund                                                   i)               (54,757)           (41,472)
       Pension fund charge                                                      f)              (141,525)          (329,178)
       Investment securities available for sale                                 h)              (949,420)          (638,058)
       Accounting of the investment in Bital and Banco Sabadell
          from the equity method to the historical cost                         c)               197,382            190,083
       Adjustments related to investments in  insurance
          companies accounted under the equity method                           a)              (352,961)          (127,361)
       Securitization programme                                                 l)               (25,791)           (28,084)
       Accounting for derivative instruments and hedging activities
          under SFAS 133                                                        m)               164,902            (61,055)
       Convertible securities                                                   n)               171,793                 --
       Treasury stock                                                           j)                  (156)            (8,986)
                                                                                              ----------         ----------

    Consolidated Shareholders' Equity in accordance with US GAAP                               5,395,576          5,904,981
                                                                                              ==========         ==========

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

q) Consolidated statement of changes in shareholders' equity under US GAAP

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED 31 DECEMBER, 2002, 2001 AND 2000

                                                                               (Amounts expressed in thousands of Euros)
                                                                             ----------------------------------------------
                                                                                 Total                          Mandatorily
                                                            Thousands of     Shareholders'      Capital         Convertible
                                                            U.S. Dollars         Equity          stock             Notes
                                                            ------------     -------------     ----------       -----------
Balance on December 31, 1999                                  1,680,274        1,602,550        1,000,000             --

  Transfer to Legal reserve                                          --               --               --             --
  Transfer to Statutory reserve                                      --               --               --             --
  Dividends paid                                               (157,275)        (150,000)              --             --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                 5,663,197        5,401,237        1,042,972             --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                  (538)            (513)              --             --
  Net income                                                   (399,541)        (381,059)              --             --
  Increase in share capital by the issue of 1,665,675
    new shares through the partial conversion of
     convertible preference shares                               17,685           16,867            8,308             --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                             35,337           33,702           33,702             --
  Increase in share capital by the issue of
    3,323,947 shares resulting from the merger
    of BPSM in December, 2000                                    86,364           82,369           16,580             --
  Goodwill arising on consolidation                                  --               --               --             --
  Investment securities available for sale                      (81,155)         (77,401)              --             --
  Deferred income taxes related with
    investment securities available for sale                     37,896           36,143               --             --
  Treasury stock                                                171,737          163,793               --             --
  Exchange differences arising on consolidation                  20,171           19,238               --             --
  Other reserves arising on consolidation                        (7,955)          (7,587)              --             --
  Other reserves arising by US GAAP                              (9,888)          (9,431)              --             --
                                                             ----------       ----------       ----------       --------

Balance on December 31, 2000                                  7,056,309        6,729,908        2,101,562             --

  Transfer to Legal reserve                                          --               --               --             --
  Transfer to Statutory reserve                                      --               --               --             --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)         749,186          714,531          168,125             --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                             --               --           57,027             --
  Costs related with the increase in share capital               (1,796)          (1,713)              --             --
  Net income                                                 (1,471,873)      (1,403,789)              --             --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                   (46,322)         (44,179)              --             --
  Securitization programme                                       (6,258)          (5,969)              --             --
  Investment securities available for sale                      (54,384)         (51,868)              --             --
  Deferred income taxes                                         102,820           98,064               --             --
  Treasury stock                                                139,465          133,014               --             --
  Exchange differences arising on consolidation                  38,138           36,374               --             --
  Pension fund                                                 (195,189)        (186,160)              --             --
  Adjustments to the income appropriated from
   the insurance companies                                      (71,296)         (67,998)              --             --
  Other reserves arising on consolidation                       (52,858)         (50,413)              --             --
  Other reserves arising by US GAAP                               5,430            5,179               --             --
                                                             ----------       ----------       ----------       --------

Balance on December 31, 2001                                  6,191,372        5,904,981        2,326,714             --

  Transfer to Legal reserve                                          --               --               --             --
  Transfer to Statutory reserve                                      --               --               --             --
  Dividends paid                                               (364,878)        (348,000)              --             --
  Costs related with the increase in share capital                  (90)             (86)              --             --
  Net income                                                   (773,888)        (738,091)              --             --
  Nominal value of 140,000,000 mandatorily convertible
    notes in BCP shares in December 2005                        733,950          700,000               --        700,000
  Debt component of the issue of 140,000,000
    mandatorily convertible notes in BCP shares                (180,125)        (171,793)              --       (171,793)
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                     8,991            8,575               --             --
  Securitization programme                                        6,878            6,560               --             --
  Investment securities available for sale                      (34,139)         (32,560)
  Deferred income taxes                                        (111,876)        (106,701)
  Treasury stock                                                 (2,137)          (2,038)              --             --
  Exchange differences arising on consolidation                (118,408)        (112,931)              --             --
  Pension fund                                                  188,582          179,859               --             --
  Adjustments to the income appropriated from
   the insurance companies                                      (26,770)         (25,532)              --             --
  Convertible securities                                        180,125          171,793               --        171,793
  Other reserves arising on consolidation                       (42,334)         (40,376)              --             --
  Other reserves arising by US GAAP                               2,009            1,916               --             --
                                                             ----------       ----------       ----------       --------

Balance on December 31, 2002                                  5,657,262        5,395,576        2,326,714        700,000
                                                             ==========       ==========       ==========       ========

                                                                            (Amounts expressed in thousands of Euros)
                                                            ------------------------------------------------------------------------
                                                                           Legal and    Other reserves                 Accumalated
                                                              Share        statutory     and retained      Treasury    comprehensive
                                                             premium       reserves        earnings          stock        income
                                                            ----------     ---------    --------------     --------    -------------
Balance on December 31, 1999                                   587,202        87,432          88,613       (249,328)        88,631

  Transfer to Legal reserve                                         --        22,144         (22,144)            --             --
  Transfer to Statutory reserve                                     --           998            (998)            --             --
  Dividends paid                                                    --            --        (150,000)            --             --
  Increase in share capital related with exchange
    of BCP shares for shares of BPSM, Atlantico,
    Banco Mello and Imperio and merger of
    Banco Mello and Atlantico on 30 June 2000                4,358,265            --              --             --             --
  Costs related with the increase in share capital
    and the merger with Atlantico and Banco Mello                 (513)           --              --             --             --
  Net income                                                        --            --        (381,059)            --             --
  Increase in share capital by the issue of 1,665,675
    new shares through the partial conversion of
     convertible preference shares                               8,559            --              --             --             --
  Increase in share capital by the issue of
    BCP shares in exchange for the mortgage
    portfolio of BII                                                --            --              --             --             --
  Increase in share capital by the issue of
    3,323,947 shares resulting from the merger
    of BPSM in December, 2000                                   65,789            --              --             --             --
  Goodwill arising on consolidation                         (2,310,223)           --       2,310,223             --             --
  Investment securities available for sale                          --            --              --             --        (77,401)
  Deferred income taxes related with
    investment securities available for sale                        --            --              --             --         36,143
  Treasury stock                                                    --            --              --        163,793             --
  Exchange differences arising on consolidation                     --            --              --             --         19,238
  Other reserves arising on consolidation                           --            --          (7,587)            --             --
  Other reserves arising by US GAAP                                 --            --          (9,431)            --             --
                                                            ----------       -------      ----------       --------       --------

Balance on December 31, 2000                                 2,709,079       110,574       1,827,617        (85,535)        66,611

  Transfer to Legal reserve                                         --       108,239        (108,239)            --             --
  Transfer to Statutory reserve                                     --         9,926          (9,926)            --             --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)        546,406            --              --             --             --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                            --            --         (57,027)            --             --
  Costs related with the increase in share capital              (1,333)           --            (380)            --             --
  Net income                                                        --            --      (1,403,789)            --             --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                       --            --              --             --        (44,179)
  Securitization programme                                          --            --              --             --         (5,969)
  Investment securities available for sale                          --            --              --             --        (51,868)
  Deferred income taxes                                             --            --              --             --         98,064
  Treasury stock                                                    --            --              --        133,014             --
  Exchange differences arising on consolidation                     --            --              --             --         36,374
  Pension fund                                                      --            --              --             --       (186,160)
  Adjustments to the income appropriated from
   the insurance companies                                          --            --         (67,998)            --             --
  Other reserves arising on consolidation                           --            --         (50,413)            --             --
  Other reserves arising by US GAAP                                 --            --           5,179             --             --
                                                            ----------       -------      ----------       --------       --------

Balance on December 31, 2001                                 3,254,152       228,739         135,024         47,479        (87,127)

  Transfer to Legal reserve                                         --        52,000         (52,000)            --             --
  Transfer to Statutory reserve                                     --         9,000          (9,000)            --             --
  Dividends paid                                                    --            --        (348,000)            --             --
  Costs related with the increase in share capital                 (86)           --              --             --             --
  Net income                                                        --            --        (738,091)            --             --
  Nominal value of 140,000,000 mandatorily convertible
    notes in BCP shares in December 2005                            --            --              --             --             --
  Debt component of the issue of 140,000,000
    mandatorily convertible notes in BCP shares                     --            --              --             --             --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                       --            --              --             --          8,575
  Securitization programme                                          --            --              --             --          6,560
  Investment securities available for sale                                                                                 (32,560)
  Deferred income taxes                                                                                                   (106,701)
  Treasury stock                                                    --            --              --         (2,038)            --
  Exchange differences arising on consolidation                     --            --              --             --       (112,931)
  Pension fund                                                      --            --              --             --        179,859
  Adjustments to the income appropriated from
   the insurance companies                                          --            --         (25,532)            --             --
  Convertible securities
  Other reserves arising on consolidation                           --            --         (40,376)            --             --
  Other reserves arising by US GAAP                                 --            --           1,916             --             --
                                                            ----------       -------      ----------       --------       --------

Balance on December 31, 2002                                 3,254,066       289,739      (1,076,059)        45,441       (144,325)
                                                            ==========       =======      ==========       ========       ========

   The accompanying notes are an integral part of these financial statements

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

r) Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income. The amount for 2002, 2001 and 2000 are as follows:

                                                                      2002               2001             2000
                                                                    Euro '000          Euro '000        Euro '000
                                                                    ---------          ---------        ---------
      Consolidated Net Income in accordance with US GAAP             (738,091)        (1,403,789)        (381,059)
                                                                     --------         ----------         --------

         SFAS 133                                                       8,575            (44,179)              --
         Securitization programme                                       6,560             (5,969)              --
         Unrealized appreciation (depreciation) on securities         (32,560)           (51,868)         (77,401)
         Deferred tax effect                                         (106,701)            98,064           36,143
         Exchange differences arising on consolidation               (112,931)            36,374           19,238
         Pension fund                                                 179,859           (186,160)              --
                                                                     --------         ----------         --------

      Total Comprehensive Income (Loss), net of taxes                (795,289)        (1,557,527)        (403,079)
                                                                     ========         ==========         ========

The accumulated Comprehensive Income is presented under consolidated statement of changes in shareholders' equity under US GAAP.

s) Segmental reporting

SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information', became effective for the Group in 1998. This disclosure standard requires that the Group provide information about its business segments based upon the information that is regularly available to and is regularly used by the chief operating decision making officers in deciding how to allocate resources and in measuring performance.

The Group's business segments, which are identified in the tables presented in the next three pages, one page/table for each year, namely for 2002, 2001 and 2000 are operated in separate subsidiaries whose purpose is to serve its specific customer groups. The financial information related to its business segments is prepared by the Group's financial reporting systems which apply the same accounting principles as are utilized in the preparation of the Group's consolidated financial statements as supplemented by accounting policies for inter-company transactions, internal funds transfer pricing and allocations of shared costs.

Until the year 1999, the Group prepared its Segmental Consolidated Financial Statements including the insurance activity by the full consolidation method. In the year 2000, following the reorganisation of the insurance business on September 30, 2000, the 50.1% of Seguros e Pensoes, S.G.P.S., S.A. was exchanged for a 17.1% holding in Eureko, B.V. As a result, the insurance activity is accounted under the equity method of consolidation in the 2000 Segmental Consolidated Financial Statements. Therefore the appropriation of net income from the insurance activity for the year ended December 31, 2000 is included under income from securities.

The summary information presented in the next tables have been reclassified in the format of regulation S-X.

Intercompany transaction are reflected in individual segments at rates and terms that are identical to transactions with customers. Such transactions are eliminated in the referred tables in the column headed `Other'. Internal funds transfer prices are calculated by the Asset Liability Management Division based upon the Lisbon Inter-bank Offer Rate (LISBOR). Income and expenses that are not interest related and that are directly attributable to specific segments are assigned to those segments. Shared costs are allocated among segments based upon methodologies that are considered most appropriate for each type of cost, such as business volume, useage, or percentage of shareholder's equity to consolidated shareholders' equity.

Because the Group's segment information is based upon the manner in which the Group manages its business activities, the information in the referred tables may not be comparable to similar information in any other organization.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

Corporate and Retail Banking

Commercial and retail banking is the Group's most important business area, carried out mainly by BCP through its retail banking network (that included the following networks at the end of the year of 2002: Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Atlantico and SottoMayor), by Banco Investimento Imobiliario, by Banco Expresso Atlantico and by the banks abroad (Banco Internacional de Mocambique, Banco Comercial de Macau, Banque BCP, Novabank, Sitebank and BPABank).

Investment Banking

BCP Investimento - Banco Comercial Portugues de Investimento, S.A. is BCP's subsidiary for investment banking.

Asset Management

BCP is engaged in the asset management business through AF Investimentos, a holding company for its subsidiaries focusing on securities and property unit trust funds management and personalised portfolio management.

Specialized Credit

BCP is engaged in the factoring and equipment and real estate leasing businesses through Leasefactor, a holding company for its subsidiaries focusing the referred businesses.

Consumer Credit

CrediBanco is the Group's Bank for consumer credit. In December 1999 the BCP Group established a partnership agreement with SIVA (that was later renamed to SAG GEST), including the joint acquisition of Interbanco, an institution specialising in car financing for individuals and corporate customers. In accordance with the strategy defined by the BCP Group for the consumer credit business, Interbanco centralised the car financing business at the point of sale, while CrediBanco kept the remaining consumer credit business.

ServiBanca

ServiBanca centralises common operational and management support units, providing services for all the BCP Group. The costs it incurs are transferred to each of the Group's companies, which act as its "clients".

Before presenting the referred tables regarding the segmental reporting, the Group's consolidated total income distributed on a geographic basis in percentage is analyzed as follows:

                                                                        %
                                                                ------------

       Portugal                                                        86.5%
       Rest of the European Union countries                             6.6%
       United States of America                                         1.0%
       Asia                                                             0.7%
       Cayman islands                                                   1.3%
       Other                                                            3.9%
                                                                ------------
                                                                      100.0%
                                                                ============

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                   2002                                                     (values in thousands of Euros)
                                                   -----------       ----------     ----------      -----------       ----------
                                                     Corporate
                                                    and Retail       Investment       Asset         Specialized        Consumer
                                                      Banking         Banking       Management        Credit            Credit
                                                   -----------       ----------     ----------      -----------       ----------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                       13,229,752        1,787,816        106,484           30,976           20,025
   Loans and advances to customers                  39,839,471          360,406             --        2,305,873        1,299,714
   Securities portfolio (i)                          8,996,056          693,826          2,585              721              892

   Total assets                                     70,975,683        3,335,083        128,764        2,380,995        1,483,934

   Liabilities
   Amounts owed to
       credit institutions                          27,214,686          169,883             --        1,248,367        1,040,068
   Amounts owed to customers                        25,632,138          137,614             --               --          123,881
   Debt securities                                   3,961,518        2,303,742             --          883,690           25,000

   Total liabilities                                67,852,934        3,153,424         95,103        2,302,691        1,391,935

Consolidated Statement of Income by Segment

   Interest income                                   3,372,828          143,180          4,258          148,257          114,526
   Interest expense                                  2,209,004          125,989              2           97,444           57,494
                                                   -----------       ----------       --------       ----------       ----------

        Net interest income                          1,163,824           17,191          4,256           50,813           57,032
   Provision for loans losses                          485,489           11,852              7           13,846           28,411
                                                   -----------       ----------       --------       ----------       ----------

        Net interest income after
            provisions for loan losses                 678,335            5,339          4,249           36,967           28,621
                                                   -----------       ----------       --------       ----------       ----------

   Net gains arising from commissions                  450,125           30,097         13,844           (5,411)           6,823
   Other net income                                    144,321           13,924            177            2,822           11,217
                                                   -----------       ----------       --------       ----------       ----------
        Net services income                            594,446           44,021         14,021           (2,589)          18,040
                                                   -----------       ----------       --------       ----------       ----------

   Income from the account securities                  133,080            2,045             --               --                8
   Income from investments                             104,155              384             --               --           10,717
   Net gains arising from trading activities           231,661           22,349           (452)           5,540            9,285
   Provision to account securities                      15,658           (1,604)            (2)              --               --
   Other costs                                         (12,863)            (580)          (132)            (465)            (645)
                                                   -----------       ----------       --------       ----------       ----------

        Net income before
            operating costs                          1,744,472           71,954         17,684           39,453           66,026
                                                   -----------       ----------       --------       ----------       ----------

   Staff costs                                         579,185           20,455          4,098           13,098           18,935
   Other administrative costs                          660,550           16,751          4,281           10,663           35,917
   Depreciation                                        124,345            2,121            314            1,123            2,152
                                                   -----------       ----------       --------       ----------       ----------
        Operating costs                              1,364,080           39,327          8,693           24,884           57,004
                                                   -----------       ----------       --------       ----------       ----------
        Operating net income                           380,392           32,627          8,991           14,569            9,022
                                                   -----------       ----------       --------       ----------       ----------

   Other provisions                                    (10,528)          (2,677)           135           (1,163)            (698)
   Other extraordinary net income                       19,866           17,390            502             (168)           1,522
                                                   -----------       ----------       --------       ----------       ----------

        Net income before taxes and
            minority interests                         389,730           47,340          9,628           13,238            9,846
                                                   -----------       ----------       --------       ----------       ----------

   Provision for income taxes                           36,897           11,921          1,283            4,585              261
   Minority interests                                  (16,375)             (65)            --                1               31
                                                   -----------       ----------       --------       ----------       ----------

        Net income                                     369,208           35,484          8,345            8,652            9,554
                                                   ===========       ==========       ========       ==========       ==========

                   2002                                   (values in thousands of Euros)
                                                   ----------     ------------      ------------
                                                    Service           Other
                                                    Provider        (includes         BCP Group
                                                   Servibanca     adjustments)      Consolidated
                                                   ----------     ------------      ------------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                             --        (9,819,657)        5,355,396
   Loans and advances to customers                        --           990,276        44,795,740
   Securities portfolio (i)                               --        (3,570,169)        6,123,911

   Total assets                                      310,413       (17,473,123)       61,141,749

   Liabilities
   Amounts owed to
       credit institutions                           230,108       (16,762,282)       13,140,830
   Amounts owed to customers                              --         1,194,411        27,088,044
   Debt securities                                        --         4,360,870        11,534,820

   Total liabilities                                 310,157       (17,508,186)       57,598,058

Consolidated Statement of Income by Segment

   Interest income                                       120          (794,718)        2,988,451
   Interest expense                                    5,706          (833,936)        1,661,703
                                                    --------       -----------       -----------

        Net interest income                           (5,586)           39,218         1,326,748
   Provision for loans losses                             --           (14,346)          525,259
                                                    --------       -----------       -----------

        Net interest income after
            provisions for loan losses                (5,586)           53,564           801,489
                                                    --------       -----------       -----------

   Net gains arising from commissions                   (577)            4,271           499,172
   Other net income                                  358,942          (308,163)          223,240
                                                    --------       -----------       -----------
        Net services income                          358,365          (303,892)          722,412
                                                    --------       -----------       -----------

   Income from the account securities                     --          (118,718)           16,415
   Income from investments                                --             8,292           123,548
   Net gains arising from trading activities              --           (64,414)          203,969
   Provision to account securities                        --           (36,811)          (22,759)
   Other costs                                           (68)          (25,315)          (40,068)
                                                    --------       -----------       -----------

        Net income before
            operating costs                          352,711          (487,294)        1,805,006
                                                    --------       -----------       -----------

   Staff costs                                       147,173             1,552           784,496
   Other administrative costs                        162,606          (361,517)          529,251
   Depreciation                                       43,594               375           174,024
                                                    --------       -----------       -----------
        Operating costs                              353,373          (359,590)        1,487,771
                                                    --------       -----------       -----------
        Operating net income                            (662)         (127,704)          317,235
                                                    --------       -----------       -----------

   Other provisions                                     (375)          (11,694)          (27,000)
   Other extraordinary net income                      1,251            68,240           108,603
                                                    --------       -----------       -----------

        Net income before taxes and
            minority interests                           214           (71,158)          398,838
                                                    --------       -----------       -----------

   Provision for income taxes                            214               218            55,379
   Minority interests                                     --            87,146            70,738
                                                    --------       -----------       -----------

        Net income                                        --          (158,522)          272,721
                                                    ========       ===========       ===========

                                               Net Income by share    0,25 Euros
                                 Total Other Income / Total Income        44.07%
                                    Operating Costs / Total Income        57.27%

      (i)   Includes securities, treasury stock and investments

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                 2001                                                      (values in thousands of Euros)
                                                   -----------       ----------      ----------     -----------      ---------
                                                    Corporate
                                                    and Retail       Investment        Asset        Specialized      Consumer
                                                     Banking          Banking        Management       Credit          Credit
                                                   -----------       ----------      ----------     -----------      ---------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                       16,906,184        1,483,955        116,697            4,160         34,214
   Loans and advances to customers                  37,908,948          363,945             --        2,860,748        693,785
   Securities portfolio (i)                          8,910,538          620,475          9,841              961          2,799

   Total assets                                     72,138,198        2,710,323        140,236        2,902,117        808,392

   Liabilities
   Amounts owed to
       credit institutions                          27,694,772          129,292             --        1,416,455        485,132
   Amounts owed to customers                        28,208,150          157,625             --               --         30,687
   Debt securities                                   3,954,580        2,007,453             --        1,148,053         25,000

   Total liabilities                                67,330,294        2,538,103         96,721        2,832,468        715,210

Consolidated Statement of Income by Segment

   Interest income                                   3,884,512          153,834          7,060          167,248         95,294
   Interest expense                                  2,688,938          142,152              1          122,383         30,084
                                                   -----------       ----------       --------       ----------       --------

        Net interest income                          1,195,574           11,682          7,059           44,865         65,210
   Provision for loans losses                          292,874             (893)            --           14,554         24,276
                                                   -----------       ----------       --------       ----------       --------

        Net interest income after
            provisions for loan losses                 902,700           12,575          7,059           30,311         40,934
                                                   -----------       ----------       --------       ----------       --------

   Net gains arising from commissions                  419,679           26,860         24,804           (1,514)          (997)
   Other net income                                    259,782            7,538          3,380           10,635         18,589
                                                   -----------       ----------       --------       ----------       --------
        Net services income                            679,461           34,398         28,184            9,121         17,592
                                                   -----------       ----------       --------       ----------       --------

   Income from the account securities                   19,853            1,599             --               --             --
   Income from investments                             186,743            2,175             --               --          1,789
   Net gains arising from trading activities            27,141           16,176            (89)              --         12,325
   Provision to account securities                     (13,366)          (1,353)           (23)              --            (32)
                                                   -----------       ----------       --------       ----------       --------

        Net income before
            operating costs                          1,802,532           65,570         35,131           39,432         72,608
                                                   -----------       ----------       --------       ----------       --------

   Staff costs                                         540,692           18,781          6,482           12,342         19,771
   Other administrative costs                          633,322           14,882          5,731           10,336         27,038
   Depreciation                                        104,678            1,896            347            1,260          2,501
                                                   -----------       ----------       --------       ----------       --------
        Operating costs                              1,278,692           35,559         12,560           23,938         49,310
                                                   -----------       ----------       --------       ----------       --------
        Operating net income                           523,840           30,011         22,571           15,494         23,298
                                                   -----------       ----------       --------       ----------       --------

   Other provisions                                     39,143              969            (55)          (2,347)          (553)
   Other extraordinary net income                       97,098              835            (29)           1,108            539
                                                   -----------       ----------       --------       ----------       --------

        Net income before taxes and
            minority interests                         660,081           31,815         22,487           14,255         23,284
                                                   -----------       ----------       --------       ----------       --------

   Provision for income taxes                           67,753            5,124          4,580            4,845          6,195
   Minority interests                                       29               --             --                1              1
                                                   -----------       ----------       --------       ----------       --------

        Net income                                     592,299           26,691         17,907            9,409         17,088
                                                   ===========       ==========       ========       ==========       ========

                 2001                                      (values in thousands of Euros)
                                                   ---------      ------------      ------------
                                                    Service          Other
                                                    Provider       (includes         BCP Group
                                                   Servibanca     adjustments)      Consolidated
                                                   ---------      ------------      ------------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                             --       (11,092,233)        7,452,977
   Loans and advances to customers                        --           614,475        42,441,901
   Securities portfolio (i)                               --        (2,086,330)        7,458,284

   Total assets                                      477,905       (16,784,198)       62,392,973

   Liabilities
   Amounts owed to
       credit institutions                           438,108       (16,994,564)       13,169,195
   Amounts owed to customers                              --         1,044,588        29,441,050
   Debt securities                                        --         3,583,803        10,718,889

   Total liabilities                                 477,653       (15,131,868)       58,858,581

Consolidated Statement of Income by Segment

   Interest income                                        --          (911,424)        3,396,524
   Interest expense                                   17,066          (955,958)        2,044,666
                                                    --------       -----------       -----------

        Net interest income                          (17,066)           44,534         1,351,858
   Provision for loans losses                             --           (22,110)          308,701
                                                    --------       -----------       -----------

        Net interest income after
            provisions for loan losses               (17,066)           66,644         1,043,157
                                                    --------       -----------       -----------

   Net gains arising from commissions                     (1)           18,465           487,296
   Other net income                                  318,812          (395,902)          222,834
                                                    --------       -----------       -----------
        Net services income                          318,811          (377,437)          710,130
                                                    --------       -----------       -----------

   Income from the account securities                     --                --            21,452
   Income from investments                                --           (72,152)          118,555
   Net gains arising from trading activities              --           100,816           156,369
   Provision to account securities                        --                 4           (14,770)
                                                    --------       -----------       -----------

        Net income before
            operating costs                          301,745          (282,125)        2,034,893
                                                    --------       -----------       -----------

   Staff costs                                       128,740               550           727,358
   Other administrative costs                        135,528          (317,803)          509,034
   Depreciation                                       37,638              (429)          147,891
                                                    --------       -----------       -----------
        Operating costs                              301,906          (317,682)        1,384,283
                                                    --------       -----------       -----------
        Operating net income                            (161)           35,557           650,610
                                                    --------       -----------       -----------

   Other provisions                                       --                53            37,210
   Other extraordinary net income                        161           (41,140)           58,572
                                                    --------       -----------       -----------

        Net income before taxes and
            minority interests                            --            (5,530)          746,392
                                                    --------       -----------       -----------

   Provision for income taxes                             --            (4,042)           84,455
   Minority interests                                     --            90,234            90,265
                                                    --------       -----------       -----------

        Net income                                        --           (91,722)          571,672
                                                    ========       ===========       ===========

                                               Net Income by share    0,25 Euros
                                 Total Other Income / Total Income        44.07%
                                    Operating Costs / Total Income        57.27%

      (i)   Includes securities, treasury stock and investments

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

                      2000                                                  (values in thousands of Euros)
                                                   -----------       ----------      ----------     -----------       --------
                                                    Corporate
                                                   and Retail        Investment        Asset        Specialized       Consumer
                                                     Banking           Banking       Management        Credit          Credit
                                                   -----------       ----------      ----------     -----------       --------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                       14,608,117          788,835        129,214            8,833         58,740
   Loans and advances to customers                  36,986,271          444,838             --        2,487,380        789,108
   Securities portfolio (i)                          9,366,215        1,403,050         16,724              839          6,318

   Total assets                                     67,392,086        3,064,088        162,001        2,564,543        933,193

   Liabilities
   Amounts owed to
       credit institutions                          26,010,868        1,072,323             --        1,031,017        482,560
   Amounts owed to customers                        27,912,928           25,707             --               --        115,441
   Debt securities                                   3,372,569        1,312,935             --        1,244,071         49,940

   Total liabilities                                63,690,569        2,830,915        109,929        2,502,973        854,575

Consolidated Statement of Income by Segment

   Interest income                                   3,546,251          228,489          5,123          148,641        100,207
   Interest expense                                  2,499,735          216,938             30          105,790         26,656
                                                   -----------       ----------       --------       ----------       --------

        Net interest income                          1,046,516           11,551          5,093           42,851         73,551
   Provision for loans losses                          322,698           (1,314)            (2)          10,900         40,253
                                                   -----------       ----------       --------       ----------       --------

        Net interest income after
            provisions for loan losses                 723,818           12,865          5,095           31,951         33,298
                                                   -----------       ----------       --------       ----------       --------

   Net gains arising from commissions                  472,465           35,876         48,683           (3,353)         2,920
   Other net income                                    100,504           12,534           (252)           7,114         10,148
                                                   -----------       ----------       --------       ----------       --------
        Net services income                            572,969           48,410         48,431            3,761         13,068
                                                   -----------       ----------       --------       ----------       --------

   Income from the account securities                   27,315              908             --               --             --
   Income from investments                              93,830            5,429             --               --          3,920
   Net gains arising from trading activities            83,608           13,303             60                1          4,312
   Provision to account securities                     (32,568)          (2,727)           (23)              --            (12)
                                                   -----------       ----------       --------       ----------       --------

        Net income before
            operating costs                          1,468,972           78,188         53,563           35,713         54,586
                                                   -----------       ----------       --------       ----------       --------

   Staff costs                                         568,287           18,950          5,430           11,725         20,691
   Other administrative costs                          556,076           12,136          5,820           11,287         27,348
   Depreciation                                        105,680            2,416            249            1,538          2,762
                                                   -----------       ----------       --------       ----------       --------
        Operating costs                              1,230,043           33,502         11,499           24,550         50,801
                                                   -----------       ----------       --------       ----------       --------
        Operating net income                           238,929           44,686         42,064           11,163          3,785
                                                   -----------       ----------       --------       ----------       --------

   Other expenses                                     (133,006)          (5,848)          (607)          (2,241)          (644)
   Other extraordinary net income                    1,007,218            6,448            (64)           5,264          7,332
                                                   -----------       ----------       --------       ----------       --------

        Net income before taxes and
            minority interests                       1,113,141           45,286         41,393           14,186         10,473
                                                   -----------       ----------       --------       ----------       --------

   Provision for income taxes                           89,684           10,912         12,535            3,176          5,207
   Minority interests                                      104               --             --               23              2
                                                   -----------       ----------       --------       ----------       --------

        Net income                                   1,023,353           34,374         28,858           10,987          5,264
                                                   ===========       ==========       ========       ==========       ========

                      2000                                  (values in thousands of Euros)
                                                   ----------     ------------      ------------
                                                    Service           Other
                                                    Provider        (includes         BCP Group
                                                   Servibanca     adjustments)      Consolidated
                                                   ----------     ------------      ------------
Consolidated Financial Information by Segment

   Assets
   Cash and Loans and advances
       to credit institutions                             --        (7,379,922)        8,213,817
   Loans and advances to customers                        --          (110,656)       40,596,941
   Securities portfolio (i)                               --        (2,332,340)        8,460,806

   Total assets                                      326,393       (13,008,457)       61,433,847

   Liabilities
   Amounts owed to
       credit institutions                           282,374       (12,366,416)       16,512,726
   Amounts owed to customers                              --           866,145        28,920,221
   Debt securities                                        --         2,442,476         8,421,991

   Total liabilities                                 326,393       (11,982,962)       58,332,392

Consolidated Statement of Income by Segment

   Interest income                                        54          (983,958)        3,044,807
   Interest expense                                   12,297        (1,069,223)        1,792,223
                                                    --------       -----------       -----------

        Net interest income                          (12,243)           85,265         1,252,584
   Provision for loans losses                             --           (64,936)          307,599
                                                    --------       -----------       -----------

        Net interest income after
            provisions for loan losses               (12,243)          150,201           944,985
                                                    --------       -----------       -----------

   Net gains arising from commissions                     --            18,466           575,057
   Other net income                                  246,233          (244,045)          132,236
                                                    --------       -----------       -----------
        Net services income                          246,233          (225,579)          707,293
                                                    --------       -----------       -----------

   Income from the account securities                     --             3,415            31,638
   Income from investments                                --            50,483           153,662
   Net gains arising from trading activities              --           113,453           214,737
   Provision to account securities                        --             7,667           (27,663)
                                                    --------       -----------       -----------

        Net income before
            operating costs                          233,990            99,640         2,024,652
                                                    --------       -----------       -----------

   Staff costs                                       102,516            16,321           743,920
   Other administrative costs                        103,240          (240,676)          475,231
   Depreciation                                       28,619             1,691           142,955
                                                    --------       -----------       -----------
        Operating costs                              234,375          (222,664)        1,362,106
                                                    --------       -----------       -----------
        Operating net income                            (385)          322,304           662,546
                                                    --------       -----------       -----------

   Other expenses                                         --            99,603           (42,743)
   Other extraordinary net income                        385          (838,144)          188,439
                                                    --------       -----------       -----------

        Net income before taxes and
            minority interests                            --          (416,237)          808,242
                                                    --------       -----------       -----------

   Provision for income taxes                             --             8,184           129,698
   Minority interests                                     --           172,917           173,046
                                                    --------       -----------       -----------

        Net income                                        --          (597,338)          505,498
                                                    ========       ===========       ===========

                                                 Net Income by share  0,25 Euros
                                   Total Other Income / Total Income      44.07%
                                      Operating Costs / Total Income      57.27%

      (i)   Includes securities, treasury stock and investments

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

      t) Stock options

      The Group has a stock option program which was approved by the Board of Directors and the Shareholders in 1991 and 1992. The program authorizes the Board of Directors to grant options, at a price to be determined by it, up to 1.5 % of the share capital.

      On March 15, 2000, the Board of Directors granted 6,062,050 options at a exercise price of 5.49 Euros (*) each. The options will be exercisable at a single date after March 2003 to be determined by the Board.

      On April 23, 2001, the Board of Directors granted 6,714,436 options at a exercise price of 5.00 Euros each. The options will be exercisable at a single date after March 2004 to be determined by the Board.

      (*) Adjusted by the share capital increses which occured on March and April 2001.

      The table below provides information related to the options:

         Date of grant                      April 23, 2001     March 15, 2000
         Number of shares                        6,714,436
         Exercise price                         5.00 Euros         5.49 Euros
         Exercise date                    After March 2004   After March 2003

         Market price:
             At date of grant                   5.00 Euros         5.49 Euros
             At December 31, 2000                  n/a             5.65 Euros
             At December 31, 2001               4.55 Euros         4.55 Euros
             At December 31, 2002               2.28 Euros         2.28 Euros

      The estimated fair value of the options at date of grant was Euro zero (2001: Euro 3,365,411).

      The Group accounts for stock options for US GAAP purposes in accordance with APB N.(degree) 25 and SFAS N.(degree) 123.

39.   Recently issued accounting pronouncements

      SFAS 143, Accounting for Asset Retirement Obligations, requires recognition of the fair value of obligations associated with the retirement of long-lived assets when there is a legal obligation to incur such costs. This amount is accounted for like an additional element of the corresponding asset's cost, and is depreciated over that asset's useful life. SFAS 143 will be effective for BCP Group on January 1, 2003. It is expected that the adoption of SFAS 143 will not have a material impact in the Group's financial statements.

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities which provisions are effective for exit or disposal activities that are initiated after December 31, 2002, although early application is encouraged. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liabilities Recognition for certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring) and prescribes the way in which costs associated with the sale or termination of a line of business and the closure of a business activities at a particular location are to be determined and the timing of their recognition. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability, as defined in Concepts Statements 6, is incurred. The Bank is currently reviewing the prospective impact of applying this standard.

                            BANCO COMERCIAL PORTUGUES
                 Notes to the Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

In October 2002, the Financial Accounting Standards Board issued SFAS No. 147, Acquisitions of Certain Financial Institutions an Amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9. This statements removes the acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9, and requires that those transactions, which constitutes a business combination, be accounted for in accordance with SFAS No. 141 and 142. Thus, the requirements of paragraph 5 of SFAS No. 72 to recognize and subsequently amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No 147, which requires that for the acquisition of a financial institution that meets the definition of a business combination, the amount of unidentifiable intangible excess should be recognized and accounted for as goodwill.

SFAS No 147 is effective for acquisitions on or after October 15, 2002 with mandatory implementation effective January 1, 2001, for existing intangibles. The Bank does not carry in its balance sheet any amount of unidentifiable intangible asset resultant from a business combination, and therefore no impact is expected from the implementation of this standard.

The Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to FASB Statements No. 123. This statement amends SFAS No. 123, to provide alternative methods of transition for voluntary change to fair value based method of accounting for stock-based employee compensation. In addition, this Statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect on the method used and reported results.

SFAS No. 148 is effective for the Bank for fiscal years ending after December 15, 2002, but no material impact is expected on the consolidated financial statements from its adoption.

FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others, was issued in November 2002 and is an interpretation of FASB Statement No. 5, 57 and 107 and has superseded FASB Interpretation No. 34. This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumed under that guarantee and must disclose that information in its interim and annual financial statements.

The Bank is currently reviewing the impact of applying the initial recognition and initial measurement provisions. These apply on a prospective basis to guaranteed issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The disclosure requirements in the interpretation are for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest entities that clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at the risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity, and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

This interpretation applies immediately to variable interest entities created after January 31, 2003 or to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities obtained before February 1, 2003.

The Bank owns interests in variable interest entities due to securitization transactions entered into in the past. These transactions and the variable interest owned are described in note 38. Part of these variable interest entities were already consolidated following the application of SFAS 140 and Topic D-14. The Bank is currently analysing the remaining variable interest entities, which are securitization vehicles, in the light of this interpretation and it is reasonably possible that it will consolidate these entities when this interpretation becomes effective. However, the Bank believes that no loss higher than the amount of Euros 25.791.000 already considered under FAS 140 and FAS 115 in the valuation of the subordinated and residual notes is expected with the adoption of this interpretation.

ITEM 19. EXHIBITS

Number                                 Description
------      --------------------------------------------------------------------

1           Articles of Association of Banco Comercial Portugues, S.A.

4.4*        Agreement with Banco Santander Central Hispano, dated March 2002

7.1 Calculation of Ratios of Earnings to Fixed Charges for the fiscal years ended December 31, 2002, 2001 and 2000

7.2 Calculation of Consolidated Solvency Ratios according to the rules of the Bank of Portugal for the fiscal years ended December 31, 2002, 2001 and 2000

7.3 Calculation of Consolidated and Non-consolidated Solvency Ratios according to the rules of BIS for the fiscal years ended December 31, 2002, 2001 and 2000

8           List of Subsidiaries

99.1 Certification of CEO pursuant to 18 U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification of CFO pursuant to 18 U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on July 1, 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCO COMERCIAL PORTUGUES, S.A.


                                   By: Antonio Rodrigues
                                       ---------------------------------------
                                       Name:  Antonio Rodrigues
                                       Title: Member of the Board of Directors

Dated: June 24, 2003

                                 CERTIFICATIONS

I, Jorge Jardim Goncalves, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Comercial Portugues, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003


                                                Jorge Jardim Goncalves
                                                ------------------------------
                                                Name:  Jorge Jardim Goncalves
                                                Title: Chief Executive Officer

I, Antonio Rodrigues, certify that:

1. I have reviewed this annual report on Form 20-F of Banco Comercial Portugues, S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003


                                                 Antonio Rodrigues
                                                 -----------------------------
                                                 Name: Antonio Rodrigues
                                                 Tile: Chief Financial Officer

                                INDEX TO EXHIBITS

                                                                    Sequentially
                                                                      Numbered
Number                          Description                             Page
------   --------------------------------------------------------   ------------

1        Articles of Association of Banco Comercial Portugues,
         S.A.                                                           255

7.1      Calculation of Ratios of Earnings to Fixed Charges for
         the fiscal years ended December 31, 2002, 2001 and 2000        275

7.2      Calculation of Consolidated Solvency Ratios according to
         the rules of the Bank of Portugal for the fiscal years
         ended December 31, 2002, 2001 and 2000                         276

7.3      Calculation of Consolidated and Non-consolidated
         Solvency Ratios according to the rules of BIS for the
         fiscal years ended December 31, 2002, 2001 and 2000            280

8        List of Subsidiaries                                           281

99.1     Certification of CEO pursuant to 18 U.S.C.ss.1350, as
         adopted pursuant to Section 906 of the Sarbanes-Oxley
         Act of 2002                                                    282

99.2     Certification of CFO pursuant to 18 U.S.C.ss.1350, as
         adopted pursuant to Section 906 of the Sarbanes-Oxley
         Act of 2002                                                    283